UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2017

Keith E. Gottfried
Morgan, Lewis & Bockius LLP
keith.gottfried@morganlewis.com

Re: RAIT Financial Trust
Incoming letter dated January 24, 2017

Dear Mr. Gottfried:

This is in response to your letters dated January 24, 2017, February 13, 2017 and February 24, 2017 concerning the shareholder proposal submitted to RAIT by Edward S. Friedman. We also have received letters from the proponent dated February 2, 2017, February 21, 2017 and March 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Edward S. Friedman
efriedman@mmsolutionsinc.onmicrosoft.com

March 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: RAIT Financial Trust
Incoming letter dated January 24, 2017

The proposal relates to externalizing management.

There appears to be some basis for your view that RAIT may exclude the proposal under rule 14a-8(b). You represent that the proponent holds securities that are entitled to vote only on certain matters, which do not include the subject of this proposal. Rule 14a-8(b) requires that in order to be eligible to have a proposal included in a company's proxy materials, a shareholder must hold "securities entitled to be voted on the proposal." Accordingly, we will not recommend enforcement action to the Commission if RAIT omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which RAIT relies.

Sincerely,

Mitchell Austin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

EDWARD S. FRIEDMAN

FISMA & OMB Memorandum M-07-16

March 2, 2017

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RAIT Financial Trust
Shareholder Proposal of Edward S. Friedman

Dear Ladies and Gentlemen,

This letter responds to the "second supplemental letter" dated February 24, 2017 (the "Second Supplement"), submitted on behalf of RAIT Financial Trust ("RAIT" or the "Company"). The Second Supplement is RAIT's *third* submission in support of its campaign to exclude the shareholder proposal that I submitted on December 15, 2016 (the "Proposal").[1] Notably, RAIT's Second Supplement does not raise any new arguments, nor does it meaningfully respond to the arguments and authorities contained in my prior letters dated February 2, 2017 and February 21, 2017. Instead, the Second Supplement merely rehashes arguments that RAIT has already made and to which I have already responded.

RAIT's Second Supplement again asserts that *no* RAIT shareholder holds securities entitled to vote on the Proposal, and again, fails to cite a single authority supporting this contention. *See* Feb. 21, 2017 Response to RAIT Supplement at 2-3; Second Supplement at 1-2. RAIT also fails to acknowledge the wholesale shareholder disenfranchisement that it advocates.

Additionally, while the Second Supplement acknowledges that "a company's organizational documents cannot prohibit the submission of a shareholder proposal made in accordance with 14a-8," RAIT nonetheless continues to maintain that its organizational documents prohibit RAIT shareholders from voting on virtually any Rule 14a-8 proposal. Second Supplement at 2-3, 5. RAIT's argument in this regard would render Rule 14a-8 nearly meaningless for RAIT shareholders. Further, RAIT mischaracterizes my position. I have never contended that "shareholders have the right to vote on any Rule 14a-8 proposal, regardless of its subject matter." *See* RAIT Second Supplement at 2. Instead, consistent with the language of the Bylaws and the Declaration of Trust, it is my position that RAIT's *organizational documents* do not, as RAIT argues, effectively exclude nearly all shareholder proposals. *See* Feb. 2, 2017

[1] In accordance with SEC Rule 14a-8(k) and Staff Legal Bulletin No. 14D, this letter is being provided concurrently to Keith E. Gottfried, Esq., as counsel to RAIT.

Response to RAIT Letter at 5-7; Feb. 21, 2017 Response to RAIT Supplement at 3. Instead, shareholder proposals are subject to the limitations of Rule 14a-8 and state law. RAIT can point to no valid basis for exclusion of the Proposal, and its attempt to use its organizational documents to exclude not only my Proposal, but virtually all Rule 14a-8 proposals, is improper and should be rejected.

Finally, the Second Supplement yet again contends that the Proposal may be excluded because it improperly mandates action by the board. As discussed in my prior letters, the Proposal is precatory, but even if the Staff were to conclude that it is not precatory, the Staff can—as it routinely has in the past—permit me to recast and resubmit the Proposal. *See* Feb. 2, 2017 Response to RAIT Letter at 5-7 & n.7; Feb. 21, 2017 Response to RAIT Supplement at 3-4. RAIT simply dismisses this well-established procedure—a posture that is emblematic of RAIT's indifference to the rights of its shareholders to participate in the Company's governance.

In short, like RAIT's prior submissions, the Second Supplement provides no basis for excluding the Proposal under Rule 14a-8. The Staff should permit RAIT's shareholders to consider and vote upon the Proposal.

Sincerely,

Edward S. Friedman

Morgan Lewis

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried
Partner
+1.202.739.5947
keith.gottfried@morganlewis.com

February 24, 2017

VIA HAND DELIVERY AND E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *RAIT Financial Trust*
Second Supplemental Letter for Shareholder Proposal of Edward S. Friedman

Ladies and Gentlemen:

On behalf of our client, RAIT Financial Trust, a Maryland real estate investment trust ("RAIT" or the "Company"), we are writing in response to the letter dated February 21, 2017, from Edward S. Friedman, the proponent (the "Proponent") of a shareholder proposal that was submitted to the Company on December 15, 2016 (the "Proposal"). This letter is intended to supplement, but does not replace, our initial no-action request letter on behalf of the Company dated January 24, 2017 and our supplemental letter thereto dated February 13, 2017. Such letters discuss at length why the Proposal should be excluded from the Company's proxy statement and form of proxy for the Company's 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials"). Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being delivered by email to shareholderproposals@sec.gov. A copy of this letter is also being sent on this date to the Proponent.

1. ***The Proposal is excludable because the Company's shareholders are not entitled to vote on the Proposal pursuant to the unambiguous language of the Company's governing organizational document, its Declaration of Trust.*** As we discussed at length in our two earlier letters, the Proposal is excludable because, among other grounds discussed in those letters, pursuant to the Company's Amended and Restated Declaration of Trust, as amended (the

"Declaration of Trust"),[1] the Company's shareholders have very limited voting rights and, since the Proposal is not within the specific enumerated litany of matters that shareholders are entitled to vote on, the Company's shareholders are not entitled to vote on the Proposal. As such, in addition to the other grounds for exclusion discussed in our earlier letters, the Proposal is excludable (i) pursuant to Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders, and (ii) pursuant to Rule 14a-8(b) because the Proponent is not the holder of "*securities entitled to be voted on the proposal at the meeting*" as is required by Rule 14a-8(b)(1).

2. ***Rule 14a-8 does not provide shareholders with a separate and independent right to vote on Rule 14a-8 proposals that does not otherwise exist pursuant to the company's organizational documents and applicable state law and a company's organizational documents can prevent a shareholder from being entitled to vote on a Rule 14a-8 proposal.***

Rule 14a-8 provides a procedural mechanism for shareholders to request that a company include their proposals in the Company's annual meeting proxy statement and proxy card, subject to specific procedural and substantive grounds for exclusion that the Commission has promulgated and interpreted over the years. Contrary to the view espoused by the Proponent, Rule 14a-8 does not create a separate and independent legal right for shareholders to vote on Rule 14a-8 proposals that does not otherwise exist pursuant to the company's organizational documents and applicable state law. The Proponent's very strained and unsupported argument is that, since the Declaration of Trust's restriction on shareholders' voting rights provides that shareholders may vote on "*such other matters with respect to which a vote of the shareholders is required by applicable law,*" shareholders have the right to vote on any Rule 14a-8 proposal, regardless of its subject matter, since, the Proponent argues, without any support being provided, that such a vote is required by the federal securities laws. Such an argument by the Proponent is inconsistent with any fundamental and logical understanding of Rule 14a-8 and the interplay between Rule 14a-8 and applicable state law as well as the legislative history relating to the adoption of Section 14(a) of the Exchange Act.

If Rule 14a-8 could be interpreted, as the Proponent argues, as separately and independently providing shareholders with a legal right to vote on Rule 14a-8 proposals that does not otherwise exist pursuant to the company's organizational documents and applicable state law, there would be no reason whatsoever for the requirement in Rule 14a-8(b)(1) that, in order to be eligible to submit a proposal, a shareholder must hold "*securities entitled to vote on the proposal at the meeting*"

[1] As was noted in our initial no-action request letter dated January 24, 2017, the Company is an internally-managed and internally-advised Maryland real estate investment trust ("REIT") organized under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland. As a REIT, its principal charter document is the Declaration of Trust, which operates similar to a corporation's certificate of incorporation.

since, per the Proponent, shareholders would always be entitled to vote on the proposal since any vote on a Rule 14a-8 proposal would be "*a vote required by the federal securities laws*." Such an argument would also undercut the reasoning behind the exclusion found in Rule 14a-8(i)(1), which provides an exclusion for shareholder proposals that are not proper subjects for shareholder action and which is often asserted to exclude a proposal that shareholders cannot vote on pursuant to a company's organizational documents.

While a company's organizational documents cannot prohibit the submission of a shareholder proposal made in accordance with Rule 14a-8 or mandate a process or deadline for the submission of such proposals, a company's organizational documents can certainly include provisions that prevent shareholders from being entitled to vote on a Rule 14a-8 proposal. In this regard, the Commission has recognized that "*[w]ith respect to subjects and procedures for shareholder votes, most state corporation laws provide that a corporation's charter or bylaws can specify the types of proposals that are permitted to be brought before the shareholders for a vote at an annual or special meeting. Rule 14a-8(i)(1) supports these determinations by providing that a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the corporation's organization may be excluded from the corporation's proxy materials*." *See* Exchange Act Release No. 34-56914 (Jan. 10, 2008).

3. ***The Company's Bylaws do not create any right for the Company's shareholders to vote on the Proposal or any other Rule 14a-8 Proposal and, in any case, such a right would be inconsistent with the limitations on shareholder voting rights set forth in the Declaration of Trust***. The Company's Amended and Restated Bylaws (the "Bylaws") do not create any right for the Company's shareholders to vote on the Proposal or any other shareholder proposal submitted pursuant to Rule 14a-8. Moreover, as indicated in the Maryland law opinion that accompanied our earlier letter of February 13, 2017, regardless of what the Bylaws provide, under Maryland law, the Declaration of Trust supersedes the Bylaws with respect to any inconsistent provisions. As such, the Bylaws cannot provide shareholders with any voting right that is inconsistent with the provision in the Declaration of Trust that restricts the voting rights of shareholders to specific enumerated matters and which is unambiguous that shareholders cannot vote on the Proposal.

4. ***The use of the word "direct" in the Proposal makes it clear that the Proposal is intended to be a binding Proposal that mandates action by the Board.*** The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Company's Board of Trustees (the "Board") if approved by the Company's shareholders. If approved, the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of the Company's shareholders. The Company believes that the use of the word "*direct*" illuminates the mandatory nature of the Proposal and makes it abundantly clear that the Proposal is intended to be a binding proposal that mandates action by the Board. Moreover, the mere

presence of the phrase "*take the steps necessary*" in the Proposal does not make the Proposal precatory when the Proposal specifically calls for the Company's shareholders to "*direct*" the Board to take specified action. As the Commission has stated, "*proposals by security holders that mandate or* ***direct*** *(emphasis added) the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders.*" *Exchange Act Release No. 12,999 (Nov. 22, 1976).*

5. ***Even if the Proposal was recast in precatory terms, the Proposal would still be excludable because the Company's shareholders would still not be entitled to vote on the Proposal pursuant to the Declaration of Trust.*** Even if the Proposal was recast in precatory terms, the Proposal would still be excludable because, regardless of whether the proposal is binding or precatory, shareholders would still not be entitled to vote on the Proposal pursuant to the Declaration of Trust. Accordingly, (i) under Rule 14a-8(b)(1), the Proposal would still be excludable since the Proponent would still not hold "*securities entitled to vote on the proposal at the meeting;*" and (ii) under Rule 14a-8(i)(1), the Proposal would still be excludable since the Proposal would continue to not be a proper subject for shareholder action since shareholders would still not be entitled to vote on it.

****

For the reasons set forth above and in our earlier letters of January 24, 2017 and February 13, 2017, the Company respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from the 2017 Proxy Materials. Please note that in preparing and submitting this letter on behalf of the Company, as to all matters of Maryland law, we have relied on the Maryland law opinions that accompanied our earlier letters and we do not purport to opine separately as to any issue of Maryland law. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (202) 739-5947. In accordance with Staff Legal Bulletin No. 14F, Shareholder Proposals, Part F (Oct. 18, 2011), please send your response to this letter by email to keith.gottfried@morganlewis.com.

Very truly yours,

Keith E. Gottfried

cc: John J. Reyle, Esq., RAIT Financial Trust
Edward S. Friedman

EDWARD S. FRIEDMAN

FISMA & OMB Memorandum M-07-16

February 21, 2017

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RAIT Financial Trust
Shareholder Proposal of Edward S. Friedman

Dear Ladies and Gentlemen,

This letter responds to the "supplement" dated February 13, 2017 (the "RAIT Supplement"), submitted on behalf of RAIT Financial Trust ("RAIT" or the "Company"), in support of its contention that it should be permitted to omit from its 2017 proxy materials the shareholder proposal that I submitted on December 15, 2016 (the "Proposal").[1] In both its original letter dated January 24, 2017 (the "RAIT Letter"), and now in its Supplement, RAIT argues that the Proposal should be excluded because it allegedly violates various aspects of Maryland law.

The Supplement is a transparent attempt to bolster RAIT's earlier—and wholly erroneous—arguments. It recycles many of RAIT's original points, citing a "supplemental" Maryland law opinion, and belatedly raises a purported new ground for exclusion of the Proposal: that neither I nor any other RAIT shareholder holds "securities entitled to vote on the proposal at the meeting," and therefore the Proposal is excludable under Rule 14a-8(b). RAIT's arguments, old and new alike, are entirely without merit. RAIT has therefore not satisfied its burden to establish that it may exclude my Proposal under Rule 14a-8.

I. RAIT IS WRONG THAT NONE OF ITS SHAREHOLDERS MAY EVER VOTE ON ANY RULE 14A-8 PROPOSAL.

Along with my February 2, 2017 response ("Response") to the RAIT Letter, I provided the Maryland law opinion of Venable, LLP (the "Venable Opinion"), which states unequivocally that "Maryland law and the Company's Declaration of Trust and Bylaws are clear that a non-binding, precatory proposal is a proper subject for action by shareholders of the Trust." Venable Opinion at 2. In an attempt to overcome this conclusion, RAIT devotes the bulk of its

[1] In accordance with SEC Rule 14a-8(k) and Staff Legal Bulletin No. 14D, this letter is being provided concurrently to Keith E. Gottfried, Esq., as counsel to RAIT.

Supplement to arguing—for the first time—that the Proposal, even if precatory, should still be excluded under Rule 14a-8(b) because I do not hold "securities entitled to vote on the proposal at the meeting." Supplement at 2-9.[2] Notably, RAIT does not argue that I would not be entitled to vote on the Proposal because I do not own the appropriate amount or class of shares; instead, RAIT argues that ***none*** of its shareholders holds securities entitled to vote on the Proposal. *See* RAIT Supplement at 2 (arguing that "the Company's shareholders are entitled to vote only on enumerated matters, which do not include the subject matter of the Proposal or the Proposal itself," and that the Proposal is therefore excludable under Rule 14a-8(b)). In other words, RAIT argues that no RAIT shareholder may ever vote on ***any*** Rule 14a-8 proposal, except perhaps for proposals that fall within the extremely limited matters enumerated in Article VIII, Section 2(a) through (e) of the Declaration of Trust. This argument, if accepted, would drastically expand the reach of the exclusion in Rule 14a-8(b). Such an extension is both unwarranted and unprecedented; not surprisingly, RAIT does not cite a single authority to support it.

First, the Declaration of Trust does not require the Proposal to be excluded. The Declaration of Trust provides that shareholders may vote on "such other matters with respect to which a vote of the shareholders is required by applicable law." Declaration of Trust, Article VIII, Section 2(f). As discussed in my Response and in the Venable Opinion, this provision encompasses non-state law matters, including votes required by the federal securities laws. Therefore, an otherwise valid shareholder proposal submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote under the Declaration of Trust. *See* Response at 6; Venable Opinion at 3-4. RAIT's argument to the contrary would, if accepted, create the absurd result of excluding virtually all shareholder proposals under Rule 14a-8. Such a result is nonsensical and is not supported by the language in the Declaration of Trust.

Second, Section 305(b)(ix) of the Bylaws expressly contemplates the submission of Rule 14a-8 proposals: "nothing in this Section 305 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act." According to RAIT, this provision is a "mere procedural mechanism" that permits shareholders to "submit" Rule 14a-8 proposals, but does not permit shareholders to vote on those proposals. Supplement at 8. But this reading of the Bylaws would render the act of submitting a Rule 14a-8 proposal an empty formalism because shareholder proposals, even when submitted in compliance with Rule 14a-8, would almost universally be excluded under RAIT's expansive reading of Rule 14a-8(b). Such a reading would also render Section 305(b)(ix) meaningless. Further, RAIT's argument ignores the Staff's recognition that otherwise proper Rule 14a-8 proposals may not be precluded by the company's organizational documents. Venable Opinion at 5 n.10 (citing *Dollar Tree Store, Inc.*, SEC No-Action Letter (Mar. 7, 2008)).

Third, RAIT cites no Staff guidance or other authorities suggesting that a proposal may be excluded based on the rationale that *none* of a company's shareholders owns "securities entitled to vote on the proposal at the meeting" under Rule 14a-8(b). Instead, all of the authorities cited by RAIT involve companies with multiple classes of stock and proponents who

[2] This argument is similar to RAIT's argument in its Letter that the Proposal is not the proper subject for shareholder action under Rule 14a-8(i)(1), and fails for similar reasons.

owned a class of stock with sharply limited voting rights. *See, e.g.*, Staff Legal Bulletin No. 14 (July 13, 2001) (where a proposing shareholder owned only class B common stock—a class of stock entitled to vote only on the election of directors—the company could exclude under Rule 14a-8(b) a shareholder's proposal about executive compensation because the shareholder did not "own securities entitled to vote on the proposal at the meeting"); *Scripps Networks Interactive, Inc.*, SEC No-Action Letter (Jan. 14, 2016) (company could exclude a proposal under 14a-8(b), where the company had multiple classes of stock and the proponent owned Class A common shares, which with limited exceptions, had "no voting power" and did not "have the right to participate in any meeting of shareholders or to have notice thereof"); *The Washington Post Company*, SEC No-Action Letter (Dec. 24, 2004) (similar; proponent held Class B shares, with lesser rights than other classes of stock); *The E.W. Scripps Company*, SEC No-Action Letter (Dec. 4, 2006) (same).

Indeed, in many of the cases cited by RAIT, the class of shares owned by the proponent had such limited voting rights that the proponent was not even entitled to participate in shareholders' meetings, much less to vote on matters, including shareholder proposals, raised at those meetings. *See The New York Times Company*, SEC No-Action Letter (Dec. 31, 2008) (proponent owned only Class A Common Stock, and the company's articles of incorporation provided that "the entire voting power shall be vested solely and exclusively in the holders of the shares of Class B Common Stock . . . and the holders of the Class A Common Stock shall have no voting power, and shall not have the right to participate in any meeting of stockholders or to have notice thereof"); *see also Scripps Networks Interactive, Inc.*, SEC No-Action Letter (Jan. 14, 2016); *The New York Times Company*, SEC No-Action Letter (Jan. 15, 2008);[3] *The New York Times Company*, SEC No-Action Letter (Dec. 18, 2006); *The New York Times Company*, SEC No-Action Letter (Jan. 3, 2003). That is not the case here. And beyond citing these cases, which are not on point, RAIT offers no explanation why the Staff should interpret Rule 14a-8(b) to exclude RAIT shareholders from voting on virtually any Rule 14a-8 proposal.

It is not surprising that RAIT can cite no precedent to support this untenable position. If RAIT's position were to be adopted, Rule 14a-8(b), which is intended to exclude only proposals made by certain individual shareholders who do not meet ownership requirements, could be used to cripple all shareholders' rights to submit even non-binding precatory proposals, undermining the purpose of Rule 14a-8. *Cf.* Staff Legal Bulletin No. 14 ("Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed . . . for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves.").

II. THE PROPOSAL IS PRECATORY AND NON-BINDING.

RAIT spends the remainder of its Supplement repeating its contention that the Proposal is not precatory, but is instead an illegal "mandate" on the Board of Trustees of RAIT (the

[3] The RAIT Supplement cites *The New York Times Company*, SEC No-Action Letter (Dec. 14, 2007) at the bottom of 4, which was the date of the *Times*' letter to the SEC. The date of the SEC No-Action letter was Jan. 15, 2008.

"Board"). This argument is meritless. As explained in my Response to the RAIT Letter, the Proposal contains language—that the Board "take the steps necessary to externalize management"—that the Staff has long viewed as signifying a precatory proposal. Response at 5-6; Venable Opinion at 2-3 & n.1. *See also* Staff Legal Bulletin No. 14D (Nov. 7, 2008); *The Adams Express Co.*, SEC No-Action Letter (Jan. 26, 2011).

According to RAIT, none of this matters because the Proposal contains the word "direct." In RAIT's view, this single word transforms the Proposal into a "mandate," and thus a violation of Maryland law. RAIT Supplement at 9. This is incorrect: the Proposal's other language confirms that it is precatory in nature.

But even if the Staff were to conclude—based on the presence of the word "direct"—that the proposal is not precatory, the Staff can simply ask that I recast the proposal and substitute another word like "request." Response at 5-6 & n.7. This is an alternative the Staff has utilized in other matters to make a minor change without discarding an otherwise valid proposal. *See, e.g.*, *Celgene Corp.*, SEC No-Action Letter (Mar. 27, 2013). And the Staff is free to do so here. RAIT essentially ignores this point, suggesting only that such revisions should occur in "limited circumstances." RAIT Supplement at 11 (citing Staff Legal Bulletin 14 (CF) § 3.5 (July 13, 2001)). But the cases cited in my Response concern very similar proposals, where a minor change was made to avoid a wholesale rejection of the proposal at issue. *NextEra Energy, Inc.*, SEC No-Action Letter (Feb. 24, 2016); *Celgene Corp.*, SEC No-Action Letter (Mar. 27, 2013); *The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 7, 2013); *IEC Electronics Corp.*, SEC No-Action Letter (Oct. 31, 2012); *Bank of America Corp.*, SEC No-Action Letter (Feb. 16, 2011); *MGM Mirage*, SEC No-Action Letter (Feb. 6, 2008); *Cisco Systems, Inc.*, SEC No-Action Letter (July 29, 2005); *Constellation Energy Group, Inc.*, SEC No-Action Letter (Mar. 2, 2004). Because the Proposal is non-binding, it does not intrude onto the Board's authority or otherwise violate Maryland law.

III. CONCLUSION

For the foregoing reasons, and those discussed in my Response, the Proposal complies with SEC Rule 14a-8. Therefore, I respectfully request that the Staff reject RAIT's groundless request to exclude the Proposal from RAIT's 2017 proxy materials, and instead require RAIT to give its shareholders the opportunity to consider and vote on the Proposal.

Sincerely,

Edward S. Friedman

Morgan Lewis

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried
Partner
+1.202.739.5947
keith.gottfried@morganlewis.com

February 13, 2017

VIA HAND DELIVERY AND E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *RAIT Financial Trust*
Supplemental Letter for Shareholder Proposal of Edward S. Friedman

Ladies and Gentlemen:

On behalf of our client, RAIT Financial Trust, a Maryland real estate investment trust ("RAIT" or the "Company"), we are writing in response to the letter dated February 2, 2017, from Edward S. Friedman (the "Proponent"), attached hereto as Exhibit C (the "Proponent Response Letter"), responding to the Company's no-action request letter dated January 24, 2017 (the "Initial No-Action Request Letter") regarding a shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") that was submitted by the Proponent for inclusion in the Company's proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials").

As counsel to the Company, we hereby supplement the No-Action Request Letter and request confirmation that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "SEC" or the "Commission") will not recommend enforcement action if the Company excludes the Proposal and the Supporting Statement from the 2017 Proxy Materials for the reasons set forth in the Initial No-Action Request Letter and this letter. This letter is intended to supplement, but does not replace, the Initial No-Action Request Letter. Pursuant to Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being delivered by email to shareholderproposals@sec.gov. A copy of this letter and its exhibits also is being sent on this date to the Proponent.

For the sake of brevity, we will not repeat the arguments covered in the Initial No-Action Request Letter which explains why the Company believes that the Proposal and the Supporting Statement are excludable from the 2017 Proxy Materials under Rules 14a-8(c), Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3). Instead, we will focus on addressing two issues raised by the Proponent Response Letter.

The most significant and threshold issue raised by the Proponent Response Letter is whether shareholders are entitled to vote on the Proposal, regardless of whether the Proposal is precatory or binding. The second issue raised by the Proponent Response Letter is whether the Proposal, as worded, is precatory or binding. While both of these issues are addressed in this letter, the latter becomes irrelevant if the Staff concurs in the Company's view that, consistent with Rule 14a-8 and the interpretations thereof and the no-action letters issued by the Staff that are cited in this letter, the Proposal is excludable because, pursuant to the Company's Amended and Restated Declaration of Trust, as amended (the "Declaration of Trust"),[1] the Company's shareholders are entitled to vote on only certain enumerated matters, which do not include the subject matter of the Proposal or the Proposal itself. Not only does that mean that the Proposal is excludable under Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders, as discussed in detail in the Initial No-Action Request Letter, but also, as explained below, that the Proposal is excludable under Rule 14a-8(b). To provide further support for the analysis included below, the Maryland Law Opinion that was provided with the Initial No-Action Request Letter (the "Initial Maryland Law Opinion") has been updated and supplemented and is attached hereto as Exhibit A (the "Supplemental Maryland Law Opinion"). For the Staff's convenience of reference, the Initial Maryland Law Opinion is attached hereto as Exhibit B.

I. THE PROPOSAL IS EXCLUDABLE BECAUSE THE COMPANY'S SHAREHOLDERS ARE NOT ENTITLED TO VOTE ON THE PROPOSAL

In the Initial No-Action Request Letter, the Company detailed at length why the Proposal is not a proper subject matter for shareholder action, including that shareholders were not entitled to vote on the Proposal pursuant to the Declaration of Trust, and, accordingly, as supported by the Initial Maryland Law Opinion, the Proposal is excludable pursuant to Rule 14a-8(i)(1).

The same facts that justify the exclusion of the Proposal pursuant to Rule 14a-8(i)(1) also justify the exclusion of the Proposal pursuant to Rule 14a-8(b)(1). Rule 14a-8(b)(1) provides, among

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[1] As was noted in the Initial No-Action Request Letter, the Company is an internally-managed and internally-advised Maryland real estate investment trust ("REIT") organized under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland. As a REIT, its principal charter document is the Declaration of Trust, which operates similar to a corporation's certificate of incorporation.

other things, that in order to be eligible to submit a proposal, a shareholder must hold "*securities entitled to vote on the proposal at the meeting.*" Under Rule 14a-8(f), a company may exclude from its proxy materials a proposal submitted by a proponent who fails to satisfy Rule 14a-8(b)(1)'s eligibility requirements. As the Staff is aware, pursuant to Rule 14a-8(f), the Company was not required to send the Proponent a notice of its failure to meet the eligibility requirements of Rule 14a-8(b) since that is a deficiency that could not be remedied by the Proponent.

A. The Company's Declaration of Trust does not permit shareholders to vote on the Proposal.

As was noted in the Initial No-Action Request Letter, the Company's Declaration of Trust specifically enumerates in Article VIII, Section 2 of the Declaration of Trust the matters that the Company's shareholders may vote upon and provides as follows:

> "*Voting Rights. Subject to the provisions of any class or series of Shares then outstanding,* ***the shareholders shall be entitled to vote only on the following matters*** *[emphasis added]: (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) such other matters with respect to which a vote of the shareholders is required by applicable law or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees.*"

Given that the matters that the Company's shareholders can vote on pursuant to Article VIII, Section 2 of the Declaration of Trust do not include the subject matter of the Proposal or the Proposal itself, the Proponent is not the holder of "*securities entitled to be voted on the proposal at the meeting*" as is required by Rule 14a-8(b)(1).[2] Accordingly, the Proposal is excludable pursuant to Rule 14a-8(b).

In Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14"), Question and Answer C. 1.b, the Staff demonstrated how the ownership of stock with limited voting rights could provide a basis for excluding a proposal pursuant to Rule 14a-8(b). To illustrate the requirement contained in Rule 14a-8(b) that a shareholder must own company securities entitled to be voted on the proposal at the meeting, SLB No. 14 provides the following illustrative example of a situation where the proposal

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[2] Supplemental Maryland Law Opinion, p. 2, ¶ I

would be excludable:

> *"A company receives a proposal relating to executive compensation from a shareholder who owns only shares of the company's class B common stock. The company's class B common stock is entitled to vote only on the election of directors. Does the shareholder's ownership of only class B stock provide a basis for the company to exclude the proposal?*
>
> *Yes. This would provide a basis for the company to exclude the proposal because the shareholder does not own securities entitled to be voted on the proposal at the meeting."*

B. <u>There is no requirement under Maryland law for shareholders to vote on Rule 14a-8 Proposals.</u>

Further, as the Supplemental Maryland Law Opinion indicates, it is unquestionable that there is no statutory or other legal requirement under the laws of the State of Maryland that shareholders of a Maryland real estate investment trust are required to vote on a proposal submitted pursuant to Rule 14a-8. Moreover, as the Supplemental Maryland Law Opinion indicates, neither the Proposal itself nor the subject matter thereof are matters which Maryland law require shareholders to vote on and there is no applicable law that would trigger a right of shareholders to vote on the Proposal and that would override the general restrictions on shareholder voting rights contained in the Declaration of Trust.[3]

The Staff has consistently concurred that a company may exclude from its proxy materials shareholder proposals submitted by proponents who do not hold stock entitled to vote on the proposal. In *Scripps Networks Interactive, Inc. (Jan. 14, 2016),* the Staff granted no-action relief with respect to a proposal submitted by a proponent who, as the holder of Class A Common Shares with limited voting rights, did not have the right to vote on the proposal and has twice before agreed that it would take no action if the Company omitted proposals presented by holders of its Class A Common Shares. Similarly, in *The New York Times Company* (Dec. 31, 2008), the Staff concurred in excluding a proposal under Rule 14a-8(b) that was submitted by a proponent, who as the holder of Class A Common Stock, was not entitled to vote on the proposal. Further, in *The Washington Post Company* (Dec. 24, 2004), the Staff concurred in the exclusion of a proposal under Rule 14a-8(b) that was submitted by a proponent, who as the holder of Class B Common Stock, was not entitled to vote on the proposal. *See also The New York Times Company* (Dec. 14, 2007); *The New York Times Company* (Dec. 18, 2006); *The E. W. Scripps Company* (Dec. 4, 2006); and *The New York Times Company* (Jan. 3, 2003).

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[3] Supplemental Maryland Law Opinion, p. 2, ¶ II

C. *Rule 14a-8 does not create separate and independent voting rights not otherwise granted to shareholders pursuant to a company's organizational documents or applicable state law.*

In the Proponent Response Letter, the Proponent attempts to do an end-run around the Declaration of Trust's restrictions on shareholders' voting rights by suggesting, without any support being provided, that Rule 14a-8, standing on its own, creates a separate and independent voting right for shareholders not otherwise granted to shareholders pursuant to a company's organizational documents or applicable state law.[4] The Proponent is apparently under the mistaken belief that Rule 14a-8 is not only a rule that dictates a process by which shareholders are able to submit shareholder proposals for inclusion in a company's annual meeting proxy statement, subject to certain eligibility and procedural requirements, but the Proponent also believes that a vote on a Rule 14a-8 proposal is a vote required by the federal securities laws when no such support exists for such an argument. As applied to the Company, the Proponent's very strained and unsupported argument is that, since the Declaration of Trust's restriction on shareholders' voting rights provides that shareholders may vote on "*such other matters with respect to which a vote of the shareholders is required by applicable law,*" shareholders have the right to vote on any Rule 14a-8 proposal, regardless of its subject matter, since, the Proponent argues, without any support being provided, that such a vote is required by the federal securities laws. Such an argument by the Proponent defies any fundamental and logical understanding of Rule 14a-8 and the interplay between Rule 14a-8 and applicable state law as well as the legislative history relating to the adoption of Section 14(a) of the Exchange Act. As former Commission Chairman Ganson Purcell explained to a committee of the House of Representatives in 1943: "[t]*he rights that we are endeavoring to assure to the stockholders are those rights that he has traditionally had under State law to appear at the meeting; to make a proposal; to speak on that proposal at appropriate length; and to have his proposal voted on.*"[5]

The Proponent's unsupported and strained argument also seems to ignore the past statements by the Commission with regards to the limits of its authority under Section 14(a) of the Exchange Act to regulate the procedures by which proxies are solicited and the disclosures that are made to investors in connection with such solicitation activities and the limits of such authority, including that the federal proxy authority has always been based on protecting and reinforcing the rights of security holders as they exist under state law, including, but not limited to, voting rights, and has never been intended to conflict with the role of the states as the primary governmental authority in establishing and overseeing shareholder voting rights. As the Commission has stated with respect to the interplay between its authority to regulate the proxy process and state law, "*to identify the rights that the*

[4] Proponent Response Letter, p. 6, ¶ 3

[5] Securities and Exchange Commission Proxy Rules: Hearings on H.R. 1493, H.R. 1821, and H.R. 2019 Before the House Comm. on Interstate and Foreign Commerce, 78th Cong., 1st Sess., at 172 (1943) (testimony of Commission Chairman Ganson Purcell).

proxy process should protect, the Commission has taken as its touchstone the rights of security holders guaranteed to them under state corporate law. . . Thus, the federal proxy authority is not intended to supplant state law, but rather to reinforce state law rights with a sturdy federal disclosure and proxy solicitation regime. To that end, the Commission has sought to use its authority in a manner that does not conflict with the primary role of the states in establishing corporate governance rights." *See* Exchange Act Release No. 56,160 (July 27, 2007).

If Rule 14a-8 could be interpreted, as the Proponent argues, as separately and independently providing a legal right for shareholders to vote on proposals submitted pursuant thereto regardless of the company's organizational documents and applicable state law, there would be no reason whatsoever for the requirement in Rule 14a-8(b)(1) that, in order to be eligible to submit a proposal, a shareholder must hold "*securities entitled to vote on the proposal at the meeting*" since, per the Proponent, shareholders would always be entitled to vote on the proposal since any vote on a Rule 14a-8 proposal would be "*a vote required by the federal securities laws*."

The Proponent's argument that an independent and separate voting right exists under Rule 14a-8 regardless of a company's organizational documents and applicable state law would also undercut the reasoning behind the exclusion found in Rule 14a-8(i)(1), which provides an exclusion for shareholder proposals that are not proper subjects for shareholder action and which is often asserted to exclude a proposal for which shareholders cannot vote on pursuant to a company's organizational documents. In this regard, the Commission has recognized that "*[w]ith respect to subjects and procedures for shareholder votes, most state corporation laws provide that a corporation's charter or bylaws can specify the types of proposals that are permitted to be brought before the shareholders for a vote at an annual or special meeting. Rule 14a-8(i)(1) supports these determinations by providing that a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the corporation's organization may be excluded from the corporation's proxy materials*." *See* Exchange Act Release No. 34-56914 (Jan. 10, 2008).

D. The carve-out in the Declaration of Trust for matters requiring a shareholder vote under applicable law does not eviscerate the rest of the language in the Declaration of Trust that restricts shareholders from voting on any matters other than the matters specifically enumerated in the Declaration of Trust.

As the above makes abundantly clear, it defies logic or any fundamental understanding of Rule 14a-8 or Section 14(a) of the Exchange Act to suggest that the Commission ever intended to create a separate and independent voting right for shareholders preemptive of state law through the adoption of Rule 14a-8 and, accordingly, a provision in a company's charter that restricts voting rights except as required by applicable law cannot reasonably be interpreted to mean that shareholders have an independent and separate right created under federal law to vote on a Rule

14a-8 proposal. As the Supplemental Maryland Law Opinion indicates, the carve-out in the Declaration of Trust for matters requiring a shareholder vote under applicable law is a typical and rudimentary carve-out that acknowledges that the Declaration of Trust does not seek to override applicable law and that the Company will comply (as it must) with applicable law, but which is not meant to eviscerate the rest of the language in the Declaration of Trust that restricts shareholders from voting on any matters other than the matters specifically enumerated in the Declaration of Trust.[6]

In the past, when the Staff has concurred that, pursuant to Rule 14a-8(b), a company may exclude from its proxy materials shareholder proposals submitted by proponents who do not hold stock entitled to vote on the proposal, such as *Scripps Networks Interactive, Inc., The New York Times Company* and *The Washington Post Company* no-action letters from the Staff cited above, the charter provision restricting the voting rights of shareholders to a limited number of matters included a carve-out, similar to the one included in the Declaration of Trust, for matters requiring a vote pursuant to applicable law, which typically refers to the law of the company's state of organization since that is generally the only applicable law that would apply to a shareholders' voting rights. In *Scripps Networks Interactive, Inc. (Jan. 14, 2016),* Article Fourth of Scripps Networks Interactive, Inc.'s Amended and Restated Articles of Incorporation provided that the Class A shares shall have no voting power (other than limited rights to elect directors) except as otherwise required by the laws of the State of Ohio. Similarly, in *The New York Times Company* (Dec. 31, 2008), Article Fourth of The New York Times Company's Certificate of Incorporation provides that the holders of the Class A common stock shall have no voting power except as otherwise required by the laws of the State of New York. Finally, in *The Washington Post Company* (Dec. 24, 2004), Article Fourth of The Washington Post Company's Restated Articles of Incorporation provides that the Class B common stock shall have no voting power (other than limited rights to elect directors and to vote on certain transactions) except as otherwise provided by law.

E. The Company's Bylaws do not create a right for shareholders to vote on Rule 14a-8 proposals.

In a further attempt to distract the reader from the Declaration of Trust's very clear restrictions on shareholders' voting rights, the Proponent Response Letter attempts to argue that the Company's Amended and Restated Bylaws (the "Bylaws") create a right for shareholders to vote on a shareholder proposal submitted pursuant to Rule 14a-8. In support of that argument, the Proponent relies on a reference to Rule 14a-8 included in the Bylaws' provisions regarding advance notice for trustee nominations and shareholder proposals submitted outside of Rule 14a-8. As the Supplemental Maryland Law Opinion indicates, the advance notice provisions of the

[6] Supplemental Maryland Law Opinion, p. 2, ¶ I

Bylaws do not, in any manner, create the right for shareholders to vote on a shareholder proposal submitted pursuant to Rule 14a-8.[7] The reference to Rule 14a-8 included in the Bylaws, which is commonplace for advance notice provisions included in corporate bylaws, is intended to provide that the advance notice provisions and the process dictated thereby only apply to shareholder proposals that are submitted outside of Rule 14a-8, and the eligibility and procedural requirements and submission deadlines included in the Bylaws' advance notice provisions are not intended to apply to shareholder proposals submitted pursuant to Rule 14a-8, which have their own separate eligibility and procedural requirements and submission deadlines pursuant to Rule 14a-8, and which cannot be altered by corporate bylaws. In fact, the Bylaws specifically indicate that the advance notice provisions in the Bylaws do not apply to shareholder proposals submitted pursuant to Rule 14a-8. The advance notice provisions are consequently a mere procedural mechanism, for shareholders to adhere to when submitting advance notices of trustee nominations and shareholder proposals outside of Rule 14a-8, and they confer no additional substantive rights to a shareholder seeking to submit a proposal pursuant to Rule 14a-8.

To further bolster its unsupported argument, the Proponent attempts to argue that the reference to Rule 14a-8 in the Bylaws "*acknowledges*" that "*any proposal submitted in accordance with federal securities laws preempts both state laws and any limitation in RAIT's organizational documents with respect to shareholder proposals.*[8]" This statement from the Proponent Response Letter is incorrect and reflects a flawed and mistaken understanding of Rule 14a-8 because, as discussed above, Rule 14a-8 does not, by itself, grant shareholders any voting rights whatsoever where such voting rights are denied by a company's organizational documents. While a company's organizational documents cannot prohibit <u>the submission</u> of shareholder proposals made in accordance with Rule 14a-8, a company's organizational documents can certainly include provisions that cause such a proposal to be excludable pursuant to Rule 14a-8 and/or prevent shareholders from voting on such a proposal. The Staff has long acknowledged that, pursuant to Rule 14a-8(b), a shareholder proposal can be excluded from the company's proxy statement if a company's organizational documents prevent shareholders from voting on a Rule 14a-8 proposal since Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal, a shareholder must hold "*securities entitled to vote on the proposal at the meeting*". *See Scripps Networks Interactive, Inc. (Jan. 14, 2016); The New York Times Company* (Dec. 31, 2008); and *The Washington Post Company* (Dec. 24, 2004).

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[7] Supplemental Maryland Law Opinion, p. 2, ¶ III
[8] Proponent Response Letter, p. 6, ¶ 4

F. The Declaration of Trust and its restrictions on shareholders' voting rights supersedes the Bylaws with respect to any inconsistent provisions.

As the Supplemental Maryland Law Opinion indicates, even if the Bylaws could be interpreted to provide a right to shareholders to vote on the Proposal, such right would be inconsistent with the limitations on shareholder voting rights set forth in the Declaration of Trust.[9] The Supplemental Maryland Law Opinion further provides that, regardless of what the Bylaws provide, under Maryland law, to the extent that the Declaration of Trust and the Bylaws are inconsistent or conflict with each other, the Declaration of Trust supersedes the Bylaws with respect to any inconsistent provisions.[10] As such, the Bylaws cannot provide shareholders with any voting right that is inconsistent with the provision in the Declaration of Trust that restricts the voting rights of shareholders to specific enumerated matters and which is unambiguous that shareholders cannot vote on the subject matter of the Proposal or the Proposal itself.[11]

Because the Proponent does not hold securities entitled to vote on the subject matter of the Proposal or the Proposal itself, the Company believes, for the reasons discussed in the Initial No-Action Request Letter, that the Proposal is not a proper subject matter for shareholder action and, accordingly, is excludable pursuant to Rule 14a-8(i)(1). Further, for the reasons discussed above, the Company believes that the Proposal is also excludable under Rule 14a-8(b).

II. THE USE OF THE WORD "DIRECT" IN THE PROPOSAL MAKES IT CLEAR THAT THE PROPOSAL IS INTENDED TO BE A BINDING PROPOSAL THAT MANDATES ACTION BY THE BOARD

The Proposal provides that "*the shareholders of RAIT Financial Trust ("RAIT")* ***hereby direct*** *the board of trustees ("Board") to take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption*" [emphasis added].

The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Company's Board of Trustees (the "Board") if approved by the Company's shareholders. If approved, the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of the Company's shareholders. The Company believes, as

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[9] Supplemental Maryland Law Opinion, p. 3, ¶ IV
[10] Supplemental Maryland Law Opinion, p. 3, ¶ IV
[11] Supplemental Maryland Law Opinion, p. 3, ¶ IV

supported by the Supplemental Maryland Law Opinion, that the use of the word "*direct*" illuminates the mandatory nature of the Proposal and makes it abundantly clear that the Proposal is intended to be a binding proposal that mandates action by the Board.[12]

As the Commission has stated, "*proposals by security holders that mandate or* ***direct*** *(emphasis added) the board to take certain action may constitute an unlawful intrusion on the board's discretionary authority under the typical statute. On the other hand, however, proposals that merely recommend or request that the board take certain action would not appear to be contrary to the typical state statute, since such proposals are merely advisory in nature and would not be binding on the board even if adopted by a majority of the security holders." Exchange Act Release No. 12,999 (Nov. 22, 1976).*

The Proponent Response Letter focuses on the Proposal's use of the language "*to take the steps necessary*" to distract the reader from the use of the word "*direct*."[13] In that regard, the Company believes that the Proponent Response Letter mischaracterizes Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB No. 14D") as SLB No. 14D does not say that the inclusion of the language "*taking the steps necessary*" means that the proposal is automatically precatory and non-binding for purposes of Rule 14a-8.[14] In fact, in the three no-action request letters to the Staff cited in SLB No. 14D, where the Staff indicated that a revised proposal that added the words "*to take the steps necessary*" would cause the proposal to be precatory and non-binding, such words were required by the Staff to be juxtaposed with words indicating that the proposal recommended, requested or urged action, certainly not words indicating that the proposal was a mandate, directive or command. *See SBC Communications Inc.* (Jan. 11, 2004); *Gyrodyne Co. of America, Inc.* (Aug. 18, 1999); and *Sears, Roebuck and Co.* (Feb 17, 1989). Further, the Proponent cites *Adams Express Co.* (Jan. 26, 2011) in the Proponent Response Letter,[15] notwithstanding that the no-action letter was issued by the Staff of the SEC's Division of Investment Management and not the Staff of the SEC's Division of Corporation Finance, to support his argument that the use of the words "*to take the steps necessary*" avoids a basis for excluding a proposal. Regardless of its questionable precedential value, the *Adams Express Co.* no-action letter is distinguishable and not particularly helpful to the Proponent's argument since the Staff of the SEC's Division of Investment Management allowed the proposal's defect to be cured by the juxtaposition of the words "*take the steps necessary*" with the word "*should*" which, unlike the language used by the Proponent in the Proposal, is not indicative of a mandate, directive or command.

For the reasons discussed above, and as supported by the Supplemental Maryland Law Opinion, the

[12] Supplemental Maryland Law Opinion, p. 3, ¶ V
[13] Proponent Response Letter, p. 5, ¶ 3
[14] Proponent Response Letter, p. 5, ¶ 3
[15] Proponent Response Letter, p. 5, ¶ 3

Company believes that the Proposal, as currently worded, is not precatory, but rather has been cast as a mandate intended to be binding on the Company and the Board.

III. EVEN IF THE PROPOSAL WAS RECAST IN PRECATORY TERMS, THE PROPOSAL WOULD STILL BE EXCLUDABLE BECAUSE THE COMPANY'S SHAREHOLDERS WOULD STILL NOT BE ENTITLED TO VOTE ON THE PROPOSAL PURSUANT TO THE DECLARATION OF TRUST

Even if the Proposal was recast in precatory terms, the Proposal would still be excludable under Rule 14a-8(b) and Rule 14a-8(i)(1) because, as the Supplemental Maryland Law Opinion indicates, shareholders would still not be entitled to vote on the Proposal pursuant to the Declaration of Trust as the matters contemplated by the Proposal, as well as the Proposal itself, regardless of whether the Proposal is cast as precatory or binding, are not within the enumerated matters that the Declaration of Trust allows shareholders to vote upon.[16]

The Company recognizes that, in a note to Rule 14a-8(i)(1), the Commission has indicated that, in certain cases, a proposal that would be *binding* if approved by shareholders may not be a proper subject for shareholder action but would be proper if framed as a *recommendation or request* that the board of directors take a specified action. However, the Commission has also stated that framing a proposal as precatory will not safeguard *all* proposals from exclusion on a Rule 14a-8(i)(1) basis: "*In our experience, most proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper* ***unless the company demonstrates otherwise*** (emphasis added)." 17 C.F.R. § 240. 14a-8(i)(1) Note to Paragraph (i)(1). In addition, the Staff has indicated that it will only permit shareholders to revise their proposals and supporting statements "*under limited circumstances.*" (Section E.5 of Staff Legal Bulletin 14 (CF) (July 13, 2001).

For the reasons discussed above, even if the Proposal was recast as a precatory proposal, the Proposal would still be excludable because shareholders would still not be entitled to vote on the Proposal pursuant to the Declaration of Trust. Accordingly, (i) under Rule 14a-8(b)(1), the Proposal would still be excludable since the Proponent would still not hold "*securities entitled to vote on the proposal at the meeting;*" and (ii) under Rule 14a-8(i)(1), the Proposal would still be excludable since the Proposal would continue to not be a proper subject for shareholder action since shareholders would still not be entitled to vote on it.

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[16] Supplemental Maryland Law Opinion, p. 4, ¶ VI

* * * * * * *

For the reasons set forth above and in the Initial No-Action Request Letter, the Company respectfully requests the Staff's concurrence in the Company's view or, alternatively, that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal and the Supporting Statement from the 2017 Proxy Materials. Please note that in preparing and submitting this letter on behalf of the Company, as to all matters of Maryland law, we have relied on the Initial Maryland Law Opinion and the Supplemental Maryland Law Opinion and we do not purport to opine separately as to any issue of Maryland law.

If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (202) 739-5947. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. In accordance with Staff Legal Bulletin No. 14F, Shareholder Proposals, Part F (Oct. 18, 2011), please send your response to this letter by email to keith.gottfried@morganlewis.com.

Very truly yours,

Keith E. Gottfried

Enclosures

cc: John J. Reyle, Esq., RAIT Financial Trust
Edward S. Friedman

Morgan Lewis

EXHIBIT A

THE SUPPLEMENTAL MARYLAND LAW OPINION

February 13, 2017

RAIT Financial Trust
Two Logan Square, 100 N. 18th Street, 23rd Floor
Philadelphia, Pennsylvania 19103

Re: RAIT Financial Trust –Shareholder Proposal of Edward Friedman

Ladies and Gentlemen:

We are Maryland counsel to RAIT Financial Trust, a self-managed and self-advised Maryland real estate investment trust (the "**Company**"), in connection with certain matters of Maryland law arising out of a shareholder proposal (the "**Proposal**") submitted pursuant to Rule 14a-8 ("**Rule 14a-8**") of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), by Edward S. Friedman (the "**Proponent**") and the related Supporting Statement (the "**Supporting Statement**") for inclusion in the Company's proxy statement and form of proxy (collectively, the "**2017 Proxy Materials**") for its 2017 Annual Meeting of Shareholders. We were previously asked to consider and opine with respect to whether: (1) the Proposal is a proper subject for action by shareholders of the Company under Maryland law; (2) the Proposal, if implemented, would cause the Board or Company to violate Maryland law; and (3) given the mandatory nature of the Proposal, the Company lacks the power or authority to implement the Proposal where the Company's Board of Trustees (the "**Board**") has not approved the actions contemplated by the Proposal. We rendered an opinion in regard to such matters in our letter dated January 24. 2017 (the "**Duane Morris Opinion**"). The Duane Morris Opinion was appended to, and cited in, your no-action letter in respect to the Proposal and Supporting Statement that was also dated January 24, 2017 (the "**No-Action Letter**"), and that was submitted to the Staff of the Division of Corporation Finance (the "**Staff**") of the U.S. Securities and Exchange Commission on its dated date (the "**SEC**"). Subsequent thereto, the Proponent, by letter dated February 2, 2017, submitted to the Staff a response to the No-Action Letter (the "**Response Letter**"), together with a legal opinion from his counsel at Venable LLP (the "**Opposing Legal Opinion**"), that raised several points designed to refute the analyses contained in the No-Action Letter as well as the opinions rendered in the Duane Morris Opinion. This letter supplements the Duane Morris Opinion, and rebuts the points raised in the Response Letter and the Opposing Legal Opinion. This letter is subject to the analysis, limitations, assumptions and qualifications set forth in the Duane Morris

Opinion. In addition, any capitalized term herein used, but not otherwise herein defined, shall have the meaning ascribed thereto in the Duane Morris Opinion.

I. **The Company's Declaration of Trust does not permit shareholders to vote on the Proposal.**

The Company's Amended and Restated Declaration of Trust, as amended (the "**Declaration of Trust**"), is clear and unambiguous that shareholders are only permitted to vote on the specific matters that are enumerated in the Declaration of Trust. The subject matter of the Proposal and the Proposal itself are not among those enumerated matters that shareholders are permitted to vote on pursuant to the Declaration of Trust. Accordingly, the Declaration of Trust does not permit shareholders to vote on a the Proposal. The language in the Declaration of Trust providing shareholders the right to vote on "*such other matters with respect to which a vote of the shareholders is required by applicable law*" (another of the enumerated matters) is a typical and rudimentary carve out that acknowledges that the Declaration of Trust does not seek to override applicable law and that the Company will comply (as it must) with applicable law. The language is not meant to eviscerate the rest of the language in the Declaration of Trust that restricts shareholders from voting on any matters other than the matters specifically enumerated in the Declaration of Trust. Such language is meant to apply only in situations where a specific applicable statutory provision requires a shareholder vote on a certain matter.

II. **There is no requirement under Maryland law for shareholders to vote on Rule 14a-8 proposals**

It is unquestionable that there is no statutory or other legal requirement under the laws of the State of Maryland that shareholders of a Maryland real estate investment trust are required to vote on a proposal submitted pursuant to Rule 14a-8. No such requirement is evidenced in the Maryland REIT Law (Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, the "**MRL**") or the Maryland General Corporation Law (Titles 1 & 2 of the Corporations and Associations Article of the Annotated Code of Maryland, the "**MGCL**"), or implicated under any decisions rendered by the courts of the State of Maryland. Thus, with respect to the Proposal there is no applicable law that would trigger a right to a shareholder vote (as referenced above in Paragraph I), and that would override the general restrictions on shareholder voting rights contained in the Declaration of Trust.

III. **The Company's Bylaws do not create a right for shareholders to vote on Rule 14a-8 proposals.**

The advance notice provisions of the Company's Amended and Restated Bylaws, as amended (the "**Bylaws**"), do not, in any manner, create the right for shareholders to vote on a shareholder proposal submitted pursuant to Rule 14a-8. The reference to Rule 14a-8 included in the Bylaws, which is commonplace for advance notice provisions, is intended to provide that the advance notice process only applies to shareholder proposals that are submitted outside of Rule

14a-8, and such advance notice bylaw provisions and the deadlines included therein are not intended to apply to shareholder proposals submitted pursuant to Rule 14a-8 which have their own separate deadlines under Rule 14a-8. In fact, the Bylaws specifically indicate that the advance notice provisions in the Bylaws do not apply to shareholder proposals submitted pursuant to Rule 14a-8. The advance notice provisions are consequently a mere procedural mechanism, for shareholders to adhere to when submitting advance notices of trustee nominations and shareholder proposals outside of Rule 14a-8, and they confer no additional substantive rights to a shareholder seeking to submit a proposal pursuant to Rule 14a-8.

IV. <u>The Declaration of Trust supersedes the Bylaws with respect to any inconsistent provisions.</u>

Even if the Bylaws could be interpreted to provide a right to shareholders to vote on proposals submitted pursuant to Rule 14a-8, such right would be inconsistent with the limitations on shareholder voting rights set forth in the Declaration of Trust. Under Maryland law, bylaws may only contain provisions that are not inconsistent with the declaration of trust of a real estate investment trust. Section 2-103(a) of the MGCL (applicable by analogy to the MRL) provides "bylaws may contain any provisions **not inconsistent** with law or the [declaration of trust] of the [the real estate investment trust] for the regulation and management of the affairs of the [real estate investment trust]" (emphasis added). Thus, a declaration of trust is superior to, and overrides, the bylaws, such that an inconsistent bylaw provision would have no operative effect, becomes a legal nullity and would be unenforceable. As such, the Bylaws cannot provide shareholders with any voting right if such voting right would be inconsistent with the provision in the Declaration of Trust that specifically restricts the voting rights of shareholders.

V. <u>The Proposal, as currently worded, is a mandatory directive to the Board.</u>

The Response Letter mistakenly focuses on the phrasing "*take the steps necessary*" to suggest that the Proposal is precatory only. The Response Letter pointedly omits the initial verb or action word in the Proposal which is the primary purpose and directive of the Proposal, and which illuminates the mandatory nature of the Proposal. The Proposal provides that "the *shareholders of RAIT Financial Trust* ***hereby direct*** *the Board to take the steps necessary*" (emphasis added). Thus, taking steps is not the primary action of the Proposal, rather, it is the shareholders directing the Board to take a certain action that is the primary purpose of the Proposal. The Proposal by use of the words "*direct the Board*" as opposed to words such as "*request,*" "*ask*" or "*recommend*" specifies a proposal intended by the Proponent to mandate action by the Board and, accordingly, such proposal is not precatory, but is intended to be binding on the Company if approved by shareholders.

VI. <u>Even if the Proposal was recast in precatory terms, the Company's shareholders would still not be entitled to vote on the Proposal pursuant to the Declaration of Trust.</u>

As the matters contemplated by the Proposal, as well as the Proposal itself, are not within the enumerated matters that the Declaration of Trust allows shareholders to vote upon, regardless of whether the Proposal is cast as precatory or binding, even if the Proposal was recast as a precatory proposal, shareholders would still not be entitled to vote on the Proposal pursuant to the Declaration of Trust.

VII. <u>Opinion</u>.

Accordingly, notwithstanding the points advanced in the Response Letter and the Opposing Legal Opinion, based on the foregoing analysis, and subject to the limitations, assumptions and qualifications set forth herein, we reiterate without modification our opinions set forth in the Duane Morris Opinion, that (1) the Proposal is not a proper subject for action by shareholders under Maryland law, (2) the Proposal would, if implemented, cause the Company to violate Maryland law, and (3) given the mandatory nature of the Proposal, the Company lacks the power or authority to implement the Proposal where the Board has not approved the actions contemplated by the Proposal.

Further, based upon the foregoing analysis, and subject to the limitations, assumptions and qualifications set forth herein, it is also our opinion that (1) the Declaration of Trust does not permit the Company's shareholders to vote on the Proposal regardless of whether it is precatory or mandatory; (2) there is no statutory or judicially imposed requirement under Maryland law that shareholders of a Maryland real estate investment trust are required to vote on a proposal submitted pursuant to Rule 14a-8; (3) with respect to the Proposal, there is no applicable law that triggers a right to a shareholder vote that would override the general restrictions on shareholder voting rights contained in the Declaration of Trust; (4) the Bylaws do not provide shareholders with a right to vote on proposals submitted pursuant to Rule 14a-8.

The foregoing opinions, as expressed in the Duane Morris Opinion and as supplemented hereby, are limited to the MRL (and by analogy and cross-reference, the MGCL), and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any other law. Furthermore, the foregoing opinions, as expressed in the Duane Morris Opinion and as supplemented hereby, are limited to the matters specifically set forth therein and herein, and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement the opinions, as expressed in the Duane Morris Opinion and as supplemented hereby, if any provision of the applicable law, or any judicial interpretation of any such provisions, changes after the date hereof.

The opinions, as expressed in the Duane Morris Opinion and as supplemented hereby, are solely for your use in connection with the Proposal and the Supporting Statement and your stated intention to exclude the Proposal and the Supporting Statement from the 2017 Proxy Materials (the "**Purpose**"). Without our written consent, this letter and the opinion, as expressed in the Duane Morris Opinion and as supplemented hereby, may not be (i) used by you for anything other than the Purpose, (ii) furnished to any third party, or (iii) relied upon by any other person or entity. Notwithstanding the foregoing, you may furnish a copy of this letter, to supplement the Duane Morris Opinion which was previously furnished to the Staff in connection with the Purpose, and/or Morgan Lewis & Bockius LLP. Morgan, Lewis & Bockius LLP (a) may use this letter (in tandem with the Duane Morris Opinion) and rely upon it, in connection with any correspondence on your behalf that relates to the Purpose, and (b) furnish or quote this letter, on your behalf, to the Staff in connection with any correspondence with the Staff on your behalf that relates to the Purpose. Further, we consent to you or, on your behalf, Morgan, Lewis & Bockius LLP, furnishing a copy of this letter (in tandem with the Duane Morris Opinion) to the Staff and the Proponent in connection with a request by you or, on your behalf, by Morgan, Lewis & Bockius LLP, for confirmation of no-action by the Staff with respect to the Purpose.

Very truly yours

Duane Morris LLP

Morgan Lewis

EXHIBIT B

THE INITIAL MARYLAND LAW OPINION

January 24, 2017

RAIT Financial Trust
Two Logan Square, 100 N. 18th Street, 23rd Floor
Philadelphia, Pennsylvania 19103

Re: RAIT Financial Trust –Shareholder Proposal of Edward Friedman

Ladies and Gentlemen:

We are Maryland counsel to RAIT Financial Trust, a self-managed and self-advised Maryland real estate investment trust (the "**Company**"), in connection with certain matters of Maryland law arising out of a shareholder proposal submitted, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, by Edward S. Friedman (the "**Proposal**") and the related Supporting Statement (the "**Supporting Statement**") for inclusion in the Company's proxy statement and form of proxy (collectively, the "**2017 Proxy Materials**") for its 2017 Annual Meeting of Shareholders. We have been asked to consider whether: (1) the Proposal is a proper subject for action by shareholders of the Company under Maryland law; (2) the Proposal, if implemented, would cause the Board or Company to violate Maryland law; and (3) given the mandatory nature of the Proposal, the Company lacks the power or authority to implement the Proposal where the Company's Board of Trustees (the "**Board**") has not approved the actions contemplated by the Proposal. In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined the Amended and Restated Declaration of Trust of the Company, as amended (the "**Declaration of Trust**"), the Amended and Restated Bylaws of the Company, as amended (the "**Bylaws**"), the Proposal, the Supporting Statement and such matters of law as we have deemed necessary or appropriate to issue this opinion.

The Proposal would, among other things, direct the Board to externalize the management of the Company by contracting with a third party to serve as the Company's external advisor. The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. The Proposal includes the following proposed resolution for the Company's shareholders to vote upon:

> *"RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption."*

I **<u>The Proposal Is Not a Proper Subject for Shareholder Action Under Maryland Law</u>**.

The Company is a real estate investment trust formed in accordance with the Maryland REIT Law (the "**MRL**," Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, the "**Corps. & Ass'ns. Article**"). Section 8-101(c) of the MRL defines a real estate investment trust as "an unincorporated business trust or association formed under this title in which property is acquired, held, managed, administered, controlled, invested or disposed of for the benefit and profit of any person who may become a shareholder." Section 8-102 of the MRL expressly recognizes a real estate investment trust as "a separate legal entity" that is "a permitted form of unincorporated business trust or association." Real estate investments trusts formed under the MRL are distinguished from common-law and other trusts in that **they are structured, governed and operate in substantially the same manner as Maryland corporations** (emphasis added). *See* James J. Hanks, Jr.[1], *Federally Tax-Qualified Real Estate Investment Trusts Formed Under Maryland Law*, at p. 5 (2015) (Hanks), https://goo.gl/1MLNSX.

A Maryland real estate investment trust must be managed through the direction of a board of trustees elected by its shareholders. Section 8-202(b)(v) and (vi) of the MRL; also *see* Hanks, *supra*, at 7-10 and Appendix, and Brief for the National Association of Real Estate Investment Trusts As Amicus Curiae Supporting Reversal, at p.13, Docket No. 14-1382, decided March 7, 2016, 577 US ___ (2016). The extent and scope of the duties of a trustee of a real estate investment trust are established pursuant to its declaration of trust and bylaws, and to the extent not so delineated, generally default to the analogous standards provided in the Maryland General Corporation Law (Titles 1 & 2 of the Corps. & Ass'ns. Article, the "**MGCL**"), as herein described. *See* Hanks, *supra*, fn 27, at p. 7; and Section 8-203(11) of the MRL. The Declaration of Trust is direct and unambiguous in regard to the management of the Company. Article V, Section 1 of the Declaration of Trust states that "the business and affairs of the Trust shall be managed under the direction of the Board of Trustees," and "the Board shall have full, exclusive and absolute power, control and authority over any and all property of the Trust." The Declaration of Trust further provides that it "shall be construed with a presumption in favor of the grant of power and authority to the Board", and that "[a]ny construction of the Declaration of Trust or determination made in good faith by the Board concerning its powers and authority hereunder shall be conclusive." Thus, all authority in respect to the management of the Company is reserved to the Board pursuant to the

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[1] James J. Hanks, Jr. is the author of the treatise *Maryland Corporation Law* (a National Corporation Law Series treatise published by Wolters Kluwer). His treatise and his writings are regularly cited as authority by the courts of the State of Maryland in regard to issues relating to the MGCL and MRL.

Declaration of Trust. Section 101 of the Bylaws is in accord with the Declaration of Trust, providing that "[t]he business, property and affairs of the Trust shall be managed by its Board."

None of the Declaration of Trust, the Bylaws or the MRL (and by analogy, the MGCL) reserve to the Company's shareholders any power or authority to manage the Company's business, assets or affairs of the, or to direct the Board in its management of the Company's business, assets and affairs such that the shareholders could mandate that the Board take the actions contemplated by the Proposal, including the mandate that the Company enter into an advisory agreement with an external advisor. Further, in addition to specifically detailing the Board's exclusive authority to manage the Company's business and affairs and the Board's "full, exclusive and absolute power, control and authority over any and all property of the Trust," the Declaration of Trust prevents intrusions upon the Board's exclusive authority to manage the Company, by (i) specifically enumerating in Article VIII, Section 2 the matters that the Company's shareholders may vote upon and limiting such matters to the election of trustees and certain extraordinary matters, and (ii) expressly providing that shareholders have no right to vote on anything with respect to the general or ongoing management of the Company unless the Board was to determine otherwise in its sole discretion, declare a proposed action as being advisable and direct that the matter be submitted to the shareholders for approval or ratification. Article VIII, Section 2 of the Declaration of Trust provides as follows:

> "Voting Rights. Subject to the provisions of any class or series of Shares then outstanding, **the shareholders shall be entitled to vote only on the following matters** (emphasis added): (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) such other matters with respect to which a vote of the shareholders is required by applicable law or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. **Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees** (emphasis added)."

The matters contemplated by the Proposal, as well as the Proposal itself, are not within the enumerated matters that the Declaration of Trust permits the Company's shareholders to vote upon. Hence, the Declaration of Trust and the Bylaws, which under the MRL (and by analogy, the MGCL) are controlling, grant the Board complete and exclusive authority regarding the management of the business and affairs of the Company. That complete and exclusive authority extends to not only any decision whether to take the actions contemplated by the Proposal, including the mandate that the Company enter into an advisory agreement with an external advisor, but also any decision whether to even have shareholders vote on any proposal related thereto, irrespective of whether such proposal was cast as binding or precatory. In other words, pursuant to the Declaration of Trust, the Company cannot be required to present a proposal to the Company's shareholders to be voted upon, binding or precatory, unless the matters covered by the proposal are within the enumerated matters specifically described in the Declaration of Trust, or the Board was to declare a proposed action as being advisable and, in its sole discretion, direct that the matter be submitted to the shareholders for approval or ratification.

As previously referenced, it should also be noted that the courts of the State of Maryland regularly apply analogous provisions of the MGCL when considering issues relating to the establishment, management and operation of real estate investment trusts formed under the MRL, and in the absence of express direction in a real estate investment trust's declaration of trust or bylaws, apply the default provisions set forth in the MGCL. Consequently, Section 2-401(a) of the MGCL, which provides that "the business and affairs of the corporation shall be managed **under the direction of the board of directors"** (emphasis added), would be applied equally with respect to real estate investment trusts formed under the MRL. Further, Section 2-401(b), which would be equally applicable to real estate investment trusts, states that "[a]ll powers of the corporation may be exercised **by or under authority of the board of directors** except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation" (emphasis added). Courts interpreting Section 2-401 of the MGCL have held that the board of directors of a Maryland corporation (and by analogy, the board of trustees of a Maryland real estate investment trust) may exercise all of the powers of a corporation (or real estate investment trust) unless conferred upon or reserved to stockholders (or shareholders). See *Hecht v. Resolution Trust Corp.*, 333 Md. 324, 331-332, (1994); *Martin Marietta Corp. v. Bendix Corp.*, 549 F. Supp. 623,633 n.5 (D.Md. 1982).

Given the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the business and affairs of the Company, and the complete lack of authority of the Company's shareholders to vote on the Proposal, regardless of whether the Proposal is precatory or binding, the Proposal is prevented from being a proper subject for shareholder action under applicable Maryland law.

II. **The Proposal, if Implemented, Would Cause the Company to Violate Maryland Law**

As noted above, the Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. The Proposal's resolution calls upon the Company's shareholders to "direct the board of trustees ... to take the necessary steps to externalize management." As such, the Proposal would violate applicable Maryland law by impinging upon the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the business and affairs of the Company, including the Board's exclusive authority to determine the Company's management structure and whether it is in the best interests of the shareholders for the Company to be internally-managed or externally-managed.

Further, trustees of a Maryland real estate investment trust are subject to a statutory standard of care in the exercise of their duties. Violation of this statutory standard is a violation of the MGCL (and by reference, the MRL). Section 8-601.1 of the MRL applies Section 2-405.1 of the MGCL, in its entirety, to real estate investment trusts. Under this provision (Section 2-405.1(c), in particular), a failure by a trustee to comply with the statutory standards of care is a violation of statutory duties, and vitiates the trustee's immunity from suit under Section 5-417 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland. When undertaking the exercise of management authority (which, as noted in the prior section of this opinion, is the exclusive domain of trustees), including, deciding whether or not to externalize management (as provided in the Proposal), Section 2-405.1 of the MGCL requires each trustee of a real estate investment trust to perform his or her duties as a trustee (1) in good faith; (2) in a manner he or she reasonably believes to be in the best interests of the real estate investment trust; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances. The MRL, therefore, requires trustees to exercise independent judgment in the performance of their duties, and the surrender of their statutory duties to shareholders, in a manner not otherwise enabled under the Declaration of Trust or Bylaws, would cause the Company to violate applicable Maryland law. If approved, the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of shareholders, which would represent a violation of the Board's statutory duties to the Company's shareholders and, accordingly, a violation of applicable Maryland law.

III. <u>The Company Lacks the Power or Authority to Implement the Proposal</u>.

The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. If approved, implementing the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of shareholders. Accordingly, if adopted, given its mandatory nature, the Proposal would improperly and unlawfully interfere with the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the Company's business and affairs, including determining the management structure to be adopted by the Company and whether it is in the best interests of shareholders for the Company to be internally-managed or externally-managed. Since the Company cannot be required by its shareholders to externalize its management, the mandatory nature of the Proposal would cause the Company to lack the power or authority to implement the Proposal where the Board has not approved the actions contemplated by the Proposal.

IV. <u>Opinion</u>.

Based upon the foregoing analysis and subject to the limitations, assumptions and qualifications set forth herein, it is our opinion that (1) the Proposal is not a proper subject for action by shareholders under Maryland law, (2) the Proposal would, if implemented, cause the Company to violate Maryland law, and (3) given the mandatory nature of the Proposal, the

Duane Morris

Company lacks the power or authority to implement the Proposal where the Board has not approved the actions contemplated by the Proposal.

The foregoing opinion is limited to the MRL (and by analogy and cross-reference, the MGCL), and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MRL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MRL, or any judicial interpretation of any provision of the MRL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal the Supporting Statement and your stated intention to exclude the Proposal and the Supporting Statement from the 2017 Proxy Materials (the "**Purpose**"). Without our written consent, this letter and the opinion herein may not be (i) used by you for anything other than the Purpose, (ii) furnished to any third party or (iii) relied upon by any other person or entity. Notwithstanding the foregoing, you may furnish a copy of this letter to the Staff of the Securities and Exchange Commission (the "**Staff**") in connection with the Purpose, and/or Morgan Lewis & Bockius LLP. Morgan, Lewis & Bockius LLP (a) may use this letter and rely upon it, in connection with any correspondence on your behalf that relates to the Purpose, and (b) furnish or quote this letter, on your behalf, to the Staff in connection with any correspondence with the Staff on your behalf that relates to the Purpose. Further, we consent to you or, on your behalf, Morgan, Lewis & Bockius LLP, furnishing a copy of this opinion to the Staff and the proponent in connection a request by you or, on your behalf, by Morgan, Lewis & Bockius LLP, for confirmation of no-action by the Staff with respect to the Purpose.

Very truly yours

Duane Morris LLP

Morgan Lewis

EXHIBIT C

THE PROPONENT RESPONSE LETTER

Edward S. Friedman

FISMA & OMB Memorandum M-07-16

February 2, 2017

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RAIT Financial Trust
Shareholder Proposal of Edward S. Friedman

Dear Ladies and Gentlemen,

This letter responds to the letter dated January 24, 2017 (the "RAIT Letter") submitted on behalf of RAIT Financial Trust ("RAIT" or the "Company") by which RAIT indicated its intent to omit from its 2017 proxy materials the shareholder proposal that I submitted on December 15, 2016 (the "Proposal").[1] My Proposal requests that RAIT's Board of Trustees (the "Board") "take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption."

RAIT identifies five purported bases for excluding the Proposal under Rule 14a-8,[2] none of which—either individually or collectively—satisfies RAIT's burden to exclude the Proposal from its 2017 proxy materials.

First, RAIT has failed to show that that Proposal violates Rule 14a-8(c). The Proposal is composed of, at most, two elements: (1) taking the steps necessary to externalize management, and (2) reporting to shareholders about those steps. These two elements are plainly related (even contingent) and thus form the basis of a single proposal with a well-defined, unifying concept. RAIT does not contend otherwise. Rather, RAIT contends that language contained under the heading, "Mr. Friedman's Supporting Statement" (the "Supporting Statement"), where I

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[1] In accordance with SEC Rule 14a-8(k) and Staff Legal Bulletin No. 14D, this letter is being provided concurrently to Keith E. Gottfried, Esq., as counsel to RAIT.

[2] Specifically, RAIT argues that the Proposal should be excluded because (1) it constitutes multiple proposals in violation of Rule 14a-8(c); (2) it is not a proper subject for action by shareholders under Maryland law and therefore violates Rule 14a-8(i)(1); (3) implementing it would require RAIT to violate Maryland law in violation of Rule 14a-8(i)(2); (4) RAIT lacks the power or authority to implement it in violation of Rule 14a-8(i)(6); and (5) it violates Rule 14a-8(i)(3) in that it is so impermissibly vague and indefinite as to be inherently misleading. This letter responds to these points in order, though it addresses the various Maryland law points (2-5) under a single heading.

expressed my belief that "the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of the shareholders," constitutes a second, unrelated proposal to the Board. RAIT's reliance on that language is misplaced. Even assuming that language in the Supporting Statement could be considered to be part of the Proposal—and RAIT cites no authority to support such a proposition—the language cited by RAIT identifies the process for retaining an external advisor, which relates to the same theme as the elements contained in the Proposal itself: the externalization of management. Further, the language cited amounts to nothing more than a request that the Board comply with its fiduciary duty of care under Maryland law, which the Board should do in any event. *See* Maryland Corporations and Associations § 2-405.1(c) (2016).

Second, and as discussed more fully in the opinion offered by Venable LLP attached as Exhibit A hereto (the "Venable Opinion"), the Proposal should not be excluded under Rule 14a-8(i)(1), (2), or (6) because the Proposal is the proper subject for action by shareholders under Maryland law, implementing the Proposal would not cause RAIT to violate Maryland law, and RAIT does not lack the power or authority to implement the Proposal. As a threshold matter, the Proposal is precatory (and not mandatory as RAIT contends) because it asks the Board to "take the steps necessary" to externalize management, and the Staff of the Securities and Exchange Commission ("the Staff") has consistently interpreted such language to be precatory in nature. Maryland law and the Company's Declaration of Trust and Bylaws are clear that a non-binding, precatory proposal is a proper subject for action by shareholders of the Trust, and RAIT's arguments to the contrary are unavailing. Thus, RAIT has not carried its burden regarding any of its asserted grounds for exclusion (II-V) based on Maryland law.

And ***third***, the Proposal is not so impermissibly vague and indefinite as to be inherently misleading. The Proposal presents a straightforward, unified concept that contains, at most, two related steps, which RAIT has no difficulty understanding. Indeed, the RAIT Letter outlines in detail a number of the "necessary steps" it believes the Board would need to take to implement the Proposal, which nullifies RAIT's speculation about possible shareholder confusion. RAIT also complains that the Proposal fails to include various details: a litany of "key terms" of the contemplated advisory agreement, as well as excerpts from letters by NexPoint and Highland. But RAIT does not explain how I could have included all these details while still complying with the 500-word limit under Rule 14a-8(d), nor does RAIT cite any authority supporting its contention that the absence of such detail renders a proposal impermissibly vague.

For these reasons, the Staff should decline to concur with RAIT's intention to omit the Proposal from RAIT's 2017 proxy materials.

I. THE PROPOSAL COMPLIES WITH RULE 14A-8(C).

A. There Is Only One Proposal With A Single, Well-Defined, Unifying Concept.

SEC Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." 17 C.F.R. § 240.14a-8(c) (2010). The Staff has interpreted the "one-proposal" limitation to apply to proponents who submit multiple proposals as separate submissions, as well as to proponents who submit multiple proposals as elements or components of a single submission, which is how RAIT has characterized the Proposal here.[3] In determining whether a single submission with multiple elements constitutes more than one proposal, the Staff considers whether the elements of the proposal are closely related and essential to a single, well-defined, unifying concept.[4]

In this case, the single, well-defined, unifying concept of the Proposal is the externalization of RAIT's management. Specifically, the Proposal would direct the Board to "take the steps necessary to externalize management by entering into an advisory agreement with an external advisor, which may be [NexPoint] ... and to update shareholders on the externalization process within 60 days of the resolution's adoption." While this arguably includes two elements or components— (1) taking the steps necessary to externalize management, and (2) reporting to the shareholders within 60 days after adopting the resolution— those two features are closely related and essential to the single, well-defined, unifying concept: the externalization of management. Indeed, RAIT concedes this point, as it does not even argue that the Proposal itself violates Rule 14a-8(c).[5] RAIT Letter at 7-12.

B. Language Lifted From the Supporting Statement Does Not Constitute a Separate Proposal.

Rather than point to language in the Proposal itself, the RAIT Letter argues that language contained in the Supporting Statement constitutes "an additional mandate" to the RAIT Board. RAIT Letter at 2. Specifically, RAIT points to the following statement:

> ... the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders.

RAIT Letter at 2.

RAIT's contention is misplaced. ***First***, RAIT cites no precedent from the Staff (or elsewhere) that language appearing in a supporting statement may be considered for purposes of

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[3] I submitted this proposal to RAIT on December 15, 2016, four days in advance of the deadline for receiving shareholder proposals to be included in the 2017 proxy materials. *See* RAIT Letter at 4-5. By letter dated December 29, 2016, I responded to RAIT's notice of purported deficiencies, including by providing verification that I have continually owned "the requisite number of securities for the one-year period preceding, and including, the date of the Proposal." *See* RAIT Letter at 6. At that time, I declined to withdraw the Proposal on the grounds that it constitutes more than one proposal because it does not. *See* RAIT Letter at 6.

[4] *See* SEC Release No. 34-12999 (Nov. 22, 1976); *Netflix, Inc.*, SEC No-Action Letter (Feb. 29, 2016) (providing that when multiple elements are linked by a single, well-defined, unifying concept there is no basis for exclusion, where the proposal requested that the board (1) take the necessary steps to enact a new voting standard in the company's charter and bylaws and (2) spend up to $10,000 on proxy solicitors in order to receive the required vote).

[5] The Staff routinely refuses to agree that a proposal that contains multiple elements related to a single unifying concept may be excluded under Rule 14a-8(c). *See, e.g., General Electric Co.*, SEC No-Action Letter (Jan. 24, 2001) (Staff unable to concur that a proposal that the board implement a requirement that a majority of the directors be independent, appoint a committee to implement the independence requirement, and submit any future action related to the independence requirement or the implementation to shareholders violated the one-proposal rule).

the "one-proposal" rule. Indeed, all of the precedent cited by RAIT involved instances in which the Staff found support for concluding that there were multiple proposals ***based only on language within the proposal itself.*** *See* RAIT Letter at 2, 7-12 (providing no support for the assertion that a supporting statement can provide the basis for multiple proposals and citing numerous no-action letters, none of which found a violation of Rule 14a-8(c) based on statements made in the supporting statement).[6]

It is no surprise that RAIT's position is unsupported by precedent. The Supporting Statement provides the background, data, explanation, and reasoning behind the Proposal and its implementation; unlike the Proposal, the Supporting Statement would not be officially adopted by the shareholders as a result of the shareholders' vote. Further, the extension of Rule 14a-8(c) advocated by RAIT is illogical. If supporting statements, which are not adopted by the shareholders, are nevertheless deemed to fall within the scope of Rule 14a-8(c), any statement of background, data, explanation, or reasoning could justify a finding of multiple proposals; as a result, ***any*** type of supporting statement could invalidate a proposal.

Second, RAIT selectively quotes the Supporting Statement by omitting the first portion of the relevant sentence, which begins "Mr. Friedman believes the Board…" When that language is included, it becomes even more clear that the statement relied on by RAIT is not part of the Proposal, but is instead a statement of my own belief concerning the process to be undertaken by the Board in implementing the Proposal.

Third, even if the language in the Supporting Statement were part of the Proposal—and it is not—it would nevertheless constitute part of a single proposal because it is bound to the Proposal itself by a single, unifying concept: the externalization of management. That the statement discusses a process for implementing the externalization of management does not render it a separate proposal, as the Staff has long recognized. *See Todd Shipyards Corp.*, SEC No-Action Letter (Aug. 13, 1992) ("Finally, the Division does not concur in your position that the submission constitutes more than one proposal. . . . The submission relates to only one proposal, a request to sell or merge the Company, and suggested procedures for implementing this proposal.").

And ***fourth***, even if my statement of belief could somehow be interpreted as a proposal to the Board, such a proposal would in reality be nothing more than a restatement of the Board's fiduciary duty of care under Maryland law. *See See* Maryland Corporations and Associations § 2-405.1(c) (2016) ("A director of a corporation shall act: (1) In good faith; (2) In a manner the director reasonably believes to be in the best interests of the corporation; and (3) With the care that an ordinarily prudent person in a like position would use under similar circumstances.").

---

[6] The RAIT Letter cites the following cases, none of which supports its contention that a statement in the Supporting Statement can constitute a separate proposal for purposes of Rule 14a-8(c): *Textron, Inc.*, SEC No-Action Letter (Mar. 7, 2012); *Eaton Corp.*, SEC No-Action Letter (Feb. 20, 2012); *Streamline Health Solutions, Inc.*, SEC No-Action Letter (Mar. 23, 2010); *PG&E Corp.*, SEC No-Action Letter (Mar. 11, 2010); *Parker-Hannifin Corp.*, SEC No-Action Letter (Sept. 4, 2009); *Duke Energy Corp.*, SEC No-Action Letter (Feb. 27, 2009); *Torotel, Inc.*, SEC No-Action Letter (Nov. 1, 2006); *General Motors Corp.*, SEC No-Action Letter (Apr. 7, 2007); *Bob Evans Farms, Inc.*, SEC No-Action Letter (May 31, 2001); *IGEN International, Inc.*, SEC No-Action Letter (July 3, 2000).

II. THE PROPOSAL DOES NOT RUN AFOUL OF MARYLAND LAW.

RAIT also has failed to carry its burden to establish that the Proposal violates Rule 14a-8(i)(1), on the theory that the Proposal is not a proper subject for action by shareholders under Maryland law; Rule 14a-8(i)(2), on the theory that implementing the Proposal would cause RAIT to violate Maryland law; or Rule 14a-8(i)(6), on the theory that RAIT lacks the power to implement the Proposal. Maryland law supports none of these theories. To support this position, I offer the opinion from Venable LLP, which is attached in its entirety as Exhibit A hereto (the "Venable Opinion"). Certain portions of the Venable Opinion are highlighted below.

A. The Proposal Does Not Violate Rule 14a-8(i)(1).

Section II of the RAIT Letter contends that the Proposal, if adopted, "would improperly and unlawfully interfere with the exclusive authority of the Board under Maryland law to manage the Company's business and affairs, including determining the management structure to be adopted by the Company and whether it is in the best interests of the Company's shareholders for the Company to be internally-managed or externally-managed." RAIT Letter at 12. The fundamental premise of RAIT's argument in this regard is that, by using the word "direct," the Proposal "is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board." RAIT Letter at 12. However, the Proposal's language is in fact precatory, and therefore, RAIT's argument is misplaced.

The Proposal directs the Board "***to take the steps necessary*** to externalize management." In the context of shareholder proposals, the Staff has interpreted this language regarding "taking the steps necessary" to mean that a proposal is precatory and non-binding for purposes of Rule 14a-8. *See, e.g.,* Staff Legal Bulletin No. 14D (Nov. 7, 2008) (stating that if a shareholder proposal "recommends, requests, or requires that the board of directors amend the company's charter" but applicable state law requires shareholder approval of such an amendment, the Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter" and if revised, that there would be no basis for excluding the revised proposal); *The Adams Express Co.*, SEC No-Action Letter (Jan. 26, 2011) (noting that, if the proposal in question were revised "to state that the Board should take the steps necessary to liquidate, merge, or convert the Fund," the Rule 14a-8 proposal would not be excludable under Rule 14a-8(i)(2)). As discussed in the Venable Opinion, under Maryland law, the adoption by shareholders of a precatory, non-binding proposal is not inconsistent with the delegation of power, by both the Declaration of Trust and Maryland law, to the board to oversee the management of the company's business and affairs. *See* Venable Opinion at 3 & n.4.

The precedent cited by RAIT is factually distinguishable. ***First***, none of the shareholder proposals in the precedent cited by RAIT involving a Staff decision under Rule 14a-8(a)(i)(1) used the "take the steps necessary" language included in the Proposal here. RAIT Letter at 17 (citing *Celgene Corp.*, SEC No-Action Letter (Mar. 27, 2013); *NextEra Energy, Inc.*, SEC No-Action Letter (Feb. 24, 2016); *The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 7, 2013); *IEC Electronics Corp.*, SEC No-Action Letter (Oct. 31, 2012); *Bank of America Corp.*, SEC No-Action Letter (Feb. 16, 2011); *MGM Mirage*, SEC No-Action Letter (Feb. 6, 2008); *Cisco Systems, Inc.*, SEC No-Action Letter (July 29, 2005); *Constellation Energy Group, Inc.*, SEC No-Action Letter (Mar. 2, 2004)).

Second, in each of the above no-action letters, the SEC notes that "[i]t appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors." *Celgene Corp.*, SEC No-Action Letter (Mar. 27, 2013); *NextEra Energy, Inc.*, SEC No-Action Letter (Feb. 24, 2016); *The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 7, 2013); *IEC Electronics Corp.*, SEC No-Action Letter (Oct. 31, 2012); *Bank of America Corp.*, SEC No-Action Letter (Feb. 16, 2011); *MGM Mirage*, SEC No-Action Letter (Feb. 6, 2008); *Cisco Systems, Inc.*, SEC No-Action Letter (July 29, 2005); *Constellation Energy Group, Inc.*, SEC No-Action Letter (Mar. 2, 2004).[7] In short, because the Proposal here already contains the precatory language that would have cured the proposals in the precedent cited by RAIT, none of that precedent is on point here.

And ***third***, RAIT improperly relies upon two no-action letters in which the Staff did not even address Rule 14a-8(i)(1). First, RAIT cites the no-action letter issued in the *General Electric Company* matter on January 25, 2012. Though RAIT claims that the Staff concurred that the company could exclude a proposal under Rule 14a-8(i)(1), the Staff letter only addresses the company's argument under Rule 14a-8(i)(7) and states that, "[i]n reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies." *General Electric Co.*, SEC No-Action Letter (Jan. 25, 2012). Second, RAIT cites *Ford Motor Co.*, SEC No-Action Letter (Mar. 19, 2001), in which the Staff letter only addressed the company's argument under Rule 14a-8(i)(2), without addressing the other proposed bases for exclusion.

In addition, and as discussed in the Venable Opinion, RAIT's Declaration of Trust contemplates that a proposal validly submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote. Article VIII, Section 2 provides that shareholders are entitled to vote on "such other matters with respect to which a vote of the shareholders is required by applicable law," Declaration of Trust, Article VIII, Section 2, which would include non-state law matters, such as a vote required by the federal securities laws or by the listing standards of a national securities exchange where the Trust's shares are listed. Provided that a shareholder meets the eligibility and procedural requirements of Rule 14a-8, an otherwise valid proposal submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote under the express provisions of the Declaration of Trust.

Finally, and as discussed in the Venable Opinion, RAIT's Bylaws expressly contemplate submission of Rule 14a-8 proposals outside of the advance notice procedures in the Bylaws. Article III, Section 305(b)(ix) of the Bylaws, which relates to advance notice required for shareholders to nominate trustees or submit other proposals for consideration at a meeting of shareholders, provides that "[n]othing in this Section 305 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act." In other words, in its Bylaws, RAIT acknowledges that any proposal submitted in accordance with federal securities laws preempts both state law and any limitation in RAIT's organizational documents with respect to shareholder proposals. This is consistent with the Staff's long-held position that shareholder

[7] Should the Staff conclude that the Proposal is not precatory in nature, I am amenable to changing the word "direct" in the Proposal to "ask," "recommend," or "request."

proposals that are properly submitted in accordance with Rule 14a-8 may not be prohibited by a company's organizational documents. *See* Venable Opinion at 5 & n.10.

B. The Proposal Does Not Violate Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

Equally unavailing is RAIT's contention that the Proposal violates Rule 14a-8(i)(2) because implementing it would require RAIT to violate Maryland law, or Rule 14a-8(i)(6) because RAIT lacks the power under Maryland law to implement the Proposal. Once again, RAIT's arguments rely in substantial part on its erroneous contention that the Proposal is mandatory in nature and, if approved, would "require [RAIT] to enter into an advisory agreement with an external advisor irrespective of whether the Board determined that such action was in the best interests of" RAIT's shareholders. RAIT Letter at 18. This argument fails for several reasons.

As discussed above, the Proposal is precatory under Maryland law. As a result, it does not interfere with or otherwise erode the Board's authority to manage the business, or impede the exercise of their valid business judgment and/or fiduciary duties. And RAIT has cited no precedent or authority to support its position that a precatory proposal, like the one here, would interfere with the Board's authority. Indeed, the precedent cited by RAIT is wholly distinguishable. None of the no-action letters cited by RAIT concerned allegations that the violations of law involved the usurpation of a board's power by shareholders. In fact, the violations of law discussed in the no-action letters RAIT cites bear no resemblance to the purported violation RAIT alleges here. *See, e.g., The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 1, 2016) (alleged violation of law was that Delaware does not permit individuals who are not members of the Board to be members of Board Committees); *Sigma Designs, Inc.*, SEC No-Action Letter (June 9, 2015) (alleged violation of law was that a California corporation cannot adopt majority voting without first eliminating cumulative voting and affirmative vote must meet quorum requirements); *Dominion Resources, Inc.*, SEC No-Action Letter (Jan. 14, 2015) (alleged violation of law was that the request would require the board to appoint a director, and under Virginia law, that power is reserved for the shareholders); *Abbott Laboratories*, SEC No-Action Letter (Feb. 1, 2013) (alleged violation of law related to shareholder and director voting standards); *Schering-Plough Corp.*, SEC No-Action Letter (Mar. 27, 2008) (alleged violation of law was that an amendment to the certificate of incorporation could not be made by the Board unilaterally).

Nor should the Proposal be excluded under Rule 14a-8(i)(6) on the ground that the Company supposedly lacks the power to implement the Proposal. Because the Proposal is precatory and non-binding, the Proposal does not require the Board to blindly implement the proposed steps. Indeed, the portion of the Supporting Statement cited by RAIT as grounds for excluding the Proposal seeks only to have the Board to comply with its fiduciary duties. Further, the Staff has routinely declined to exclude proposals where a shareholder used the "steps necessary" language. *See, e.g., FirstEnergy Corp.*, SEC No-Action Letter (Mar. 13, 2012); *NiSource Inc.*, SEC No-Action Letter (Mar. 5, 2009); *Kraft Foods Inc.*, SEC No-Action Letter (Mar. 3, 2009); *MeadWestvaco Corp.*, SEC No-Action Letter (Feb. 23, 2009); *The Boeing Company*, SEC No-Action Letter (Feb. 18, 2009); *Verizon Communications Inc.*, SEC No-Action Letter (Feb. 2, 2009).

III. THE PROPOSAL IS NOT VAGUE & AMBIGUOUS.

Finally, there is no merit to RAIT's four-page attempt to manufacture vagueness or ambiguity in the Proposal. *See* RAIT Letter at 23-26. RAIT invokes Rule 14a-8(i)(3), which, the Staff has explained, provides for exclusion "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). RAIT offers three principal arguments in support of this point, but none comes close to carrying RAIT's burden to establish exclusion of the Proposal on this basis.

First, RAIT reiterates its argument that the Proposal actually constitutes multiple, "even contradictory" proposals, which, RAIT contends, will leave shareholders hopelessly bewildered. RAIT Letter at 23-24. But as discussed above, the language of the Proposal presents a straightforward, unified concept that contains, at most, two related steps: (1) taking the steps necessary to externalize management, and (2) reporting to the shareholders within 60 days after adopting the resolution. And RAIT plainly has no difficulty understanding that concept. In Part II of its letter, RAIT identifies various issues that it believes the Board would need to consider and various determinations it believes the Board would need to make to implement the Proposal. RAIT Letter at 14-15. It also discusses various issues and terms that, in RAIT's view, an advisory agreement should address or contain. RAIT Letter at 14-15. So, RAIT's obvious lack of confusion in lodging these detailed criticisms of the Proposal belies—and thus cannot be reconciled with—its contention that shareholders would be so confused that they could not "determine with any reasonable certainty exactly what actions or measures the proposal requires."

RAIT invokes the Supporting Statement as the basis for the purported vagueness, again insisting, without citation to any authority, that the Supporting Statement contains a separate proposal. As discussed above, RAIT's manufacturing of a nonexistent "second proposal" in the Supporting Statement is improper and wholly unsupported by precedent. RAIT's attempt to use this same manufactured "second proposal" as the basis for its vagueness argument likewise fails.

Further, none of the authorities RAIT cites supports its contention that the Proposal is indefinite and vague. For instance, RAIT cites *Occidental Petroleum Corp.,* SEC No-Action Letter (Feb. 11, 1991), in which a shareholder proposed the following resolution:

> I WOULD LIKE TO MAKE THIS PROPOSAL TO SHAREHOLDERS OF ABOVE SAID COMPANY THAT SHAREHOLDERS HAVE THE RIGHT TO VOTE ON PRESENT AS WELL AS FUTURE SHARES THAT ARE ISSUED AND OUTSTANDING IN REGARD TO "BUY BACK OF SHARES". INSTEAD THESE MONIES SHOULD BE USED FOR DIVIDENDS TO THE SHAREHOLDERS.
>
> ALSO, THAT THE BOARD OF DIRECTORS HAVE THEIR VOTES INCLUDED IN THIS PROPOSAL INSTEAD OF THEIR

HAVING THE AUTHORITY TO APPROVE THESE "BUY BACKS".

Occidental Petroleum argued that the shareholder proposal was "virtually incoherent" and was therefore impermissibly vague. The Staff agreed, noting that it was unclear "exactly what action any shareholders voting for the proposal would expect [Occidental Petroleum] to take" and "what action [it] would be required to take if the proposal were adopted." But unlike the "virtually incoherent" and unintelligible proposal in *Occidental Petroleum*, the Proposal here unambiguously sets forth the actions the Proposal requires if adopted. Again, there is no confusion or ambiguity as to those steps.

RAIT's remaining authorities are equally unavailing. They include, for example, no-action letters involving sweeping, generalized proposals that bear no resemblance to the Proposal here. *See, e.g.*, *Cisco Systems, Inc.*, SEC No-Action Letter (Oct. 7, 2016) (finding some basis for the view that a proposal was vague and indefinite where the proposal stated "[t]he board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action"); *Microsoft Corp.*, SEC No-Action Letter (Oct. 7, 2016) (same); *Walgreens Boots Alliance, Inc.*, SEC No-Action Letter (Oct. 7, 2016) (finding some basis for the view that a proposal was vague and indefinite where the proposal stated "[b]efore the board takes any action whose primary purpose is to prevent the effectiveness of shareholder vote, it shall make a determination as to whether there is a compelling justification for such action"); *Alaska Air Group, Inc.*, SEC No-Action Letter (Mar. 10, 2016) (finding some basis for the view that a proposal was vague and indefinite where the proposal required that "our board in 2016 amend our bylaws and any other appropriate governing documents to require that the management of our company shall strictly honor shareholders rights to disclosure identification and contract information to the fullest extent possible by technology"). RAIT offers no discussion of these citations and fails to explain why they are relevant to the Proposal at issue here.

Second, RAIT complains that the Proposal fails to identify various "key terms" of the contemplated advisory agreement. *See* RAIT Letter at 24-25 (faulting the Proposal for not identifying, among other things, the agreement's duration, compensation for the external advisor, or "the maximum amount of expenses that the external advisor would be allowed to incur on behalf of the Company"). But RAIT does not explain how this litany of details could have been included without violating the 500-word limit under Rule 14a-8(d). Nor does RAIT cite any authority holding that the absence of such detail renders a proposal impermissibly vague. And under RAIT's argument, no proposal that a board enter into any agreement of any kind could ever pass muster under Rule 14a-8(i)(3) because no proposal could contain that granular level of detail and still remain within the 500-word limit. As contemplated by the Proposal, these details would be among "the steps necessary" to externalize management.

Third, RAIT faults the Proposal for not including with its "four corners" excerpts or other details from the referenced letters by NexPoint and Highland. RAIT Letter at 25-26. Again, RAIT does not explain how the Proposal could do so within 500 words nor does it cite authorities to support its argument. Notably, RAIT does not even assert that the absence of these details creates *any* vagueness or confusion, much less that their absence renders the proposal "so vague and indefinite" that the shareholders will be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

In short, RAIT has failed to carry its burden to show that the Proposal is vague or misleading, in violation of Rule 14a-8(i)(3), and therefore, RAIT cannot exclude the Proposal on that basis.

IV. CONCLUSION

For the following reasons, the Proposal complies with SEC Rule 14a-8 and the Staff should not concur with RAIT's intention to exclude it from RAIT's 2017 proxy materials. The Staff should permit RAIT's shareholders to consider and vote upon the Proposal.

Sincerely,

Edward S. Friedman

Exhibit A

VENABLE® LLP

750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

February 2, 2017

Edward S. Friedman

FISMA & OMB Memorandum M-07-16

Re: RAIT Financial Trust – Shareholder Proposal of Edward S. Friedman

Dear Mr. Friedman:

We have served as Maryland counsel to Edward S. Friedman in connection with certain matters of Maryland law arising out of the shareholder proposal (the "Proposal") submitted by Mr. Friedman pursuant to Rule 14a-8 ("Rule 14a-8") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related Supporting Statement (the "Supporting Statement") for inclusion in the proxy statement and form of proxy of RAIT Financial Trust, a Maryland real estate investment trust (the "Trust"), for the 2017 Annual Meeting of Shareholders of the Trust (the "Annual Meeting").

We have been asked to consider whether the Proposal pursuant to Rule 14a-8 is a proper subject for action by shareholders of the Trust under Maryland law.

In connection with our representation of Mr. Friedman, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the "Documents"):

1. The Declaration of Trust of the Trust (the "Declaration of Trust"), certified by the State Department of Assessments and Taxation of Maryland;

2. The Amended and Restated Bylaws of the Trust (the "Bylaws"), in the form filed with the Securities and Exchange Commission (the "Commission") on November 17, 2016 as Exhibit 3.1 to the Trust's Current Report on Form 8-K (File No. 001-14760);

3. The Proposal and Supporting Statement; and

4. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following: All Documents submitted to us as certified or photostatic copies conform to the original documents. All public records reviewed or relied upon by us or on our behalf are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

I. The Proposal

On December 15, 2016, Edward S. Friedman, a shareholder of the Trust, submitted the following Proposal along with the related Supporting Statement, pursuant to Rule 14a-8, to the Trust for inclusion in the Trust's proxy statement and form of proxy for the Annual Meeting:

> RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to **take the steps necessary** to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption (emphasis added).

II. Applicable Law and Analysis

The Staff of the Commission (the "Staff") has viewed the phrase "take the steps necessary" to mean a shareholder proposal under Rule 14a-8 is precatory and non-binding.[1]

Maryland law and the Company's Declaration of Trust and Bylaws are clear that a non-binding precatory proposal is a proper subject for action by shareholders of the Trust.

First, Section 2-401(a) of the Maryland General Corporation Law (the "MGCL") provides that "[t]he business and affairs of a [Maryland] corporation shall be managed under the direction of a board of directors." Section 2-401(b) of the MGCL confers on the board "[a]ll powers of the corporation . . . except as conferred on or reserved to the stockholders by law . . . ." The Declaration of Trust also provides that the "business and affairs of the Trust shall be

[1] *See e.g., Adams Express Company,* SEC No-Action Letter (Jan. 26, 2011) (noting that, if the proposal in question were revised "to state that the Board should **take the steps necessary** to liquidate, merger, or convert the Fund," the 14a-8 proposal would not be excludable under Rule 14a-8(i)(2)(emphasis added)). *See also France Growth Fund,* SEC No-Action Letter *(Apr. 6, 2001);* Staff Legal Bulletin No. 14D (Nov. 7, 2008) (stating that if a shareholder proposal "recommends, requests, or requires that the board of directors amend the company's charter" but applicable state law requires shareholder approval of such an amendment, the Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the charter" and that there would be no basis for excluding the revised proposal). We have relied upon the Staff's view that a proposal with the "take the steps necessary" formulation is precatory as a basis for this opinion.

managed under the direction of the Board of Trustees."[2] Thus, it is the board of directors that is charged with directing the management of the business and affairs of a corporation.[3] Courts interpreting Maryland law have acknowledged that the adoption by the shareholders of a precatory proposal, which imposes no legal obligation on the board of directors/trustees, is not inconsistent with the Declaration of Trust's and the MGCL Section 2-401(a)'s delegation of power, quoted above, to the board to oversee the management of the company's business and affairs.[4]

In this regard, the United States District Court for the District of Maryland, in a case involving a Maryland corporation, held that "there is no reason to believe that a Maryland corporation's directors, even [when] faced with a request from a majority shareholder, must always accede to that request."[5] Moreover, the Court of Appeals of Maryland has stated: "As a general rule, the stockholders cannot . . . control the directors in the exercise of the judgment vested in them by virtue of their office."[6] "The reasoning of these cases is relevant in the context of shareholder proposals under SEC Rule 14a-8"[7] as proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Because the Board of Trustees of the Trust (the "Board of Trustees") is not bound by the adoption of a precatory proposal, the submission of such a proposal to a vote of shareholders does not infringe on the responsibilities of the Board of Trustees.

Second, the Declaration of Trust contemplates that a proposal validly submitted under Rule 14a-8 is a matter that shareholders are entitled to vote upon.[8] Article VIII, Section 2 of the Declaration of Trust provides as follows:

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[2] Declaration of Trust, Article V, Section 1.

[3] We believe that a Maryland court would generally look, by analogy, to the MGCL and to case law involving Maryland corporations for guidance when a matter is not specifically addressed by the Maryland REIT Law. *See* JAMES J. HANKS, JR., MARYLAND CORPORATION LAW §17.2 at note 13a. (Wolters Kluwer Supp. 2016).

[4] *Martin Marietta Corp. v. Bendix Corp.*, 549 F. Supp. 623, 633 n.5 (D. Md. 1982). *See also*, *Paramount Communications, Inc. v. Time Inc.*, C.A. No. 10866 (Del. Ch. July 14, 1989), slip op. at 89, aff'd, 571 A.2d 1140, 1154 (Del. 1989) (holding that the "corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."); *Stender v. Archstone-Smith Operating Trust*, No. 07-CV-02503-WJM-MJW, 2014 U.S. Dist. LEXIS 146242 (D. Colo. Oct. 14, 2014); *Whitestone REIT v. Hartman*, 2007 WL 3145436 (5th Cir. Oct. 26, 2007); *First American v. Shivers*, 97 Md. App. 405, 416, 629 A.2d 1334, 1340 (1993).

[5] *Martin Marietta Corp.*, 549 F. Supp. at 633 n.5.

[6] *Warren v. Fitzgerald*, 189 Md. 476, 489, 56 A.2d 827, 833 (1948) (quoting *People ex rel. Manice v. Powell*, 201 N.Y. 194, 201, 94 N.E. 634, 637 (1911)).

[7] HANKS, supra note 3 at §6.6[b]; Exchange Act Rule 14a-8(i)(1).

[8] The Trust, which was formed on August 14, 1997 as a Maryland real estate investment trust, is governed by the Maryland REIT Law, the Declaration of Trust and the Bylaws. Section 8-101(c) of the Maryland REIT Law defines a real estate investment trust as "an unincorporated business trust or association formed under this title in which property is acquired, held, managed, administered, controlled, invested or disposed of for the benefit and profit of

> Voting Rights. Subject to the provisions of any class or series of Shares then outstanding, the shareholders shall be entitled to vote only on the following matters: (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) **such other matters with respect to which a vote of the shareholders is required by applicable law** (emphasis added) or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. **Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees** (emphasis added).

By its plain meaning, the provision of the Declaration of Trust providing that shareholders are entitled to vote on "such other matters with respect to which a vote of the shareholders is required by applicable law" covers, for example, non-state law matters such as a vote required by the Federal securities laws or by the listing standards of a national securities exchange upon which the Trust's shares are listed.[9] Provided that a shareholder meets the eligibility and procedural requirements of Rule 14a-8, an otherwise valid proposal submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote under the express provisions of the Declaration of Trust. In addition, the Declaration of Trust contemplates that matters other than the six enumerated items in Article VIII, Section 2 may also be submitted to the shareholders, albeit that any such matter approved by the shareholders of the Trust would not be binding on the Board of Trustees.

Third, the advance notice provisions of the Bylaws expressly contemplate submission of Rule 14a-8 proposals outside of the advance notice procedures in the Bylaws. Article III, Section 305(b)(ix) of the Bylaws, which relates to advance notice required for

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any person who may become a shareholder." Real estate investment trusts formed under the Maryland REIT Law are distinguished from common-law and other trusts in that they are structured, are governed and operate in substantially the same manner as corporations. The Maryland REIT Law contains, either in the statute itself or by cross-reference to the MGCL, all of the fundamental provisions of a general state corporation statute. *See* JAMES J. HANKS, JR., FEDERALLY TAX-QUALIFIED REAL ESTATE INVESTMENT TRUSTS FORMED UNDER MARYLAND LAW (Nov. 24, 2015).

[9] Declaration of Trust, Article VIII, Section 2.

shareholders to nominate trustees or submit other proposals for consideration at a meeting of shareholders, provides that "[n]othing in this Section 305 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act." In other words, the Trust in the Bylaws acknowledges that any proposal submitted in accordance with Federal securities laws preempts state law and, accordingly, any limitation in the Trust's organizational documents with respect to shareholder proposals. This is consistent with the Staff's long-held position that shareholder proposals that are properly submitted in accordance with Rule 14a-8 may not be prohibited by a company's organizational documents.[10]

III. Opinion

Based upon the foregoing analysis and reasoning and subject to the limitations, assumptions and qualifications set forth herein, it is our opinion that, given the precatory nature of the Proposal, the Proposal is a proper subject for action by shareholders of the Trust under Maryland law.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion presented in this letter is solely for your use in connection with the Proposal and, accordingly, may not be relied upon, quoted in any manner to, or delivered to any other person or entity without, in each instance, our prior written consent. However, we consent to inclusion of this opinion with a reply letter delivered by you to the Staff requesting that the Staff deny the Trust's no-action relief request with regard to the Trust's view that it may exclude the Proposal from the Trust's proxy materials for the Annual Meeting.

Very truly yours,

Venable LLP

[10] *See Dollar Tree Stores, Inc.*, SEC No-Action Letter (March 7, 2008). *See also Cleco Corporation*, SEC No-Action Letter (January 29, 2010).

Edward S. Friedman

FISMA & OMB Memorandum M-07-16

February 2, 2017

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: RAIT Financial Trust
Shareholder Proposal of Edward S. Friedman

Dear Ladies and Gentlemen,

This letter responds to the letter dated January 24, 2017 (the "RAIT Letter") submitted on behalf of RAIT Financial Trust ("RAIT" or the "Company") by which RAIT indicated its intent to omit from its 2017 proxy materials the shareholder proposal that I submitted on December 15, 2016 (the "Proposal").[1] My Proposal requests that RAIT's Board of Trustees (the "Board") "take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption."

RAIT identifies five purported bases for excluding the Proposal under Rule 14a-8,[2] none of which—either individually or collectively—satisfies RAIT's burden to exclude the Proposal from its 2017 proxy materials.

First, RAIT has failed to show that that Proposal violates Rule 14a-8(c). The Proposal is composed of, at most, two elements: (1) taking the steps necessary to externalize management, and (2) reporting to shareholders about those steps. These two elements are plainly related (even contingent) and thus form the basis of a single proposal with a well-defined, unifying concept. RAIT does not contend otherwise. Rather, RAIT contends that language contained under the heading, "Mr. Friedman's Supporting Statement" (the "Supporting Statement"), where I

[1] In accordance with SEC Rule 14a-8(k) and Staff Legal Bulletin No. 14D, this letter is being provided concurrently to Keith E. Gottfried, Esq., as counsel to RAIT.

[2] Specifically, RAIT argues that the Proposal should be excluded because (1) it constitutes multiple proposals in violation of Rule 14a-8(c); (2) it is not a proper subject for action by shareholders under Maryland law and therefore violates Rule 14a-8(i)(1); (3) implementing it would require RAIT to violate Maryland law in violation of Rule 14a-8(i)(2); (4) RAIT lacks the power or authority to implement it in violation of Rule 14a-8(i)(6); and (5) it violates Rule 14a-8(i)(3) in that it is so impermissibly vague and indefinite as to be inherently misleading. This letter responds to these points in order, though it addresses the various Maryland law points (2-5) under a single heading.

expressed my belief that "the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of the shareholders," constitutes a second, unrelated proposal to the Board. RAIT's reliance on that language is misplaced. Even assuming that language in the Supporting Statement could be considered to be part of the Proposal—and RAIT cites no authority to support such a proposition—the language cited by RAIT identifies the process for retaining an external advisor, which relates to the same theme as the elements contained in the Proposal itself: the externalization of management. Further, the language cited amounts to nothing more than a request that the Board comply with its fiduciary duty of care under Maryland law, which the Board should do in any event. *See* Maryland Corporations and Associations § 2-405.1(c) (2016).

Second, and as discussed more fully in the opinion offered by Venable LLP attached as Exhibit A hereto (the "Venable Opinion"), the Proposal should not be excluded under Rule 14a-8(i)(1), (2), or (6) because the Proposal is the proper subject for action by shareholders under Maryland law, implementing the Proposal would not cause RAIT to violate Maryland law, and RAIT does not lack the power or authority to implement the Proposal. As a threshold matter, the Proposal is precatory (and not mandatory as RAIT contends) because it asks the Board to "take the steps necessary" to externalize management, and the Staff of the Securities and Exchange Commission ("the Staff") has consistently interpreted such language to be precatory in nature. Maryland law and the Company's Declaration of Trust and Bylaws are clear that a non-binding, precatory proposal is a proper subject for action by shareholders of the Trust, and RAIT's arguments to the contrary are unavailing. Thus, RAIT has not carried its burden regarding any of its asserted grounds for exclusion (II-V) based on Maryland law.

And ***third***, the Proposal is not so impermissibly vague and indefinite as to be inherently misleading. The Proposal presents a straightforward, unified concept that contains, at most, two related steps, which RAIT has no difficulty understanding. Indeed, the RAIT Letter outlines in detail a number of the "necessary steps" it believes the Board would need to take to implement the Proposal, which nullifies RAIT's speculation about possible shareholder confusion. RAIT also complains that the Proposal fails to include various details: a litany of "key terms" of the contemplated advisory agreement, as well as excerpts from letters by NexPoint and Highland. But RAIT does not explain how I could have included all these details while still complying with the 500-word limit under Rule 14a-8(d), nor does RAIT cite any authority supporting its contention that the absence of such detail renders a proposal impermissibly vague.

For these reasons, the Staff should decline to concur with RAIT's intention to omit the Proposal from RAIT's 2017 proxy materials.

I. THE PROPOSAL COMPLIES WITH RULE 14A-8(C).

A. There Is Only One Proposal With A Single, Well-Defined, Unifying Concept.

SEC Rule 14a-8(c) provides that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." 17 C.F.R. § 240.14a-8(c) (2010). The Staff has interpreted the "one-proposal" limitation to apply to proponents who submit multiple proposals as separate submissions, as well as to proponents who submit multiple proposals as elements or components of a single submission, which is how RAIT has characterized the Proposal here.[3] In determining whether a single submission with multiple elements constitutes more than one proposal, the Staff considers whether the elements of the proposal are closely related and essential to a single, well-defined, unifying concept.[4]

In this case, the single, well-defined, unifying concept of the Proposal is the externalization of RAIT's management. Specifically, the Proposal would direct the Board to "take the steps necessary to externalize management by entering into an advisory agreement with an external advisor, which may be [NexPoint] … and to update shareholders on the externalization process within 60 days of the resolution's adoption." While this arguably includes two elements or components— (1) taking the steps necessary to externalize management, and (2) reporting to the shareholders within 60 days after adopting the resolution— those two features are closely related and essential to the single, well-defined, unifying concept: the externalization of management. Indeed, RAIT concedes this point, as it does not even argue that the Proposal itself violates Rule 14a-8(c).[5] RAIT Letter at 7-12.

B. Language Lifted From the Supporting Statement Does Not Constitute a Separate Proposal.

Rather than point to language in the Proposal itself, the RAIT Letter argues that language contained in the Supporting Statement constitutes "an additional mandate" to the RAIT Board. RAIT Letter at 2. Specifically, RAIT points to the following statement:

> … the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders.

RAIT Letter at 2.

RAIT's contention is misplaced. ***First***, RAIT cites no precedent from the Staff (or elsewhere) that language appearing in a supporting statement may be considered for purposes of

[3] I submitted this proposal to RAIT on December 15, 2016, four days in advance of the deadline for receiving shareholder proposals to be included in the 2017 proxy materials. *See* RAIT Letter at 4-5. By letter dated December 29, 2016, I responded to RAIT's notice of purported deficiencies, including by providing verification that I have continually owned "the requisite number of securities for the one-year period preceding, and including, the date of the Proposal." *See* RAIT Letter at 6. At that time, I declined to withdraw the Proposal on the grounds that it constitutes more than one proposal because it does not. *See* RAIT Letter at 6.

[4] *See* SEC Release No. 34-12999 (Nov. 22, 1976); *Netflix, Inc.*, SEC No-Action Letter (Feb. 29, 2016) (providing that when multiple elements are linked by a single, well-defined, unifying concept there is no basis for exclusion, where the proposal requested that the board (1) take the necessary steps to enact a new voting standard in the company's charter and bylaws and (2) spend up to $10,000 on proxy solicitors in order to receive the required vote).

[5] The Staff routinely refuses to agree that a proposal that contains multiple elements related to a single unifying concept may be excluded under Rule 14a-8(c). *See, e.g., General Electric Co.*, SEC No-Action Letter (Jan. 24, 2001) (Staff unable to concur that a proposal that the board implement a requirement that a majority of the directors be independent, appoint a committee to implement the independence requirement, and submit any future action related to the independence requirement or the implementation to shareholders violated the one-proposal rule).

the "one-proposal" rule. Indeed, all of the precedent cited by RAIT involved instances in which the Staff found support for concluding that there were multiple proposals ***based only on language within the proposal itself***. *See* RAIT Letter at 2, 7-12 (providing no support for the assertion that a supporting statement can provide the basis for multiple proposals and citing numerous no-action letters, none of which found a violation of Rule 14a-8(c) based on statements made in the supporting statement).[6]

It is no surprise that RAIT's position is unsupported by precedent. The Supporting Statement provides the background, data, explanation, and reasoning behind the Proposal and its implementation; unlike the Proposal, the Supporting Statement would not be officially adopted by the shareholders as a result of the shareholders' vote. Further, the extension of Rule 14a-8(c) advocated by RAIT is illogical. If supporting statements, which are not adopted by the shareholders, are nevertheless deemed to fall within the scope of Rule 14a-8(c), any statement of background, data, explanation, or reasoning could justify a finding of multiple proposals; as a result, ***any*** type of supporting statement could invalidate a proposal.

Second, RAIT selectively quotes the Supporting Statement by omitting the first portion of the relevant sentence, which begins "Mr. Friedman believes the Board…" When that language is included, it becomes even more clear that the statement relied on by RAIT is not part of the Proposal, but is instead a statement of my own belief concerning the process to be undertaken by the Board in implementing the Proposal.

Third, even if the language in the Supporting Statement were part of the Proposal—and it is not—it would nevertheless constitute part of a single proposal because it is bound to the Proposal itself by a single, unifying concept: the externalization of management. That the statement discusses a process for implementing the externalization of management does not render it a separate proposal, as the Staff has long recognized. *See Todd Shipyards Corp.*, SEC No-Action Letter (Aug. 13, 1992) ("Finally, the Division does not concur in your position that the submission constitutes more than one proposal. . . . The submission relates to only one proposal, a request to sell or merge the Company, and suggested procedures for implementing this proposal.").

And ***fourth***, even if my statement of belief could somehow be interpreted as a proposal to the Board, such a proposal would in reality be nothing more than a restatement of the Board's fiduciary duty of care under Maryland law. *See See* Maryland Corporations and Associations § 2-405.1(c) (2016) ("A director of a corporation shall act: (1) In good faith; (2) In a manner the director reasonably believes to be in the best interests of the corporation; and (3) With the care that an ordinarily prudent person in a like position would use under similar circumstances.").

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[6] The RAIT Letter cites the following cases, none of which supports its contention that a statement in the Supporting Statement can constitute a separate proposal for purposes of Rule 14a-8(c): *Textron, Inc.*, SEC No-Action Letter (Mar. 7, 2012); *Eaton Corp.*, SEC No-Action Letter (Feb. 20, 2012); *Streamline Health Solutions, Inc.*, SEC No-Action Letter (Mar. 23, 2010); *PG&E Corp.*, SEC No-Action Letter (Mar. 11, 2010); *Parker-Hannifin Corp.*, SEC No-Action Letter (Sept. 4, 2009); *Duke Energy Corp.*, SEC No-Action Letter (Feb. 27, 2009); *Torotel, Inc.*, SEC No-Action Letter (Nov. 1, 2006); *General Motors Corp.*, SEC No-Action Letter (Apr. 7, 2007); *Bob Evans Farms, Inc.*, SEC No-Action Letter (May 31, 2001); *IGEN International, Inc.*, SEC No-Action Letter (July 3, 2000).

II. THE PROPOSAL DOES NOT RUN AFOUL OF MARYLAND LAW.

RAIT also has failed to carry its burden to establish that the Proposal violates Rule 14a-8(i)(1), on the theory that the Proposal is not a proper subject for action by shareholders under Maryland law; Rule 14a-8(i)(2), on the theory that implementing the Proposal would cause RAIT to violate Maryland law; or Rule 14a-8(i)(6), on the theory that RAIT lacks the power to implement the Proposal. Maryland law supports none of these theories. To support this position, I offer the opinion from Venable LLP, which is attached in its entirety as Exhibit A hereto (the "Venable Opinion"). Certain portions of the Venable Opinion are highlighted below.

A. The Proposal Does Not Violate Rule 14a-8(i)(1).

Section II of the RAIT Letter contends that the Proposal, if adopted, "would improperly and unlawfully interfere with the exclusive authority of the Board under Maryland law to manage the Company's business and affairs, including determining the management structure to be adopted by the Company and whether it is in the best interests of the Company's shareholders for the Company to be internally-managed or externally-managed." RAIT Letter at 12. The fundamental premise of RAIT's argument in this regard is that, by using the word "direct," the Proposal "is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board." RAIT Letter at 12. However, the Proposal's language is in fact precatory, and therefore, RAIT's argument is misplaced.

The Proposal directs the Board "***to take the steps necessary*** to externalize management." In the context of shareholder proposals, the Staff has interpreted this language regarding "taking the steps necessary" to mean that a proposal is precatory and non-binding for purposes of Rule 14a-8. *See, e.g.,* Staff Legal Bulletin No. 14D (Nov. 7, 2008) (stating that if a shareholder proposal "recommends, requests, or requires that the board of directors amend the company's charter" but applicable state law requires shareholder approval of such an amendment, the Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the company's charter" and if revised, that there would be no basis for excluding the revised proposal); *The Adams Express Co*., SEC No-Action Letter (Jan. 26, 2011) (noting that, if the proposal in question were revised "to state that the Board should take the steps necessary to liquidate, merge, or convert the Fund," the Rule 14a-8 proposal would not be excludable under Rule 14a-8(i)(2)). As discussed in the Venable Opinion, under Maryland law, the adoption by shareholders of a precatory, non-binding proposal is not inconsistent with the delegation of power, by both the Declaration of Trust and Maryland law, to the board to oversee the management of the company's business and affairs. *See* Venable Opinion at 3 & n.4.

The precedent cited by RAIT is factually distinguishable. ***First***, none of the shareholder proposals in the precedent cited by RAIT involving a Staff decision under Rule 14a-8(a)(i)(1) used the "take the steps necessary" language included in the Proposal here. RAIT Letter at 17 (citing *Celgene Corp.,* SEC No-Action Letter (Mar. 27, 2013); *NextEra Energy, Inc.*, SEC No-Action Letter (Feb. 24, 2016); *The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 7, 2013); *IEC Electronics Corp.*, SEC No-Action Letter (Oct. 31, 2012); *Bank of America Corp.*, SEC No-Action Letter (Feb. 16, 2011); *MGM Mirage*, SEC No-Action Letter (Feb. 6, 2008); *Cisco Systems, Inc.,* SEC No-Action Letter (July 29, 2005); *Constellation Energy Group, Inc.*, SEC No-Action Letter (Mar. 2, 2004)).

Second, in each of the above no-action letters, the SEC notes that "[i]t appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors." *Celgene Corp.*, SEC No-Action Letter (Mar. 27, 2013); *NextEra Energy, Inc.*, SEC No-Action Letter (Feb. 24, 2016); *The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 7, 2013); *IEC Electronics Corp.*, SEC No-Action Letter (Oct. 31, 2012); *Bank of America Corp.*, SEC No-Action Letter (Feb. 16, 2011); *MGM Mirage*, SEC No-Action Letter (Feb. 6, 2008); *Cisco Systems, Inc.*, SEC No-Action Letter (July 29, 2005); *Constellation Energy Group, Inc.*, SEC No-Action Letter (Mar. 2, 2004).[7] In short, because the Proposal here already contains the precatory language that would have cured the proposals in the precedent cited by RAIT, none of that precedent is on point here.

And ***third***, RAIT improperly relies upon two no-action letters in which the Staff did not even address Rule 14a-8(i)(1). First, RAIT cites the no-action letter issued in the *General Electric Company* matter on January 25, 2012. Though RAIT claims that the Staff concurred that the company could exclude a proposal under Rule 14a-8(i)(1), the Staff letter only addresses the company's argument under Rule 14a-8(i)(7) and states that, "[i]n reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies." *General Electric Co.*, SEC No-Action Letter (Jan. 25, 2012). Second, RAIT cites *Ford Motor Co.*, SEC No-Action Letter (Mar. 19, 2001), in which the Staff letter only addressed the company's argument under Rule 14a-8(i)(2), without addressing the other proposed bases for exclusion.

In addition, and as discussed in the Venable Opinion, RAIT's Declaration of Trust contemplates that a proposal validly submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote. Article VIII, Section 2 provides that shareholders are entitled to vote on "such other matters with respect to which a vote of the shareholders is required by applicable law," Declaration of Trust, Article VIII, Section 2, which would include non-state law matters, such as a vote required by the federal securities laws or by the listing standards of a national securities exchange where the Trust's shares are listed. Provided that a shareholder meets the eligibility and procedural requirements of Rule 14a-8, an otherwise valid proposal submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote under the express provisions of the Declaration of Trust.

Finally, and as discussed in the Venable Opinion, RAIT's Bylaws expressly contemplate submission of Rule 14a-8 proposals outside of the advance notice procedures in the Bylaws. Article III, Section 305(b)(ix) of the Bylaws, which relates to advance notice required for shareholders to nominate trustees or submit other proposals for consideration at a meeting of shareholders, provides that "[n]othing in this Section 305 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act." In other words, in its Bylaws, RAIT acknowledges that any proposal submitted in accordance with federal securities laws preempts both state law and any limitation in RAIT's organizational documents with respect to shareholder proposals. This is consistent with the Staff's long-held position that shareholder

[7] Should the Staff conclude that the Proposal is not precatory in nature, I am amenable to changing the word "direct" in the Proposal to "ask," "recommend," or "request."

proposals that are properly submitted in accordance with Rule 14a-8 may not be prohibited by a company's organizational documents. *See* Venable Opinion at 5 & n.10.

B. The Proposal Does Not Violate Rule 14a-8(i)(2) or Rule 14a-8(i)(6).

Equally unavailing is RAIT's contention that the Proposal violates Rule 14a-8(i)(2) because implementing it would require RAIT to violate Maryland law, or Rule 14a-8(i)(6) because RAIT lacks the power under Maryland law to implement the Proposal. Once again, RAIT's arguments rely in substantial part on its erroneous contention that the Proposal is mandatory in nature and, if approved, would "require [RAIT] to enter into an advisory agreement with an external advisor irrespective of whether the Board determined that such action was in the best interests of" RAIT's shareholders. RAIT Letter at 18. This argument fails for several reasons.

As discussed above, the Proposal is precatory under Maryland law. As a result, it does not interfere with or otherwise erode the Board's authority to manage the business, or impede the exercise of their valid business judgment and/or fiduciary duties. And RAIT has cited no precedent or authority to support its position that a precatory proposal, like the one here, would interfere with the Board's authority. Indeed, the precedent cited by RAIT is wholly distinguishable. None of the no-action letters cited by RAIT concerned allegations that the violations of law involved the usurpation of a board's power by shareholders. In fact, the violations of law discussed in the no-action letters RAIT cites bear no resemblance to the purported violation RAIT alleges here. *See, e.g.*, *The Goldman Sachs Group, Inc.*, SEC No-Action Letter (Feb. 1, 2016) (alleged violation of law was that Delaware does not permit individuals who are not members of the Board to be members of Board Committees); *Sigma Designs, Inc.*, SEC No-Action Letter (June 9, 2015) (alleged violation of law was that a California corporation cannot adopt majority voting without first eliminating cumulative voting and affirmative vote must meet quorum requirements); *Dominion Resources, Inc.*, SEC No-Action Letter (Jan. 14, 2015) (alleged violation of law was that the request would require the board to appoint a director, and under Virginia law, that power is reserved for the shareholders); *Abbott Laboratories*, SEC No-Action Letter (Feb. 1, 2013) (alleged violation of law related to shareholder and director voting standards); *Schering-Plough Corp.*, SEC No-Action Letter (Mar. 27, 2008) (alleged violation of law was that an amendment to the certificate of incorporation could not be made by the Board unilaterally).

Nor should the Proposal be excluded under Rule 14a-8(i)(6) on the ground that the Company supposedly lacks the power to implement the Proposal. Because the Proposal is precatory and non-binding, the Proposal does not require the Board to blindly implement the proposed steps. Indeed, the portion of the Supporting Statement cited by RAIT as grounds for excluding the Proposal seeks only to have the Board to comply with its fiduciary duties. Further, the Staff has routinely declined to exclude proposals where a shareholder used the "steps necessary" language. *See, e.g.*, *FirstEnergy Corp.*, SEC No-Action Letter (Mar. 13, 2012); *NiSource Inc.*, SEC No-Action Letter (Mar. 5, 2009); *Kraft Foods Inc.*, SEC No-Action Letter (Mar. 3, 2009); *MeadWestvaco Corp.*, SEC No-Action Letter (Feb. 23, 2009); *The Boeing Company*, SEC No-Action Letter (Feb. 18, 2009); *Verizon Communications Inc.*, SEC No-Action Letter (Feb. 2, 2009).

III. THE PROPOSAL IS NOT VAGUE & AMBIGUOUS.

Finally, there is no merit to RAIT's four-page attempt to manufacture vagueness or ambiguity in the Proposal. *See* RAIT Letter at 23-26. RAIT invokes Rule 14a-8(i)(3), which, the Staff has explained, provides for exclusion "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). RAIT offers three principal arguments in support of this point, but none comes close to carrying RAIT's burden to establish exclusion of the Proposal on this basis.

First, RAIT reiterates its argument that the Proposal actually constitutes multiple, "even contradictory" proposals, which, RAIT contends, will leave shareholders hopelessly bewildered. RAIT Letter at 23-24. But as discussed above, the language of the Proposal presents a straightforward, unified concept that contains, at most, two related steps: (1) taking the steps necessary to externalize management, and (2) reporting to the shareholders within 60 days after adopting the resolution. And RAIT plainly has no difficulty understanding that concept. In Part II of its letter, RAIT identifies various issues that it believes the Board would need to consider and various determinations it believes the Board would need to make to implement the Proposal. RAIT Letter at 14-15. It also discusses various issues and terms that, in RAIT's view, an advisory agreement should address or contain. RAIT Letter at 14-15. So, RAIT's obvious lack of confusion in lodging these detailed criticisms of the Proposal belies—and thus cannot be reconciled with—its contention that shareholders would be so confused that they could not "determine with any reasonable certainty exactly what actions or measures the proposal requires."

RAIT invokes the Supporting Statement as the basis for the purported vagueness, again insisting, without citation to any authority, that the Supporting Statement contains a separate proposal. As discussed above, RAIT's manufacturing of a nonexistent "second proposal" in the Supporting Statement is improper and wholly unsupported by precedent. RAIT's attempt to use this same manufactured "second proposal" as the basis for its vagueness argument likewise fails.

Further, none of the authorities RAIT cites supports its contention that the Proposal is indefinite and vague. For instance, RAIT cites *Occidental Petroleum Corp.,* SEC No-Action Letter (Feb. 11, 1991), in which a shareholder proposed the following resolution:

> I WOULD LIKE TO MAKE THIS PROPOSAL TO SHAREHOLDERS OF ABOVE SAID COMPANY THAT SHAREHOLDERS HAVE THE RIGHT TO VOTE ON PRESENT AS WELL AS FUTURE SHARES THAT ARE ISSUED AND OUTSTANDING IN REGARD TO "BUY BACK OF SHARES". INSTEAD THESE MONIES SHOULD BE USED FOR DIVIDENDS TO THE SHAREHOLDERS.
>
> ALSO, THAT THE BOARD OF DIRECTORS HAVE THEIR VOTES INCLUDED IN THIS PROPOSAL INSTEAD OF THEIR

> HAVING THE AUTHORITY TO APPROVE THESE "BUY BACKS".

Occidental Petroleum argued that the shareholder proposal was "virtually incoherent" and was therefore impermissibly vague. The Staff agreed, noting that it was unclear "exactly what action any shareholders voting for the proposal would expect [Occidental Petroleum] to take" and "what action [it] would be required to take if the proposal were adopted." But unlike the "virtually incoherent" and unintelligible proposal in *Occidental Petroleum*, the Proposal here unambiguously sets forth the actions the Proposal requires if adopted. Again, there is no confusion or ambiguity as to those steps.

RAIT's remaining authorities are equally unavailing. They include, for example, no-action letters involving sweeping, generalized proposals that bear no resemblance to the Proposal here. *See, e.g.*, *Cisco Systems, Inc.*, SEC No-Action Letter (Oct. 7, 2016) (finding some basis for the view that a proposal was vague and indefinite where the proposal stated "[t]he board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action"); *Microsoft Corp.*, SEC No-Action Letter (Oct. 7, 2016) (same); *Walgreens Boots Alliance, Inc.*, SEC No-Action Letter (Oct. 7, 2016) (finding some basis for the view that a proposal was vague and indefinite where the proposal stated "[b]efore the board takes any action whose primary purpose is to prevent the effectiveness of shareholder vote, it shall make a determination as to whether there is a compelling justification for such action"); *Alaska Air Group, Inc.*, SEC No-Action Letter (Mar. 10, 2016) (finding some basis for the view that a proposal was vague and indefinite where the proposal required that "our board in 2016 amend our bylaws and any other appropriate governing documents to require that the management of our company shall strictly honor shareholders rights to disclosure identification and contract information to the fullest extent possible by technology"). RAIT offers no discussion of these citations and fails to explain why they are relevant to the Proposal at issue here.

Second, RAIT complains that the Proposal fails to identify various "key terms" of the contemplated advisory agreement. *See* RAIT Letter at 24-25 (faulting the Proposal for not identifying, among other things, the agreement's duration, compensation for the external advisor, or "the maximum amount of expenses that the external advisor would be allowed to incur on behalf of the Company"). But RAIT does not explain how this litany of details could have been included without violating the 500-word limit under Rule 14a-8(d). Nor does RAIT cite any authority holding that the absence of such detail renders a proposal impermissibly vague. And under RAIT's argument, no proposal that a board enter into any agreement of any kind could ever pass muster under Rule 14a-8(i)(3) because no proposal could contain that granular level of detail and still remain within the 500-word limit. As contemplated by the Proposal, these details would be among "the steps necessary" to externalize management.

Third, RAIT faults the Proposal for not including with its "four corners" excerpts or other details from the referenced letters by NexPoint and Highland. RAIT Letter at 25-26. Again, RAIT does not explain how the Proposal could do so within 500 words nor does it cite authorities to support its argument. Notably, RAIT does not even assert that the absence of these details creates *any* vagueness or confusion, much less that their absence renders the proposal "so vague and indefinite" that the shareholders will be unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

In short, RAIT has failed to carry its burden to show that the Proposal is vague or misleading, in violation of Rule 14a-8(i)(3), and therefore, RAIT cannot exclude the Proposal on that basis.

IV. CONCLUSION

For the following reasons, the Proposal complies with SEC Rule 14a-8 and the Staff should not concur with RAIT's intention to exclude it from RAIT's 2017 proxy materials. The Staff should permit RAIT's shareholders to consider and vote upon the Proposal.

Sincerely,

Edward S. Friedman

Edward S. Friedman

Exhibit A

VENABLE® LLP

750 E. PRATT STREET SUITE 900 BALTIMORE, MD 21202
T 410.244.7400 F 410.244.7742 www.Venable.com

February 2, 2017

Edward S. Friedman

FISMA & OMB Memorandum M-07-16

Re: RAIT Financial Trust – Shareholder Proposal of Edward S. Friedman

Dear Mr. Friedman:

We have served as Maryland counsel to Edward S. Friedman in connection with certain matters of Maryland law arising out of the shareholder proposal (the "Proposal") submitted by Mr. Friedman pursuant to Rule 14a-8 ("Rule 14a-8") of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the related Supporting Statement (the "Supporting Statement") for inclusion in the proxy statement and form of proxy of RAIT Financial Trust, a Maryland real estate investment trust (the "Trust"), for the 2017 Annual Meeting of Shareholders of the Trust (the "Annual Meeting").

We have been asked to consider whether the Proposal pursuant to Rule 14a-8 is a proper subject for action by shareholders of the Trust under Maryland law.

In connection with our representation of Mr. Friedman, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (collectively, the "Documents"):

1. The Declaration of Trust of the Trust (the "Declaration of Trust"), certified by the State Department of Assessments and Taxation of Maryland;

2. The Amended and Restated Bylaws of the Trust (the "Bylaws"), in the form filed with the Securities and Exchange Commission (the "Commission") on November 17, 2016 as Exhibit 3.1 to the Trust's Current Report on Form 8-K (File No. 001-14760);

3. The Proposal and Supporting Statement; and

4. Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following: All Documents submitted to us as certified or photostatic copies conform to the original documents. All public records reviewed or relied upon by us or on our behalf are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

I. The Proposal

On December 15, 2016, Edward S. Friedman, a shareholder of the Trust, submitted the following Proposal along with the related Supporting Statement, pursuant to Rule 14a-8, to the Trust for inclusion in the Trust's proxy statement and form of proxy for the Annual Meeting:

> RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to **take the steps necessary** to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption (emphasis added).

II. Applicable Law and Analysis

The Staff of the Commission (the "Staff") has viewed the phrase "take the steps necessary" to mean a shareholder proposal under Rule 14a-8 is precatory and non-binding.[1]

Maryland law and the Company's Declaration of Trust and Bylaws are clear that a non-binding precatory proposal is a proper subject for action by shareholders of the Trust.

First, Section 2-401(a) of the Maryland General Corporation Law (the "MGCL") provides that "[t]he business and affairs of a [Maryland] corporation shall be managed under the direction of a board of directors." Section 2-401(b) of the MGCL confers on the board "[a]ll powers of the corporation . . . except as conferred on or reserved to the stockholders by law . . . ." The Declaration of Trust also provides that the "business and affairs of the Trust shall be

[1] *See e.g., Adams Express Company,* SEC No-Action Letter (Jan. 26, 2011) (noting that, if the proposal in question were revised "to state that the Board should **take the steps necessary** to liquidate, merger, or convert the Fund," the 14a-8 proposal would not be excludable under Rule 14a-8(i)(2)(emphasis added)). *See also France Growth Fund,* SEC No-Action Letter *(Apr. 6, 2001);* Staff Legal Bulletin No. 14D (Nov. 7, 2008) (stating that if a shareholder proposal "recommends, requests, or requires that the board of directors amend the company's charter" but applicable state law requires shareholder approval of such an amendment, the Staff "may permit the proponent to revise the proposal to provide that the board of directors 'take the steps necessary' to amend the charter" and that there would be no basis for excluding the revised proposal). We have relied upon the Staff's view that a proposal with the "take the steps necessary" formulation is precatory as a basis for this opinion.

managed under the direction of the Board of Trustees."[2] Thus, it is the board of directors that is charged with directing the management of the business and affairs of a corporation.[3] Courts interpreting Maryland law have acknowledged that the adoption by the shareholders of a precatory proposal, which imposes no legal obligation on the board of directors/trustees, is not inconsistent with the Declaration of Trust's and the MGCL Section 2-401(a)'s delegation of power, quoted above, to the board to oversee the management of the company's business and affairs.[4]

In this regard, the United States District Court for the District of Maryland, in a case involving a Maryland corporation, held that "there is no reason to believe that a Maryland corporation's directors, even [when] faced with a request from a majority shareholder, must always accede to that request."[5] Moreover, the Court of Appeals of Maryland has stated: "As a general rule, the stockholders cannot . . . control the directors in the exercise of the judgment vested in them by virtue of their office."[6] "The reasoning of these cases is relevant in the context of shareholder proposals under SEC Rule 14a-8"[7] as proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Because the Board of Trustees of the Trust (the "Board of Trustees") is not bound by the adoption of a precatory proposal, the submission of such a proposal to a vote of shareholders does not infringe on the responsibilities of the Board of Trustees.

Second, the Declaration of Trust contemplates that a proposal validly submitted under Rule 14a-8 is a matter that shareholders are entitled to vote upon.[8] Article VIII, Section 2 of the Declaration of Trust provides as follows:

---

[2] Declaration of Trust, Article V, Section 1.
[3] We believe that a Maryland court would generally look, by analogy, to the MGCL and to case law involving Maryland corporations for guidance when a matter is not specifically addressed by the Maryland REIT Law. *See* JAMES J. HANKS, JR., MARYLAND CORPORATION LAW §17.2 at note 13a. (Wolters Kluwer Supp. 2016).
[4] *Martin Marietta Corp. v. Bendix Corp.*, 549 F. Supp. 623, 633 n.5 (D. Md. 1982). *See also*, *Paramount Communications, Inc. v. Time Inc.*, C.A. No. 10866 (Del. Ch. July 14, 1989), slip op. at 89, aff'd, 571 A.2d 1140, 1154 (Del. 1989) (holding that the "corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."); *Stender v. Archstone-Smith Operating Trust*, No. 07-CV-02503-WJM-MJW, 2014 U.S. Dist. LEXIS 146242 (D. Colo. Oct. 14, 2014); *Whitestone REIT v. Hartman*, 2007 WL 3145436 (5th Cir. Oct. 26, 2007); *First American v. Shivers*, 97 Md. App. 405, 416, 629 A.2d 1334, 1340 (1993).
[5] *Martin Marietta Corp.*, 549 F. Supp. at 633 n.5.
[6] *Warren v. Fitzgerald*, 189 Md. 476, 489, 56 A.2d 827, 833 (1948) (quoting *People ex rel. Manice v. Powell*, 201 N.Y. 194, 201, 94 N.E. 634, 637 (1911)).
[7] HANKS, supra note 3 at §6.6[b]; Exchange Act Rule 14a-8(i)(1).
[8] The Trust, which was formed on August 14, 1997 as a Maryland real estate investment trust, is governed by the Maryland REIT Law, the Declaration of Trust and the Bylaws. Section 8-101(c) of the Maryland REIT Law defines a real estate investment trust as "an unincorporated business trust or association formed under this title in which property is acquired, held, managed, administered, controlled, invested or disposed of for the benefit and profit of

> Voting Rights. Subject to the provisions of any class or series of Shares then outstanding, the shareholders shall be entitled to vote only on the following matters: (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) **such other matters with respect to which a vote of the shareholders is required by applicable law** (emphasis added) or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. **Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees** (emphasis added).

By its plain meaning, the provision of the Declaration of Trust providing that shareholders are entitled to vote on "such other matters with respect to which a vote of the shareholders is required by applicable law" covers, for example, non-state law matters such as a vote required by the Federal securities laws or by the listing standards of a national securities exchange upon which the Trust's shares are listed.[9] Provided that a shareholder meets the eligibility and procedural requirements of Rule 14a-8, an otherwise valid proposal submitted under Rule 14a-8 is a matter upon which shareholders are entitled to vote under the express provisions of the Declaration of Trust. In addition, the Declaration of Trust contemplates that matters other than the six enumerated items in Article VIII, Section 2 may also be submitted to the shareholders, albeit that any such matter approved by the shareholders of the Trust would not be binding on the Board of Trustees.

Third, the advance notice provisions of the Bylaws expressly contemplate submission of Rule 14a-8 proposals outside of the advance notice procedures in the Bylaws. Article III, Section 305(b)(ix) of the Bylaws, which relates to advance notice required for

any person who may become a shareholder." Real estate investment trusts formed under the Maryland REIT Law are distinguished from common-law and other trusts in that they are structured, are governed and operate in substantially the same manner as corporations. The Maryland REIT Law contains, either in the statute itself or by cross-reference to the MGCL, all of the fundamental provisions of a general state corporation statute. *See* JAMES J. HANKS, JR., FEDERALLY TAX-QUALIFIED REAL ESTATE INVESTMENT TRUSTS FORMED UNDER MARYLAND LAW (Nov. 24, 2015).

[9] Declaration of Trust, Article VIII, Section 2.

shareholders to nominate trustees or submit other proposals for consideration at a meeting of shareholders, provides that "[n]othing in this Section 305 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act." In other words, the Trust in the Bylaws acknowledges that any proposal submitted in accordance with Federal securities laws preempts state law and, accordingly, any limitation in the Trust's organizational documents with respect to shareholder proposals. This is consistent with the Staff's long-held position that shareholder proposals that are properly submitted in accordance with Rule 14a-8 may not be prohibited by a company's organizational documents.[10]

III. Opinion

Based upon the foregoing analysis and reasoning and subject to the limitations, assumptions and qualifications set forth herein, it is our opinion that, given the precatory nature of the Proposal, the Proposal is a proper subject for action by shareholders of the Trust under Maryland law.

The foregoing opinion is limited to the substantive laws of the State of Maryland and we do not express any opinion herein concerning any other law. The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion presented in this letter is solely for your use in connection with the Proposal and, accordingly, may not be relied upon, quoted in any manner to, or delivered to any other person or entity without, in each instance, our prior written consent. However, we consent to inclusion of this opinion with a reply letter delivered by you to the Staff requesting that the Staff deny the Trust's no-action relief request with regard to the Trust's view that it may exclude the Proposal from the Trust's proxy materials for the Annual Meeting.

Very truly yours,

Venable LLP

[10] *See Dollar Tree Stores, Inc.*, SEC No-Action Letter (March 7, 2008). *See also Cleco Corporation*, SEC No-Action Letter (January 29, 2010).

Morgan Lewis

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried
Partner
+1.202.739.5947
keith.gottfried@morganlewis.com

January 24, 2017

VIA HAND DELIVERY AND E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *RAIT Financial Trust*
Shareholder Proposal of Edward S. Friedman

Ladies and Gentlemen:

This letter is to inform you that our client, RAIT Financial Trust, a Maryland real estate investment trust ("RAIT" or the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") received from Edward S. Friedman (the "Proponent") on December 15, 2016.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we have:

- transmitted this letter by electronic mail to the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") at shareholderproposals@sec.gov no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission which is currently anticipated to be on or about April 17, 2017; and
- concurrently sent copies of this letter, together with its attachments, to the Proponent at the e-mail address he has provided as notice of the Company's intent to exclude the Proposal and the Supporting Statement from the 2017 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D, Shareholder Proposals (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal includes the following proposed resolution for the Company's shareholders to vote upon:

> "*RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption.*"

In addition, in the Supporting Statement, the Proponent includes the additional mandate that "*the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders.*" As discussed below in Section I of the Analysis, the Company believes that this additional mandate constitutes an additional proposal in violation of Rule 14a-8(c).

A copy of the Proposal, the Supporting Statement, and the related correspondence between the Company and the Proponent, including the Company's Deficiency Notice (as defined below) and the Proponent's Remedial Notice (as defined below), are attached to this letter as Exhibit A.

BACKGROUND

I. The Company

The Company is an internally-managed and internally-advised Maryland real estate investment trust (a "REIT") organized under Title 8 (the "Maryland REIT Law" or the "MRL") of the Corporations and Associations Article (the "Md. Corp. & Assoc. Article") of the Annotated Code of Maryland. REITS are attractive to investors seeking income-producing investments because a REIT must distribute at least 90% of its taxable income each year in the form of dividends to its shareholders. In the past, the Company used its vertically integrated platform to originate commercial real estate loans, acquire commercial real estate properties and invest in, manage and service commercial real estate assets. The Company is in the process of transitioning its business to focus on its higher-margin lending business, which offers a comprehensive set of debt financing options to the commercial real estate industry. While the Company implements this transition to a simpler, more cost-efficient and lower leverage business model, it continues to own and manage a portfolio of commercial real estate properties and manage real estate assets for third parties which blends its higher-margin lending business with the stability and recurring income stream from owning and managing properties. The Company was formed in August 1997 and commenced operations in January 1998.

On November 10, 2016, NexPoint Real Estate Advisors, LP ("NexPoint"), an affiliate of Highland Capital Management, L.P. ("Highland Capital"), sent a letter to Mr. Michael J. Malter, the Chairman of the Board of Trustees of the Company (the "Board"). On November 10, 2016, Highland Capital publicly filed a copy of the letter with the Commission via EDGAR as Exhibit 99.1 to Amendment No. 1 to its Schedule 13D relating to the Company (the "13D Amendment No. 1"). In the 13D Amendment No. 1, Highland Capital publicly disclosed NexPoint's interest in engaging in discussions with the Company's management and Board regarding a proposed transaction to externalize the management of the Company that contemplates the Company entering into an advisory agreement with NexPoint to serve as the Company's external adviser. The proposed transaction contemplates converting the Company from an internally-managed REIT to an externally-managed REIT and would be expected to result in the Company eliminating most, if not all, of its current management and staff and purchasing the required executive, organizational and corporate accounting services from NexPoint, which would serve as the Company's external advisor for a management fee that would be negotiated. The proposal that Highland Capital publicly disclosed did not include a term sheet for the proposed transaction from which one could approximate what the proposed advisory agreement would look like, was not very specific on the terms that would be contained in any such proposed advisory agreement and left open numerous and important questions as to how such an externalization transaction would be implemented.

On November 11, 2016, the Company issued a press release commenting on Highland Capital's 13D Amendment No. 1, noting that the Company values constructive input from all shareholders on the Company's strategy, performance and plans for creating long-term shareholder value and that the Company is committed to acting in the best interests of all shareholders. The Company also discussed in its press release a number of the initiatives that were being taken to transition itself to a more focused and simpler business model, deleverage and generate enhanced returns for its shareholders, initiatives the Company indicated were already in the process of being executed well before Highland Capital's initial Schedule 13D filing on October 7, 2016. The press release noted that these initiatives included (i) the announcement of a transformative transaction to monetize the Company's interest in Independence Realty Advisors, LLC, the external advisor of Independence Realty Trust, Inc., which ultimately resulted in the Company receiving aggregate proceeds of $105.2 million; (ii) a new leadership structure for the Board with the appointment of Mr. Malter to serve as Independent Chairman of the Board of Trustees, and (iii) the naming of Scott Davidson, who had previously served as the Company's President and the head of its lending business, as the Company's Chief Executive Officer. Over the next sixty days, the Company made a number of additional public announcements related to steps it had taken to further its transition to a more focused and simpler business model and deleverage, including the sales of a number of its properties and the repayment of related debt. Since the beginning of 2016, the Company has generated $374.5 million of aggregate gross proceeds from the sales of its properties and repaid $325.6 million of related indebtedness.

On December 5, 2016, NexPoint sent a follow-up letter to Mr. Malter, the Company's Chairman of the Board, reiterating NexPoint's interest in pursuing a transaction with the Company to externalize its management and have NexPoint enter into an advisory agreement with the Company to serve as its external adviser. On December 5, 2016, Highland Capital publicly filed a copy of the letter with the Commission via EDGAR as Exhibit 99.1 to Amendment No. 2 to its Schedule 13D relating to the Company. As before, Highland Capital did not include a term sheet for its proposed transaction from which one could approximate what the proposed advisory agreement would look like, was not very specific on the terms that would be contained in any such proposed advisory agreement and left open numerous and important questions as to how such an externalization transaction would be implemented.

II. Procedural History

On December 15, 2016, the Proposal and Supporting Statement were delivered to the Company's corporate offices, accompanied by documentation from the record holder purporting to verify that the Proponent held at least $2,000 in market value of the Company's securities entitled to be voted on the Proposal for at least one year prior to the submission date (the "Initial Verification of Ownership"). The Initial Verification of Ownership did not include the evidence, required by Rule 14a-8(b) of the Exchange Act, of continuous ownership by the Proponent of the requisite amount of the Company's securities for at least one year prior to the date of the Proposal, December 15, 2016.

The Proponent indicated in the Supporting Statement that he has "*reviewed the proposal of NexPoint and Highland, as set forth in letters to the Chairman of the Board on November 10, 2016 and December 5, 2016 ("Letters")*" and that he "*shares the views set forth in the Letters that management's current path is not in the best interests of RAIT's shareholders.*" However, the Proponent did not include anywhere in the Proposal or the Supporting Statement any excerpts from those letters or any summary, terms or details whatsoever regarding NexPoint's proposal to externalize the Company's management and enter into an advisory agreement with the Company.

On December 19, 2016, the Company's deadline passed for receiving shareholder proposals for inclusion in the 2017 Proxy Materials pursuant to Rule 14a-8 of the Exchange Act.

On December 20, 2016, after confirming that the Company's share ownership records did not identify the Proponent as a shareholder of record, the Company notified the Proponent (the "Deficiency Notice") that (a) the Initial Verification of Ownership failed to satisfy the requirements of Rule 14a-8(b) of the Exchange Act because it did not evidence continuous ownership by the Proponent of the requisite amount of the Company's securities for at least one year prior to the date of the Proposal, December 15, 2016, (b) the Proponent could correct this deficiency by obtaining a new proof of ownership letter from the record holder verifying the Proponent's continuous ownership of the requisite amount of securities for the one-year period preceding, and including, the date of the Proposal, and (c) the Proponent was required to cure this deficiency within fourteen (14) calendar days of the receipt of the Deficiency Notice. In the Deficiency Notice, the Company also informed the Proponent that (a) the Company believed that the Proposal contained multiple shareholder proposals in violation of Rule 14a-8(c) of the Exchange Act, (b) the Proponent could correct this procedural deficiency by reducing his submission to no more than one proposal for consideration by the Company's shareholders, and (c) the Proponent was required to cure this deficiency within fourteen (14) calendar days of the receipt of the Deficiency Notice.

On December 22, 2016, Highland Capital filed Amendment No. 3 to its Schedule 13D relating to the Company ("13D Amendment No. 3"). In the 13D Amendment No. 3, Highland Capital disclosed that on December 21, 2016 it entered into an indemnification agreement with the Proponent, a copy of which was filed as Exhibit 99.1 to Highland Capital's 13D Amendment No. 3 (the "Indemnification Agreement"), requiring the Proponent to cooperate with NexPoint and further disclosing that NexPoint had engaged in discussions with the Proponent regarding the Proposal. In Item 4 of the 13D Amendment No. 3, Highland Capital makes the following disclosure:

> *"NexPoint Real Estate Advisors, LP ("NexPoint"), an affiliate of Highland Capital, previously sent letters (the "Letters"), dated November 10, 2016 and December 5, 2016, to Mr. Michael J. Malter, the Chairman of the board of trustees of the Issuer (the "Board"), expressing NexPoint's interest in engaging in discussions with the Issuer's management regarding proposals intended to enhance shareholder value. After becoming aware of the Letters, another shareholder of the Issuer informed NexPoint that he had submitted a shareholder proposal to the Issuer under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On December 21, 2016, NexPoint and the other shareholder entered into an indemnity letter related to the*

> *shareholder proposal."*

The Indemnification Agreement provides as follows:

> *"We appreciate you reaching out to NexPoint Real Estate Advisors, L.P. ("NexPoint"), an affiliate of Highland Capital Management, L.P., with respect to your investment in RAIT Financial Trust ("RAIT"). We understand you submitted a shareholder proposal to RAIT under Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Should RAIT and/or its affiliates file a lawsuit or threaten to file a lawsuit against you in connection with your proposal, NexPoint agrees to provide legal counsel to defend you in such action and to indemnify you for any costs or damages awarded against you in such action so long as you reasonably cooperate with NexPoint in pursuing the defense of such action. In the event that you do not reasonable cooperate with NexPoint as set forth above, NexPoint will cease providing you legal counsel and will not indemnify you in connection with any such legal action arising in connection with your proposal."*

By letter dated December 29, 2016 (the "Remedial Response"), the Proponent responded to the Deficiency Notice. As part of the Remedial Response, the Proponent included an additional ownership verification statement from the record holder verifying the Proponent's continuous ownership of the requisite amount of securities for the one-year period preceding, and including, the date of the Proposal. In the Remedial Response, the Proponent contended that he did not believe that the Proposal constituted multiple proposals and elected not to withdraw any of his proposals as requested by the Company or make any revisions to the Proposal or the Supporting Statement.

Subsequent to December 29, 2016, the Company did not receive any further communication from the Proponent in response to the Deficiency Notice. On January 3, 2017, the fourteen (14) calendar day deadline to respond to the Deficiency Notice expired.

BASES FOR EXCLUSION

The Company respectfully requests that the Staff concur in its view that the Proposal and the Supporting Statement may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proposal constitutes multiple proposals and the Proponent failed to adequately correct such deficiency after receiving proper notice;

- Rule 14a-8(i)(1) because the Proposal is not a proper subject for action by shareholders under the laws of the State of Maryland, the state where the Company is formed as a real estate investment trust;

- Rule 14a-8(i)(2) because implementing the Proposal would cause the Company to violate the laws of the State of Maryland, to which it is subject as a Maryland real estate investment trust;

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and

- Rule 14a-8(i)(3), because the Proposal is so impermissibly vague and indefinite as to be inherently misleading.

ANALYSIS

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14A-8(C) BECAUSE IT CONSTITUTES MULTIPLE PROPOSALS.

The Company believes it may exclude the Proposal from its 2017 Proxy Materials because the Proposal, read together with the Supporting Statement, fails to comply with the one-proposal limitation of Rule 14a-8(c) and the Proponent failed to adequately correct such deficiency after receiving proper notice. The Company believes that the Proposal, when read together with the Supporting Statement, contains two separate and distinct components that do not relate to a single, well-defined unifying concept. In particular, the Company believes that the Proposal, when read together with the Supporting Statement, seeks to provide shareholders with the opportunity to mandate that the Board take the following two separate and distinct actions:

> (i) "*take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption*;" and
>
> (ii) "*run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders.*"

Rule 14a-8(f) requires a company seeking to exclude a shareholder proposal from the company's proxy materials for failing to comply with the one-proposal procedural limitation of Rule 14a-8(c) to notify the proponent of any eligibility or procedural deficiencies within fourteen (14) calendar days of receiving the proposal. The Company received the Proposal on December 15, 2016. On December 20, 2016, the Company notified the Proponent in the Deficiency Notice that, among other deficiencies, the Company believes the submission contained more than one proposal and therefore must be reduced to a single proposal to comply with Rule 14a-8(c). The Deficiency Notice included a description of the one-proposal limitation of Rule 14a-8(c) and stated that "[w]e believe that the Proposal contains multiple shareholder proposals in violation of Rule 14a-8(c) of the Exchange Act." While the resolution part of the Proposal relates to mandating that the Board *"take the necessary steps to externalize management by entering into an advisory agreement with an external adviser,"* the Company indicated in the Deficiency Notice components of the Supporting Statement that the Company believes constituted additional proposals. Specifically, the Company indicated to the Proponent its belief that the following additional mandate in the Supporting Statement constituted a separate proposal. That sentence provides as follows: *"Mr. Friedman believes that the Board should run a thorough, thoughtful process to identify an experienced external adviser and enter into an advisory agreement that is in the best interests of shareholders."* In the Deficiency Notice, the Company indicated that the Proponent could correct this procedural deficiency by indicating which of the proposals the Proponent would like to submit and which the Proponent would like to withdraw. The Company also noted in the Deficiency Notice that the Commission's rules require that a revised submission addressing the procedural deficiencies noted in the Deficiency Notice be postmarked, or transmitted electronically, no later than fourteen (14) calendar days from the date on which the notice was received, in order to be eligible for inclusion in the 2017 Proxy Materials. A copy of Rule 14a-8 was attached to the Deficiency Notice. In the Remedial Response received by the Company on December 29, 2016, the Proponent contended that he did not believe that the Proposal constituted multiple proposals and, accordingly, elected not to withdraw any of his proposals as requested by the Company or make any revisions to the Proposal or the Supporting Statement.

Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Rule 14a-8(c)'s one proposal limitation applies both to proponents who submit multiple proposals as separate submissions and, as is the case with the Proposal, to proponents who submit multiple proposals purporting to be components of one proposal in a single submission. Notwithstanding the Proponent's attempt to characterize the Proposal as otherwise, the Company believes that the Proponent's submission contains at least two proposals that combine separate and distinct matters that lack a single, well-defined unifying concept: (i) a proposal mandating that the Board take the steps necessary to externalize the Company's management by entering into an advisory agreement with an external advisor, which, pursuant to the Proposal, may be NexPoint (the "<u>Proposal Mandating</u>

the Externalization of Management"); and (ii) a proposal mandating that the Board conduct a "*thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that* [the Board determines] *is in the best interests of shareholders*" (the "Proposal Mandating the Initiation of a Process to Review Externalization Options"). The Company believes that, in essence, the Proponent is seeking to combine into one proposal both the Proposal Mandating the Externalization of Management and the Proposal Mandating the Initiation of a Process to Review Externalization Options.

The Company believes that the Proposal Mandating the Externalization of Management and the Proposal Mandating the Initiation of a Process to Review Externalization Options have two separate and distinct, and potentially conflicting, objectives and contain multiple elements that require separate and distinct actions that do not involve a single, well-defined unifying concept. The Company believes that the Proposal Mandating the Externalization of Management is focused on directing the Board to externalize the Company's management by entering into an advisory agreement with an external adviser which, pursuant to the Proposal, may be NexPoint, and does not specifically contemplate that any strategic review or other process be conducted, and specifically mandates, as its overarching goal, the Board to enter into an advisory agreement with an external adviser regardless of the terms of the advisory agreement and regardless of whether the advisory agreement is in the best interests of the Company's shareholders. The Company believes that the Proposal Mandating the Initiation of a Process to Review Externalization Options is focused on causing the Board to "*run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders*" which may cause not only an advisory agreement with NexPoint not to qualify as an appropriate advisory agreement, but also any other potential advisory agreement with an external adviser, if the Board determines that such an advisory agreement is not in the best interests of the Company's shareholders. Accordingly, the Company believes that the objective of the Proposal Mandating the Initiation of a Process to Review Externalization Options deviates from and can be seen as inconsistent with the objective of the Proposal Mandating the Externalization of Management since the overarching goal of the Proposal Mandating the Externalization of Management appears to be that the Company enters into an advisory agreement with an external advisor while the overarching goal of the Proposal Mandating the Initiation of a Process to Review Externalization Options appears to be that the Board takes action, which may or may not result in the execution of an external advisory agreement, that is in the best interests of the Company's shareholders.

The Company believes that the Proposal Mandating the Initiation of a Process to Review Externalization Options is not so closely related to the Proposal Mandating the Externalization of Management that they could be deemed a single proposal. The Company believes that the Proposal Mandating the Initiation of a Process to Review Externalization Options is not essential to the implementation of, and implicates a different set of concerns and objectives than, the Proposal Mandating the Externalization of Management. The Company believes that, while the Proposal Mandating the Externalization of Management is concerned solely with mandating that the Board externalize the Company's management by entering into an advisory agreement with an external adviser regardless of the terms of the advisory agreement and regardless of whether such an advisory agreement is determined by the Board to be in the best interests of the Company's shareholders, the Proposal Mandating the Initiation of a Process to Review Externalization Options is focused on mandating that the Board conduct a "*thorough, thoughtful process to identify an experienced external adviser and enter into an advisory agreement that is in the best interests of shareholders.*" The Company believes that the Proposal Mandating the Initiation of a Process to Review Externalization Options that the Board enter into an advisory agreement with an external adviser that is (i) identified through a "*thorough, thoughtful process*" and (ii) "*in the best interests of shareholders*" creates the possibility that such a process by the Board fails to result in the identification of any advisory agreement with any external adviser, including NexPoint, that is in the best interests of the Company's shareholders. As such, the Company believes that the Proposal Mandating the Externalization of Management, which does not provide for a process to be conducted before the Company is required to enter into an advisory agreement with an external adviser, is separate and distinct from the Proposal Mandating the Initiation of a Process to Review Externalization Options, neither proposal is dependent on or necessary to the implementation of the other and neither proposal is essential to a single, well-defined unifying concept, particularly since not only can each proposal be implemented without the other, but, in fact, the two proposals may be in complete conflict with, and preclusive of, each other since the Proposal Mandating the Initiation of a Process to Review Externalization Options seems to limit the execution of an advisory agreement to only such an agreement that the Board determines to be in the best interests of the Company's shareholders.

The Staff has consistently recognized that Rule 14a-8(c) permits the exclusion of a proposal that, although characterized by the proponent as one proposal, combines "separate and distinct" elements that lack a single, well-defined unifying concept, even if the elements or components are presented as part of a single program and relate to the same general subject matter. For instance, in *Textron, Inc.* (Mar. 7, 2012), the Staff concurred with the exclusion of a "proxy access" proposal in reliance on Rule 14a-8(c) where the proposal, in addition to seeking to allow shareholders to make board nominations in the company's proxy materials, required that any election of a majority of board seats being filled by operation of the proposed proxy access mechanism not be considered to be a change of control by the company, its board or its officers. The Staff concurred with the company's view that this "change of control" provision diverged from the proposal's overarching goal of providing shareholders with proxy access and instead sought to address a possible consequence of shareholders utilizing the proposed proxy access mechanism. Given this divergence, the Staff granted relief to exclude the proposal under Rule 14a-8(c), noting that the change of control provision "constitute[d] a separate and distinct matter from the proposal relating to the inclusion of shareholder nominations for directors in Textron's proxy materials." *See also Eaton Corporation* (Feb. 20, 2012) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(c) where the proposal contained multiple components related to employee compensation relating, and accounting for, sales to independent distributors, the method of reporting of corporate ethics, accounting practices relating to goodwill and other intangible assets, and concerns relating to operations in India, with the Staff specifically noting that the proposal relating to the method of reporting corporate ethics involved a separate and distinct matter from the proposals relating to employee compensation relating to, and accounting for, sales to independent distributors, accounting practices relating to goodwill and other intangible assets, and concerns relating to operations in India; *Streamline Health Solutions, Inc.* (Mar. 23, 2010) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(c) where the proposal contained multiple components related to the election of directors, with the Staff specifically noting that the proposal relating to director independence involved a separate and distinct matter from the proposals relating to the number of directors, the conditions for changing the number of directors, and the voting standard for the election of directors at the upcoming annual meeting); *PG&E Corp.* (Mar. 11, 2010) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(c) where the proposal requested the company to engage in a variety of corporate actions relating to a power plant's license renewal, risk mitigation, and level of production with the Staff specifically noting that "the proposal relating to license renewal involves a separate and distinct matter from the Proposal relating to mitigating risks and production levels"); *Parker-Hannifin Corp.* (Sept. 4, 2009) (concurring in the exclusion of a proposal requesting that the board of directors institute a triennial executive pay vote program with three parts, with the first two parts relating to shareholder votes on executive compensation and the third part relating to a discussion forum on executive compensation policies and practices, with the Staff specifically noting that the third part of the proposed program "involves a separate and distinct matter" from the shareholder votes requested by the first and second parts of the proposed program); *Duke Energy Corp.* (Feb. 27, 2009) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(c) where the proposal required the company's directors to own a requisite amount of the company's stock, to disclose all conflicts of interest and to be compensated only in the form of the company's common stock, notwithstanding the proponent's argument that each of those items related to the broad concept of "improving director accountability"); *Torotel, Inc.* (Nov. 1, 2006) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(c) that contained multiple components); *General Motors Corporation* (Apr. 7, 2007) (concurring that a proposal seeking shareholder approval for numerous transactions to restructure the company could be excluded in reliance on Rule 14a-8(c) when the company argued that the seven different elements listed in the proposal were not closely related and essential to a single, well-defined unifying concept, as shown by the proposal's stipulation that each element should proceed regardless of whether the others are carried out); *Bob Evans Farms, Inc.* (May 31, 2001) (concurring in the exclusion of multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)); and *IGEN International, Inc.* (July 3, 2000) (concurring in the exclusion of multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)).

The Company believes that the Proposal Mandating the Externalization of Management and the Proposal Mandating the Initiation of a Process to Review Externalization Options are not essential to a single, well-defined unifying concept and therefore, notwithstanding that they have been presented in a single submission, constitute separate and distinct proposals. Furthermore, the Company provided the Deficiency Notice to the Proponent within the time period specified by Rule 14a-8 and explained in the Deficiency Notice that the Proposal contained more than one proposal in violation of Rule 14a-8(c). Notwithstanding having received the Deficiency Notice, the Proponent did not correct the deficiency within the prescribed fourteen (14) calendar day period.

The Company believes that the Proposal, when read together with the Supporting Statement, includes multiple proposals in violation of the one-proposal limit and that those multiple proposals do not relate to a single, well-defined, unifying concept. Accordingly, the Company believes that the Proposal is properly excludable from the 2017 Proxy Materials pursuant to Rule 14a-8(f)(1) and Rule 14a-8(c).

II. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(1) BECAUSE THE PROPOSAL IS NOT A PROPER SUBJECT FOR ACTION BY SHAREHOLDERS UNDER THE LAWS OF THE STATE WHERE THE COMPANY IS INCORPORATED, THE STATE OF MARYLAND.

Under Rule 14a-8(i)(l), a proposal may be excluded if the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization.

The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. If approved, the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of the Company's shareholders. As supported by the legal opinion of the Company's Maryland counsel, Duane Morris LLP, attached hereto as Exhibit B (the "Maryland Law Opinion"), the Company believes that the Proposal, if adopted, would improperly and unlawfully interfere with the exclusive authority of the Board under Maryland law to manage the Company's business and affairs, including determining the management structure to be adopted by the Company and whether it is in the best interests of the Company's shareholders for the Company to be internally-managed or externally-managed.

The Staff has previously noted that a board of directors may be considered to have exclusive authority in corporate matters, absent a specific provision to the contrary in the corporation code of the state in which it is incorporated, the issuer's charter or its bylaws. *See Securities Exchange Act Release No. 34-12999* (Nov. 22, 1976). The Company believes, as supported by the Maryland Law Opinion, that the Company's Amended and Restated Declaration of Trust, as amended (the "Declaration of Trust"), and the Company's Amended and Restated Bylaws, as amended (the "Company Bylaws"), make abundantly clear the exclusive authority of the Board to manage the business, assets and affairs of the Company and the Board's exclusive and absolute authority to oversee the Company's assets. A copy of the Declaration of Trust is attached hereto as Exhibit C and a copy of the Company Bylaws is attached hereto as Exhibit D. Article V, Section 1 of the Declaration of Trust states that "*the business and affairs of the Trust shall be managed under the direction of the Board of Trustees*" and "*the Board shall have full, exclusive and absolute power, control and authority over any and all property of the Trust.*" The Declaration of Trust further provides that it "*shall be construed with a presumption in favor of the grant of power and authority to the Board*" and that "*[a]ny construction of the Declaration of Trust or determination made in good faith by the Board concerning its powers and authority hereunder shall be conclusive.*" Section 101 of the Company Bylaws provides that "*[t]he business, property and affairs of the Trust shall be managed by its Board.*" In addition, as described in the Maryland Law Opinion, the courts of the State of Maryland regularly apply analogous provisions of the Maryland General Corporation Law (Titles 1 & 2 of the Corp. and Assoc. Article, the "MGCL") when considering issues relating to the establishment, management and operation of a REIT formed under the MRL. Thus, as indicated in the Maryland Law Opinion, Section 2-401 of the MGCL typically would be applied by the courts of the State of Maryland to real estate investment trusts formed under the MRL, such provision, in relevant part, providing that "*[t]he business and affairs of the corporation shall be managed under the direction of a board of directors*" and "*[a]ll corporate powers of the corporation may be exercised by or under the authority of the board of directors except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation.*" The Company believes, as supported by the Maryland Law Opinion, that, in directing the Board to take the actions specified in the Proposal (rather than merely requesting or recommending that the Board consider implementing such actions), the Proposal constitutes an unlawful intrusion into the authority of the Board that is contrary to the Declaration of Trust, the Company Bylaws, or the MRL (and by analogy, the MGCL).

As the Maryland Law Opinion indicates, the Board has exclusive authority to manage the business and affairs of the Company and the "*full, exclusive and absolute power, control and authority over any and all property of the Trust*" and, as such, the sole authority to determine the Company's management structure, whether it is in the best interests of the shareholders for the Company to be internally-managed or externally-managed and whether the Company should enter into an advisory agreement with an external adviser. The Company believes that, as supported by the Maryland Law Opinion, due to the Proposal's mandatory nature, by mandating that the Board take action to externalize the Company's management by entering into an advisory agreement with an external adviser (rather than merely requesting or recommending that the Board consider implementing such actions), the Proposal violates Maryland law by unlawfully impinging upon the Board's exclusive authority to manage the business, assets and affairs of the Company, the Board's "*exclusive and absolute power, control and authority over any and all property of the Trust*," and the Board's exercise of its discretion and business judgment to determine what is in the best interests of the Company's shareholders, including whether the Company should continue to be internally-managed or should be externally-managed. The Company believes that the Proposal's mandate is also without regard to important determinations that, as supported by the Maryland Law Opinion, are exclusively within the authority of the Board to assess. The Company believes that, among those determinations, are the following: (i) whether an externalization of management is in the best interests of the Company's shareholders, (ii) whether there are other transactions that may be more beneficial to the Company's shareholders, (iii) whether an externalization of management would breach existing contracts, (iv) whether an externalization of management, if determined by the Board to be desirable, would be best entered into with the entity specifically noted in the Proposal or whether the interests of the Company and its shareholders would be better served by considering externalization of management proposals from the other numerous entities that may be interested in serving as the Company's external advisor, and (v) whether an externalization of management would cause the Company to violate any applicable laws. Further, the Company believes that the scope and expense of an externalization of management would be significant making it even more concerning that such a Proposal, if approved, would have the effect of diverting time, money and management resources from matters that the Board may determine are more important to the Company's business and prospects, a determination that the Company believes is within the exercise of the Board's exclusive authority pursuant to the Declaration of Trust, the Company Bylaws, and the MRL (and by analogy, the MGCL) as well as within the exercise of the Board's fiduciary duties to the Company's shareholders.

The Company believes that assessing the proper management structure for the Company entails, among other things, evaluating, with the assistance of legal and financial advisors, the risks and benefits of an internally-managed structure compared to an externally-managed structure, and which management structure is more likely to serve the long-term interests of the Company's shareholders. The Company further believes that it also entails assessing the numerous risks and challenges presented by externally-managed structures, including (i) how best to mitigate the practical problem of an externally managed company being locked into outsourcing management services to a particular external manager, given the practical barriers to change that are created by an externalization structure since a change would require a wholesale change in management and the employees at large; (ii) what rights would the Board have to terminate the external adviser; (iii) what fees or penalties would be payable if the advisory agreement was to be terminated; (iv) how best to mitigate potential conflicts of interest that would exist if the Company was managed by an external adviser, particularly one that may also seek to manage a current or potential competitor; (v) how large of a management fee should be paid to the external adviser; (vi) what type of expense cap should be required of the external adviser; (vii) how would shareholders be able to ensure that the external adviser was adhering to a total expense cap; (viii) how would the external adviser be held accountable if it went above the agreed-upon expense cap; (ix) whether to waive the Company's ownership limit to allow the external adviser to purchase shares in excess of the current limit; (x) what governance rights should shareholders have in an externally-managed company and whether those rights should be greater than in an internally-managed structure given the possibility that an externally-managed structure may result in a board that is less independent and less accountable to shareholders; (xi) how would the external adviser be held accountable if it was unsuccessful in its capacity as external advisor in enhancing shareholder value; and (xii) how would the advisory agreement be structured so as to prevent it from deterring or impeding a value maximizing transaction from being presented to shareholders. The Company believes that a threshold issue would also include whether the Board should review an externalization transaction as part of a broader review of strategic alternatives to determine what type of transaction would be in the best interests of the Company's shareholders, including, but not limited to, an externalization as well as a sale or merger of the Company or its assets. Further, the Company believes that any consideration of an externalization transaction would also need to entail (i) a review of the Company's contractual and other obligations, including, but not limited to, employment contracts with officers and other employees who would have their employment terminated in connection with an externalization transaction, and whether any of these would be breached by the Company pursuing an externalization transaction or would trigger severance, acceleration and/or other payments, and (ii) a review of applicable law to determine the legal framework for pursuing an externalization transaction such that any externalization is pursued in compliance with all applicable laws, including, but not limited to, preserving the ability of the Board, in form and substance, to oversee the external advisor and maintain a level of authority over the external manager consistent with the Declaration of Trust's requirement that "*the Board shall have full, exclusive and absolute power, control and authority over any and all property of the Trust.*"

As the Maryland Law Opinion indicates, none of the Declaration of Trust, the Company Bylaws, or the MRL (and by analogy, the MGCL) reserve to the Company's shareholders any power or authority to manage the business, assets or affairs of the Company or to direct the Board in its management of the business, assets and affairs of the Company such that the shareholders could mandate the Board to take the actions contemplated by the Proposal, including the mandate that the Company enter into an advisory agreement with an external advisor. Further, as the Maryland

Law Opinion indicates, in addition to specifically detailing the Board's exclusive authority to manage the business and affairs of the Company and the Board's *"full, exclusive and absolute power, control and authority over any and all property of the Trust,"* the Declaration of Trust prevents intrusions upon the Board's exclusive authority, by (i) specifically enumerating in Article VIII, Section 2 of the Declaration of Trust the matters that the Company's shareholders may vote upon and limiting such matters to the election of trustees and certain extraordinary matters, and (ii) expressly prohibiting shareholders from voting on anything with respect to the general or ongoing management of the Company unless the Board was to declare a proposed action as being advisable and, in its sole discretion, direct that the matter be submitted to the shareholders for approval or ratification. Article VIII, Section 2 of the Declaration of Trust provides as follows:

> *"Voting Rights. Subject to the provisions of any class or series of Shares then outstanding,* ***the shareholders shall be entitled to vote only on the following matters*** *[emphasis added]: (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) such other matters with respect to which a vote of the shareholders is required by applicable law or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification.* ***Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees*** *[emphasis added]."*

As the Maryland Law Opinion indicates, not only does the Proposal constitute an unlawful intrusion of the exclusive authority that the Board has under the Declaration of Trust, the Company Bylaws, and the MRL (and by analogy, the MGCL), but the Declaration of Trust makes it clear that the matters contemplated by the Proposal, as well as the Proposal itself, are not within the enumerated matters that the Company's shareholders are permitted to vote upon. Further, the Board has not declared the Proposal as advisable and directed that the matter be submitted to the shareholders for approval or ratification. Hence, as the Maryland Law Opinion indicates, the Declaration of Trust and the Bylaws, which under the MRL (and by analogy, the MGCL) are controlling, grant the Board complete and exclusive authority regarding the management of the business and affairs of the Company. The Company believes that such complete and exclusive authority extends to, not only any decision whether to enter into an advisory agreement with an external advisor, as the Proposal seeks to mandate, but also any decision whether to even have shareholders vote on any proposal related thereto, irrespective of whether such proposal was cast as binding or precatory. In other words, as the Maryland Law Opinion indicates, pursuant to the Declaration of Trust, the Company cannot be required to present a proposal to the Company's shareholders to be voted upon, binding or precatory, unless the matters covered by the proposal are among the enumerated matters specifically described in the Declaration of Trust or the Board was to declare a proposed action as being advisable and, in its sole discretion, direct that the matter be submitted to the shareholders for approval or ratification. The Company believes, as supported by the Maryland Law Opinion, that the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the business and affairs of the Company and the complete lack of authority of the shareholders to vote on the Proposal (including that such voting rights are specifically denied to them in the Declaration of Trust) prevents the Proposal from being a proper subject for shareholder action under Maryland law.

The Staff has consistently permitted the exclusion under Rule 14a-8(i)(1) of shareholder proposals mandating or directing a company's board of directors to take action inconsistent with the authority provided to the board of directors under state law. For example, in *Celgene Corp.* (Mar. 27, 2013), the Staff concurred that the company could exclude a proposal mandating that the chair of the board be a director who is not concurrently an executive officer of the company as an improper subject for shareholder action under applicable state law. In *General Electric Corp.* (Jan. 25, 2012), the Staff similarly concurred that the company could exclude a proposal mandating that "the [b]oard adopt a procedure to evaluate an independent Director's performance by means of a system akin to the previously [b]oard-accepted practice of ranking GE employees as A, B or C players and removing those in the last category" as an improper subject for shareholder action under applicable state law. *See also NextEra Energy, Inc.* (Feb. 24, 2016); *The Goldman Sachs Group, Inc.* (Feb. 7, 2013); *IEC Electronics Corp.* (Oct. 31, 2012); *Bank of America* (Feb. 16, 2011); *MGM Mirage* (Feb. 6, 2008); *Cisco Systems, Inc.* (Jul. 29, 2005); *Constellation Energy Group, Inc.* (Mar. 2, 2004); and *Ford Motor Co.* (Mar. 19, 2001) (in each case, concurring in the exclusion of a proposal as an improper subject for shareholder action under applicable law).

The Company believes, as supported by the Maryland Law Opinion, that the Proposal relates to matters over which the Board has the exclusive power, control and authority under Maryland law and, further, that the Declaration of Trust specifically prohibits the Company's shareholders from voting on the Proposal. Accordingly, the Company believes, as supported by the Maryland Law Opinion, that the Proposal is not a proper subject for shareholder action and therefore is excludable from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(1).

III. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IMPLEMENTING THE PROPOSAL WOULD CAUSE THE COMPANY TO VIOLATE THE LAWS OF THE STATE OF MARYLAND TO WHICH IT IS SUBJECT AS A MARYLAND REAL ESTATE INVESTMENT TRUST.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would "cause the company to violate any state, federal or foreign law to which it is subject."

As noted above, the Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. The Proposal's resolution calls upon the Company's shareholders to "*direct the board of trustees (the "Board") to take the necessary steps to externalize management.*" If approved, the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of the Company's shareholders. Due to its mandatory nature, by mandating that the Company externalize its management and enter into an advisory agreement with an external adviser (i) regardless of whether an externalization of management is in the best interests of the Company's shareholders, (ii) regardless of whether there are other transactions that may be more beneficial to the Company's shareholders, (iii) regardless of whether an externalization of management would breach existing contracts, (iv) regardless of whether an externalization, if determined by the Board to be desirable, would be best entered into with the entity specifically noted in the Proposal or whether the interests of the Company and its shareholders would be better served by considering externalization of management proposals from the other numerous entities that may be interested in serving as the Company's external advisor, and (v) regardless of whether an externalization of management would cause the Company to violate any applicable laws, the Company believes, as supported by the Maryland Law Opinion, that the Proposal would violate Maryland law by impinging upon the Board's "*exclusive and absolute power, control and authority over any and all property of the Trust*" granted to the Board under the Declaration of Trust, the Company Bylaws and the MRL (and by analogy, the MGCL) as well as the exercise of the Board's discretion and business judgment in determining what is the best management structure for the Company.

As such, the Company believes, as supported by the Maryland Law Opinion, that implementation of the Proposal would impermissibly interfere with the exclusive authority of the Board under Maryland law to manage the Company's business and affairs as well as the Board's "*exclusive and absolute power, control and authority over any and all property of the Trust.*" As the Maryland Law Opinion indicates, as a REIT formed under the MRL, "*the business and affairs of the Trust are managed under the direction of the Board of Trustees*" and "*the Board has full, exclusive and absolute power, control and authority over any and all property of the Trust.*" As the Maryland Law Opinion further indicates, such exclusive authority is also vested in the Board by Article V, Section 1 of the Declaration of Trust. None of the Declaration of Trust, the Company Bylaws, or the MRL (and by analogy, the MGCL) reserve to the Company's shareholders any power or authority to manage the business, assets or affairs of the Company or to direct the Board in its management of the business, assets and affairs of the Company such that the shareholders could mandate that the Board take the actions contemplated by the Proposal, including the mandate that the Company enter into an advisory agreement with an external advisor. Accordingly, the Company believes, as supported by the Maryland Law Opinion, that the Board, not the shareholders, has the exclusive authority to determine the Company's management structure and whether it is in the best interests of the shareholders for the Company to be internally-managed or externally-managed. Further, consistent with the Declaration of Trust and the Company Bylaws, the Company believes, as supported by the Maryland Law Opinion, that any decision regarding whether to enter into an advisory agreement with an external advisor is within the exclusive authority of the Board.

Further, as discussed in the Maryland Law Opinion, trustees of a Maryland real estate investment trust are subject to a statutory standard of care in the exercise of their duties that requires the trustees to exercise independent judgment in the performance of their duties, and the surrender of their statutory duties to shareholders, in a manner not otherwise enabled under the Declaration of Trust or Bylaws, would cause the trustees to violate applicable Maryland law. If approved, the Proposal would require that the Board cause the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of the Company's shareholders, which the Company believes, as supported by the Maryland Law Opinion, would represent a violation of the Board's statutory duties to the Company's shareholders and, accordingly, a violation of applicable Maryland law.

The Staff has consistently permitted the exclusion of a shareholder proposal where the implementation of the proposal would cause the company to violate the state law to which it is subject. *See The Goldman Sachs Group, Inc.* (Feb. 1, 2016) (concurring with the exclusion of a proposal asking that the compensation committee of the company's board of directors be reformed to include individuals who are not members of the company's board of directors as violating applicable state law); *Sigma Designs, Inc.* (June 9, 2015) (concurring with the exclusion of a proposal requesting the board to initiate the process to amend the company's articles of incorporation in a manner that would violate applicable state law); *Dominion Resources, Inc.* (Jan. 14, 2015) (concurring with the exclusion of a proposal requesting the board to appoint an expert independent director as violating applicable state law); *Abbott Laboratories* (Feb. 1, 2013) (concurring with the exclusion of a proposal requesting the company's board of directors to replace all voting requirements in the company's charter and bylaws with the voting standard of a majority of the votes cast for and against the proposal or the voting standard closest thereto as violating applicable state law); and *Schering-Plough Corp.* (Mar. 27, 2008) (concurring in the exclusion of a proposal recommending that the company's board of directors adopt cumulative voting because, if implemented, such proposal would violate applicable state law).

Accordingly, as discussed in the Maryland Law Opinion, given the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the business and affairs of the Company, the inability of the Board to take the actions contemplated by the Proposal without violating their statutory duties under Maryland law, and the inability of the Company to implement the Proposal's mandate where the Board has not approved the actions contemplated by the Proposal, the Company believes that the Proposal is excludable from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the laws of the State of Maryland, to which it is subject as a Maryland REIT.

IV. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL.

Rule 14a-8(i)(6) permits the exclusion of a shareholder proposal if the company lacks the power or authority to implement the proposal.

The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. If approved, implementing the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of the Company's shareholders. Accordingly, if adopted, given its mandatory nature, the Company believes, as supported by the Maryland Law Opinion, that the Proposal would improperly and unlawfully interfere with the exclusive authority of the Board under the Declaration of Trust, the Company Bylaws and the MRL (and by analogy the MGCL) to manage the Company's business and affairs, including determining the management structure to be adopted by the Company and whether it is in the best interests of the Company's shareholders for the Company to be internally-managed or externally-managed. The Company believes, as supported by the Maryland Law Opinion, that since the Board cannot be mandated by the shareholders to externalize the Company's management, the mandatory nature of the Proposal would cause the Company to lack the power or authority to implement the Proposal without violating Maryland law, particularly where (i) the Board has not approved the actions contemplated by the Proposal, or (ii) the Board has determined that an externalization of management is not in the best interests of the Company's shareholders. The Company believes that, in either of those circumstances, given the exclusive authority of the Board pursuant to the Declaration of Trust, the Company Bylaws and the MRL (and by analogy the MGCL), even if the Proposal was approved by the Company's shareholders, the Company could not implement it without violating Maryland law.

The Staff has on numerous occasions permitted the exclusion of a proposal under Rule 14a-8(i)(6) when the proposal sought action by the company that if taken would cause the company to violate applicable state law. *See,* e.g., *PG&E Corporation* (Feb. 25, 2013) (concurring in the exclusion of a proposal that would violate applicable state law); *Comcast Corporation* (Mar. 17, 2010) (concurring in the exclusion of a proposal urging the board to adopt a policy requiring that senior executives retain a significant percentage of shares acquired through executive compensation programs for a specific period of time because such proposal, if implemented, would violate applicable state law); *Ball Corporation* (Jan. 25, 2010) (concurring in the exclusion of a proposal asking the company to take steps necessary to reorganize the board of directors into one class subject to election each year because such proposal, if implemented, would violate applicable state law); and *Bank of America Corp.* (Feb. 26, 2008) (concurring in the exclusion of a proposal requesting that the board disclose fees paid to a compensation consultant that was subject to a confidentiality agreement because such proposal, if implemented, would violate North Carolina law). *See also Schering-Plough Corp.* (Mar. 27, 2008), *Noble Corp.* (Jan. 19, 2007); *SBC Communications Inc.* (Jan. 11, 2004); and *Xerox Corp.* (Feb. 23, 2004) (in each case, concurring in the exclusion of a proposal because, if implemented, such proposal would violate applicable state law).

The Company believes, as supported by the Maryland Law Opinion, that the mandatory nature of the Proposal, and its conflict with the exclusive authority granted to the Board under the Declaration of Trust, the Company Bylaws, and the MRL (and by analogy, the MGCL), causes the Company to lack the power or authority to implement the Proposal without violating Maryland law where the Board has not approved the actions contemplated by the Proposal. As such, the Company believes the Proposal is excludable from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(6).

V. EVEN IF THE PROPOSAL WAS RECAST IN PRECATORY TERMS THE PROPOSAL WOULD STILL BE EXCLUDABLE UNDER RULE 14a-8(i)(1).

The Company believes that, even if the Proposal was recast in precatory terms, the Proposal would still be excludable under Rule 14a-8(i)(1) because shareholders would still be prohibited by the Declaration of Trust from voting on the Proposal and, accordingly, the Proposal would still not be a proper subject for shareholder action.

As discussed above, the Company believes, as supported by the Maryland Law Opinion, that the Board's complete and exclusive authority to manage the business and affairs of the Company extends to, not only any decision whether to cause the Company to enter into an advisory agreement with an external advisor as contemplated by the Proposal, but also any decision whether to even have shareholders vote on any proposal related thereto, irrespective of whether such proposal was cast as binding or precatory. As the Maryland Law Opinion indicates, the Declaration of Trust prevents intrusions upon the Board's exclusive authority by (i) specifically enumerating in Article VIII, Section 2 the matters that the Company's shareholders may vote upon and limiting such matters to the election of trustees and certain extraordinary matters, and (ii) expressly providing that shareholders have no right to vote on anything with respect to the general or ongoing management of the Company unless the Board was to declare a proposed action as being advisable and, in its sole discretion, direct that the matter be submitted to the shareholders for approval or ratification. In other words, as the Maryland Law Opinion indicates, pursuant to the Declaration of Trust, the Company cannot be required to present a proposal to the Company's shareholders to be voted upon, binding or precatory, unless the matters covered by such proposal are among those matters specifically enumerated in the Declaration of Trust as matters that the Company's shareholders are permitted to vote upon or the Board was to declare a proposed action as being advisable and, in its sole discretion, direct that the matter be submitted to the shareholders for approval or ratification. The Company believes, as supported by the Maryland Law Opinion, that the matters contemplated by the Proposal, as well as the Proposal itself, are not within the enumerated matters that the Declaration of Trust permits the Company's shareholders to vote upon. The Company further believes that, as the Board has not declared the Proposal as advisable and directed that the matter be submitted to the shareholders for approval or ratification, the Proponent cannot do an "end-run" around the aforementioned bases for exclusion simply by recasting the Proposal in precatory terms.

The Company recognizes that, in a note to Rule 14a-8(i)(1), the Commission has indicated that, in certain cases, a proposal that would be *binding* if approved by shareholders may not be a proper subject for shareholder action but would be proper if framed as a *recommendation or request* that the board of directors take a specified action. However, the Commission has also stated that framing a proposal as precatory will not safeguard *all* proposals from exclusion on a Rule 14a-8(i)(1) basis: "*In our experience, most proposals that are cast as recommendations or requests that the board of directors take action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper* ***unless the company demonstrates otherwise*** (emphasis added)." 17 C.F.R. § 240. 14a-8(i)(1) Note to Paragraph (i)(1). In addition, the Staff has indicated that it will only permit shareholders to revise their proposals and supporting statements "*under limited circumstances.*" (Section E.5 of Staff Legal Bulletin 14 (CF) (July 13, 2001).

As the Maryland Law Opinion indicates, the matters contemplated by the Proposal, as well as the Proposal itself, are not within the enumerated matters that the Declaration of Trust allows shareholders to vote upon. Accordingly, even if the Proposal was recast as a precatory proposal, the Company believes the Proposal would still be excludable under Rule 14a-8(i)(1) because shareholders would still be prohibited by the Declaration of Trust from voting on the Proposal and, accordingly, the Proposal would still not be a proper subject for shareholder action.

VI. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS SO IMPERMISSIBLY VAGUE AND INDEFINITE AS TO BE INHERENTLY MISLEADING.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has consistently taken the position that vague and indefinite proposals are inherently misleading and excludable under Rule 14a-8(i)(3) since the shareholders cannot make an informed decision on the merits of a proposal without at least knowing what they are voting on. *See Staff Legal Bulletin No. 14B* (Sept. 15, 2004) (noting that "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). *See also, e.g., Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) (stating that "[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the shareholders at large to comprehend precisely what the proposal would entail").

As indicated above, the Company believes that the Proposal, read together with the Supporting Statement, contains two separate and distinct, and potentially conflicting, components that do not relate to a single, well-defined unifying concept. The Company believes that the Proposal Mandating the Externalization of Management is focused on accomplishing the externalization of the Company's management, does not specifically contemplate a process, and specifically provides for shareholders to mandate that the Board cause the Company to enter into an advisory agreement with an external adviser, which, pursuant to the Proposal, may be NexPoint, regardless of the terms of any such advisory agreement and regardless of whether such an advisory agreement is in the best interests of the Company's shareholders. The Company believes that the Proposal Mandating the Initiation of a Process to Review Externalization Options is focused on causing the Board to "*run a thorough, thoughtful process to identify an experienced external adviser and enter into the advisory agreement that is in the best interests of shareholders*" which may cause an advisory agreement with NexPoint and, potentially, all other external advisers not to qualify if the Board determines such an advisory agreement is not in the best interests of the Company's shareholders. Accordingly, the Company believes that the objective of the Proposal Mandating the Initiation of a Process to Review Externalization Options deviates from and can be seen as inconsistent with the objective of the Proposal Mandating the Externalization of Management. Unlike the Proposal Mandating the

Initiation of a Process to Review Externalization Options, the Proposal Mandating the Externalization of Management makes no mention of either a strategic review process or any consideration of whether a particular advisory agreement would be in the best interests of the Company's shareholders. The Company believes that the Proposal Mandating the Externalization of Management is clearly worded as an absolute mandate to the Board to cause the Company to enter into an advisory agreement with an external adviser. Pursuant to the wording of the Proposal Mandating the Externalization of Management, the Company believes that there are no circumstances that would, following the receipt of shareholder approval, excuse the Board from complying with this mandate. That stands in stark conflict with the wording of the Proposal Mandating the Initiation of a Process to Review Externalization Options which indicates that the Board should first conduct a process to identity an external adviser and then only enter into an advisory agreement that is in the best interests of the Company's shareholders.

For shareholders being presented with the Proposal, the Company believes it would be unclear whether they were voting for approval of the Proposal Mandating the Externalization of Management or the Proposal Mandating the Initiation of a Process to Review Externalization Options and, it is further unclear, how shareholders would be expected to juxtapose and/or reconcile the two potentially conflicting proposals. The Company believes that, if the Proposal was approved by the Company's shareholders, it would be unclear to the Company whether it would be required to enter into an advisory agreement with an external adviser without first conducting a "*thorough, thoughtful process to identify an experienced external advisor*" and whether it would be required to enter into an advisory agreement if it determined that such an agreement was not in the best interests of the Company's shareholders. The Company believes that, since the Proposal, read together with the Supporting Statement, contains two separate and distinct, and potentially conflicting, objectives, if the Proposal were to be approved by the shareholders, any action taken by the Board to implement the Proposal could be significantly different from the actions envisioned by the shareholders voting on the Proposal.

The Company also believes that, in addition to the Proposal's two separate and distinct, and potentially conflicting, components, the Proposal's failure to provide any key terms of the proposed advisory agreement also makes it inherently vague and indefinite as it is impossible for shareholders to fully understand what it is that they are being asked to consider and vote upon and, if the Proposal was to be approved, what actions are required of the Company to implement the Proposal. For instance, shareholders are being asked to vote on mandating that the Board externalize the Company's management by entering into an "advisory agreement" with an external adviser. However, shareholders are not provided with a term sheet or any other information as to what the terms of such an advisory agreement are. Nor are any parameters placed on the authority of the Board's mandate pursuant to the Proposal Mandating the

Externalization of Management such that the Board can only enter into an advisory agreement that is in the best interests of the Company's shareholders or only if the management fee is less than a specific threshold or only if the termination fee is less than a specific threshold. Neither the Proposal nor the Supporting Statement provides shareholders with any information as to any of the key terms of the proposed advisory agreement including, but not limited to, (i) the base and incentive compensation that will be paid to the external adviser, (ii) who on the Company's current management team, if any, would be retained to assist the external adviser in the management of the Company, (iii) the maximum amount of expenses that the external advisor would be allowed to incur on behalf of the Company, (iv) the term of the proposed advisory agreement, (v) the rights that the Board or the Company's shareholders would have to terminate the advisory agreement, (vi) the termination fees that would be payable to the external advisor if the proposed advisory agreement was terminated by the Company or the shareholders, (vii) the governance of the Company post-externalization such as the size and composition of the Board and (viii) the obligations of the external advisor, if any, to participate in the transition to a replacement external advisor or to a future internalization of management. Viewing a public company merger transaction analogously, the Company believes that it would be difficult to contemplate a scenario where the Staff would countenance a company presenting for shareholder approval in a proxy statement a proposal mandating that a public company enter into a merger agreement without including in the proxy statement a summary of the key terms of the merger agreement (e.g., purchase price, conditions to closing, covenants of the parties, termination rights, termination fees, interests of certain persons in the transaction, etc.) as well as the various risks and other considerations that shareholders should evaluate in voting on such an agreement.

The Proponent indicates in the Supporting Statement that he has "*reviewed the proposal of NexPoint and Highland, as set forth in letters to the Chairman of the Board on November 10, 2016 and December 5, 2016 ("Letters")*" and that he "*shares the views set forth in the Letters that management's current path is not in the best interests of RAIT's shareholders.*" However, the Proponent does not include anywhere in the Proposal or the Supporting Statement any excerpts from those letters or any summary, terms or details whatsoever regarding NexPoint's proposal to externalize the Company's management and enter into an advisory agreement with the Company. All the Proponent includes in the Supporting Statement is a statement that he shares the views that were expressed in NexPoint's letters to the Company's Chairman of the Board. While the Proposal expressly contemplates a possible advisory agreement between the Company and NexPoint, the Proponent has chosen not to include within the "four corners" of the Proposal any information regarding any of the terms proposed by NexPoint in its November 10, 2016 and December 5, 2016 letters to the Company's Chairman of the Board or any of the arguments provided by NexPoint as to why NexPoint believed that its proposal had merit and should be considered by the Company. As such, the Company believes that the Proponent has made it impossible for shareholders to make an informed decision on the merits of NexPoint's proposal and whether it would be appropriate for shareholders to mandate that the Board "*take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors*."

The Staff has previously allowed the exclusion of a proposal pursuant to Rule 14a-8(i)(3) when the proposal as drafted was sufficiently vague and indefinite such that it would be subject to differing interpretation both by the shareholders voting on the proposal and, if adopted, the company's board of directors in implementing the proposal, with the result that any action ultimately taken by the company could be significantly different from the action envisioned by shareholders voting on the proposal *See, e.g., Exxon Corporation* (Jan. 29, 1992). For example, in *Occidental Petroleum Corporation* (Feb. 11, 1991), the Staff granted no-action relief to a company seeking to exclude a proposal related to the "buyback" of shares because it was "unclear exactly what action any stockholders voting for the proposal would expect the company to take" and it was "unclear what action the company would be required to take if the proposal were adopted." The Staff stated that ambiguities made the *Occidental* proposal misleading because "any action(s) ultimately taken by the company upon implementation of this proposal could be significantly different from the action(s) envisioned by stockholders voting on the proposal." *See also Cisco Systems, Inc.* (Oct. 7, 2016); *Microsoft Corporation* (Oct. 7, 2016); *Walgreens Boots Alliance, Inc.* (Oct. 7, 2016); *Alaska Air Group, Inc.* (Mar. 10, 2016); *General Electric Company* (Jan. 15, 2015); and *Pfizer Inc.* (Dec. 22, 2014) (in each case, concurring in the exclusion of a proposal due its vague and indefinite nature where the Staff noted the company's view that, in applying this particular proposal to the company, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires).

Because neither the Company nor its shareholders would be able to determine with any reasonable certainty exactly what actions the Proposal would require to be taken if it was approved and any actions ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by the Company's shareholders in voting on the Proposal, the Company believes the Proposal is excludable from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analyses, the Company believes that the Proposal and the Supporting Statement may be excluded from the 2017 Proxy Materials under Rules 14a-8(c), Rule 14a-8(i)(1), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(i)(3). The Company respectfully requests the Staff's concurrence in the Company's view or, alternatively, that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal and the Supporting Statement from the 2017 Proxy Materials. Please note that in preparing and submitting this letter on behalf of the Company, as to all matters of Maryland law, we have relied on the Maryland Law Opinion and we do not purport to opine separately as to any issue of Maryland law.

If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (202) 739-5947. If the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. In accordance with Staff Legal Bulletin No. 14F, Shareholder Proposals, Part F (Oct. 18, 2011), please send your response to this letter by email to keith.gottfried@morganlewis.com.

Very truly yours,

Keith E. Gottfried

Enclosures

cc: John J. Reyle, Esq., RAIT Financial Trust
Edward S. Friedman

Morgan Lewis

EXHIBIT A

PROPOSAL, DEFICIENCY NOTICE AND RELATED CORRESPONDENCE

Edward S. Friedman

FISMA & OMB Memorandum M-07-16

December 15, 2016

BY EMAIL AND OVERNIGHT COURIER

Mr. Anders Laren
Secretary
RAIT Financial Trust
Two Logan Square
100 North 18th Street, 23rd Floor
Philadelphia, PA 19103

Dear Mr. Laren:

I am informing you of my intention to offer the enclosed shareholder proposal for consideration of shareholders at your next annual meeting.

I submit the enclosed proposal to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from Fidelity Investments, my custodial bank verifying my ownership of shares of RAIT Financial Trust, continually for over one year, is enclosed. I intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

I would be happy to discuss this proposal with you. Should RAIT Financial Trust decide to endorse my proposal, I will seek that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at ***FISMA & OMB Memorandum M-07-16*** should you wish to discuss or have any questions on this matter.

Very truly yours,

Ed Friedman

Ed Friedman

cc: Scott Schaeffer, Chief Executive Officer, RAIT Financial Trust
John Reyle, Senior Managing Director – Chief Legal Officer, RAIT Financial Trust

Enclosures

PROPOSAL PUT FORTH BY EDWARD FRIEDMAN TO EXTERNALIZE MANAGEMENT

Mr. Friedman has notified RAIT that he intends to present the following proposal to shareholders at the Annual Meeting.

RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption.

Mr. Friedman's Supporting Statement

As a long-term shareholder, Mr. Friedman is disappointed in RAIT's performance. Below is RAIT's cumulative total return on common shares for the period December 31, 2013 to December 14, 2016, with the cumulative total returns of the National Association of Real Estate Investment Trusts Mortgage REIT and Equity Indexes and the S&P 500 Index. The following assumes that each was 100 on the initial day and dividends were reinvested.



175
150
125
100
75
50
25
-
39.6%
30.0%
21.9%
(51.0%)
12/31/2013
6/30/2014
12/31/2014
6/30/2015
12/31/2015
6/30/2016
12/14/2016
RAIT
Mortgage Index
Equity Index
S&P 500

	12/31/2013	6/30/2014	12/31/2014	6/30/2015	12/31/2015	6/30/2016	12/14/2016
RAIT	**100.0**	**95.8**	**93.0**	**78.0**	**36.7**	**45.4**	**49.0**
Mortgage Index	100.0	117.7	117.9	111.9	107.4	122.9	130.0
Equity Index	100.0	116.2	128.0	121.1	131.6	149.7	139.6
S&P 500	100.0	106.1	111.4	111.6	110.6	113.6	121.9

Based on the performance shown above, Mr. Friedman is concerned about management's long-term prospects for enhancing shareholder value. Mr. Friedman has reviewed the proposal of NexPoint and Highland, as set forth in letters to the Chairman of the Board on November 10, 2016 and December 5, 2016 ("Letters"). Mr. Friedman shares the views set forth in the Letters that management's current path is not in the best interests of RAIT's shareholders.

Mr. Friedman believes that externalizing management could better serve the long-term interests of RAIT's shareholders, particularly if it focuses on:

- aligning management's incentives with shareholders,
- avoiding large termination fees, and
- adhering to a total expense cap.

Mr. Friedman believes the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders.

Mr. Friedman is also disappointed in RAIT's lack of transparency. Accordingly, the Board should provide an update to shareholders with reasonable details regarding the externalization process within 60 days of the annual meeting.

Please vote to enhance shareholder value.

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS®

December 15, 2016

Anders Laren
Secretary of Rait Financial Trust
Two Logan Square
100 N 18th Street 23rd Floor
Philadephia, PA 19103

Re: Edward S. Friedman

Dear Mr. Laren:

This letter is in response to a recent request from our client Edward S. Friedman, to provide you with information verifying Mr. Friedman's holdings and the purchases and sales of Rait Financial Trust (RAS) from December 14, 2015, through December 15, 2016, for his account ending in ***FISMA & OMB Memorandum M-07-16***. I appreciate the opportunity to assist you.

Please see the tables for information for Rait Financial Trust (RAS):

Number of shares owned as of opening of trading on December 14, 2015	245,250.715
Number of shares owned as of close of trading on December 15, 2016	299,010.959

Event Date	Transaction	Event Quantity	Event Amount	Price
01/06/2016	Buy	600.000	$4,807.95	$8.00
01/11/2016	Buy	2500.000	$20,007.95	$8.00
01/15/2016	Buy	6900.000	$55,207.95	$8.00
01/29/2016	Dividend Reinvest	9252.027	$22,072.56	$0.00
04/06/2016	Buy	1300.000	$6,507.95	$5.00
04/12/2016	Buy	3400.000	$17,007.95	$5.00
04/15/2016	Buy	5300.000	$26,507.95	$5.00
04/29/2016	Dividend Reinvest	7835.829	$23,805.25	$0.00
07/26/2016	Dividend Reinvest	7861.177	$25,410.47	$0.00
10/26/2016	Dividend Reinvest	8311.211	$26,117.98	$0.00
11/03/2016	Buy	500.000	$1,507.95	$3.00

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

Please note that these tables contain information as of December 15, 2016, and can be subject to change pending any new and subsequent transactions in the same securities. They may not reflect impact from any previous corporate actions. This information is unaudited and is not intended to replace your monthly statement or official tax documents.

Please accept this letter as confirmation that Fidelity is an eligible participant in Depository Trust Company system and our DTC number is 0226.

If you have any questions regarding this issue, or for any other issues or general inquiries regarding the account, please contact Edward S. Friedman directly. If you have any questions regarding Fidelity Investment's products and services please call us at 800-544-6666 for assistance.

Sincerely,

Megan M Meyers

Megan Meyers
High Net Worth Operations

Our File: W621403-15DEC16

RAIT Financial Trust

December 20, 2016

VIA EMAIL AND OVERNIGHT COURIER

Mr. Edward S. Friedman

FISMA & OMB Memorandum M-07-16

Re: Notice of Deficiencies Regarding Rule 14a-8 Shareholder Proposal Submitted For Inclusion in RAIT Financial Trust's 2017 Annual Meeting Proxy Statement

Dear Mr. Friedman:

I am writing on behalf of RAIT Financial Trust (the "Company" or "RAIT") in reference to your letter, dated and received by RAIT on December 15, 2016, which contained a shareholder proposal (the "Proposal") for consideration by shareholders at RAIT's 2017 Annual Meeting (the "2017 Annual Meeting") requesting that "*the board of trustees ("Board") take the necessary steps to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption.*" For your reference, a copy of the Proposal is attached hereto as Exhibit A. The Proposal appears to contain a number of procedural deficiencies which the regulations of the Securities and Exchange Commission ("SEC") require us to bring to your attention and provide you with an opportunity to correct them.

Proof of Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (Question 2 of Rule 14a-8), provides that a shareholder proponent must submit sufficient proof of its continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date such shareholder submits the proposal. To help shareholders comply with the requirements of submitting proof of ownership to companies, the SEC's Division of Corporation Finance published Staff Legal Bulletin No. 14F on October 18, 2011 ("SLB 14F"), a copy of which is attached hereto as Exhibit B. Please review SLB 14F carefully before, in response hereto, submitting proof of ownership to ensure that it is compliant.

Since RAIT's stock records do not indicate that you are currently a registered shareholder of any shares of RAIT's common stock entitled to vote on the Proposal, the SEC's rules require you to submit a written statement from the "record" holder of your shares verifying that, at the time you submitted the Proposal (in this case, December 15, 2016), you continuously held the requisite amount of RAIT securities for at least one year. The written statement you provided from Fidelity Investments fails to provide such verification of continuous ownership. Accordingly, as of the date of this letter, we have not received a written statement from the record holder of RAIT's shares as required by Rule 14a-8(b)(2) under the Exchange Act and, therefore, you have not complied with Rule 14a-8(b). You can correct this deficiency by obtaining a new proof of ownership letter from the "record" holder verifying your continuous ownership of the requisite amount of securities for the one-year period preceding, and including, the date of your proposal.

Multiple Proposals

In addition, pursuant to Rule 14a-8(c) of the Exchange Act (Question 3 of Rule 14a-8), a shareholder may submit no more than one proposal to be included in RAIT's proxy materials for a particular shareholders' meeting. We believe that the Proposal contains multiple shareholder proposals in violation of Rule 14a-8(c) of the Exchange Act. Specifically, while a part of the Proposal relates to requesting that the Board *"take the necessary steps to externalize management by entering into an advisory agreement with an external adviser,"* we believe the Proposal's requirement that the Board *"update shareholders on the externalization process within 60 days of the resolution's adoption,"* further amplified in the supporting statement (the "Supporting Statement") that accompanied the Proposal to require such update to contain *"reasonable details,"* qualifies as a separate proposal. Further, we believe that the penultimate sentence of the Supporting Statement where you state that *"the Board should run a thorough, thoughtful process to identify an experienced external advisor"* qualifies as a separate proposal as does the last sentence of the Supporting Statement where you ask shareholders to *"vote to enhance shareholder value."* You can correct this procedural deficiency by reducing your submission to no more than one proposal for consideration by RAIT's shareholders.

* * * * * *

The SEC's rules require that your response to this letter correcting these deficiencies must be postmarked or transmitted electronically no later than fourteen (14) calendar days from the date you receive this letter. Failure to provide the information required by the SEC's rules within this fourteen (14) calendar day time frame will allow RAIT to exclude the Proposal from RAIT's proxy statement for the 2017 Annual Meeting. Please address any response to my attention, Jamie Reyle, Esq., Senior Managing Director and Chief Legal Officer, RAIT Financial Trust, Two Logan Square, 100 North 18th Street, 23rd Floor 19103. Alternatively, you may send your response to me via facsimile at (215) 207-2786.

Please note that, because of the Proposal's procedural deficiencies noted above, this letter does not address whether the Proposal could be omitted from RAIT's proxy statement for the 2017 Annual Meeting on other grounds. If you adequately correct the procedural and eligibility deficiencies within the fourteen (14) calendar day time frame, we reserve the right to submit a no-action request letter to the SEC and omit your Proposal from RAIT's proxy statement for the 2017 Annual Meeting on other grounds if a valid basis for such action exists.

For your reference, a copy of Rule 14a-8 of the Exchange Act, which sets forth the procedural and eligibility requirements applicable to shareholder proposals submitted for inclusion in proxy statements, is attached hereto as Exhibit C.

We thank you for your interest in RAIT. If you have any questions with respect to the foregoing, feel free to contact me at (215) 207-2084.

Sincerely,

Jamie Reyle
Senior Managing Director & Chief Legal Officer

cc: Keith E. Gottfried, Esq., Morgan, Lewis & Bockius LLP

Enclosures

EXHIBIT A

See Attached

PROPOSAL PUT FORTH BY EDWARD FRIEDMAN
TO EXTERNALIZE MANAGEMENT

Mr. Friedman has notified RAIT that he intends to present the following proposal to shareholders at the Annual Meeting.

RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption.

Mr. Friedman's Supporting Statement

As a long-term shareholder, Mr. Friedman is disappointed in RAIT's performance. Below is RAIT's cumulative total return on common shares for the period December 31, 2013 to December 14, 2016, with the cumulative total returns of the National Association of Real Estate Investment Trusts Mortgage REIT and Equity Indexes and the S&P 500 Index. The following assumes that each was 100 on the initial day and dividends were reinvested.



175
150
125
100
75
50
25
39.6%
(51.0%)
12/31/2013
6/30/2014
12/31/2014
6/30/2015
12/31/2015
6/30/2016
12/14/2016
RAIT
Mortgage Index
Equity Index
S&P 500

	12/31/2013	6/30/2014	12/31/2014	6/30/2015	12/31/2015	6/30/2016	12/14/2016
RAIT	100.0	95.8	93.0	78.0	36.7	45.4	49.0
Mortgage Index	100.0	117.7	117.9	111.9	107.4	122.9	130.0
Equity Index	100.0	116.2	128.0	121.1	131.6	149.7	139.6
S&P 500	100.0	106.1	111.4	111.6	110.6	113.6	121.9

Based on the performance shown above, Mr. Friedman is concerned about management's long-term prospects for enhancing shareholder value. Mr. Friedman has reviewed the proposal of NexPoint and Highland, as set forth in letters to the Chairman of the Board on November 10, 2016 and December 5, 2016 ("Letters"). Mr. Friedman shares the views set forth in the Letters that management's current path is not in the best interests of RAIT's shareholders.

Mr. Friedman believes that externalizing management could better serve the long-term interests of RAIT's shareholders, particularly if it focuses on:

- aligning management's incentives with shareholders,
- avoiding large termination fees, and
- adhering to a total expense cap.

Mr. Friedman believes the Board should run a thorough, thoughtful process to identify an experienced external advisor and enter into an advisory agreement that is in the best interests of shareholders.

Mr. Friedman is also disappointed in RAIT's lack of transparency. Accordingly, the Board should provide an update to shareholders with reasonable details regarding the externalization process within 60 days of the annual meeting.

Please vote to enhance shareholder value.

EXHIBIT B

See Attached

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.,* Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

EXHIBIT C

See Attached

information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14A–7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14A–7 When providing the information required by §240.14a–7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a–3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§ 240.14a–8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may

express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

(c) No nominee, nominating shareholder or nominating shareholder group, or any member thereof, shall cause to be included in a registrant's proxy materials, either pursuant to the Federal proxy rules, an applicable state or foreign law provision, or a registrant's governing documents as they relate to including shareholder nominees for director in a registrant's proxy materials, include in a notice on Schedule 14N (§ 240.14n-101), or include in any other related communication, any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to a solicitation for the same meeting or subject matter which has become false or misleading.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

a. Predictions as to specific future market values.

b. Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

Edward S. Friedman

FISMA & OMB Memorandum M-07-16

December 29, 2016

BY EMAIL AND OVERNIGHT COURIER

Mr. John J. Reyle
Senior Managing Director – Chief Legal Officer
RAIT Financial Trust
Two Logan Square
100 North 18th Street, 23rd Floor
Philadelphia, PA 19103

Dear Mr. Reyle:

I am writing in response to your letter, dated December 20, 2016 (the "RAIT Response Letter"). The purpose of your letter was to inform me that my proposal to externalize management, dated December 15, 2016 (the "Proposal"), contained a number of procedural deficiencies that the Securities and Exchange Commission ("SEC") requires you to bring to my attention. I respond to your assertions as follows:

Proof of Ownership

Attached as Exhibit A is a letter from Fidelity Investments, which is revised to include "continuous ownership" language that is compliant with the SEC's Division of Corporation Finance's Staff Legal Bulletin No. 14F, published October 18, 2011.

Multiple Proposals

The Proposal has one single well-defined "unifying concept"[1] – to externalize the management of RAIT Financial Trust ("RAIT") – and is therefore, one proposal. Rule 14a-8(c) states that a shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. It is well-established, through a long line of SEC no-action letters, that a proposal joined by a single unifying concept is a single proposal, regardless of whether it contains multiple elements.[2] In this case, there are just two elements to the Proposal: (1) that the board of trustees

[1] *See* Release No. 34-12999 (Nov. 22, 1976).

[2] *See, e.g., Netflix, Inc.*, SEC No-Action Letter (Feb. 29, 2016) (providing that when multiple elements – the proposal requested that the board (1) take the necessary steps to enact a new voting standard in the company's charter and bylaws and (2) spend up to $10,000 on proxy solicitors in order to receive the required vote – are linked by a unifying concept there is no basis for exclusion). *See also Todd Shipyards Corporation*, SEC No-Action Letter (Aug. 13, 1992) (providing that a proposal with multiple elements relating to corporate takeover defenses – the proposal requested that the board (1) retain an investment banking firm and (2) establish a special committee of the board – was one concept and therefore one proposal for the elimination of corporate takeover defenses); *General Electric*

takes the steps necessary to externalize management by entering into an advisory agreement with an external adviser and (2) that the board will update shareholders on the externalization process within 60 days of the resolution's adoption. The single purpose for and sole concept of the Proposal is to externalize management – it is in the title, in clause (1) and in clause (2). The SEC Staff has stated that when the elements of a proposal all relate to one concept, here the externalization of management, it is one proposal.[3] Furthermore, the SEC Staff has found that proposals are related to a single unifying concept if they are contingent upon each other.[4] Clause (2) is not only dependent upon, but is necessarily contingent upon, clause (1). Clearly, clause (2) is not capable of being implemented without prior approval of clause (1). Because the Proposal is made of two subparts that are joined by a single well-defined unifying concept, it is one proposal.

In the RAIT Response Letter you identify statements in the Proposal included under the heading "Mr. Friedman's Supporting Statement" as evidence of multiple proposals. Not only is this just, as its name suggests, a statement in support of my Proposal and not the Proposal itself, but these statements are also joined by the same unifying concept as the two elements of my Proposal. The supporting statement clearly provides the background, data, explanation and reasoning behind the Proposal and its implementation. The logic regarding the supporting statement in RAIT's Response Letter would lead to an absurd conclusion: any statement of background, data, explanation or reasoning could justify a finding of multiple concepts, leading any type of supporting statement to invalidate a proposal.

Conclusion

RAIT's attempt to (1) claim there are multiple proposals and (2) exclude the Proposal under rule 14a-8(c) falls short and is strained at best.

Very truly yours,

Edward S. Friedman

cc: Scott Davidson, Chief Executive Officer, RAIT Financial Trust
Anders Laren, Secretary, RAIT Financial Trust

Enclosure

Company, SEC No-Action Letter (Jan. 24, 2001) (providing that a proposal with multiple elements – the proposal requested that the board (1) implement a requirement that a majority of the directors be independent, (2) appoint a committee to implement the independence requirement and (3) submit any future action related to the independence requirement or the implementation to shareholders for a vote – was not a violation of the multiple proposals rule).

[3] *Computer Horizons Corporation*, SEC No-Action Letter (Apr. 1, 1993) ("In arriving at this position [that there is only one proposal] the staff notes that the elements of the proposal all relate to one concept, the elimination of anti-takeover defenses.")

[4] *See e.g.*, *PACAAR Inc.*, SEC No-Action Letter (Jan. 25, 2004) (providing no basis for exclusion when the multiple actions proposed were contingent upon each other – the proposal requested that the directors (1) increase shareholder voting rights, (2) submit the adoption of any poison pill to a shareholder vote and (3) once adopted request a shareholder vote for any dilution or removal of the poison pill.)

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS®

December 29, 2016

Anders Laren
Secretary of RAIT Financial Trust
Two Logan Square
100 N 18th Street 23rd Floor
Philadephia, PA 19103

Re: Edward S. Friedman

Dear Mr. Laren:

This letter is in response to a recent request from our client Edward S. Friedman, to provide you with information verifying Mr. Friedman's holdings of RAIT Financial Trust (RAS) for his account ending in ***FISMA & OMB Memorandum M-07-16***. I appreciate the opportunity to assist you.

As of December 15, 2016, Edward S. Friedman held, and has held continuously for at least one year, 245,250.715 shares of common stock of RAIT Financial Trust (RAS). The value of this ownership had a market value of at least $2,000.00 for at least one year prior to and including December 15, 2016.

Please accept this letter as confirmation that Fidelity is an eligible participant in Depository Trust Company system and our DTC number is 0226.

If you have any questions regarding this issue, or for any other issues or general inquiries regarding the account, please contact Edward S. Friedman directly. If you have any questions regarding Fidelity Investment's products and services please call us at 800-544-6666 for assistance.

Sincerely,

Megan M Meyers

Megan Meyers
High Net Worth Operations

Our File: W216083-21DEC16

Morgan Lewis

EXHIBIT B

THE MARYLAND LAW OPINION

January 24, 2017

RAIT Financial Trust
Two Logan Square, 100 N. 18th Street, 23rd Floor
Philadelphia, Pennsylvania 19103

Re: RAIT Financial Trust –Shareholder Proposal of Edward Friedman

Ladies and Gentlemen:

We are Maryland counsel to RAIT Financial Trust, a self-managed and self-advised Maryland real estate investment trust (the "**Company**"), in connection with certain matters of Maryland law arising out of a shareholder proposal submitted, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, by Edward S. Friedman (the "**Proposal**") and the related Supporting Statement (the "**Supporting Statement**") for inclusion in the Company's proxy statement and form of proxy (collectively, the "**2017 Proxy Materials**") for its 2017 Annual Meeting of Shareholders. We have been asked to consider whether: (1) the Proposal is a proper subject for action by shareholders of the Company under Maryland law; (2) the Proposal, if implemented, would cause the Board or Company to violate Maryland law; and (3) given the mandatory nature of the Proposal, the Company lacks the power or authority to implement the Proposal where the Company's Board of Trustees (the "**Board**") has not approved the actions contemplated by the Proposal. In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined the Amended and Restated Declaration of Trust of the Company, as amended (the "**Declaration of Trust**"), the Amended and Restated Bylaws of the Company, as amended (the "**Bylaws**"), the Proposal, the Supporting Statement and such matters of law as we have deemed necessary or appropriate to issue this opinion.

The Proposal would, among other things, direct the Board to externalize the management of the Company by contracting with a third party to serve as the Company's external advisor. The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. The Proposal includes the following proposed resolution for the Company's shareholders to vote upon:

"RESOLVED, that the shareholders of RAIT Financial Trust ("RAIT") hereby direct the board of trustees ("Board") to take the steps necessary to externalize management by entering into an advisory agreement with an external adviser, which may be NexPoint Real Estate Advisors ("NexPoint"), an affiliate of Highland Capital Management ("Highland"), and to update shareholders on the externalization process within 60 days of the resolution's adoption."

I **The Proposal Is Not a Proper Subject for Shareholder Action Under Maryland Law**.

The Company is a real estate investment trust formed in accordance with the Maryland REIT Law (the "**MRL**," Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, the "**Corps. & Ass'ns. Article**"). Section 8-101(c) of the MRL defines a real estate investment trust as "an unincorporated business trust or association formed under this title in which property is acquired, held, managed, administered, controlled, invested or disposed of for the benefit and profit of any person who may become a shareholder." Section 8-102 of the MRL expressly recognizes a real estate investment trust as "a separate legal entity" that is "a permitted form of unincorporated business trust or association." Real estate investments trusts formed under the MRL are distinguished from common-law and other trusts in that **they are structured, governed and operate in substantially the same manner as Maryland corporations** (emphasis added). *See* James J. Hanks, Jr.[1], *Federally Tax-Qualified Real Estate Investment Trusts Formed Under Maryland Law*, at p. 5 (2015) (Hanks), https://goo.gl/1MLNSX.

A Maryland real estate investment trust must be managed through the direction of a board of trustees elected by its shareholders. Section 8-202(b)(v) and (vi) of the MRL; also *see* Hanks, *supra*, at 7-10 and Appendix, and Brief for the National Association of Real Estate Investment Trusts As Amicus Curiae Supporting Reversal, at p.13, Docket No. 14-1382, decided March 7, 2016, 577 US ___ (2016). The extent and scope of the duties of a trustee of a real estate investment trust are established pursuant to its declaration of trust and bylaws, and to the extent not so delineated, generally default to the analogous standards provided in the Maryland General Corporation Law (Titles 1 & 2 of the Corps. & Ass'ns. Article, the "**MGCL**"), as herein described. *See* Hanks, *supra*, fn 27, at p. 7; and Section 8-203(11) of the MRL. The Declaration of Trust is direct and unambiguous in regard to the management of the Company. Article V, Section 1 of the Declaration of Trust states that "the business and affairs of the Trust shall be managed under the direction of the Board of Trustees," and "the Board shall have full, exclusive and absolute power, control and authority over any and all property of the Trust." The Declaration of Trust further provides that it "shall be construed with a presumption in favor of the grant of power and authority to the Board", and that "[a]ny construction of the Declaration of Trust or determination made in good faith by the Board concerning its powers and authority hereunder shall be conclusive." Thus, all authority in respect to the management of the Company is reserved to the Board pursuant to the

---

[1] James J. Hanks, Jr. is the author of the treatise *Maryland Corporation Law* (a National Corporation Law Series treatise published by Wolters Kluwer). His treatise and his writings are regularly cited as authority by the courts of the State of Maryland in regard to issues relating to the MGCL and MRL.

Declaration of Trust. Section 101 of the Bylaws is in accord with the Declaration of Trust, providing that "[t]he business, property and affairs of the Trust shall be managed by its Board."

None of the Declaration of Trust, the Bylaws or the MRL (and by analogy, the MGCL) reserve to the Company's shareholders any power or authority to manage the Company's business, assets or affairs of the, or to direct the Board in its management of the Company's business, assets and affairs such that the shareholders could mandate that the Board take the actions contemplated by the Proposal, including the mandate that the Company enter into an advisory agreement with an external advisor. Further, in addition to specifically detailing the Board's exclusive authority to manage the Company's business and affairs and the Board's "full, exclusive and absolute power, control and authority over any and all property of the Trust," the Declaration of Trust prevents intrusions upon the Board's exclusive authority to manage the Company, by (i) specifically enumerating in Article VIII, Section 2 the matters that the Company's shareholders may vote upon and limiting such matters to the election of trustees and certain extraordinary matters, and (ii) expressly providing that shareholders have no right to vote on anything with respect to the general or ongoing management of the Company unless the Board was to determine otherwise in its sole discretion, declare a proposed action as being advisable and direct that the matter be submitted to the shareholders for approval or ratification. Article VIII, Section 2 of the Declaration of Trust provides as follows:

> "Voting Rights. Subject to the provisions of any class or series of Shares then outstanding, **the shareholders shall be entitled to vote only on the following matters** (emphasis added): (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) such other matters with respect to which a vote of the shareholders is required by applicable law or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. **Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees** (emphasis added)."

The matters contemplated by the Proposal, as well as the Proposal itself, are not within the enumerated matters that the Declaration of Trust permits the Company's shareholders to vote upon. Hence, the Declaration of Trust and the Bylaws, which under the MRL (and by analogy, the MGCL) are controlling, grant the Board complete and exclusive authority regarding the management of the business and affairs of the Company. That complete and exclusive authority extends to not only any decision whether to take the actions contemplated by the Proposal, including the mandate that the Company enter into an advisory agreement with an external advisor, but also any decision whether to even have shareholders vote on any proposal related thereto, irrespective of whether such proposal was cast as binding or precatory. In other words, pursuant to the Declaration of Trust, the Company cannot be required to present a proposal to the Company's shareholders to be voted upon, binding or precatory, unless the matters covered by the proposal are within the enumerated matters specifically described in the Declaration of Trust, or the Board was to declare a proposed action as being advisable and, in its sole discretion, direct that the matter be submitted to the shareholders for approval or ratification.

As previously referenced, it should also be noted that the courts of the State of Maryland regularly apply analogous provisions of the MGCL when considering issues relating to the establishment, management and operation of real estate investment trusts formed under the MRL, and in the absence of express direction in a real estate investment trust's declaration of trust or bylaws, apply the default provisions set forth in the MGCL. Consequently, Section 2-401(a) of the MGCL, which provides that "the business and affairs of the corporation shall be managed **under the direction of the board of directors"** (emphasis added), would be applied equally with respect to real estate investment trusts formed under the MRL. Further, Section 2-401(b), which would be equally applicable to real estate investment trusts, states that "[a]ll powers of the corporation may be exercised **by or under authority of the board of directors** except as conferred on or reserved to the stockholders by law or by the charter or bylaws of the corporation" (emphasis added). Courts interpreting Section 2-401 of the MGCL have held that the board of directors of a Maryland corporation (and by analogy, the board of trustees of a Maryland real estate investment trust) may exercise all of the powers of a corporation (or real estate investment trust) unless conferred upon or reserved to stockholders (or shareholders). See *Hecht v. Resolution Trust Corp.*, 333 Md. 324, 331-332, (1994); *Martin Marietta Corp. v. Bendix Corp.*, 549 F. Supp. 623,633 n.5 (D.Md. 1982).

Given the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the business and affairs of the Company, and the complete lack of authority of the Company's shareholders to vote on the Proposal, regardless of whether the Proposal is precatory or binding, the Proposal is prevented from being a proper subject for shareholder action under applicable Maryland law.

II. **The Proposal, if Implemented, Would Cause the Company to Violate Maryland Law**

As noted above, the Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. The Proposal's resolution calls upon the Company's shareholders to "direct the board of trustees ... to take the necessary steps to externalize management." As such, the Proposal would violate applicable Maryland law by impinging upon the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the business and affairs of the Company, including the Board's exclusive authority to determine the Company's management structure and whether it is in the best interests of the shareholders for the Company to be internally-managed or externally-managed.

Further, trustees of a Maryland real estate investment trust are subject to a statutory standard of care in the exercise of their duties. Violation of this statutory standard is a violation of the MGCL (and by reference, the MRL). Section 8-601.1 of the MRL applies Section 2-405.1 of the MGCL, in its entirety, to real estate investment trusts. Under this provision (Section 2-405.1(c), in particular), a failure by a trustee to comply with the statutory standards of care is a violation of statutory duties, and vitiates the trustee's immunity from suit under Section 5-417 of the Courts and Judicial Proceedings Article of the Annotated Code of Maryland. When undertaking the exercise of management authority (which, as noted in the prior section of this opinion, is the exclusive domain of trustees), including, deciding whether or not to externalize management (as provided in the Proposal), Section 2-405.1 of the MGCL requires each trustee of a real estate investment trust to perform his or her duties as a trustee (1) in good faith; (2) in a manner he or she reasonably believes to be in the best interests of the real estate investment trust; and (3) with the care that an ordinarily prudent person in a like position would use under similar circumstances. The MRL, therefore, requires trustees to exercise independent judgment in the performance of their duties, and the surrender of their statutory duties to shareholders, in a manner not otherwise enabled under the Declaration of Trust or Bylaws, would cause the Company to violate applicable Maryland law. If approved, the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of shareholders, which would represent a violation of the Board's statutory duties to the Company's shareholders and, accordingly, a violation of applicable Maryland law.

III. **The Company Lacks the Power or Authority to Implement the Proposal**.

The Proposal is not cast as a recommendation or request but as a mandate intended to be binding on the Company and the Board. If approved, implementing the Proposal would require the Company to enter into an advisory agreement with an external adviser irrespective of whether the Board determined that such action was in the best interests of shareholders. Accordingly, if adopted, given its mandatory nature, the Proposal would improperly and unlawfully interfere with the exclusive authority of the Board under the Declaration of Trust, the Bylaws and the MRL (and by analogy the MGCL) to manage the Company's business and affairs, including determining the management structure to be adopted by the Company and whether it is in the best interests of shareholders for the Company to be internally-managed or externally-managed. Since the Company cannot be required by its shareholders to externalize its management, the mandatory nature of the Proposal would cause the Company to lack the power or authority to implement the Proposal where the Board has not approved the actions contemplated by the Proposal.

IV. **Opinion**.

Based upon the foregoing analysis and subject to the limitations, assumptions and qualifications set forth herein, it is our opinion that (1) the Proposal is not a proper subject for action by shareholders under Maryland law, (2) the Proposal would, if implemented, cause the Company to violate Maryland law, and (3) given the mandatory nature of the Proposal, the

Duane Morris

Company lacks the power or authority to implement the Proposal where the Board has not approved the actions contemplated by the Proposal.

The foregoing opinion is limited to the MRL (and by analogy and cross-reference, the MGCL), and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MRL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MRL, or any judicial interpretation of any provision of the MRL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal the Supporting Statement and your stated intention to exclude the Proposal and the Supporting Statement from the 2017 Proxy Materials (the "**Purpose**"). Without our written consent, this letter and the opinion herein may not be (i) used by you for anything other than the Purpose, (ii) furnished to any third party or (iii) relied upon by any other person or entity. Notwithstanding the foregoing, you may furnish a copy of this letter to the Staff of the Securities and Exchange Commission (the "**Staff**") in connection with the Purpose, and/or Morgan Lewis & Bockius LLP. Morgan, Lewis & Bockius LLP (a) may use this letter and rely upon it, in connection with any correspondence on your behalf that relates to the Purpose, and (b) furnish or quote this letter, on your behalf, to the Staff in connection with any correspondence with the Staff on your behalf that relates to the Purpose. Further, we consent to you or, on your behalf, Morgan, Lewis & Bockius LLP, furnishing a copy of this opinion to the Staff and the proponent in connection a request by you or, on your behalf, by Morgan, Lewis & Bockius LLP, for confirmation of no-action by the Staff with respect to the Purpose.

Very truly yours

Duane Morris LLP

Morgan Lewis

EXHIBIT C

THE AMENDED AND RESTATED DECLARATION OF TRUST
OF
RAIT FINANCIAL TRUST

I.D. NO# D4761789
ACKN. NO. - 137C3111558
RESOURCE ASSET INVESTMENT TRUST

STATE DEPARTMENT OF ASSESSMENTS AND TAXATION
APPROVED FOR RECORD
1-7-98 at 11:00 a.m.

VESTMENT TRUST

01/07/98 AT 11:00 A.M.

ARTICLES OF AMENDMENT
OF
AMENDED AND RESTATED DECLARATION OF TRUST

80128100

Resource Asset Investment Trust, a Maryland real estate investment trust (the "Trust") under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, desiring to amend its Amended and Restated Declaration of Trust as currently in effect hereby states:

FIRST: That at a meeting of the Board of Trustees of the Trust, resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Declaration of Trust of the Trust, declaring said amendment to be advisable and directing that the proposed amendment be put to a vote of the stockholders of the Trust.

SECOND: That thereafter, the proposed amendment was adopted by a Consent in Writing of the Sole Stockholder, in lieu of a meeting, in accordance with Section 2-505 of the General Corporation Law of the state of Maryland, which Consent in Writing was signed by the holders of the outstanding stock of the Corporation having not less than the minimum number of votes that would be necessary to adopt the amendment at a meeting at which all shares entitled to vote thereon were present and voted.

THIRD: That the amendment adopted by the Trust, set forth in full, is as follows:

Article VII Section 1(A)(13), Section 1(J)(3) and Section 5 are hereby amended so that each and every reference in each such Section to "8.5%" shall be stricken and "8.3%" inserted in its place.

IN WITNESS WHEREOF, this Articles of Amendment of Amended and Restated Declaration of Trust has been signed as of the 29th day of December, 1997, by the undersigned Chairman of the Board of Trustees of the Trust and witnessed by the undersigned Secretary of the Trust, each of whom acknowledges that this document is his/her free act and deed, and that to the best of his/her knowledge, information and belief, the matters and facts set forth herein are true in all material respects and that the statement is made under the penalties for perjury.

RESOURCE ASSET INVESTMENT TRUST

ATTEST:

Jay J. Eisner, Secretary

Betsy Z. Cohen, Chairman

IN WITNESS WHEREOF, this Articles of Amendment of Amended and Restated Declaration of Trust has been signed as of the 29th day of December, 1997, by the undersigned Trustees of the Trust each of whom acknowledges that this document is his/her free act and deed, and that to the best of his/her knowledge, information and belief, the matters and facts set forth herein are true in all material

respects and that the statement is made under the penalties for perjury.

TRUSTEES:

Betsy Z. Cohen	Jonathan Z. Cohen
Jerome S. Goodman	Joel R. Mesznik
Daniel Promislo	Jack L. Wolgin

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respects and that the statement is made under the penalties for perjury.

TRUSTEES:

Betsy Z. Cohen	Jonathan Z. Cohen
Jerome S. Goodman	Joel R. Mesznik
Daniel Promislo	Jack L. Wolgin

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respects and that the statement is made under the penalties for perjury.

TRUSTEES:

Betsy Z. Cohen	Jonathan Z. Cohen
Jerome S. Goodman	Joel R. Mesznik
Daniel Promislo	Jack L. Wolgin

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respects and that the statement is made under the penalties for perjury.

TRUSTEES:

Betsy Z. Cohen	Jonathan Z. Cohen
Jerome S. Goodman	Joel R. Mesznik
Daniel Promislo	Jack L. Wolgin

dfg\rait\article.amd

respects and that the statement is made under the penalties for perjury.

TRUSTEES:

Betsy Z. Cohen	Jonathan Z. Cohen
Jerome S. Goodman	Joel R. Mesznik
Daniel Promislo	Jack L. Wolgin

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State of Maryland
DEPARTMENT OF ASSESSMENTS AND TAXATION
Charter Division

PARRIS N. GLENDENING, Governor
RONALD W. WINEHOLT, Director
PAUL B. ANDERSON, Administrator

DOCUMENT CODE 283-J. BUSINESS CODE ____ COUNTY 24
04761789 ____ P.A. ____ Religious ____ Close ____ Stock ____ Nonstock

Merging (Transferor) ____
Surviving (Transferee) ____

CODE	AMOUNT	FEE REMITTED
10	30	Expedited Fee
61		Rec. Fee (Arts. of Inc.)
20		Organ. & Capitalization
62	20	Rec. Fee (Amendment)
63		Rec. Fee (Merger, Consol.)
64		Rec. Fee (Transfer)
66		Rec. Fee (Revival)
65		Rec. Fee (Dissolution)
75		Special Fee
73		Certificate of Conveyance
21		Recordation Tax
22		State Transfer Tax
23		Local Transfer Tax
70		Change of P.O., R.A. or R.A.A.
31		____ Corp. Good Standing
600		Returns
52		Foreign Qualification
NA		Foreign Registration
51		Foreign Name Registration
53		Foreign Resolution
54		For. Supplemental Cert.
56		Penalty
50		Cert. of Qual. or Reg.
83		Cert. Limited Partnership
84		Amendment to Limited Partnership
85		Termination of Limited Partnership
80		For. Limited Partnership
91		Amend/Cancellation, For. Limited Part.
87		Limited Part. Good Standing
67		Cert. Limited Liability Partnership
68		LLP Amendment - Domestic
69		Foreign Limited Liability Partnership
74		LLP Amendment - Foreign
99		Art. of Organization (LLC)
98		LLC Amend, Diss, Continuation
97		LLC Cancellation.
96		Registration Foreign LLC
94		Foreign LLC Supplemental
92		LLC Good Standing (short)
13		____ Certified Copy ____
		Other ____

(New Name) ____

____ Change of Name
____ Change of Principal Office
____ Change of Resident Agent
____ Change of Resident Agent Address
____ Resignation of Resident Agent
____ Designation of Resident Agent and Resident Agent's Address
____ Change of Business Code
____ Adoption of Assumed Name
____ Other Change(s) ____

CODE 159

ATTENTION: R. Worthington

MAIL TO ADDRESS: ____

TOTAL FEES 50-

✓ Credit Card ____ Check ____ Cash

____ Documents on ____ checks

APPROVED BY: WM

NOTE: Articles of Amendment for a REIT

TELEPHONE (410) 767-1350
Room 809 – 301 West Preston Street – Baltimore, Maryland 21201
MRS (Maryland Relay Service) 1-800-735-2258 TT/Voice
FAX (410) 333-7097
web site: http://www.dat.state.md.us

ARTICLES OF INCORPORATION
OF
RESOURCE ASSET INVESTMENT TRUST

~~APPROVED AND RECEIVED FOR RECORD BY THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION~~

OF MARYLAND AUGUST 14, 1997 AT 10:00 O'CLOCK A. M. AS IN CONFORMITY WITH LAW AND ORDERED RECORDED.

ORGANIZATION AND CAPITALIZATION FEE PAID:	RECORDING FEE PAID:	SPECIAL FEE PAID:
$ 315.00	$ 20.00	$

D4761789

IT IS HEREBY CERTIFIED, THAT THE WITHIN INSTRUMENT, TOGETHER WITH ALL INDORSEMENTS THEREON, HAS BEEN RECEIVED, APPROVED AND RECORDED BY THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION OF MARYLAND.

M. BURR KEIM COMPANY
105 NORTH WATTS ST.
PHILADELPHIA PA 19107-1983

036C3114285

A 571043

RECORDED IN THE RECORDS OF THE STATE DEPARTMENT OF ASSESSMENTS AND TAXATION OF MARYLAND IN LIBER, FOLIO.

STATE OF MARYLAND

I hereby certify that this is a true and complete copy of the page document on file in this office. DATED: 8-14-97

STATE DEPARTMENT OF ASSESSMENTS AND TAXATION:

BY: ____________, Custodian

This stamp replaces our previous certification system. Effective: 6/95

DECLARATION OF TRUST

This **DECLARATION OF TRUST**, dated as of August 13, 1997 (this "Declaration of Trust"), by Betsy Z. Cohen, as the trustee, (the "Trustee"). The Trustee hereby agrees as follows:

1. The real estate investment trust created hereby (the "Trust") shall be known as "Resource Asset Investment Trust" in which name the Trustee, to the extent provided herein, may engage in the transactions contemplated hereby, make and execute contracts, and sue and be sued.

2. The Trustee hereby assigns, transfers, conveys and sets over to herself as Trustee, the aggregate sum of One Thousand Dollars ($1,000). The Trustee hereby acknowledges receipt of such amount in trust, which amount shall constitute the initial trust estate. The Trustee hereby declares that she will hold the trust estate in trust. It is the intention of the Trustee that the Trust created hereby constitute a real estate investment trust under Title 8 of the Annotated Code of Maryland (the "Maryland Code"), Corporations and Associations, § 8-101, *et seq.*, and that this document constitute the governing instrument of the Trust. The Trustee is hereby authorized and directed to execute and file this Declaration of Trust with the Maryland Secretary of State in accordance with the provisions of the Maryland Code.

3. The Trust shall have the authority to issue an aggregate of 225,000,000 shares of beneficial interest divided into two (2) classes consisting of (a) 200,000,000 Common Shares, $.01 par value per share and 25,000,000 Preferred Shares, $.01 par value per share.

(a) At any time, and from time to time, the Preferred Shares of the Trust may be divided into and issued in one or more classes of further classes of shares, or one or more series of shares, each of which classes or series shall be so designated as to distinguish the shares thereof from the shares of all other classes or series. All shares within any class or Preferred Shares shall be identical except as to the following relative rights and preferences, in respect of any or all of which there may be variations between different series of such class, namely the rate of dividend, the right of redemption, and the price at which, and the terms and conditions on which, shares may be redeemed, the amounts payable upon shares in the event of voluntary or involuntary liquidation, sinking fund provisions for the redemption or purchase of shares, the right of conversion, the terms and conditions on which the shares may be converted in the event the shares of any class or series are issued with the privilege of conversion, and the voting rights.

(b) The Trustee of the Trust is hereby expressly vested with the authority, by resolution, from time to time to divide the Preferred Shares of the Trust into one or more classes or series as aforesaid, to fix and determine the variable rights and preferences of any class or series so established.

4. The Trustee will enter into an amended and restated Declaration of Trust (the "Amended Declaration of Trust"), satisfactory to each such party and substantially in the form included as an exhibit to the 1933 Act Registration Statement (as defined below), to provide for the contemplated operation of the Trust created hereby, the issuance of the securities referred to therein and the addition to, or substitution for the Trustee hereunder. Prior to the execution and delivery of such Amended Declaration of Trust, the Trustee shall not have any duties or obligations hereunder or with respect to the trust estate, except as set forth herein or otherwise required by applicable law or as may be necessary to obtain prior to such execution and delivery any licenses, consents or approvals required by applicable law or otherwise.

5. The Trustee is hereby authorized and directed, (i) to file with the Securities and Exchange Commission (the "Commission") and execute, in each case on behalf of the Trust, (a) the Registration Statement on Form S-11 (the "1933 Act Registration Statement"), including any pre-effective or post-effective amendments to the 1933 Act Registration Statement, relating to the registration under the Securities Act of 1933, as amended, of the Common Shares of the Trust and (b) a Registration Statement on Form 8-A (the "1934 Act Registration Statement") (including all pre-effective and post-effective amendments thereto) relating to the registration of the Common Shares of the Trust under the Securities Exchange Act of 1934, as amended; (ii) to file with the Nasdaq Stock Market or any national stock exchange (each, an "Exchange") and execute on behalf of the Trust one or more listing applications and all other applications, statements, certificates, agreements and other instruments as shall be necessary or desirable to cause the Common Shares to be listed on any of the Exchanges; (iii) to file and execute on behalf of the Trust such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents as shall be necessary or desirable to register the Common Shares under the securities or blue sky laws of such jurisdictions as the Trustee, on behalf of the Trust, may deem necessary or desirable and (iv) to execute on behalf of the Trust an Underwriting Agreement relating to the Common Shares, between the Trust and the several Underwriters named therein, substantially in the form contemplated by the 1933 Act Registration Statement.

6. This Declaration of Trust may be executed in one or more counterparts.

7. The number of Trustees initially shall be one (1), Betsy Z. Cohen, who shall act as until the first annual meeting or until her successor is duly chosen and qualified, and thereafter, the number of trustees shall be such number as shall be fixed from time to time by a written instrument signed by the Trustee which may increase or decrease the number of trustees.

8. An annual meeting of the shareholders of the Trust for the election of trustees and for other business shall be held on a date fixed by the Trustee and set forth in an notice of annual meeting. Notice of the annual meeting of the shareholders, stating the time, place and purpose of the meeting, shall be given by the Trustee to each shareholder of record, at his registered address, at least 15 days and not more than 90 before the meeting and within 60 days after delivery to the shareholders of the Trust's annual report.

9. The trustees shall be elected by the shareholders of the Trust at the annual meeting of shareholders of the Trust. Each trustee shall be elected for the term of one year, and until his or her successor shall be elected and qualified.

10. The name and post office of the registered agent of the Trust in Maryland is Resagent, Inc., 7 St. Paul Street, Suite 1400, Baltimore, MD 21202.

11. This Declaration of Trust shall be governed by, and construed in accordance with the laws of the State of Maryland (without regard to conflict of laws principles).

IN WITNESS WHEREOF, the Trustee has caused this Declaration of Trust to be duly executed as of the day and year first above written.

Betsy Z. Cohen, Trustee

:pbrown\document\rait\declar.trs

RESOURCE ASSET INVESTMENT TRUST

ARTICLES OF AMENDMENT
OF
AMENDED AND RESTATED DECLARATION OF TRUST

Resource Asset Investment Trust, a Maryland real estate investment trust (the "Trust") under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, desires to amend its Amended and Restated Declaration of Trust as currently in effect and, in connection therewith, hereby states:

FIRST: In an Action by Unanimous Consent in Writing of the Board of Trustees of the Trust, resolutions were duly adopted setting forth a proposed amendment to the Amended and Restated Declaration of Trust of the Trust, declaring that the amendment was advisable and in the best interests of the Trust and further directing that the proposed amendment be submitted to a vote of the shareholders of the Trust.

SECOND: The proposed amendment was thereafter submitted to and adopted by the affirmative vote of more than two-thirds of all the votes entitled to be cast at the annual meeting of shareholders, in accordance with Section 2-501 of the General Corporation Law of the State of Maryland.

THIRD: The amendment adopted by the Trust is as follows:

Article II of the Amended and Restated Declaration of Trust is hereby amended such that the name of the Trust shall be RAIT Investment Trust.

IN WITNESS WHEREOF, these Articles of Amendment of the Amended and Restated Declaration of Trust have been executed as of the 27th day of September, 2000, by the undersigned Chairman of the Board of Trustees of the Trust and witnessed by the undersigned Secretary of the Trust, each of whom acknowledges that this document is his/her free act and deed, and that to the best of his/her knowledge, information and belief, the matters and facts set forth herein are true in all material respects and that the statement is made under the penalties for perjury.

ATTEST: RESOURCE ASSET INVESTMENT TRUST

Jonathan Z. Cohen, Secretary

Betsy Z. Cohen, Chairman

ID # D04761789 ACK # 1000229865000000
LIBER: B00187 FOLIO: 0222 PAGES: 0003
RAIT INVESTMENT TRUST

STATE OF MARYLAND

I hereby certify that this is a true and complete copy of the 3 page document on file in this office. DATED: 8/14/14

STATE DEPARTMENT OF ASSESSMENTS AND TAXATION:

09/29/2000 AT 10:44 A WO # 0000366917

BY: ________, Custodian

This stamp replaces our previous certification system. Effective: 6/95

IN WITNESS WHEREOF, these Articles of Amendment of the Amended and Restated Declaration of Trust have been executed as of the 27th day of September, 2000, by the undersigned Trustees of the Trust each of whom acknowledges that this document is his/her free act and deed, and that to the best of his/her knowledge, information and belief, the matters and facts set forth herein are true in all material respects and that the statement is made under the penalties for perjury.

TRUSTEES:

Betsy Z. Cohen	Jonathan Z. Cohen
Joel R. Mesznik	Edward S. Brown
Daniel Promislo	S. Peter Albert

wsv/rait/art amend

** EXPEDITED SERVICE ** ** KEEP WITH DOCUMENT **

DOCUMENT CODE 71A BUSINESS CODE 13

D 476189

STATE OF MARYLAND
DEPT OF ASSESSMENTS AND TAXATION
CUST ID:0000488260
WORK ORDER:0000366917
DATE:10-03-2000 06:44 PM
AMT. PAID:$70.00

Close_____ Stock_____ Nonstock_____

P.A._____ Religious_____

Merging (Transferor)_____ Surviving (Transferee)_____

FEES REMITTED

Base Fee:	20	(New Name)	RAIT Investment Trust
Org. & Cap. Fee:			
Expedite Fee:	50		
Penalty:			
State Recordation Tax:			
State Transfer Tax:		✓	Change of Name
Certified Copies:			Change of Principal Office
Copy Fee:			Change of Resident Agent
Certificates:			Change of Resident Agent Address
Certificate Fee:			Resignation of Resident Agent
Other:			Designation of Resident Agent and Resident Agent's Address
TOTAL FEES:	70		Change of Business Code
			Adoption of Assumed Name
			Other Change(s)

Credit Card ✓ Check_____ Cash_____

_____ Documents on _____ Checks

APPROVED BY: [signature]

KEYED BY: _____

COMMENT(S):

CODE 159

ATTENTION: M. Burr Keim Co.

MAIL TO ADDRESS:_____

11/19/97 350p

RESOURCE ASSET INVESTMENT TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

Dated as of November 12, 1997

I.D. NO# D4761789
ACKN. NO. - 10103115142
RESOURCE ASSET INVESTMENT TRUST

11/19/97 AT 03:50 P.M.

73248372

TABLE OF CONTENTS

Resource Asset Investment Trust, a Maryland real estate investment trust (the "Trust") under Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland ("Title 8"), desires to amend and restate its Declaration of Trust as currently in effect and as hereinafter amended.

This amendment and restatement of the Trust's Declaration of Trust was advised by the sole trustee of the Trust and approved by the sole trustee and the sole stockholder of the Trust.

The following provisions are all the provisions of the Declaration of Trust currently in effect and as hereinafter amended;

ARTICLE I

FORMATION

The Trust is a real estate investment trust (a "REIT") within the meaning of Title 8. The Trust shall not be deemed to be a general partnership, limited partnership, joint venture, joint stock company or a corporation, provided that nothing herein shall preclude the Trust from being treated for tax purposes as an association under the Internal Revenue Code of 1986, as amended (the "Code").

ARTICLE II

NAME

The name of the Trust is:

Resource Asset Investment Trust

Under circumstances in which the Board of Trustees of the Trust (the "Board of Trustees" or "Board") determines that the use of the name of the Trust is not practicable, the Trust may use any other designation or name for the Trust.

ARTICLE III

PURPOSES AND POWERS

Section 1. Purposes. The purposes for which the Trust is formed are to invest in and to acquire, hold, manage, administer, control and dispose of loans relating to real property, real property and interests in real property, including, without limitation or obligation, engaging in business as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). Such activities may be entered into directly by the Trust, through qualified REIT subsidiaries of the Trust, or through partnerships of which the general partner is the Trust or a qualified REIT subsidiary of the Trust.

Section 2. Powers. The Trust shall have all of the powers granted to REITs by Title 8 and all other powers set forth in the Declaration of Trust which are not inconsistent with law and are appropriate to promote and attain the purposes set forth in the Declaration of Trust.

ARTICLE IV

RESIDENT AGENT

The name of the resident agent of the Trust in the State of Maryland is Resagent, Inc., whose post office address is 7 St. Paul Street, Suite 1407, Baltimore, Maryland 21202. The resident agent is a domestic corporation of and resides in the State of Maryland. The Trust may have such offices or places of business within or outside the State of Maryland as the Board of Trustees of the Trust may from time to time determine.

ARTICLE V

BOARD OF TRUSTEES

Section 1. Powers.

(A) Subject to any express limitations contained in the Declaration of Trust or in the Bylaws, (i) the business and affairs of the Trust shall be managed under the direction of the Board of Trustees and (ii) the Board shall have full, exclusive and absolute power, control and authority over any and all property of the Trust. The Board may take any action as it, in its sole judgment and discretion, deems necessary or appropriate to conduct the business and affairs of the Trust. The Declaration of Trust shall be construed with a presumption in favor of the grant of power and authority to the Board. Any construction of the Declaration of Trust or determination made in good faith by the Board concerning its powers and authority hereunder shall be conclusive. The enumeration and definition of particular powers of the Trustees included in the Declaration of Trust or in the Bylaws shall in no way be construed or deemed by inference or otherwise in any manner to exclude or limit the powers conferred upon the Board of Trustees under the general laws of the State of Maryland or any other applicable laws.

(B) Except as otherwise provided in the Bylaws of the Trust (the "Bylaws"), the Board, without any action by the shareholders of the Trust, shall have and may exercise, on behalf of the Trust, without limitation, the power to adopt, amend and repeal Bylaws; to elect officers in the manner prescribed in the Bylaws; to solicit proxies from holders of shares of beneficial interest of the Trust; and to do any other acts and deliver any other documents necessary or appropriate to the foregoing powers.

(C) It shall be the duty of the Board of Trustees to ensure that the Trust satisfies the requirements for qualification as a REIT under the Code, including, but not limited to, the ownership of outstanding shares of its beneficial interest, the nature of its assets, the sources of its income, and the amount and timing of its distributions to its shareholders. The Board of Trustees shall take no action to disqualify the Trust as a REIT or to otherwise revoke the Trust's election to be taxed as a REIT without the affirmative vote of a majority of the number of shares of beneficial interest entitled to vote on such matter at a meeting of the Shareholders.

Section 2. Number; Initial Board; Term.

(A) The number of Trustees shall be established by the Board of Trustees from time to time by majority vote, but shall not be less than three nor more than nine, but such upper and lower limits may be increased or decreased by a vote of at least seventy-five percent (75%) of the Trustees then in office from time to time; provided that the number of Trustees so established shall not be less than the number required by Maryland law. No reduction in the number of Trustees shall cause the removal of any Trustee from office prior to the expiration of his term.

(B) The Trustee, as of the date on which this Declaration of Trust has been amended and restated, as set forth above, is Betsy Z. Cohen, but only for so long as such Trustee shall continue to serve as a Trustee of the Trust hereunder. The term of each of the following Trustees (the "Initial Trustees") shall commence on the date hereof and shall continue until the annual meeting of Shareholders in 1998 and until their successors shall have been duly elected and shall have qualified:

<u>Name</u>

Betsy Z. Cohen

Jonathan Z. Cohen

Jerome S. Goodman

Daniel Promislo

Joel R. Mesznik

Jack L. Wolgin

(C) Beginning with the annual meeting of Shareholders in 1998 and at each succeeding annual meeting of Shareholders, the Trustees will be elected to hold office for a term expiring at the succeeding annual meeting. Each Trustee will hold office for the term for which he is elected and until his successor is duly elected and qualified.

(D) The Trustees may fill any vacancy on the Board of Trustees, whether resulting from an increase in the number of Trustees or otherwise, at any regular meeting of the Trustees or any special meeting called for such purpose by a majority vote of the remaining Trustees, subject to the provisions of Section 4 below. It shall not be necessary to list in the Declaration of Trust the names and addresses of any Trustees hereinafter elected.

Section 3. <u>Resignation, Removal or Death</u>. Any Trustee may resign by written notice to the Board, effective upon execution and delivery to the Trust of such written notice or upon any future date specified in the notice. Subject to the rights of holders of one or more classes or series of Preferred Shares to elect one or more Trustees, a Trustee may be removed at any time, with or without cause, at a meeting of the shareholders, by the affirmative vote of the holders of not less than two-thirds of the Shares then outstanding and entitled to vote generally in the election of Trustees.

Section 4. Independent Trustees. Notwithstanding anything herein to the contrary, at all times (except during a period not to exceed sixty (60) days following the death, resignation, incapacity or removal from office of a Trustee prior to expiration of the Trustee's term of office), a majority of the Board of Trustees shall be comprised of persons who, within the last two years, have not been (i) Affiliates (as such term is defined in Section 5, below) of Resource America, Inc., JeffBanks, Inc., Brandywine Construction & Management, Inc. or their Affiliates, (ii) officers of the Trust or any subsidiary of the Trust, or (iii) have had any material business or professional relationship with the Trust, any subsidiary of the Trust, Resource America, Inc., Brandywine Construction & Management, Inc., JeffBanks, Inc. or their Affiliates (each such person serving on the Board of Trustees being an "Independent Trustee"). Independent Trustees shall nominate replacements for vacancies among the Independent Trustees' positions. In the event that, after the closing of the Initial Public Offering, a majority of the Trustees are not Independent Trustees by reason of the resignation or removal of one or more Independent Trustees or otherwise, the remaining Independent Trustees (or, if there are no Independent Trustees, the remaining members of the Board of Trustees) shall promptly elect that number of Independent Trustees necessary to cause the Board of Trustees to include a majority of Independent Trustees.

Section 5. Definition of Affiliate. For purposes of Section 4, above, "Affiliate" of a person shall mean (i) any person that, directly or indirectly, controls or is controlled by or is under common control with such person, (ii) any other person that owns, beneficially, directly or indirectly, five percent (5%) or more of the outstanding capital shares, shares or equity interests of such person, or (iii) any officer, director, employee, partner or trustee of such person or of any person controlling, controlled by or under common control with such person (excluding trustees and persons serving in similar capacities who are not otherwise an Affiliate of such person). The term "person" means and includes individuals, corporations, general and limited partnerships, stock companies or associations, joint ventures, associations, companies, trusts, banks, trust companies, land trusts, business trusts, or other entities and governments and agencies and political subdivisions thereof. For the purpose of this definition, "control" (including the correlative meanings of the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, through the ownership of voting securities, partnership interests or other equity interests.

Section 6. Business Activities by Trustees. Unless otherwise agreed between the Trust and the Trustees, each individual Trustee, including each Independent Trustee, may engage in other business activities of the type conducted by the Trust and is not required to present to the Trust any investment opportunities presented to them even though the investment opportunities may be within the scope of the Trust's investment policies.

ARTICLE VI

SHARES OF BENEFICIAL INTEREST

Section 1. Authorized Shares. The beneficial interest of the Trust shall be divided into shares of beneficial interest (the "Shares"). The Trust has authority to issue Two Hundred Million (200,000,000) common shares of beneficial interest, $.01 par value per share ("Common Shares"), and Twenty Five Million (25,000,000) preferred shares of beneficial interest, $.01 par value per share ("Preferred Shares"). The Trustees, without any action by the shareholders of the Trust, by a majority vote, may amend the Declaration of Trust from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class that the Trust has authority to issue.

Section 2. Common Shares. Subject to the provisions of Article VII, each Common Share shall entitle the holder thereof to one vote on each matter upon which holders of Common Shares are entitled to vote. The Board of Trustees may reclassify any unissued Common Shares from time to time in one or more classes or series of Shares.

Section 3. Preferred Shares. The Board of Trustees may classify any unissued Preferred Shares and reclassify any previously classified but unissued Preferred Shares of any series from time to time, in one or more series of Shares.

Section 4. Classified or Reclassified Shares. Prior to issuance of classified or reclassified Shares of any class or series, the Board of Trustees by resolution shall (a) designate that class or series to distinguish it from all other classes and series of Shares; (b) specify the number of Shares to be included in the class or series; (c) set, subject to the provisions of Article VII and subject to the express terms of any class or series of Shares outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each series; and (d) cause the Trust to file articles supplementary with the State Department of Assessments and Taxation of Maryland ("SDAT"). Any of the terms of any class or series of Shares set pursuant to clause (c) of this Section 4 may be made dependent upon facts or events ascertainable outside the Declaration of Trust (including determinations by the Board of Trustees or other facts or events within the control of the Trust) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of Shares is clearly and expressly set forth in articles supplementary filed with the SDAT.

Section 5. Authorization by Board of Share Issuance. The Board of Trustees may authorize the issuance from time to time of Shares of any class or series, whether now or hereafter authorized, or securities or rights convertible into Shares of any class or series, whether now or hereafter authorized, for such consideration (whether in cash, property, past or future services, obligation for future payment or otherwise) as the Board of Trustees may deem advisable (or without consideration in the case of a Share split or Share dividend), subject to such restrictions or limitations, if any, as may be set forth in the Declaration of Trust or the Bylaws of the Trust. Notwithstanding any other provision in the Declaration of Trust, no determination shall be made by the Board of Trustees nor shall any transaction be entered into by the Trust which would cause any Shares or other beneficial interest in the Trust not to constitute "transferable shares" or "transferable certificates of beneficial interest" under Section

856(a)(2) of the Code or which would cause any distribution to constitute a preferential dividend as described in Section 562(c) of the Code.

Section 6. Dividends and Distributions. The holders of all Common Shares will participate equally in dividends payable to holders of Common Shares when and as authorized and declared by the Board of Trustees and in net assets available for distribution to holders of Common Shares upon liquidation or dissolution. The Board of Trustees may from time to time authorize and declare to shareholders such dividends or distributions, in cash or other assets of the Trust or in securities of the Trust or from any other source as the Board of Trustees in its discretion shall determine. The Board of Trustees shall endeavor to declare and pay such dividends and distributions as shall be necessary for the Trust to qualify as a REIT under the Code; however, shareholders shall have no right to any dividend or distribution unless and until authorized and declared by the Board. The exercise of the powers and rights of the Board of Trustees pursuant to this Section shall be subject to the provisions of any class or series of Shares at the time outstanding.

Section 7. General Nature of Shares. All Shares shall be personal property entitling the shareholders only to those rights provided in the Declaration of Trust. The shareholders shall have no interest in the property of the Trust and shall have no right to compel any partition, division, dividend or distribution of the Trust or of the property of the Trust. The death of a shareholder shall not terminate the Trust. The Trust is entitled to treat as shareholders only those persons in whose names Shares are registered as holders of Shares on the beneficial interest ledger of the Trust.

Section 8. Fractional Shares. The Trust may, without the consent or approval of any shareholder, issue fractional Shares, eliminate a fraction of a Share by rounding up or down to a full Share, arrange for the disposition of a fraction of a Share by the person entitled to it, or pay cash for the fair value of a fraction of a Share.

Section 9. Declaration of Trust and Bylaws. All shareholders are subject to the provisions of the Declaration of Trust and the Bylaws of the Trust.

ARTICLE VII

RESTRICTIONS ON TRANSFER AND SHARES-IN-TRUST

Section 1. Restrictions on Transfer.

(A) Definitions. The following terms shall have the following meanings:

(1) "Beneficial Ownership" shall mean ownership of Equity Shares (or options to acquire Equity Shares) by a Person who would be treated as an owner of such Equity Shares either directly or indirectly through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns," and "Beneficially Owned" shall have correlative meanings.

(2) "Beneficiary" shall mean, with respect to any Share Trust, one or more organizations described in each of Section 170(b)(1)(A) (other than clauses (vii) or (viii) thereof) and Section 170(c)(2) of the Code that are named by the Share Trust as the beneficiary or beneficiaries of such Share Trust, in accordance with the provisions of Section 2(A) hereof.

(3) "Board of Trustees" shall mean the Board of Trustees of the Trust.

(4) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(5) "Constructive Ownership" shall mean ownership of Equity Shares (or options to acquire Equity Shares) by a Person who would be treated as an owner of such Equity Shares either directly or indirectly through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns," and "Constructively Owned" shall have correlative meanings.

(6) "Equity Shares" shall mean shares that are either Preferred Shares or Common Shares. The term "Equity Shares" shall include all Preferred Shares or Common Shares that are held as Shares-in-Trust in accordance with the provisions of Section 2 hereof.

(7) "Exchange Rights" shall mean the rights granted under the RAIT Partnership, L.P. Partnership Agreement to the limited partners to exchange, under certain circumstances, their limited partnership interests for cash (or, at the option of the Trust, Common Shares).

(8) "Excluded Holder" shall mean Resource America, Inc.

(9) "Excluded Holder Limit" shall mean, (i) the lesser of (A) 15% of the number of outstanding Common Shares or (B) the Adjusted Excluded Holder Percentage (as defined in Section 1(I) of this Article VII). The Excluded Holder Limit shall be adjusted on any day that the Adjusted Excluded Holder Percentage changes as provided in Section 1(I) of this Article VII. The Excluded Holder shall be subject to the Ownership Limit with respect to any Preferred Shares acquired by the Excluded Holder.

(10) "Initial Public Offering" means the sale of Common Shares pursuant to the Trust's first effective registration statement for such Common Shares filed under the Securities Act of 1933, as amended.

(11) "Market Price" on any date shall mean the average of the Closing Price for the five consecutive Trading Days ending on such date. The "Closing Price" on any date shall mean the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Equity Shares are listed or admitted to trading or, if the Equity Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations system that may then be in use or, if the Equity Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Equity Shares selected by the Board of Trustees. "Trading Day" shall mean a day on which the principal national securities exchange on which the Equity Shares are listed or admitted to trading is open for the transaction of business or, if the Equity Shares are not listed or admitted to trading on any national securities exchange, shall mean any day other than a Saturday, a Sunday or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

(12) "Non-Transfer Event" shall mean an event (other than a purported Transfer) that would cause (i) any Person (other than the Excluded Holder with respect to

Common Shares) to Beneficially Own or Constructively Own Equity Shares in excess of the Ownership Limit or (ii) the Excluded Holder to Beneficially Own or Constructively Own Common Shares in excess of the Excluded Holder Limit, including, but not limited to, the granting of any option or entering into any agreement for the sale, transfer or other disposition of Equity Shares or the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Equity Shares.

(13) "Ownership Limit" initially shall mean 8.5% of the number of outstanding Common Shares and 9.8% of the outstanding number of any series of Preferred Shares. After any adjustment provided for in Section 1(J) of this Article VII, the Ownership Limit with respect to Common Shares shall be increased (but not above 9.8%) as set forth in such Section.

(14) "Partnership Unit" shall mean a fractional, undivided share of the partnership interests of RAIT Partnership, L.P., a Delaware limited partnership.

(15) "Permitted Transferee" shall mean any Person designated as a Permitted Transferee in accordance with the provisions of Section 2(E) hereof.

(16) "Person" shall mean an individual, corporation, partnership, estate, trust, a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a "group" as that term is used for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

(17) "RAIT Partnership Agreement" shall mean the agreement of limited partnership of RAIT Partnership, L.P., a Delaware limited partnership, as amended and restated.

(18) "Prohibited Owner" shall mean, with respect to any purported Transfer or Non-Transfer Event, any Person who, but for the provisions of Section 1(C) hereof, would own record title to Equity Shares.

(19) "REIT" shall mean a real estate investment trust under Section 856 of the Code.

(20) "Restriction Termination Date" shall mean the first day after the date of the Initial Public Offering on which the Board of Trustees and the shareholders of the Trust determine, pursuant to Article V, Section 1(C), that it is no longer in the best interests of the Trust to attempt to, or continue to, qualify as a REIT.

(21) "Shares-in-Trust" shall mean any Equity Shares designated Shares-in-Trust pursuant to Section 1(C) hereof.

(22) "Share Trust" shall mean any separate trust created pursuant to Section 1(C) hereof and administered in accordance with the terms of Section 2 hereof, for the exclusive benefit of any Beneficiary.

(23) "Share Trustee" shall mean any person or entity unaffiliated with both the Trust and any Prohibited Owner, such Share Trustee to be designated by the Trust to act as trustee of any Share Trust, or any successor trustee thereof.

(24) "Transfer" (as a noun) shall mean any sale, transfer, gift, assignment, devise or other disposition of Equity Shares, whether voluntary or involuntary, whether of

record, constructively or beneficially and whether by operation of law or otherwise. "Transfer" (as a verb) shall have the correlative meaning.

(B) Restriction on Transfers.

(1) Except as provided in Section 1(G) hereof, from the date of the Initial Public Offering and prior to the Restriction Termination Date, (i) no Person (other than the Excluded Holder with respect to Common Shares) shall Beneficially Own or Constructively Own outstanding Equity Shares in excess of the Ownership Limit and (ii) the Excluded Holder shall not Beneficially Own or Constructively Own outstanding Common Shares in excess of the Excluded Holder Limit.

(2) Except as provided in Section 1(G) hereof and subject to Section 1(H) hereof, from the date of the Initial Public Offering and prior to the Restriction Termination Date, any Transfer that, if effective, would result in (i) any Person (other than the Excluded Holder with respect to Common Shares) Beneficially Owning or Constructively Owning Equity Shares in excess of the Ownership Limit or (ii) the Excluded Holder Beneficially Owning or Constructively Owning Common Shares in excess of the Excluded Holder Limit, shall be void ab initio as to the Transfer of that number of Equity Shares which would be otherwise Beneficially Owned or Constructively Owned by such Person in excess of the Ownership Limit or the Excluded Holder Limit, as applicable, and the intended transferee shall acquire no rights in such excess Equity Shares.

(3) From the date of the Initial Public Offering and prior to the Restriction Termination Date, any Transfer that, if effective, would result in the Equity Shares being beneficially owned by fewer than 100 Persons (determined without reference to any rules of

attribution) shall be void ab initio as to the Transfer of that number of shares which would be otherwise beneficially owned (determined without reference to any rules of attribution) by the transferee, and the intended transferee shall acquire no rights in such excess Equity Shares; provided, however, that this Section 1(B)(3) shall not apply to the Transfer of Equity Shares from the Trust to the underwriters of the Initial Public Offering.

(4) From the date of the Initial Public Offering and prior to the Restriction Termination Date, any Transfer of Equity Shares that, if effective, would result in the Trust being "closely held" within the meaning of Section 856(h) of the Code shall be void ab initio as to the Transfer of that number of Equity Shares which would cause the Trust to be "closely held" within the meaning of Section 856(h) of the Code, and the intended transferee shall acquire no rights in such excess Equity Shares.

(5) Except as provided in Section 1(G) hereof and subject to Section 1(H) hereof, from the date of the Initial Public Offering and prior to the Restriction Termination Date, any Transfer of Equity Shares that, if effective, would cause the Trust to Constructively Own 10% or more of the ownership interests in a tenant of the Trust's real property, within the meaning of Section 856(d)(2)(B) of the Code, shall be void ab initio as to the Transfer of that number of Equity Shares which would cause the Trust to Constructively Own 10% or more of the ownership interests in a tenant of the Trust's real property, within the meaning of Section 856(d)(2)(B) of the Code, and the intended transferee shall acquire no rights in such excess Equity Shares.

(C) Transfer to Share Trust.

(1) If, notwithstanding the other provisions contained in this Section 1, at any time after the date of the Initial Public Offering and prior to the Restriction Termination Date, there is a purported Transfer or Non-Transfer Event such that (i) any Person (other than the Excluded Holder with respect to Common Shares) would either Beneficially Own or Constructively Own Equity Shares in excess of the Ownership Limit or (ii) the Excluded Holder would either Beneficially Own or Constructively Own Common Shares in excess of the Excluded Holder Limit, then, (x) except as otherwise provided in Section 1(G) hereof, the purported transferee shall acquire no right or interest (or, in the case of a Non-Transfer Event, the person holding record title to the Equity Shares Beneficially Owned or Constructively Owned by such Beneficial Owner or Constructive Owner, shall cease to own any right or interest) in such number of Equity Shares which would cause such Beneficial Owner or Constructive Owner to Beneficially Own or Constructively Own Equity Shares in excess of the Ownership Limit or the Excluded Holder Limit, as applicable, (y) such number of Equity Shares in excess of the Ownership Limit or the Excluded Holder Limit, as applicable (rounded up to the nearest whole share), shall be designated Shares-in-Trust and, in accordance with the provisions of Section 2 hereof, transferred automatically and by operation of law to the Share Trust to be held in accordance with that Section 2 and (z) the Prohibited Owner shall submit such number of Equity Shares to the Trust for registration into the name of the Share Trust. Such transfer to a Share Trust and the designation of shares as Shares-in-Trust shall be effective as of the close of business on the business day prior to the date of the Transfer or Non-Transfer Event, as the case may be.

(2) If, notwithstanding the other provisions contained in this Section 1, at any time after the date of the Initial Public Offering and prior to the Restriction Termination Date, there is a purported Transfer or Non-Transfer Event that, if effective, would (i) result in the Equity Shares being beneficially owned by fewer than 100 Persons (determined without reference to any rules of attribution), (ii) result in the Trust being "closely held" within the meaning of Section 856(h) of the Code, or (iii) cause the Trust to Constructively Own 10% or more of the ownership interests in a tenant of the Trust's real property, within the meaning of Section 856(d)(2)(B) of the Code, then (x) the purported transferee shall not acquire any right or interest (or, in the case of a Non-Transfer Event, the person holding record title of the Equity Shares with respect to which such Non-Transfer Event occurred, shall cease to own any right or interest) in such number of Equity Shares, the ownership of which by such purported transferee or record holder would (A) result in the Equity Shares being beneficially owned by fewer than 100 Persons (determined without reference to any rules of attribution), (B) result in the Trust being "closely held" within the meaning of Section 856(h) of the Code, or (C) cause the Trust to Constructively Own 10% or more of the ownership interests in a tenant of the Trust's real property, within the meaning of Section 856(d)(2)(B) of the Code, (y) such number of Equity Shares (rounded up to the nearest whole share) shall be designated Shares-in-Trust and, in accordance with the provisions of Section 2 hereof, transferred automatically and by operation of law to the Share Trust to be held in accordance with that Section 2, and (z) the Prohibited Owner shall submit such number of Equity Shares to the Trust for registration into the name of the Share Trust. Such transfer to a Share Trust and the designation of shares as Shares-in-Trust shall be effective as of the close of business on the business day prior to the date

of the Transfer or Non-Transfer Event, as the case may be. If, for any reason, the transfer to the Share Trust is not automatically effective to prevent the result described in (A), (B) or (C) of this paragraph, then the Transfer or Non-Transfer Event to the extent of the number of shares calculated in clause (y) of this paragraph shall be void.

(D) Remedies For Breach. If the Trust, or its designees, shall at any time determine in good faith that a Transfer has taken place in violation of Section 1(B) hereof or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Equity Shares in violation of Section 1(B) hereof, the Trust shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or acquisition, including, but not limited to, refusing to give effect to such Transfer on the books of the Trust or instituting proceedings to enjoin such Transfer or acquisition.

(E) Notice of Restricted Transfer. Any Person who acquires or attempts to acquire Equity Shares in violation of Section 1(B) hereof, or any Person who owned Equity Shares that were transferred to the Share Trust pursuant to the provisions of Section 1(C) hereof, shall immediately give written notice to the Trust of such event and shall provide to the Trust such other information as the Trust may request in order to determine the effect, if any, of such Transfer or Non-Transfer Event, as the case may be, on the Trust's status as a REIT.

(F) Owners Required To Provide Information. From the date of the Initial Public Offering and prior to the Restriction Termination Date:

(1) Every Beneficial Owner or Constructive Owner of more than 5%, or such lower percentages as required pursuant to regulations under the Code, of the outstanding Equity Shares of the Trust shall, within 30 days after January 1 of each year, provide to the

Trust a written statement or affidavit stating the name and address of such Beneficial Owner or Constructive Owner, the number of Equity Shares Beneficially Owned or Constructively Owned, and a description of how such shares are held. Each such Beneficial Owner or Constructive Owner shall provide to the Trust such additional information as the Trust may request in order to determine the effect, if any, of such Beneficial Ownership or Constructive Ownership on the Trust's status as a REIT and to ensure compliance with the Ownership Limit and the Excluded Holder Limit.

(2) Each Person who is a Beneficial Owner or Constructive Owner of Equity Shares and each Person (including the shareholder of record) who is holding Equity Shares for a Beneficial Owner or Constructive Owner shall provide to the Trust a written statement or affidavit stating such information as the Trust may request in order to determine the Trust's status as a REIT and to ensure compliance with the Ownership Limit and the Excluded Holder Limit.

(G) Exception to Ownership Limit. The Ownership Limit shall not apply to the acquisition of Equity Shares by an underwriter that participates in a public offering of such shares for a period of 90 days following the purchase by such underwriter of such shares provided that the restrictions contained in Section 1(B) hereof will not be violated following the distribution by such underwriter of such shares. In addition, the Board of Trustees, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel in each case to the effect that the restrictions contained in Section 1(B)(3) and/or Section 1(B)(4) hereof will not be violated and that REIT status will not otherwise be lost, may exempt a Person from the Ownership Limit if such Person is not an individual for purposes of Section 542(a)(2) of the

Code, provided that (i) the Board of Trustees obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that no individual's Beneficial Ownership or Constructive Ownership of Equity Shares will cause the Trust to lose its status as a REIT and (ii) such Person agrees that any violation or attempted violation of such representations and undertakings will result in a transfer to the Share Trust of Equity Shares pursuant to Section 1(C) hereof.

(H) Redetermination of Excluded Holder Limit. The Excluded Holder Limit shall be redetermined whenever the Adjusted Excluded Holder Percentage (as defined below) is changed by the Board of Trustees. The "Adjusted Excluded Holder Percentage" shall equal the percentage of the number of outstanding Common Shares Beneficially or Constructively Owned by the Excluded Holder assuming the following: (i) all of the Partnership Units Beneficially or Constructively Owned by the Excluded Holder are exchanged for Common Shares; (ii) no other Partnership Units are exchanged for Common Shares; (iii) all of the options to acquire Common Shares that are Beneficially or Constructively Owned by the Excluded Holder are exercised; and (iv) no other options to acquire Common Shares are exercised. The Adjusted Excluded Holder Percentage may (but is not required to) be redetermined by the Board of Trustees whenever there is a change in either the number of Common Shares outstanding or the number of Common Shares Beneficially or Constructively Owned by the Excluded Holder, in each case based on the assumptions set out in the immediately preceding sentence. In redetermining the Adjusted Excluded Holder Percentage, the Board of Trustees may take into account any options with respect to Common Shares that are expected to be issued to the Excluded Holder (or to any other Person if the Excluded Holder will be considered to

Beneficially or Constructively Own the Common Shares that are the subject of the options) in the future.

(I) Redetermination of Ownership Limit. Whenever the Excluded Holder Limit is redetermined pursuant to Section 1(I) of this Article VII, the Ownership Limit shall be redetermined to equal the percentage obtained by dividing (i) 49% minus the new Excluded Holder Limit by (ii) four.

(J) Limitations on Redetermination of Excluded Holder Limit and Ownership Limit.

(1) Neither the Ownership Limit nor the Excluded Holder Limit may be increased (nor may any additional ownership limitation be created with respect to any shareholder of the Trust) if, after giving effect to such increase (or creation), the Trust would be (or potentially could be if five or more individuals Beneficially Owned a percentage of outstanding Common Shares equal to the applicable limits) "closely held" within the meaning of Section 856(h) of the Code.

(2) In no event shall the Adjusted Excluded Holder Percentage be less than 9.8%.

(3) In no event shall the Ownership Limit be less than 8.5% or greater than 9.8%.

(4) Prior to any redetermination of the Adjusted Excluded Holder Limit, the Board may require such opinions of counsel, affidavits, undertakings, or agreements as it may deem necessary or advisable in order to determine or assure the Trust's status as a REIT.

Section 2. Shares-in-Trust.

(A) Share Trust. Any Equity Shares transferred to a Share Trust and designated Shares-in-Trust pursuant to Section 1(C) hereof shall be held for the exclusive benefit of the Beneficiary. The Trust shall name a beneficiary of each Share Trust within five days after discovery of the existence thereof. Any transfer to a Share Trust, and subsequent designation of Equity Shares as Shares-in-Trust, pursuant to Section 1(C) hereof shall be effective as of the close of business on the business day prior to the date of the Transfer or Non-Transfer Event that results in the transfer to the Share Trust. Shares-in-Trust shall remain issued and outstanding Equity Shares of the Trust and shall be entitled to the same rights and privileges on identical terms and conditions as are all other issued and outstanding Equity Shares of the same class and series. When transferred to a Permitted Transferee in accordance with the provisions of Section 2(E) hereof, such Shares-in-Trust shall cease to be designated as Shares-in-Trust.

(B) Dividend Rights. The Share Trust, as record holder of Shares-in-Trust, shall be entitled to receive all dividends and distributions as may be declared by the Board of Trustees on such Equity Shares and shall hold such dividends or distributions in trust for the benefit of the Beneficiary. The Prohibited Owner with respect to Shares-in-Trust shall repay to the Share Trust the amount of any dividends or distributions received by it that (i) are attributable to any Equity Shares designated Shares-in-Trust and (ii) the record date for which was on or after the date that such shares became Shares-in-Trust. The Trust shall take all measures that it determines reasonably necessary to recover the amount of any such dividend or distribution paid to a Prohibited Owner, including, if necessary, withholding any portion of future dividends or distributions payable on Equity Shares Beneficially Owned or Constructively Owned by the

Person who, but for the provisions of Section 1(C) hereof, would Constructively Own or Beneficially Own the Shares-in-Trust; and, as soon as reasonably practicable following the Trust's receipt or withholding thereof, shall pay over to the Share Trust for the benefit of the Beneficiary the dividends so received or withheld, as the case may be.

(C) Rights Upon Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any distribution of the assets of, the Trust, each holder of Shares-in-Trust shall be entitled to receive, ratably with each other holder of Equity Shares of the same class or series, that portion of the assets of the Trust which is available for distribution to the holders of such class and series of Equity Shares. The Share Trust shall distribute to the Prohibited Owner the amounts received upon such liquidation, dissolution, or winding up, or distribution; provided, however, that the Prohibited Owner shall not be entitled to receive amounts pursuant to this Section 2(C) in excess of, (i) in the case of a purported Transfer in which the Prohibited Owner gave value for Equity Shares and which Transfer resulted in the transfer of the shares to the Share Trust, the price per share, if any, such Prohibited Owner paid for the Equity Shares and, (ii) in the case of a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or Transfer, as the case may be, resulted in the transfer of shares to the Share Trust, the price per share equal to the Market Price on the date of such Non-Transfer Event or Transfer. Any remaining amount in such Share Trust shall be distributed to the Beneficiary.

(D) Voting Rights. The Share Trustee shall be entitled to vote all Shares-in-Trust. Any vote by a Prohibited Owner as a holder of Equity Shares prior to the discovery by the Trust that the Equity Shares are Shares-in-Trust shall, subject to applicable law, be rescinded and shall be void ab initio with respect to such Shares-in-Trust and the Prohibited Owner shall be deemed to have given, as of the close of business on the business day prior to the date of the purported Transfer or Non-Transfer Event that results in the transfer to the Share Trust of Equity Shares under Section 1(C) hereof, an irrevocable proxy to the Share Trustee to vote the Shares-in-Trust in the manner in which the Share Trustee, in its sole and absolute discretion, desires. If, however, the company has already taken irreversible corporate action, then the Share Trustee shall not have the authority to rescind and revote such vote.

(E) Designation of Permitted Transferee. The Share Trustee shall have the exclusive and absolute right to designate a Permitted Transferee of any and all Shares-in-Trust. In an orderly fashion so as not to materially adversely affect the Market Price of the Shares-in-Trust, the Share Trustee shall designate any Person as Permitted Transferee, provided, however, that (i) the Permitted Transferee so designated purchases for valuable consideration (whether in a public or private sale), at a price as set forth in Section 2(G) hereof, the Shares-in-Trust and (ii) the Permitted Transferee so designated may acquire such Shares-in-Trust without such acquisition resulting in a transfer to a Share Trust and the redesignation of such Equity Shares so acquired as Shares-in-Trust under Section 1(C) hereof. Upon the designation by the Share Trustee of a Permitted Transferee in accordance with the provisions of this Section 2(E), the Share Trustee shall (i) cause to be transferred to the Permitted Transferee that number of Shares-in-Trust acquired by the Permitted Transferee, (ii) cause to be recorded on the books of the Trust that the Permitted Transferee is the holder of record of such number of Equity Shares, (iii) cause the Shares-in-Trust to be canceled and (iv) distribute to the Beneficiary any and all amounts held with respect to the Shares-in-Trust after making the payment to the Prohibited Owner pursuant to Section 2(F) hereof.

(F) Compensation to Record Holder of Equity Shares that Become Shares-in-Trust. Any Prohibited Owner shall be entitled (following discovery of the Shares-in-Trust and subsequent designation of the Permitted Transferee in accordance with Section 2(E) hereof or following the acceptance of the offer to purchase such shares in accordance with Section 2(G) hereof) to receive from the Share Trustee following the sale or other disposition of such Shares-in-Trust the lesser of (i) in the case of (a) a purported Transfer in which the Prohibited Owner gave value for Equity Shares and which Transfer resulted in the transfer of the shares to the Share Trust, the price per share, if any, such Prohibited Owner paid for the Equity Shares, or (b) a Non-Transfer Event or Transfer in which the Prohibited Owner did not give value for such shares (e.g., if the shares were received through a gift or devise) and which Non-Transfer Event or Transfer, as the case may be, resulted in the transfer of shares to the Share Trust, the price per share equal to the Market Price on the date of such Non-Transfer Event or Transfer and (ii) the price per share received by the Share Trustee from the sale or other disposition of such Shares-in-Trust in accordance with Section 2(E) hereof. Any amounts received by the Share Trustee in respect of such Shares-in-Trust and in excess of such amounts to be paid the Prohibited Owner pursuant to this Section 2(F) shall be distributed to the Beneficiary in accordance with the provisions of Section 2(E) hereof. Each Beneficiary and Prohibited Owner waive any and all claims that they may have against the Share Trustee and the Share Trust arising out of the disposition of Shares-in-Trust, except for claims arising out of the gross negligence or willful misconduct of, or any failure to make payments in accordance with this Section 2 by such Share Trustee or the Trust.

(G) Purchase Right in Shares-in-Trust. Shares-in-Trust shall be deemed to have been offered for sale to the Trust, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Shares-in-Trust (or, in the case of devise, gift or Non-Transfer Event, the Market Price at the time of such devise, gift or Non-Transfer Event) and (ii) the Market Price on the date the Trust, or its designee, accepts such offer. The Trust shall have the right to accept such offer for a period of ninety days after the later of (i) the date of the Non-Transfer Event or purported Transfer which resulted in such Shares-in-Trust and (ii) the date the Trust determines in good faith that a Transfer or Non-Transfer Event resulting in Shares-in-Trust has occurred, if the Trust does not receive a notice of such Transfer or Non-Transfer Event pursuant to Section 1(E) hereof.

Section 3. Remedies Not Limited. Subject to Section 1(H) hereof, nothing contained in this Article VII shall limit the authority of the Trust to take such other action as it deems necessary or advisable to protect the Trust and the interests of its shareholders by preservation of the Trust's status as a REIT and to ensure compliance with the Ownership Limit and the Excluded Holder Limit.

Section 4. Ambiguity. In the case of an ambiguity in the application of any of the provisions of Article VII, including any definition contained in Section 1(A) hereof, the Board of Trustees shall have the power to determine the application of the provisions of this Article VII with respect to any situation based on the facts known to it.

Section 5. Legend. Each certificate for Equity Shares shall bear the following legend:

"The [Common or Preferred] Shares represented by this certificate are subject to restrictions on transfer for the purpose of the Trust's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain further restrictions and except as provided in the Declaration of Trust of the Trust, no Person may (i) Beneficially or Constructively Own Common Shares in excess of 8.5% (or such other percentage as may be determined by the Board of Trustees) of the number of outstanding Common Shares, unless such Person is the Excluded Holder (in which case the Excluded Holder Limit shall be applicable), (ii) Beneficially or Constructively Own Preferred Shares of any series of Preferred Shares in excess of 9.8% of the number of outstanding Preferred Shares of such series, (iii) Beneficially Own Equity Shares that would result in the Equity Shares being beneficially owned by fewer than 100 Persons (determined without reference to any rules of attribution), (iv) Beneficially Own Equity Shares that would result in the Trust being "closely held" under Section 856(h) of the Code, or (v) Constructively Own Equity Shares that would cause the Trust to Constructively Own 10% or more of the ownership interests in a tenant of the Trust's real property, within the meaning of Section 856(d)(2)(B) of the Code. Any Person who attempts to Beneficially or Constructively Own shares of Equity Shares in excess of the above limitations must immediately notify the Trust in writing. If any restrictions above are violated, the Equity Shares represented hereby will be transferred automatically to a Share Trust and shall be designated Shares-in-Trust to a trustee of a trust for the benefit of one or more charitable beneficiaries. In addition, upon the occurrence of certain events, attempted transfers in violation of the restrictions described above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Trust's Amended and Restated Declaration of Trust, as the same may be further amended from time to time, a copy of which, including the restrictions on transfer, will be sent without charge to each shareholder who so requests. Such requests must be made to the secretary of the trust at its principal office or to the transfer agent."

Section 6. Severability. If any provision of this Article VII or any application of any such provision is determined to be invalid by any federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

ARTICLE VIII

SHAREHOLDERS

Section 1. Meetings. There shall be an annual meeting of the shareholders, commencing in 1998, to be held on proper notice at such time (after the delivery of the annual report) and convenient location as shall be determined by or in the manner prescribed in the Bylaws, for the election of the Trustees, if required, and for the transaction of any other business within the powers of the Trust. Except as otherwise provided in this Declaration of Trust, special meetings of shareholders may be called in the manner provided in the Bylaws. If there are no Trustees, the officers of the Trust shall promptly call a special meeting of the shareholders entitled to vote for the election of successor Trustees. Any meeting may be adjourned and reconvened as the Trustees determine or as provided in the Bylaws. With respect to any meeting of shareholders (or a special meeting in lieu of an annual meeting), the nomination of persons for election to the

Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) by the Board of Trustees or (b) by a shareholder who is entitled to vote at the meeting and has complied with advance-notice procedures set forth in the Bylaws. With respect to a special meeting of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting.

Section 2. Voting Rights. Subject to the provisions of any class or series of Shares then outstanding, the shareholders shall be entitled to vote only on the following matters: (a) termination of REIT status as provided in Article V, Section (1)(C), (b) election of Trustees as provided in Article V, Section 2(A) and the removal of Trustees as provided in Article V, Section 3; (c) amendment of the Declaration of Trust as provided in Article X; (d) termination of the Trust as provided in Article XII, Section 2; (e) merger or consolidation of the Trust, or the sale or disposition of substantially all of the Trust Property, as provided in Article XI; and (f) such other matters with respect to which a vote of the shareholders is required by applicable law or the Board of Trustees has adopted a resolution declaring that a proposed action is advisable and directing that the matter be submitted to the shareholders for approval or ratification. Except with respect to the foregoing matters, no action taken by the shareholders at any meeting shall in any way bind the Board of Trustees.

Section 3. Preemptive and Appraisal Rights. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified Shares pursuant to Article VI, Section 4, no holder of Shares shall, as such holder, (a) have any preemptive or preferential right to purchase or subscribe for any additional Shares of the Trust or any other security of the

Trust which it may issue or sell or (b), except as expressly required by Title 8, have any right to require the Trust to pay him the fair value of his Shares in an appraisal or similar proceeding.

Section 4. Extraordinary Actions. Except as specifically provided in Article V, Sections 1(C), 2(A) and 3 and Article X, Sections 2 and 3, and Article XII, Section 2 of this Declaration of Trust, notwithstanding any provision of law permitting or requiring any action to be taken or authorized by the affirmative vote of the holders of a greater number of votes, any such action shall be effective and valid if taken or authorized by the affirmative vote of holders of Shares entitled to cast a majority of all the votes entitled to be cast on the matter.

Section 5. Board Approval. The submission of any action to the shareholders for their consideration shall first be approved by the Board of Trustees.

Section 6. Action By Shareholders Without a Meeting. The Bylaws of the Trust may provide that any action required or permitted to be taken by the shareholders may be taken without a meeting by the written consent of the shareholders entitled to cast a sufficient number of votes to approve the matter as required by statute, the Declaration of Trust or the Bylaws of the Trust, as the case may be.

ARTICLE IX

LIABILITY LIMITATION, INDEMNIFICATION AND TRANSACTIONS WITH THE TRUST

Section 1. Limitation of Shareholder Liability. No shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Trust by reason of his being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the property or the affairs of the Trust by reason of his being a shareholder.

Section 2. Limitation of Trustee and Officer Liability. To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of trustees and officers of a REIT, no Trustee or officer of the Trust shall be liable to the Trust or to any shareholder for money damages. Neither the amendment nor repeal of this Section, nor the adoption or amendment of any other provision of the Declaration of Trust or Bylaws of the Trust inconsistent with this section, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption. In the absence of any Maryland statute limiting the liability of trustees and officers of a Maryland REIT for money damages in a suit by or on behalf of the Trust or by any shareholder, no Trustee or officer of the Trust shall be liable to the Trust or to any shareholder for money damages except to the extent that (a) the Trustee or officer actually received an improper benefit or profit in money, property, or services, for the amount of the benefit or profit in money, property, or services actually received; or (b) a judgment or other final adjudication adverse to the Trustee or officer is entered in a proceeding based on a finding in the proceeding that the Trustee's or officer's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Section 3. Express Exculpatory Clauses in Instruments. Neither the Shareholders nor the Trustees, officers, employees or agents of the Trust shall be liable under any written instrument creating an obligation of the Trust, and all Persons shall look solely to the Trust Property for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any Shareholder, Trustee, officer, employee or agent liable thereunder to any third party, nor shall the Trustees or any officer, employee or agent of the Trust be liable to anyone for such omission.

Section 4. Indemnification. The Trust shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former shareholder, Trustee or officer of the Trust or (b) any individual who, while a Trustee of the Trust and at the request of the Trust, serves or has served as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former shareholder, Trustee or officer of the Trust. The Trust shall have the power, with the approval of its Board of Trustees, to provide such indemnification and advancement of expenses to a person who served as a predecessor of the Trust in any of the capacities described in (a) or (b) above, and to any employee or agent of the Trust or a predecessor of the Trust.

Section 5. Transactions Between the Trust and its Trustees, Officers, Employees and Agents. Subject to any express restrictions in the Declaration of Trust or adopted by the Trustees in the Bylaws or by resolution, the Trust may enter into any contract or transaction of any kind with any person, including any Trustee, officer, employee or agent of the Trust or any person affiliated with a Trustee, officer, employee or agent of the Trust, whether or not any of them has a financial interest in such transaction.

ARTICLE X

AMENDMENTS

Section 1. General. The Trust reserves the right from time to time to make any amendment to the Declaration of Trust, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Declaration of Trust, of any Shares. All rights and powers conferred by this Declaration of Trust on shareholders, Trustees and officers are granted subject to this reservation. An amendment to the Declaration of Trust (a) shall be signed and acknowledged by at least two-thirds of the Trustees, (b) shall be filed for record with SDAT as provided in Article XIII, Section 5 and (c) shall become effective as of the later of the time the SDAT accepts the amendment for record or the time established in the amendment, not to exceed 30 days after the amendment is accepted for record. All references to the Declaration of Trust shall include all amendments thereto.

Section 2. By Trustees. The Trustees by a two-thirds vote may amend the Declaration of Trust from time to time, in the manner provided by Title 8, without any action by the shareholders, to qualify as a REIT under the Code or under Title 8.

Section 3. By Shareholders. Other than amendments pursuant to Section 2 of this Article X, any amendment to the Declaration of Trust shall be valid only if approved by the affirmative vote of at least a majority of all the votes entitled to be cast on the matter, except that any amendment to Article V, Article VII, Article X, Sections 2 and 3, and Article XII,

Section 2 of this Declaration of Trust shall be valid only if approved by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter.

ARTICLE XI

MERGER, CONSOLIDATION OR SALE OF TRUST PROPERTY

Subject to the provisions of any class or series of Shares at the time outstanding, the Trust may (a) merge the Trust into another entity, (b) consolidate the Trust with one or more other entities into a new entity or (c) sell, lease, exchange or otherwise transfer all or substantially all of the Trust Property. Any such action must be approved b the Board of Trustees and, after notice to all shareholders entitled to vote on the matter, by the affirmative vote of a majority of all the votes entitled to be cast on the matter. As used herein, a sale, lease, exchange or other transfer of substantially all of the assets of the Trust shall mean a sale, lease, exchange or other transfer of 90% or more of the total assets of the Company (based upon the most recent appraised values) within a twelve-month period.

ARTICLE XII

DURATION AND TERMINATION OF TRUST

Section 1. <u>Duration</u>. The Trust shall continue perpetually unless terminated pursuant to Section 2 of this Article XII or pursuant to any applicable provision of Title 8.

Section 2. <u>Termination</u>.

(A) Subject to the provision of any class or series of Shares at the time outstanding, the Trust may be terminated at any meeting of shareholders, by the affirmative vote of two thirds of all the votes entitled to be cast on the matter. Upon the termination of the Trust:

(1) The Trust shall carry on no business except for the purpose of winding up its affairs.

(2) The Trustees shall proceed to wind up the affairs of the Trust and all of the powers of the Trustees under the Declaration of Trust shall continue, including the powers to fulfill or discharge the Trust's contracts, collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining property of the Trust to one or more persons at public or private sale for consideration which may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities and do all other acts appropriate to liquidate its business.

(3) After paying or adequately providing for the payment of all liabilities, and upon receipt of such releases, indemnities and agreements as they deem necessary for their protection, the Trust may distribute the remaining property of the Trust among the shareholders so that after payment in full or the setting apart for payment of such preferential amounts, if any, to which the holders of any Shares at the time outstanding shall be entitled, the remaining property of the Trust shall, subject to any participating or similar rights of Shares at the time outstanding, be distributed ratably among the holders of Common Shares at the time outstanding.

(B) After termination of the Trust, the liquidation of its business and the distribution to the shareholders as herein provided, a majority of the Trustees shall execute and file with the Trust's records a document certifying that the Trust has been duly terminated, and the Trustees shall be discharged from all liabilities and duties hereunder, and the rights and interests of all shareholders shall cease.

ARTICLE XIII

MISCELLANEOUS

Section 1. Governing Law. The Declaration of Trust is executed by the undersigned Trustee and delivered in the State of Maryland with reference to the laws thereof, and the rights of all parties and the validity, construction and effect of every provision hereof shall be subject to and construed according to the laws of the State of Maryland without regard to conflicts of laws provisions thereof.

Section 2. Reliance by Third Parties. Any certificate shall be final and conclusive as to any person dealing with the Trust if executed by the Secretary or an Assistant Secretary of the Trust or a Trustee, and if certifying to: (a) the number or identity of Trustees, officers of the Trust or shareholders; (b) the due authorization of the execution of any document; (c) the action or vote taken, and the existence of a quorum, at a meeting of the Board of Trustees or shareholders; (d) a copy of the Declaration of Trust or of the Bylaws as a true and complete copy as then in force; (e) an amendment to the Declaration of Trust; (f) the termination of the Trust; or (g) the existence of any fact relating to the affairs of the Trust. No purchaser, lender, transfer agent or other person shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the Trust on its behalf or by any officer, employee or agent of the Trust.

Section 3. Severability.

(A) The provisions of the Declaration of Trust are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any one or more of such provisions (the "Conflicting Provisions") are in conflict with the Code, Title 8 or other applicable federal or state laws, the Conflicting Provisions, to the extent of the conflict, shall be deemed never to have constituted a part of the Declaration of Trust, even without any amendment of the Declaration of Trust pursuant to Article X and without affecting or impairing any of the remaining provisions of the Declaration of Trust or rendering invalid or improper any action taken or omitted prior to such determination. No Trustee shall be liable for making or failing to make such a determination. In the event of any such determination by the Board of Trustees, the Board shall amend the Declaration of Trust in the manner provided in Article X, Section 2.

(B) If any provision of the Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such holding shall apply only to the extent of any such invalidity or unenforceability and shall not in any manner affect, impair or render invalid or unenforceable such provision in any other jurisdiction or any other provision of the Declaration of Trust in any jurisdiction.

Section 4. Construction. In the Declaration of Trust, unless the context otherwise requires, words used in the singular or in the plural include both the plural and singular and words denoting any gender include all genders. The title and headings of different parts are inserted for convenience and shall not affect the meaning, construction or effect of the Declaration of Trust. In defining or interpreting the powers and duties of the Trust and its Trustees and officers, reference may be made by the Trustees or officers, to the extent appropriate and not inconsistent with the Code or Title 8, to Titles 1 through 3 of the Corporations and Associations Article of the Annotated Code of Maryland. In furtherance and not in limitation of the foregoing, in accordance with the provisions of Title 3, Subtitles 6 and

7, of the Corporations and Associations Article of the Annotated Code of Maryland, the Trust shall be included within the definition of "corporation" for purposes of such provisions.

Section 5. Recordation. The Declaration of Trust and any amendment hereto shall be filed for record with the SDAT and may also be filed or recorded in such other places as the Trustees deem appropriate, but failure to file for record the Declaration of Trust or any amendment hereto in any office other than in the State of Maryland shall not affect or impair the validity or effectiveness of the Declaration of Trust or any amendment hereto. A restated Declaration of Trust shall, upon filing, be conclusive evidence of all amendments contained therein and may thereafter be referred to in lieu of the original Declaration of Trust and the various amendments thereto.

IN WITNESS WHEREOF, this Amended and Restated Declaration of Trust has been signed as of the 12th day of November, 1997 by the undersigned Chairman of the Board of Trustees of the Trust and witnessed by the undersigned Secretary of the Trust, each of whom acknowledges that this document is his/her free act and deed, and that to the best of his/her knowledge, information, and belief, the matters and facts set forth herein are true in all material respects and that the statement is made under the penalties for perjury.

RESOURCE ASSET INVESTMENT TRUST

ATTEST:

Jay J. Eisner, Secretary

Betsy Z. Cohen, Chairman

IN WITNESS WHEREOF, this Amended and Restated Declaration of Trust has been signed as of the 12th day of November, 1997 by the sole Trustee of the Trust who acknowledges that this document is her free act and deed, and that to the best of her knowledge, information, and belief, the matters and facts set forth herein are true in all material respects and that the statement is made under the penalties for perjury.

Betsy Z. Cohen, Trustee

RAbt\REIT\ArtDec.9

State of Maryland
DEPARTMENT OF ASSESSMENTS AND TAXATION
Charter Division

PARRIS N. GLENDENING, Governor
RONALD W. WINEHOLT, Director
PAUL B. ANDERSON, Administrator

DOCUMENT CODE 28 BUSINESS CODE 13 COUNTY 24

N4761289 ___ P.A. ___ Religious ___ Close ___ Stock ___ Nonstock

Merging (Transferor) ______ Surviving (Transferee) ______

CODE	AMOUNT	FEE REMITTED
10	20	Expedited Fee
61		Rec. Fee (Arts. of Inc.)
20		Organ. & Capitalization
62		Rec. Fee (Amendment)
63		Rec. Fee (Merger, Consol.)
64		Rec. Fee (Transfer)
66		Rec. Fee (Revival)
65		Rec. Fee (Dissolution)
75		Special Fee
73		Certificate of Conveyance
21		Recordation Tax
22		State Transfer Tax
23		Local Transfer Tax
70		Change of P.O., R.A. or R.A.A.
31		___ Corp. Good Standing
600		Returns
52		Foreign Qualification
NA		Foreign Registration
51		Foreign Name Registration
53		Foreign Resolution
54		For. Supplemental Cert.
56		Penalty
50		Cert. of Qual. or Reg.
83		Cert. Limited Partnership
84		Amendment to Limited Partnership
85		Termination of Limited Partnership
80		For. Limited Partnership
91		Amend/Cancellation, For. Limited Part.
87		Limited Part. Good Standing
67		Cert. Limited Liability Partnership
68		LLP Amendment - Domestic
69		Foreign Limited Liability Partnership
74		LLP Amendment - Foreign
99		Art. of Organization (LLC)
98		LLC Amend, Diss, Continuation
97		LLC Cancellation.
96		Registration Foreign LLC
94		Foreign LLC Supplemental
92		LLC Good Standing (short)
13		Certified Copy
	30	Other Cert of Trust mailed

(New Name) ______

___ Change of Name
___ Change of Principal Office
___ Change of Resident Agent
___ Change of Resident Agent Address
___ Resignation of Resident Agent
___ Designation of Resident Agent and Resident Agent's Address
___ Change of Business Code
___ Adoption of Assumed Name
___ Other Change(s) ______

CODE 159

ATTENTION: Robert Worthington

MAIL TO ADDRESS: ______

NOTE:

TOTAL FEES 50

___ Credit Card

✓ Check ___ Cash

___ Documents on ___ checks

APPROVED BY: [signature]

TELEPHONE (410) 767-1350
Room 809 - 301 West Preston Street - Baltimore, Maryland 21201
MRS (Maryland Relay Service) 1-800-735-2258 TT/Voice
FAX (410) 333-7097
web site: http://www.dat.state.md.us

This Form is Used by Entity. The Fee is $10.00.

RESOLUTION TO CHANGE PRINCIPAL OFFICE OR RESIDENT AGENT

The directors/stockholders/general partner/authorized person of

RAIT INVESTMENT TRUST
(Name of Entity)

organized under the laws of , Maryland (State) passed the following resolution:

[CHECK APPLICABLE BOX(ES)]

☒ **The principal office is changed from: (old address)**

7 St. Paul Street #1400 Balto MD 21202

to: (new address)

835-B Ritchie Hwy, Severna Park, MD 21146

☑ **The name and address of the resident agent is changed from:**

Resagent, Inc., Seven Saint Paul Street, Baltimore, Maryland 21202

to:

Maryland Agent Service, Inc., 835-B Ritchie Highway, Severna Park, Maryland 21146

I certify under penalties of perjury the foregoing is true.

[signature]

Secretary or Assistant Secretary
General Partner, Authorized Person

ent as resident agent for this entity.

ARYLAND AGENT SERVICE, INC.

y: Kathleen G. McCruden

Kathleen G. McCruden, President

W. Preston St., Room 601, Baltimore, MD 21201

ID # D04761789 ACK # 1000333528000000
LIBER: B00255 FOLIO: 1452 PAGES: 0002
RAIT INVESTMENT TRUST

05/08/2001 AT 03:05 A WO # 0000449727

** KEEP WITH DOCUMENT **

STATE OF MARYLAND
DEPT OF ASSESSMENTS AND TAXATION
CUST ID:0000635487
WORK ORDER:0000449727
DATE:05-10-2001 01:53 PM
AMT. PAID:$10.00

DOCUMENT CODE 80 BUSINESS CODE ______

D04761789

Close____ Stock____ Nonstock____

P.A.____ Religious____

Merging (Transferor)______ Surviving (Transferee)______

FEES REMITTED

Base Fee: 10 (New Name)______
Org. & Cap. Fee: ______
Expedite Fee: ______
Penalty: ______
State Recordation Tax: ______
State Transfer Tax: ______
______ Certified Copies:
Copy Fee: ______
______ Certificates:
Certificate Fee: ______
Other: ______

TOTAL FEES: 10

Credit Card____ Check____ Cash____

____ Documents on ____ Checks

APPROVED BY: WG

KEYED BY: ______

COMMENT(S):

____ Change of Name
✓ Change of Principal Office
✓ Change of Resident Agent
✓ Change of Resident Agent Address
____ Resignation of Resident Agent
____ Designation of Resident Agent and Resident Agent's Address
____ Change of Business Code

____ Adoption of Assumed Name

____ Other Change(s)______

CODE______

ATTENTION:______

MAIL TO ADDRESS:
Maryland Agent Service, Inc
835-B Ritchie Highway
Severna Park, MD 21146

B00250145 3

RESOLUTION TO CHANGE PRINCIPAL OFFICE OR RESIDENT AGENT

State ID #: D04761789

The directors/stockholders/general partner/authorized person of

RAIT FINANCIAL TRUST

(Name of Entity)

organized under the laws of Maryland, passed the following resolution:

(State)

RECEIVED DEPARTMENT OF ASSESSMENTS & TAXATION 2009 AUG 27 P 12:16

[CHECK APPLICABLE BOX(ES)]

☐ **The principal office is changed from: (old address)**

to: (new address)

☒ **The name and address of the resident agent is changed from:**

Maryland Agent Service, Inc.

835-B Ritchie Highway, Severna Park, MD 21146

to:

CSC-Lawyers Incorporating Service Company

7 St. Paul Street, Suite 1660, Baltimore, MD 21202

STATE OF MARYLAND

I hereby certify that this is a true and complete copy of the page document on file in this office. DATED: STATE DEPARTMENT OF ASSESSMENTS AND TAXATION:

BY: Custodian

This stamp replaces our previous certification system. Effective: 6/95

I certify under penalties of perjury the foregoing is true.

Secretary or Assistant Secretary
General Partner
Authorized Person
Maureen Cullen, Attorney in fact

I hereby consent to my designation in this document as resident agent for this entity.

CSC-Lawyers Incorporating Service Company

SIGNED By
Resident Agent

Michelle R. Vannoy, Asst. VP

CUST ID:0002321816
WORK ORDER:0001764854
DATE:08-27-2009 03:18 PM
AMT. PAID:$25.00

CORPORATE CHARTER APPROVAL SHEET

**** KEEP WITH DOCUMENT ****

DOCUMENT CODE 80 BUSINESS CODE ______

D04761789

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

Affix Barcode Label Here

1000361998614683

Affix Barcode Label Here

ID # D04761789 ACK # 1000361998614683
PAGES: 0002
RAIT FINANCIAL TRUST

08/27/2009 AT 12:16 P WO # 0001764854

New Name ______

FEES REMITTED

Base Fee:	25
Org. & Cap. Fee:	
Expedite Fee:	
Penalty:	
State Recordation Tax:	
State Transfer Tax:	
______ Certified Copies	
Copy Fee:	
______ Certificates	
Certificate of Status Fee:	
Personal Property Filings:	
Mail Processing Fee:	
Other:	
TOTAL FEES:	$25.00

______ Change of Name
______ Change of Principal Office
X Change of Resident Agent
X Change of Resident Agent Address
______ Resignation of Resident Agent
______ Designation of Resident Agent and Resident Agent's Address
______ Change of Business Code

______ Adoption of Assumed Name

______ Other Change(s)

Credit Card ______ Check ______ Cash ______

______ Documents on ______ Checks

Approved By: 007

Keyed By: ______

COMMENT(S):

Code ______

Attention: ______

Mail: Name and Address

CSC (UNITED STATES CORPORATION)
WILMINGTON, ATTN: GRACE KIRBY
STE. 400
2711 CENTERVILLE RD
WILMINGTON DE 19808-1660

Stamp Work Order and Customer Number HERE

CUST ID:0002321816
WORK ORDER:0001764854
DATE:08-27-2009 03:18 PM
AMT. PAID:$25.00

a

Effective at 4:10 pm 6-30-11

RAIT FINANCIAL TRUST
ARTICLES OF AMENDMENT

RAIT Financial Trust, a Maryland real estate investment trust (the "**Trust**"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: The Declaration of Trust of the Trust (the "**Declaration of Trust**") is hereby amended to provide that, upon the Effective Time (as defined herein), every three common shares of beneficial interest, $0.01 par value per share ("**Old Common Shares**"), of the Trust that were issued and outstanding immediately prior to the Effective Time shall be changed into one issued and outstanding common share of beneficial interest, $0.03 par value per share (the "**New Common Shares**"), without any further action by the Trust or the holder thereof (the "**Reverse Stock Split**").

SECOND: The amendment to the Declaration of Trust as set forth above has been duly approved by a majority of the Board of Trustees of the Trust as required by the Maryland REIT Law. Pursuant to Section 8-501(f)(3) of the Maryland REIT Law, no shareholder approval was required.

THIRD: There has been no increase in the authorized common shares of beneficial interest of the Trust effected by the amendment to the Declaration of Trust as set forth above.

FOURTH: These Articles of Amendment will become effective at 4:10 p.m. Eastern time on June 30, 2011 (the "**Effective Time**").

FIFTH: The undersigned, Raphael Licht, Secretary of the Trust, acknowledges these Articles of Amendment to be the trust act of the Trust and, as to all matters or facts required to be verified under oath, the undersigned, Raphael Licht, Secretary of the Trust, acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[SIGNATURE PAGE FOLLOWS]

CUST ID:0002609935
WORK ORDER:0003826515
DATE:06-29-2011 10:00 AM
AMT. PAID:$150.00

STATE OF MARYLAND

I hereby certify that this is a true and complete copy of the page document on file in this office. DATED: 8/14/14

STATE DEPARTMENT OF ASSESSMENTS AND TAXATION:

BY: ____________, Custodian

This stamp replaces our previous certification system. Effective: 6/95

DM3\1791826.1

IN WITNESS WHEREOF, the Trust has caused these Articles of Amendment to be signed in its name and on its behalf by its Secretary and attested by its Assistant Secretary on this 18th day of May, 2011.

ATTEST:

Name: Anders F. Laren
Title: Assistant Secretary

RAIT FINANCIAL TRUST

By: ____________________(SEAL)
Name: Raphael Licht
Title: Secretary

CORPORATE CHARTER APPROVAL SHEET

****EXPEDITED SERVICE**** **** KEEP WITH DOCUMENT ****

DOCUMENT CODE 71 BUSINESS CODE 13

D04761789

1000362001933482

Close ____ Stock ____ Nonstock ____

P.A. ____ Religious ____

Merging (Transferor) ____

ID # D04761789 ACK # 1000362001933482
PAGES: 0003
RAIT FINANCIAL TRUST

06/29/2011 AT 10:00 A WO # 0003826515

Surviving (Transferee) ____

New Name ____

FEES REMITTED

Base Fee:	100	____	Change of Name
Org. & Cap. Fee:		____	Change of Principal Office
Expedite Fee:	50	____	Change of Resident Agent
Penalty:		____	Change of Resident Agent Address
State Recordation Tax:		____	Resignation of Resident Agent
State Transfer Tax:		____	Designation of Resident Agent and Resident Agent's Address
____ Certified Copies		____	Change of Business Code
Copy Fee:			
____ Certificates		____	Adoption of Assumed Name
Certificate of Status Fee:			
Personal Property Filings:			
Mail Processing Fee:			
Other:		____	Other Change(s)
TOTAL FEES:	150		

Credit Card ____ Check ✓ Cash ____

Code ____

Attention: ____

____ Documents on ____ Checks

Mail: Name and Address
DUANE MORRIS, LLP
111 S. CALVERT STREET
SUITE # 2000
BALTIMORE, MARYLAND 21202

Approved By: 14

Keyed By: ____

COMMENT(S):

Effective 6-4-11 4:10pm

Stamp Work Order and Customer Number HERE

CUST ID:0002609935
WORK ORDER:0003826515
DATE:06-29-2011 10:00 AM
AMT. PAID:$150.00

ARTICLES SUPPLEMENTARY

RAIT FINANCIAL TRUST

Reclassification of unclassified preferred shares of beneficial interest (par value $0.01 per share)

RAIT Financial Trust, a Maryland real estate investment trust (the "**Trust**"), hereby certifies to the State Department of Assessments and Taxation of Maryland ("**MSDAT**") that:

FIRST: Under the authority set forth in Article VI Section 3 of the Declaration of Trust of the Trust (which, as amended, restated or supplemented from time to time, including as supplemented herein, is herein called the "**Declaration of Trust**"), the Board of Trustees of the Trust (the "**Board of Trustees**") by resolution adopted on May 1, 2012, designated and classified 5,760,000 unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as 2,000,000 shares of 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the "**Series A Preferred Shares**"), par value $0.01 per share, 2,000,000 shares of 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest (the "**Series B Preferred Shares**"), par value $0.01 per share, and 1,760,000 shares of 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (the "**Series C Preferred Shares**"), par value $0.01 per share (the "**Reclassification**"), and has authorized the issuance of such shares (the "**Reclassified Shares**").

SECOND: The Reclassification increases: (i) the number of shares classified as Series A Preferred Shares from 2,760,000 shares immediately prior to the Reclassification to 4,760,000 shares immediately after the Reclassification, (ii) the number of shares classified as Series B Preferred Shares from 2,300,000 shares immediately prior to the Reclassification to 4,300,000 shares immediately after the Reclassification and (iii) the number of shares classified as Series C Preferred Shares per share, from 1,840,000 shares immediately prior to the Reclassification to 3,600,000 shares immediately after the Reclassification. The Reclassification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 18,100,000 shares immediately prior to the Reclassification to 12,340,000 shares immediately after the Reclassification.

THIRD: The respective preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and term and conditions of redemption (the "**Rights and Powers**") of the Reclassified Shares shall be those Rights and Powers described in the Declaration of Trust such that:

(a) The 2,000,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 2,000,000 shares of Series A Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series A Preferred Shares;

(b) The 2,000,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 2,000,000 shares of Series B Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series B Preferred Shares; and

(c) The 1,760,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 1,760,000 shares of Series C Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series C Preferred Shares.

FOURTH: These Articles Supplementary shall be effective at the time the MSDAT accepts these Articles of Supplementary for record.

[SIGNATURE PAGE FOLLOWS]

CUST ID:0002756467
WORK ORDER:0003973047
DATE:05-21-2012 03:40 PM
AMT. PAID:$193.00

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested by its Secretary on this 21st day of May, 2012.

ATTEST:

Name: Raphael Licht
Title: Secretary

RAIT FINANCIAL TRUST

By: ______________________
Name: Jack E. Salmon
Title: Chief Financial Officer and Treasurer

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust the Articles of Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of the Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certified that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

____
Jack E. Salmon
Chief Financial Officer and Treasurer

CORPORATE CHARTER APPROVAL SHEET

** EXPEDITED SERVICE** ** KEEP WITH DOCUMENT **

DOCUMENT CODE 16 BUSINESS CODE ______

D04761789

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

1000362003324011

ID # D04761789 ACK # 1000362003324011
PAGES: 0004
RAIT FINANCIAL TRUST

05/21/2012 AT 03:40 P WO # 0003973047

New Name ______

FEES REMITTED

Base Fee:	100
Org. & Cap. Fee:	
Expedite Fee:	70
Penalty:	
State Recordation Tax:	
State Transfer Tax:	
Certified Copies	
Copy Fee:	23
Certificates	
Certificate of Status Fee:	
Personal Property Filings:	
Mail Processing Fee:	
Other:	
TOTAL FEES:	193

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1 Documents on 2 Checks

Approved By: 6

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COMMENT(S):

- ______ Change of Name
- ______ Change of Principal Office
- ______ Change of Resident Agent
- ______ Change of Resident Agent Address
- ______ Resignation of Resident Agent
- ______ Designation of Resident Agent and Resident Agent's Address
- ______ Change of Business Code
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Attention: ______

Mail: Name and Address
Peggy Roberts
Duane Morris LLP
111 S. Calvert St, Suite 2000
Baltimore, MD 21202

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CUST ID:0002756467
WORK ORDER:0003973047
DATE:05-21-2012 03:40 PM
AMT. PAID:$193.00

RAIT FINANCIAL TRUST
CERTIFICATE OF CORRECTION

RAIT Financial Trust, a Maryland real estate investment trust (the "**Trust**"), hereby certifies to the Maryland State Department of Assessments and Taxation (the "**MSDAT**") that:

FIRST: On May 21, 2012 the Trust filed with the MSDAT Articles Supplementary dated May 21, 2012 (the "**Articles Supplementary**") to the Declaration of Trust of the Trust (as amended, restated, corrected and supplemented from time to time, the "**Declaration of Trust**"), and the Articles Supplementary contain an error which requires correction as permitted by Section 1-207 of the Corporations and Associations Article of the Annotated Code of Maryland.

SECOND: (A) Article THIRD of the Articles Supplementary, as previously filed and to be corrected hereby, reads as follows:

*The respective preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and term and conditions of redemption (the "**Rights and Powers**") of the Reclassified Shares shall be those Rights and Powers described in the Declaration of Trust such that:*

(a) The 2,000,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 2,000,000 shares of Series A Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series A Preferred Shares;

(b) The 2,000,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 2,000,000 shares of Series B Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series B Preferred Shares; and

(c) The 1,760,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 1,760,000 shares of Series C Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series C Preferred Shares.

(B) Article THIRD of the Articles Supplementary, as corrected hereby, shall read as follows:

*The respective preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and term and conditions of redemption (the "**Rights and Powers**") of the Reclassified Shares shall be those Rights and Powers described in the Declaration of Trust such that:*

(a) The 2,000,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 2,000,000 shares of Series A Preferred Shares shall

have the Rights and Powers designated in the Declaration of Trust to the Series A Preferred Shares;

(b) The 2,000,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 2,000,000 shares of Series B Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series B Preferred Shares; and

(c) The 1,760,000 unclassified preferred shares of beneficial interest of the Trust reclassified as 1,760,000 shares of Series C Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series C Preferred Shares.

*For the sake of clarity, any dividend payable on any Series A Preferred Shares, Series B Preferred Shares or Series C Preferred Shares (the "**Preferred Shares**") issued on or after May 21, 2012 and on or prior to the next succeeding record date after such issuance of any dividend declared on such Preferred Shares shall receive the full dividend declared for such record date, without pro ration.*

(C) The defect contained in Article THIRD of the Articles Supplementary, as previously filed, is that certain dividend accrual language found in the Declaration of Trust and referenced in the Articles Supplementary is unclear as to the dividend accrual process following the initial issuance of Preferred Shares, thus the Trust must clarify such treatment to orderly effectuate its administration without excess cost to the Trust and its interest holders.

THIRD: The name of each party to the document being corrected is RAIT Financial Trust.

IN WITNESS WHEREOF, the Trust has caused this Certificate of Incorporation to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested by its Secretary on this 2nd day of August, 2012.

ATTEST:

Name: Raphael Licht
Title: Secretary

RAIT FINANCIAL TRUST

By:
Name: James J. Sebra
Title: Chief Financial Officer and Treasurer

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust this Certificate of Incorporation of which this Certificate is made a part, hereby acknowledges in the name and on behalf of the Trust the foregoing Certificate of Incorporation to be the act of said Trust and hereby certified that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

James J. Sebra
Chief Financial Officer and Treasurer

CUST ID:0002789160
WORK ORDER:0004005740
DATE:08-02-2012 10:55 AM
AMT. PAID:$75.00

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RAIT FINANCIAL TRUST

08/02/2012 AT 10:55 A WO # 0004005740

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FEES REMITTED

Base Fee:	25
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COMMENT(S): Walker

______ Change of Name
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______ Change of Resident Agent
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______ Designation of Resident Agent and Resident Agent's Address
______ Change of Business Code

______ Adoption of Assumed Name

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Code ______

Attention: ______

Mail: Name and Address

Diane Morris
1115 Calvert St
Balt MD. 21201

Stamp Work Order and Customer Number HERE

CUST ID:0002789160
WORK ORDER:0004005740
DATE:08-02-2012 10:55 AM
AMT. PAID:$75.00

ARTICLES SUPPLEMENTARY

RAIT FINANCIAL TRUST

Series D Cumulative Redeemable Preferred Shares of Beneficial Interest (Par Value $0.01 Per Share)

RAIT FINANCIAL TRUST, a Maryland real estate investment trust (hereinafter called the "Trust"), hereby certifies to the Department of Assessments and Taxation of the State of Maryland that:

First: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") by resolutions dated as of September 27, 2012, designated and classified 4,000,000 shares of the authorized but unissued unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "Series D Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series.

Second: The classification increases the number of shares classified as Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, from 0 shares immediately prior to the classification to 4,000,000 shares immediately after the classification. The classification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 12,340,000 shares immediately prior to the classification to 8,340,000 shares immediately after the classification. Prior to this classification, the Trust had classified:

(1) 4,760,000 shares as 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series A Preferred Shares");

(2) 4,300,000 shares as 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series B Preferred Shares"); and

(3) 3,600,000 shares as 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series C Preferred Shares").

Third: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series D Cumulative Redeemable Preferred Shares of Beneficial Interest are as follows:

(1) Designation and Number. A series of preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), designated as the "Series D Cumulative Redeemable Preferred Shares of Beneficial Interest" (the "Series D Preferred Shares"), is hereby established. The number of Series D Preferred Shares shall be 4,000,000 shares. The par value of Series D Preferred Shares shall be $0.01 per share.

(2) Rank. The Series D Preferred Shares, will, with respect to dividend rights, redemption rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust (a "Liquidation"), rank:

(a) senior to all common shares of beneficial interest, par value $0.03 per share, of the Trust (the "Common Shares") and to all equity securities issued or to be issued by the Trust the terms of which provide that such equity securities shall rank junior to the Series D Preferred Shares (sometimes the Common Shares and such equity securities are collectively referred to as "Junior Shares");

(b) on a parity with all equity securities issued or to be issued by the Trust (other than those referred to in clauses (a) and (c)), including, without limitation, the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares and the Series E Preferred Shares (as defined below) (sometimes the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series E Preferred Shares and such other equity securities are collectively referred to as "Parity Shares"); and

(c) junior to all (i) equity securities issued or to be issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Series D Preferred Shares and (ii) existing and future indebtedness of the Trust.

The term "equity securities" does not include debt securities of the Trust that are convertible into or exchangeable for equity securities of the Trust, which debt securities will rank senior to the Series D Preferred Shares prior to conversion or exchange.

(3) Dividends.

(a) Holders of Series D Preferred Shares shall be entitled to receive, when, as and if authorized by the Board of Trustees and declared by the Trust, out of legally available funds of the Trust, cumulative preferential cash dividends at the Applicable Dividend Rate (as defined below) of the Liquidation Preference (as defined below) per Series D Preferred Share per annum; provided, however, that during any period of time that either (i) the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) there exists one or more Default Events (as defined below) and any Series D Preferred Shares are outstanding, the Applicable Dividend Rate shall be increased by 250 basis points. "Default Event" means (unless waived by the holders of a majority of the outstanding Series D Preferred Shares) (i) the failure by the Trust and Subsidiaries (as defined below) of the Trust to perform in all material respects any term, covenant or agreement contained in Section 5.10(e) of the Purchase Agreement (as defined below); (ii) the failure by the Trust to make any payment hereunder, which failure to pay has continued uncured for a period of 10 days; (iii) the failure by the Trust and Subsidiaries of the Trust to perform in all material respects any term, covenant or agreement contained in Sections 5.10(a), 5.10(b), 5.10(c), 5.10(d), 5.10(f) or 5.10(g) of the Purchase Agreement, which failure to perform (if susceptible of cure) has continued uncured for a period of 30 days after the earlier of the receipt of a notice of such failure to perform by the Investor (as defined below) as provided under the Purchase Agreement or the Trust first becoming aware of such failure; (iv) the failure by the Trust and Subsidiaries of the Trust to perform in all material respects any other term covenant or agreement contained herein, in the Purchase Agreement or in any other Related

Document (as defined in the Purchase Agreement) not otherwise addressed in clauses (i), (ii) or (iii) above, which failure to perform (if susceptible of cure) has continued uncured for a period of 60 days after the earlier of the receipt of a notice of such failure to perform by the Investor as provided under the Purchase Agreement or the Trust first becoming aware of such failure. Dividends on each Series D Preferred Share shall accrue and cumulate from the date of original issuance of such Series D Preferred Share to, but excluding, the Dividend Payment Date (as defined below), and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series D Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share but in any event no earlier than December 31, 2012. Any dividend payable on the Series D Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the share transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date"). "Applicable Dividend Rate" means (a) 7.5% for any period from and after October 1, 2012 (the "Signing Date") until the date that immediately precedes the third anniversary of the Signing Date, (b) 8.5% for any period from and after the third anniversary of the Signing Date until the date that immediately precedes the sixth anniversary of the Signing Date, and (c) on the sixth anniversary of the Signing Date and on each anniversary of the Signing Date thereafter, the Applicable Dividend Rate then in effect will be increased by 50 basis points. "Subsidiary" means any Person of which a majority of (a) the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions, or (b) equity interests of such Person, in each of clause (a) or (b), are owned directly or indirectly by Company or any of its Subsidiaries or affiliates. "Investor" means ARS VI Investor I, LLC.

(b) Notwithstanding anything to the contrary contained herein, dividends on the Series D Preferred Shares shall accrue and cumulate whether or not the Trust has earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized by the Board of Trustees and declared by the Trust. Accumulated but unpaid dividends on the Series D Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series D Preferred Shares which may be in arrears.

(c) Except as provided in clause (d) below, if any Series D Preferred Shares are outstanding, no dividends (collectively, "Parity and Junior Dividends"), other than distributions in kind of Common Shares or other shares of the Trust's equity securities ranking junior to the Series D Preferred Shares as to dividends, may be paid or set apart for payment on the Junior Shares or Parity Shares unless full cumulative dividends (the "Dividend Preference Amount") due on any past or contemporaneous Dividend Payment Date have been or contemporaneously are authorized and declared and paid or set apart for payment as of the payment date of the relevant Parity and Junior Dividend. Notwithstanding anything herein to the contrary, the Trust may declare and pay Parity and Junior Dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series D Preferred Shares for any dividend period the Dividend Payment Date of which has not occurred as of the date of the declaration or payment of the Parity and Junior Dividends so long as the full Dividend Preference Amount has been paid through the most recent Dividend Payment Date for the Series D Preferred Shares.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series D Preferred Shares and all other Parity Shares, all dividends authorized and declared upon the Series D Preferred Shares, shall be authorized and declared *pro rata* so that the amount of dividends authorized and declared per Series D Preferred Share and each such other Parity Share shall in all cases bear to each other the same ratio that accumulated dividends per Series D Preferred Share and such other Parity Share (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

(e) Notwithstanding the above, the Trust shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or Junior Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares or Junior Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Trust's qualification as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code").

(f) No dividends on Series D Preferred Shares shall be authorized by the Board of Trustees or declared or paid or set apart for payment by the Trust if such declaration or payment or setting apart for payment shall be restricted or prohibited by law.

(g) If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series D Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series D Preferred Shares for the year bears to the Total Dividends. The Trust may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series D Preferred Shares would include in income their appropriate share of the Trust's undistributed long-term capital gains, as designated by the Trust.

(h) In determining whether a distribution (other than upon a Liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the Liquidation Preference and the liquidation preference (if any) of any Parity Shares and Junior Shares will not be added to the Trust's total liabilities.

(i) Holders of Series D Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series D Preferred Shares as described above. Any dividend payment made on the Series D Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series D Preferred Shares which remains payable.

(4) Liquidation Preference.

(a) In the event of any Liquidation, the holders of Series D Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the Trust) an amount equal to (i) $25.00 per share in the case of a Liquidation occurring on or after the fifth anniversary of the Signing Date, and (ii) $26.25 per share in the case of a Liquidation occurring prior to the fifth anniversary of the Signing Date, in either case, plus any accumulated and unpaid dividends thereon to the date of payment (the "Liquidation Preference"), whether or not authorized and declared, before any distribution of assets is made to holders of Common Shares and any other Junior Shares.

(b) If, upon any such Liquidation, the assets of the Trust are insufficient to make full payment to holders of the Series D Preferred Shares and any Parity Shares, then the holders of the Series D Preferred Shares and all other such classes or series of Parity Shares shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such Liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series D Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(d) After payment of the full amount of the Liquidation Preference, the holders of Series D Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(e) None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust's property or business shall be considered a Liquidation.

(f) In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series D Preferred Shares and the preferential rights (if any) of any Parity Shares and Junior Shares will not be added to the Trust's total liabilities.

(g) The term "Change of Control" means an event or series of related events by which:

(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of 25% or more of the outstanding equity securities of the Trust entitled to vote for members of the Board of Trustees of the Trust (taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(ii) at any time a majority of the members of the Board of Trustees of the Trust cease to be composed of individuals (a) who were members of the Board of Trustees on the first day of the 12 consecutive months immediately preceding such date, (b) whose election or nomination to the Board of Trustees was approved by individuals referred to in clause (a) above constituting at the time of such election or nomination at least a majority of the Board of Trustees or (c) whose election or nomination to the Board of Trustees was approved by individuals referred to in clauses (a) and (b) above constituting at the time of such election or nomination at least a majority of the Board of Trustees (excluding, in the case of both clause (b) and clause (c), any individual whose initial nomination for, or assumption of office as, a member of the Board of Trustees occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more Trustees by any person or group other than a solicitation for the election of one or more Trustees by or on behalf of the Board of Trustees);

(iii) any consolidation or merger of the Trust with or into any other Person, any merger of another Person into the Trust or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the properties, assets or business of the Trust to another Person, other than (a) any consolidation or merger (x) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Trust and (y) pursuant to which holders of shares of the Trust immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 75% or more of the total voting power of all shares of the Trust entitled to vote generally in the election of Trustees or equivalent positions of the continuing or surviving entity immediately after such transaction or (b) any merger which is effected solely to change the jurisdiction of formation of the Trust;

(iv) the Trust is liquidated or dissolved or a resolution is passed by the Board of Trustees approving a plan of liquidation or dissolution of the Trust;

(v) the Trust shall cease to own, directly or indirectly, 100% of the general partner interests of RAIT Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), at least 67% of the limited partner interests of the Operating Partnership and 100% of the common shares of beneficial interest of Taberna Realty Finance Trust, a Maryland real estate investment trust ("Taberna"); or

(vi) the Operating Partnership shall cease to own, directly or indirectly, 100% of the common equity interests of NewSub (as defined below).

(5) Redemption.

(a) Trust Redemption Right. The Trust shall not have the right to redeem the Series D Preferred Shares prior to the fifth anniversary of the Signing Date, except that the Trust shall have the right to redeem the Series D Preferred Shares prior to the fifth (5th) anniversary of the Signing Date at a redemption price of $26.25 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared (i) in whole or in part to maintain the Trust's qualification as a REIT under the Code, (ii) upon a Change of Control or (iii) in connection with an exercise of Warrants (as defined in the Purchase Agreement) by a holder of Series D Preferred Shares for cash, in which case such optional redemption pursuant to this clause (iii) shall be from such holder of Series D Preferred Shares that exercised its Warrant for that number of Series D Preferred Shares not to exceed the lesser of (x) the number of Series D Preferred Shares held by such holder and (y) the number of Series D Preferred Shares for which the redemption price (including accrued but unpaid dividends thereon) equals the aggregate exercise price paid by such holder upon such Warrant exercise. On or after the fifth (5th) anniversary of the Signing Date, the Trust, at its option, upon giving notice as provided below, may redeem the Series D Preferred Shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared. The redemption right of the Trust under this Section 5(a) is referred to as the "Trust Redemption Right."

(b) Mandatory Redemption. From and after the occurrence of a Mandatory Redemption Triggering Event (as defined below), each holder of Series D Preferred Shares may elect to have all or a portion of such holder's Series D Preferred Shares redeemed by the Trust. In such event, the Trust shall redeem that number of outstanding Series D Preferred Shares that such holder elects to have redeemed, for cash, at a redemption price of $26.25 per share prior to the fifth anniversary of the Signing Date and $25.00 per share on or after the fifth anniversary of the Signing Date, in each case, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared (the "Mandatory Redemption Right").

(i) The term "Mandatory Redemption Triggering Event" means each of: (i) the occurrence of a Change of Control; (ii) the Trust's ceasing to be subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act; (iii) the Trust's failure to satisfy the requirements for qualification and taxation as a REIT under the Code, or the Trust's revocation of its election to be taxed as a REIT under the Code, including pursuant to a determination by the Board of Trustees that it is no longer in the best interests of the Trust for the Trust to continue to so qualify as a REIT; (iv) the failure by the Trust and Subsidiaries of the Trust to perform in all material respects any term, covenant or agreement contained in the Purchase Agreement, which failure to perform constitutes a Draw Down Termination Event under the Purchase Agreement after giving effect to any applicable cure period thereunder and has continued uncured for a further period of 60 days after such Draw Down Termination Event has occurred; (v) the Chief Executive Officer of the Trust as of the Signing Date (as defined below) shall have been removed or terminated by the Board of Trustees as Chief Executive Officer of the Trust, and a replacement Chief Executive Officer shall not have been hired within one hundred eighty (180) days of such removal or termination, which replacement shall be reasonably acceptable to the holders of a majority of the outstanding Series D Preferred Shares; or (vi) (A) the Securities and Exchange Commission (the "SEC") shall have filed a complaint against any of the Trust or any of its Subsidiaries or a Trustee, director or executive officer of the Trust or any of its Subsidiaries with respect to the business of the Trust or any of such Subsidiaries or (B) the Trust or any such Subsidiaries shall have entered into a settlement with the SEC to an enforcement action by the SEC against any person covered by clause (A) with respect to the business of the Trust or any of such Subsidiaries or (C) a judgment shall have been entered by a court that includes a finding that any person covered in clause (A) shall have violated securities laws, rules or regulations with respect to the business of the Trust or any such Subsidiaries and, in each of clauses (A)-(C) above, in the good faith determination of the holders of a majority of the outstanding Series D Preferred Shares, the filing of such complaint or the entry of such settlement or the entry of such judgment would have a Material Adverse Effect (as defined below).

(ii) "Material Adverse Effect" shall mean any condition, occurrence, state of facts or event having any effect on the business, operations, properties, prospects, assets or condition (financial or otherwise) of the Trust that is material and adverse to the Trust and its Subsidiaries, taken as a whole, or any condition, occurrence, state of facts or event that prohibits or otherwise materially interferes with or materially delays the ability of the Trust or any of its Subsidiaries to perform any of their material obligations hereunder, under the Purchase Agreement or under any other Related Documents (as defined in the Purchase Agreement). A Material Adverse Effect shall not include any of the following: (A) changes in general political, economic or financial market conditions that do not disproportionately affect the Trust and its Subsidiaries; (B) changes in industry conditions that do not disproportionately affect the Trust and its Subsidiaries; (C) changes resulting from the parties' compliance with the terms hereof, of the Purchase Agreement and of the other Related Documents; (D) changes in GAAP (as defined in the Purchase Agreement) that do not disproportionately affect the Trust and its Subsidiaries; (E) changes in laws that do not disproportionately affect the Trust and its Subsidiaries; or (F) acts of terrorism or war.

(iii) References to a Draw Down Termination Event shall include any such event occurring at any time following the Signing Date, including any such event that occurs at any time after the expiration of the Investment Period (as defined in the Purchase Agreement), after Trust has fully drawn on the commitments under the Purchase Agreement or after the Trust is no longer permitted to draw down any further capital thereunder.

(c) Mandatory Amortization. The Trust shall redeem the Series D Preferred Shares with up to $50 million of Net Proceeds (as defined below) promptly following the receipt of such Net Proceeds by NewSub or any Subsidiary of NewSub (i) from and after the fifth (5th) anniversary of the Signing Date in the case of Non-CMBS Net Proceeds and (ii) from and after the seventh (7th) anniversary of the Signing Date in the case of CMBS Net Proceeds (as defined below), in each case, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared (the "Mandatory Amortization"). "Non-CMBS Net Proceeds" shall mean the aggregate cash proceeds received by NewSub or any of its Subsidiaries in respect of any Investment Disposition (as defined below) (other than an Investment Disposition of a CMBS loan), minus the direct costs relating to such Investment Disposition, including reasonable legal, accounting and investment banking fees and sales commissions, taxes paid or payable as a result of the Investment Disposition, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and any reserve for adjustment in respect of the sale price received in respect of such Investment Disposition established in accordance with GAAP. "CMBS Net Proceeds" (and, together with "Non-CMBS Net Proceeds," the "Net Proceeds") shall mean the aggregate cash proceeds received by NewSub or any of its Subsidiaries in respect of any Investment Disposition of a CMBS loan, minus the direct costs relating to such Investment Disposition, including reasonable legal, accounting and investment banking fees and sales commissions, taxes paid or payable as a result of the Investment Disposition, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements and any reserve for adjustment in respect of the sale price received in respect of such Investment Disposition established in accordance with GAAP. "Investment Disposition" shall mean the sale, transfer or other disposition of any loan or other investment by NewSub or any of its Subsidiaries for cash or Marketable Securities (as defined below), or any other liquidation, distribution or payment received in full or partial payment of such loan or other investment for cash or Marketable Securities, including any cash received upon the sale, transfer or other disposition of any non-cash consideration received in any Investment Disposition. "Marketable Securities" shall mean securities that are traded on an established U.S. securities exchange and that are freely tradeable immediately and without restriction or limitation.

(d) If fewer than all of the outstanding Series D Preferred Shares are to be redeemed pursuant to the Trust Redemption Right or the Mandatory Amortization, the shares to be redeemed shall be selected *pro rata* (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method as may be prescribed by the Board of Trustees; provided, however, that if such Trust Redemption Right is pursuant to Section 5(a)(iii) in connection with a holder's cash exercise of a Warrant, then the shares to be redeemed shall only be redeemed from such holder. If such redemption is to be by lot and, as a result of such redemption, any holder of Series D Preferred Shares would become a holder of a number of Series D Preferred Shares in excess of the Ownership Limit (as defined in Article VII of the Declaration of Trust) or the Excluded Holder Limit (as defined in Article VII of the Declaration of Trust), as applicable, except as provided in Section 1(G) of Article VII of the Declaration of Trust, because such holder's Series D Preferred Shares were not redeemed, or were only redeemed in part, then the Trust shall redeem the requisite number of Series D Preferred Shares of such holder such that no holder will hold in excess of the of the Ownership Limit or the Excluded Holder Limit, as applicable, subsequent to such redemption or otherwise transfer the shares pursuant to Article VII.

(e) No Series D Preferred Shares, Common Shares or any other Junior Shares or Parity Shares shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for Junior Shares or Parity Shares) unless:

(i) the Dividend Preference Amount with respect to all Series D Preferred Shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment thereof is set apart for payment at the time of such relevant acquisition; and

(ii) the dividend with respect to any Series D Preferred Shares for which a notice of redemption has been given with respect to any partial dividend period from the prior Dividend Payment Date to, but excluding, the redemption date, computed, in the case of such partial dividend period, in accordance with Section 3(a) above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition. The restrictions in this Section 5 shall not prevent the repurchase or transfer of Common Shares, Junior Shares or Parity Shares of any series of the Trust pursuant to Article VII of the Declaration of Trust or otherwise in order to enforce the ownership restrictions set forth in Article VII and ensure that, among other things, the Trust remains qualified as a REIT for United States federal income tax purposes, or the redemption, purchase or acquisition of Series D Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series D Preferred Shares.

(f) Prior to or contemporaneous with any redemption of Series D Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends on the Series D Preferred Shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

(g) The following provisions set forth the procedures for redemption pursuant to the Trust Redemption Right or Mandatory Amortization:

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series D Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series D Preferred Shares except as to the holder to whom notice was defective or not given. If the Trust Redemption Right is pursuant to Section 5(a)(iii) in connection with a holder's cash exercise of a Warrant, such notice of redemption must be furnished no later than 10 calendar days following the Trust's receipt of the holder's election to exercise the Warrant.

(ii) In addition to any information required by law or by the applicable rules of any exchange or automated interdealer quotation system upon which the Series D Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series D Preferred Shares to be redeemed; (D) the place or places where the holders of Series D Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series D Preferred Shares to be redeemed will cease to accumulate on the redemption date.

(iii) On or after the redemption date, each holder of Series D Preferred Shares to be redeemed shall present and surrender the certificates evidencing his or her Series D Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to, but excluding, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate evidencing Series D Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all of the shares evidenced by any such certificate evidencing Series D Preferred Shares are to be redeemed, a new certificate shall be issued evidencing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series D Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to, but excluding, the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's share transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but excluding, the redemption date) of the Series D Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series D Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but excluding, the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series D Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(h) The following provisions set forth the procedures for redemption pursuant to the Mandatory Redemption Right:

(i) Any election by a holder of Series D Preferred Shares for a Mandatory Redemption Right pursuant to Section 5(b) shall be made by written notice to the Trust at least twenty (20) business days prior to the elected redemption date.

(ii) Each notice shall state the redemption date and the number of Series D Preferred Shares to be redeemed.

(iii) On or after the redemption date, each holder of Series D Preferred Shares to be redeemed shall present and surrender the certificates evidencing his or her Series D Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to, but excluding, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate evidencing Series D Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all of the shares evidenced by any such certificate evidencing Series D Preferred Shares are to be redeemed, a new certificate shall be issued evidencing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series D Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to, but excluding, the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's share transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but excluding, the redemption date) of the Series D Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the Trust shall notify such holders of the Series D Preferred Shares to be redeemed (A) of the date of such deposit, (B) the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but excluding, the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series D Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(i) The Series D Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Section 5 hereof or Section 2(G) of Article VII of the Declaration of Trust.

(j) All or a portion of the applicable redemption price for any Trust Redemption Right or for a Mandatory Redemption Right pursuant to clauses (iv) – (vi) of the definition of Mandatory Redemption Triggering Event above may be paid by the Trust in its sole discretion by executing and delivering to any holder of Series D Preferred Shares being redeemed a promissory note in the form attached hereto as Exhibit A, having a principal amount equal to the redemption price payable to such holder(s).

(k) Subject to applicable law and the limitations on purchases, redemptions or other acquisitions set forth in Section 5 hereof, the Trust may, at any time and from time to time, purchase any Series D Preferred Shares in the open market, by tender or by private agreement.

(6) Voting Rights.

(a) Holders of the Series D Preferred Shares shall not have any voting rights, except as set forth below.

(b) During the Investment Period (as defined in the Purchase Agreement) and thereafter, for so long as the Investor and its Affiliates that are Permitted Transferees (as defined in the Purchase Agreement) collectively own at least 10% of the aggregate Series D Preferred Shares actually issued under the Purchase Agreement (the "Ownership Condition"), (i) the Board of Trustees shall include one person designated by the Investor (such designee, the "Series D Designee") to serve as Trustee of the Board of Trustees (the "Series D Trustee"), (ii) the Trust shall nominate the Series D Designee for election as the Series D Trustee at each annual meeting of the shareholders or at any special meeting held in place thereof and (iii) no person other than the Series D Designee shall be eligible for nomination or election as the Series D Trustee. So long as the Ownership Condition continues to be satisfied, such right shall be exercisable (i) upon the first issuance of Series D Preferred Shares and (ii) at each annual meeting of shareholders thereafter or at any special meeting held in place thereof. During the Investment Period and thereafter as long as the Ownership Condition continues to be satisfied, any vacancy in the office of the Series D Trustee may be filled only by the person designated by the Investor as the Series D Designee. The provisions contained in this Section 6(b) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series D Preferred Shares are entitled to elect the Series D Trustee to the Board of Trustees during any vacancy in the office of such Series D Trustee. Following the expiration of the Investment Period, the right of the Investor to designate the Series D Trustee under this Section 6(b) shall automatically terminate once the Ownership Condition ceases to be satisfied. The right of the Investor to designate the Series D Trustee shall not be transferable by the Investor except to an Affiliate.

(c) Whenever dividends on the Series D Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive) (a "Preferred Dividend Default"), then, in accordance with the Declaration of Trust, the number of Trustees of the Trust shall be automatically increased by one, and the holders of Series D Preferred Shares (voting together as a single class) shall be entitled to elect a total of one additional Trustee to the Board of Trustees (the "Preferred Trustee") to fill such newly created Trusteeship at an annual meeting of shareholders or a special meeting held in place thereof or at a properly called special meeting of the holders of the shares of the Series D Preferred Shares, and at each subsequent annual meeting of shareholders or special meeting held in place thereof, until all dividends accumulated on the Series D Preferred Shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment. The rights conferred to the holders of Series D Preferred Shares in this Section (6)(c) (i) are separate from any similar voting rights conferred to and exercisable by any other holders of equity securities of the Trust (including, without limitation, the voting rights of the Parity Shares pursuant to Section 6(b) of the Articles Supplementary of the Series A Preferred Shares, Section 6(b) of the Articles Supplementary of the Series B Preferred Shares and Section 6(b) of the Articles Supplementary of the Series C Preferred Shares and the holders of Series D Preferred Shares shall not be included in the voting class referenced therein) and (ii) shall not limit the right of the Trust to grant separate voting rights to any other series of Preferred Shares. For the avoidance of doubt, the right of holders of Series D Preferred Shares to designate the Preferred Trustee pursuant to this Section 6(c) is in addition to the right of such holders to designate the Series D Trustee pursuant to Section 6(b) above.

(d) If and when the Dividend Preference Amount on the Series D Preferred Shares shall have been paid in full or authorized and declared and a sum sufficient for the payment thereof set apart for payment in full, the holders of Series D Preferred Shares shall be divested of the voting rights set forth in clause (c) above (subject to revesting in the event of each and every Preferred Dividend Default), the term of office of the Preferred Trustee so elected shall expire. Upon the expiration of the term of the Preferred Trustee in accordance with the immediately preceding sentence, the number of Trustees of the Trust shall automatically be reduced by one. The Preferred Trustee may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series D Preferred Shares when they have the voting rights set forth in clause (c) above. So long as a Preferred Dividend Default shall continue, any vacancy in the office of the

Preferred Trustee may be filled by a vote of the holders of a majority of the outstanding Series D Preferred Shares when they have the voting rights set forth in clause (c) above. All Trustees of the Trust shall be entitled to one vote per Trustee on any matter. The provisions contained in Section 6(c) hereof and in this Section 6(d) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series D Preferred Shares are entitled to elect the Preferred Trustee to the Board of Trustees during a Preferred Dividend Default.

(e) So long as any Series D Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of a majority of the Series D Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class):

(i) authorize, create or increase the number of authorized or issued shares of any class or series of equity securities ranking senior to the outstanding Series D Preferred Shares with respect to the payment of dividends or the distribution of assets upon Liquidation or reclassify any authorized equity securities of the Trust into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities;

(ii) amend, alter or repeal the provisions of the Declaration of Trust (including the terms of the Series D Preferred Shares set forth herein), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series D Preferred Shares; provided, however, that any authorization, creation or issuance of any other class or series of the Trust's equity securities, in each case ranking on a parity with or junior to the Series D Preferred Shares with respect to the payment of dividends and the distribution of assets upon Liquidation (other than additional Series D Preferred Shares) shall not in and of itself be deemed to materially and adversely affect the rights, preferences or voting powers of the Series D Preferred Shares; or

(iii) provide any Trustee of the Trust with voting rights that differ from the voting rights of any other Trustee of the Trust.

(f) Any amendment to the terms of the Series D Preferred Shares shall require the exclusive vote of a majority of the outstanding Series D Preferred Shares.

(g) Conversion; Exchange. The Series D Preferred Shares shall be exchanged for shares of newly issued Series E Cumulative Redeemable Preferred Shares, par value $0.01 per share, having the rights and preferences set forth in Exhibit B hereto (the "Series E Preferred Shares"), prior to any transfer in a "brokers transaction" pursuant to Rule 144 under the Securities Act or pursuant to an offering registered under the Securities Act as provided under the Purchase Agreement. Any amendment to the terms of the Series E Preferred Shares as set forth in Exhibit B before the issuance of any Series E Preferred Shares shall require exclusively the vote of a majority of the outstanding shares of Series D Preferred Shares. The Series D Preferred Shares shall not otherwise be convertible or exchangeable for any other property or securities of the Trust. The Trust shall not, whether by merger, consolidation, amendment hereto or to any other provision of the Declaration of Trust, operation of law or otherwise, effect any share split, recapitalization or similar adjustment in respect of the Series E Preferred Shares unless simultaneously in connection therewith the Trust effects an identical share split, recapitalization or similar adjustment to the Series D Preferred Shares.

(7) Restrictions on Transfer and Shares-in-Trust. The Series D Preferred Shares are subject to the provisions of Article VII of the Declaration of Trust and certain restrictions on transfer set forth in the Purchase Agreement.

(8) Status. All Series D Preferred Shares which shall have been redeemed or reacquired in any manner by the Trust shall be returned to unclassified preferred shares of the Trust which may be issued or reclassified by the Board of Trustees from time to time in accordance with the Declaration of Trust, provided that such preferred shares may not be re-issued or sold as Series D Preferred Shares.

(9) Information Rights. During any period in which the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series D Preferred Shares are outstanding, the Trust shall transmit by mail to all holders of Series D Preferred Shares, as their names and addresses appear in the Trust's record books and without cost to such holders, copies of the annual reports and quarterly reports that the Trust would have been required to file with the SEC pursuant to the reporting requirements of Section 13 or 15(d) of the Exchange Act if the Trust was subject to such Sections (other than any exhibits that would have been required); provided, however, that (i) such annual and quarterly reports shall not be required to comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein or Rule 3-10 or Rule 3-16 of Regulation S-X, and (ii) the Trust will not be required to comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002 or otherwise furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K. For the avoidance of doubt, the Trust will be required to include the information regarding director, trustee and management compensation required under the Exchange Act to be included in a public company's quarterly and year-end reports, including the compensation discussion and analysis, summary compensation table and other information required by Part III of Form 10-K. The Trust will promptly upon written request, supply copies of such reports to any prospective holder of Series D Preferred Shares and will mail the reports to the holders of Series D Preferred Shares within 15 days after the respective dates by which the Trust would have been required to file the reports with the SEC if the Trust was subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

(10) Exclusion of Other Rights. The Series D Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth herein. The Series D Preferred Shares shall have no preemptive or subscription rights. In connection with any issuance of Series D Preferred Shares by the Trust, an equal number of Subsidiary Preferred Units (as defined below) will be issued by NewSub to the holder(s) of Series D Preferred Shares being issued by NewSub.

(11) Subsidiary Preferred Units.

(a) Pursuant to the Securities Purchase Agreement, dated as of October 1, 2012 (the "Signing Date"), among the Trust, RAIT Partnership, L.P., Taberna, RAIT Asset Holdings IV, LLC ("NewSub") and the Investor (the "Purchase Agreement"), in connection with any issuance of Series D Preferred Shares by the Trust, an equal number of Subsidiary Preferred Units (as defined below) will be issued by NewSub to the holder(s) of Series D Preferred Shares by NewSub. "Subsidiary Preferred Units" shall mean the preferred units issued by NewSub pursuant to the Purchase Agreement and limited liability company agreement of NewSub.

(b) The Trust shall not, whether by merger, consolidation, amendment hereto or to any other provision the Declaration of Trust, operation of law or otherwise, effect any share split, recapitalization or similar adjustment in respect of the Series D Preferred Shares unless simultaneously in connection therewith NewSub effects an identical share split, recapitalization or similar adjustment to the Subsidiary Preferred Units.

(c) Any payment received in respect of a Subsidiary Preferred Unit will be allocated to the Series D Preferred Share to which such Subsidiary Preferred Unit is linked.

(d) In connection with any transfer of Series D Preferred Shares, an equal number of Subsidiary Preferred Units shall be transferred to the same transferee.

(12) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(13) Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series D Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series D Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series D Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Fourth: Upon any restatement of the Declaration of Trust, the terms of the Series D Preferred Shares set forth in ARTICLE THIRD hereof shall become Article XVII of the Declaration of Trust.

Fifth: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

SIXTH: The Series D Preferred Shares have been classified and designated by the Board of Trustees under the authority contained in the Declaration of Trust and these Articles Supplementary have been approved by the Board of Trustees in the manner and by the vote required by law.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and witnessed by its Chief Operating Officer and Secretary on October 1, 2012.

WITNESS:	RAIT FINANCIAL TRUST
	By:
Name: Raphael Licht	Name: James J. Sebra
Title: Chief Operating Officer and Secretary	Title: Chief Financial Officer and Treasurer

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust the Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

James J. Sebra
Chief Financial Officer and Treasurer

EXHIBIT A

Form of Promissory Note

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR AN EXEMPTION THEREFROM.

PROMISSORY NOTE

$[____________] [DATE]

FOR VALUE RECEIVED, RAIT Financial Trust, a Maryland real estate investment trust (the "**Company**"), promises to pay to the order of [____________] ("**Holder**"), the principal amount of [____________] ($[____________]) and interest on the outstanding principal amount as provided below.

This note (this "**Note**") is being issued pursuant to the Articles Supplementary filed with the Department of Assessments and Taxation of the State of Maryland with respect to the Company's Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share (the "**Articles Supplementary**"). Capitalized terms not otherwise defined herein shall have the meanings provided in the Securities Purchase Agreement, dated as of October 1, 2012, by and among the Company, RAIT Partnership, L.P., Taberna Realty Finance Trust, RAIT Asset Holdings IV, LLC and ARS VI Investor I, LLC.

The terms and conditions of this Note are as follows:

1. This Note shall accrue interest (calculated on the basis of a 360-day year of 30-day months, computed annually) on the unpaid principal amount of this Note at a rate of twelve and one half percent (12.5%) per annum (the "**Interest Rate**"), payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year until such unpaid principal is paid or prepaid in cash in full.

2. The principal amount of this Note and all accrued and unpaid interest thereon shall be due on [____________][1] (the "**Maturity Date**"). On the Maturity Date, the Company shall pay to Holder all principal and accrued but unpaid interest thereon.

3. Each payment upon this Note shall be made at [______] or any other place that Holder may direct in writing.

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[1] 180 days from the applicable redemption date.

4. The Company, at its option, may make prepayments of the principal of, and the interest on, this Note in whole or in part (in minimum increments of $1,000,000, or if less, the remaining principal amount of the Note), at any time without premium or penalty, but with accrued interest to the date of such prepayment applicable to the principal amount of the Note being prepaid.

5. Each of the following shall constitute an "**Event of Default**" under this Note:

a. The occurrence of a Change of Control;

b. the Company shall, pursuant to or within the meaning of the United States Bankruptcy Code or any other foreign, federal or state law relating to insolvency or relief of debtors (a "**Bankruptcy Law**") (i) commence a voluntary case or proceeding, (ii) consent to the entry of an order for relief against it in an involuntary case, (iii) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official or (iv) make an assignment for the benefit of its creditors;

c. a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Company in an involuntary case, (ii) appoints a trustee, receiver, assignee, liquidator or similar official for the Company or substantially all of the Company's properties or (iii) orders the liquidation of the Company, and in each case, the order or decree is not dismissed within 90 days;

d. the Company fails to pay when due any principal or interest under this Note or any other note issued pursuant to the Warrants, the Common Share Appreciation Rights or the Articles Supplementary, and such failure continues unremedied for a period of ten (10) days; or

e. the occurrence of a default or event of default and the continuation thereof under the terms of any agreement, contract, note or other instrument to which any Issuer Party or any of their respective Subsidiaries is a party which has resulted in the acceleration of in excess of $25.0 million in Recourse Indebtedness and which acceleration has not been rescinded or cured and has not been stayed or restricted by judicial order or process and such occurrence and continuation continues for a period of two (2) business days after Holder's delivery of written notice to the Company of such occurrence and continuation.

Upon the occurrence of any Event of Default specified in clauses (a) through (c) above after the issuance of this Note and separate from the event that gave rise to the issuance of this Note, all amounts owing with respect to this Note shall become immediately due and payable to Holder automatically and without any requirement of notice from Holder. Upon the occurrence of an Event of Default specified in clauses (d) through (e) above, Holder may declare all amounts owing with respect to this Note and any other note issued to the Holder pursuant to the Warrants, the Common Share Appreciation Rights or Articles Supplementary to be, and they shall thereupon forthwith become, immediately due and without presentment, demand, protest or other notice of any kind.

6. Nothing in this Note shall require the Company to pay interest at a rate in excess of the maximum rate permitted by applicable law and the interest rate otherwise applicable to this Note (including any default rate of interest) shall be reduced, if necessary, to conform to such maximum rate.

7. The Company waives demand for payment, presentment, notice of dishonor and protest of this Note.

8. No waiver by any party of any default with respect to any provision, condition or requirement of this Note shall be deemed to be a continuing waiver in the future or a waiver of any other provisions, condition or requirement hereof nor shall any delay or omission of any party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter. No provision of this Note may be waived other than in a written instrument signed by the party against whom enforcement of such waiver is sought.

9. Holder may sell or assign, or grant participations in, all or a portion of, its interest in this Note without the prior written consent of the Company (the "Note Interest") and, in connection therewith, may make available to any prospective purchaser, assignee or participant any information relative to the Company in his possession. The Holder shall promptly notify the Company of any such sale, assignment or participation grant. The Company may not assign any of its rights hereunder without the prior written consent of Holder.

10. This Note and any term hereof may be changed, discharged or terminated only by an instrument in writing signed by the Company and the Holder. If any term or provision of this Note shall be held invalid, illegal or unenforceable, the validity of all other terms and provisions hereof shall in no way be affected thereby. The parties hereby irrevocably submit to the exclusive jurisdiction of the United States District Court and other courts of the United States sitting in New York City in the State of New York for the purposes of any suit, action or proceeding arising out of or relating to this Note. This Note shall be governed by and construed in accordance with the internal procedural and substantive laws of the State of New York, without giving effect to the choice of law provisions of such state that would cause the application of the laws of any other jurisdiction.

IN WITNESS WHEREOF, the undersigned has executed this Note on the day and year first above written.

RAIT FINANCIAL TRUST

By: ______________________________
Name:
Title:

Acknowledged and agreed to by:

[HOLDER]

By: ______________________________
Name:
Title:

EXHIBIT B

Series E Cumulative Redeemable Preferred Shares of Beneficial Interest (Par Value $0.01 Per Share)

FIRST: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") by resolutions dated as of September 27, 2012, designated and classified 4,000,000 shares of the authorized but unissued unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "Series E Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series.

SECOND: The classification increases the number of shares classified as Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, from 0 shares immediately prior to the classification to 4,000,000 shares immediately after the classification. The classification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 8,340,000 shares immediately prior to the classification to 4,340,000 shares immediately after the classification. Prior to this classification, the Trust had classified:

(1) 4,760,000 shares as 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series A Preferred Shares");

(2) 4,300,000 shares as 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series B Preferred Shares"); and

(3) 3,600,000 shares as 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series C Preferred Shares").

(4) 4,000,000 shares as Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series D Preferred Shares").

THIRD: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series E Cumulative Redeemable Preferred Shares of Beneficial Interest are as follows:

(1) Designation and Number. A series of preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), designated as the "Series E Cumulative Redeemable Preferred Shares of Beneficial Interest" (the "Series E Preferred Shares"), is hereby established. The number of Series E Preferred Shares shall be 4,000,000 shares. The par value of Series E Preferred Shares shall be $0.01 per share.

(2) Rank. The Series E Preferred Shares, will, with respect to dividend rights, redemption rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust (a "Liquidation"), rank:

(a) senior to all common shares of beneficial interest, par value $0.03 per share, of the Trust (the "Common Shares") and to all equity securities issued or to be issued by the Trust the terms of which provide that such equity securities shall rank junior to the Series E Preferred Shares (sometimes the Common Shares and such equity securities are collectively referred to as "Junior Shares");

(b) on a parity with all equity securities issued or to be issued by the Trust (other than those referred to in clauses (a) and (c)), including, without limitation, the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares and the Series D Preferred Shares (sometimes the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and such other equity securities are collectively referred to as "Parity Shares"); and

(c) junior to all (i) equity securities issued or to be issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Series E Preferred Shares and (ii) existing and future indebtedness of the Trust.

The term "equity securities" does not include debt securities of the Trust that are convertible into or exchangeable for equity securities of the Trust, which debt securities will rank senior to the Series E Preferred Shares prior to conversion or exchange.

(3) Dividends.

(a) Holders of Series E Preferred Shares shall be entitled to receive, when, as and if authorized by the Board of Trustees and declared by the Trust, out of legally available funds of the Trust, cumulative preferential cash dividends at the Applicable Dividend Rate (as defined below) of the Liquidation Preference (as defined below) per Series E Preferred Share per annum; provided, however, that during any period of time that either (i) the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) there exists one or more Default Events (as defined below) and any Series E Preferred Shares are outstanding, the Applicable Dividend Rate shall be increased by 250 basis points. "Default Event" means (unless waived by the holders of a majority of the outstanding Series E Preferred Shares) (i) the failure by the Trust to make any payment hereunder, which failure to pay has continued uncured for a period of 10 days; or (ii) the failure by the Trust and Subsidiaries of the Trust to perform in all material respects any other term, covenant or agreement contained herein not otherwise addressed in clause (i) above, which failure to perform (if susceptible of cure) has continued uncured for a period of 60 days after the earlier of the receipt of a notice of such failure to perform by the holders of a majority of the outstanding Series E Preferred Shares or the Trust first becoming aware of such failure. Dividends on each Series E Preferred Share shall accrue and cumulate from the date of original issuance of such Series E Preferred Share to, but excluding, the Dividend Payment Date (as defined below), and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a

"Dividend Payment Date"), commencing, with respect to any Series E Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share but in any event no earlier than December 31, 2012. Any dividend payable on the Series E Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the share transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date"). "Applicable Dividend Rate" means (a) 7.5% for any period from and after October 1, 2012 (the "Signing Date") until the date that immediately precedes the third anniversary of the Signing Date, (b) 8.5% for any period from and after the third anniversary of the Signing Date until the date that immediately precedes the sixth anniversary of the Signing Date, and (c) on the sixth anniversary of the Signing Date and on each anniversary of the Signing Date thereafter, the Applicable Dividend Rate then in effect will be increased by 50 basis points. "Subsidiary" means any Person of which a majority of (a) the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions, or (b) equity interests of such Person, in each of clause (a) or (b), are owned directly or indirectly by Company or any of its Subsidiaries or affiliates.

(b) Notwithstanding anything to the contrary contained herein, dividends on the Series E Preferred Shares shall accrue and cumulate whether or not the Trust has earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized by the Board of Trustees and declared by the Trust. Accumulated but unpaid dividends on the Series E Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series E Preferred Shares which may be in arrears.

(c) Except as provided in clause (d) below, if any Series E Preferred Shares are outstanding, no dividends (collectively, "Parity and Junior Dividends"), other than distributions in kind of Common Shares or other shares of the Trust's equity securities ranking junior to the Series E Preferred Shares as to dividends, may be paid or set apart for payment on the Junior Shares or Parity Shares unless full cumulative dividends (the "Dividend Preference Amount") due on any past or contemporaneous Dividend Payment Date have been or contemporaneously are authorized and declared and paid or set apart for payment as of the payment date of the relevant Parity and Junior Dividend. Notwithstanding anything herein to the contrary, the Trust may declare and pay Parity and Junior Dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series E Preferred Shares for any dividend period the Dividend Payment Date of which has not occurred as of the date of the declaration or payment of the Parity and Junior Dividends so long as the full Dividend Preference Amount has been paid through the most recent Dividend Payment Date for the Series E Preferred Shares.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Shares and all other Parity Shares, all dividends authorized and declared upon the Series E Preferred Shares, shall be authorized and declared *pro rata* so that the amount of dividends authorized and declared per Series E Preferred Share and each such other Parity Share shall in all cases bear to each other the same ratio that accumulated dividends per Series E Preferred Share and such other Parity Share (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

(e) Notwithstanding the above, the Trust shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or Junior Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares or Junior Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Trust's qualification as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code").

(f) No dividends on Series E Preferred Shares shall be authorized by the Board of Trustees or declared or paid or set apart for payment by the Trust if such declaration or payment or setting apart for payment shall be restricted or prohibited by law.

(g) If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series E Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series E Preferred Shares for the year bears to the Total Dividends. The Trust may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series E Preferred Shares would include in income their appropriate share of the Trust's undistributed long-term capital gains, as designated by the Trust.

(h) In determining whether a distribution (other than upon a Liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the Liquidation Preference and the liquidation preference (if any) of any Parity Shares and Junior Shares will not be added to the Trust's total liabilities.

(i) Holders of Series E Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series E Preferred Shares as described above. Any dividend payment made on the Series E Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series E Preferred Shares which remains payable.

(4) Liquidation Preference.

(a) In the event of any Liquidation, the holders of Series E Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the Trust) an amount equal to (i) $25.00 per share in the case of a Liquidation occurring on or after the fifth anniversary of the Signing Date, and (ii) $26.25 per share in the case of a Liquidation occurring prior to the fifth anniversary of the Signing Date, in either case, plus any accumulated and unpaid dividends thereon to the date of payment (the "Liquidation Preference"), whether or not authorized and declared, before any distribution of assets is made to holders of Common Shares and any other Junior Shares.

(b) If, upon any such Liquidation, the assets of the Trust are insufficient to make full payment to holders of the Series E Preferred Shares and any Parity Shares, then the holders of the Series E Preferred Shares and all other such classes or series of Parity Shares shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such Liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series E Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(d) After payment of the full amount of the Liquidation Preference, the holders of Series E Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(e) None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust's property or business shall be considered a Liquidation.

(f) In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series E Preferred Shares and the preferential rights (if any) of any Parity Shares and Junior Shares will not be added to the Trust's total liabilities.

(5) Redemption.

(a) Trust Redemption Right. The Trust shall not have the right to redeem the Series E Preferred Shares prior to the fifth anniversary of the Signing Date, except that the Trust shall have the right to redeem the Series E Preferred Shares prior to the fifth (5th) anniversary of the Signing Date at a redemption price of $26.25 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared in whole or in part to maintain the Trust's qualification as a REIT under the Code. On or after the fifth (5th) anniversary of the Signing Date, the Trust, at its option, upon giving notice as provided below, may redeem the Series E Preferred Shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared. Upon the consummation of a Change of Control, the Trust, upon giving notice as provided below, shall redeem all but not less than all the Series E Preferred Shares for cash, at a redemption price of $26.25 per share prior to the fifth (5th) anniversary of the Signing Date and $25.00 per share on or after the fifth (5th) anniversary of the Signing Date, in each case, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared. The redemption right of the Trust under this Section 5(a) is referred to as the "Trust Redemption Right."

(b) The term "Change of Control" means an event or series of related events by which:

(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of 25% or more of the outstanding equity securities of the Trust entitled to vote for members of the Board of Trustees of the Trust (taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(ii) at any time a majority of the members of the Board of Trustees of the Trust cease to be composed of individuals (x) who were members of the Board of Trustees on the first day of the 12 consecutive months immediately preceding such date, (y) whose election or nomination to the Board of Trustees was approved by individuals referred to in clause (x) above constituting at the time of such election or nomination at least a majority of the Board of Trustees or (z) whose election or nomination to the Board of Trustees was approved by individuals referred to in clauses (x) and (y) above constituting at the time of such election or nomination at least a majority of the Board of Trustees (excluding, in the case of both clause (y) and clause (z), any individual whose initial nomination for, or assumption of office as, a member of the Board of Trustees occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more Trustees by any person or group other than a solicitation for the election of one or more Trustees by or on behalf of the Board of Trustees);

(iii) any consolidation or merger of the Trust with or into any other Person, any merger of another Person into the Trust or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the properties, assets or business of the Trust to another Person, other than (x) any consolidation or merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Trust and (B) pursuant to which holders of shares of the Trust immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 75% or more of the total voting power of all shares of the Trust entitled to vote generally in the election of Trustees or equivalent positions of the continuing or surviving entity immediately after such transaction or (y) any merger which is effected solely to change the jurisdiction of formation of the Trust;

(iv) the Trust is liquidated or dissolved or a resolution is passed by the Board of Trustees approving a plan of liquidation or dissolution of the Trust;

(v) the Trust shall cease to own, directly or indirectly, 100% of the general partner interests of RAIT Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), at least 67% of the limited partner interests of the Operating Partnership and 100% of the common shares of beneficial interest of Taberna Realty Finance Trust, a Maryland real estate investment trust ("Taberna"); or

(vi) the Operating Partnership shall cease to own, directly or indirectly, 100% of the common equity interests of RAIT Asset Holdings IV, LLC, a Delaware limited liability company.

(c) If fewer than all of the outstanding Series E Preferred Shares are to be redeemed pursuant to the Trust Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method as may be prescribed by the Board of Trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series E Preferred Shares would become a holder of a number of Series E Preferred Shares in excess of the Ownership Limit (as defined in Article VII of the Declaration of Trust) or the Excluded Holder Limit (as defined in Article VII of the Declaration of Trust), as applicable, except as provided in Section 1(G) of Article VII of the Declaration of Trust, because such holder's Series E Preferred Shares were not redeemed, or were only redeemed in part, then the Trust shall redeem the requisite number of Series E Preferred Shares of such holder such that no holder will hold in excess of the Ownership Limit or the Excluded Holder Limit, as applicable, subsequent to such redemption or otherwise transfer the shares pursuant to Article VII.

(d) No Series E Preferred Shares, Common Shares or any other Junior Shares or Parity Shares shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for Junior Shares or Parity Shares) unless:

(i) the Dividend Preference Amount with respect to all Series E Preferred Shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment thereof is set apart for payment at the time of such relevant acquisition; and

(ii) the dividend with respect to any Series E Preferred Shares for which a notice of redemption has been given with respect to any partial dividend period from the prior Dividend Payment Date to, but excluding, the redemption date, computed, in the case of such partial dividend period, in accordance with Section 3(a) above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition. The restrictions in this Section 5 shall not prevent the repurchase or transfer of Common Shares, Junior Shares or Parity Shares of any series of the Trust pursuant to Article VII of the Declaration of Trust or otherwise in order to enforce the ownership restrictions set forth in Article VII and ensure that, among other things, the Trust remains qualified as a REIT for United States federal income tax purposes, or the redemption, purchase or acquisition of Series E Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series E Preferred Shares.

(e) Prior to or contemporaneous with any redemption of Series E Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends on the Series E Preferred Shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

(f) The following provisions set forth the procedures for redemption pursuant to the Trust Redemption Right:

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series E Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series E Preferred Shares except as to the holder to whom notice was defective or not given.

(ii) In addition to any information required by law or by the applicable rules of any exchange or automated interdealer quotation system upon which the Series E Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series E Preferred Shares to be redeemed; (D) the place or places where the holders of Series E Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series E Preferred Shares to be redeemed will cease to accumulate on the redemption date.

(iii) On or after the redemption date, each holder of Series E Preferred Shares to be redeemed shall present and surrender the certificates evidencing his or her Series E Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to, but excluding, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate evidencing Series E Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all of the shares evidenced by any such certificate evidencing Series E Preferred Shares are to be redeemed, a new certificate shall be issued evidencing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series E Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to, but excluding, the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's share transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but excluding, the redemption date) of the Series E Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series E Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but excluding, the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series E Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(g) The Series E Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Section 2(G) of Article VII of the Declaration of Trust.

(h) Subject to applicable law and the limitations on purchases, redemptions or other acquisitions set forth in Section 5 hereof, the Trust may, at any time and from time to time, purchase any Series E Preferred Shares in the open market, by tender or by private agreement.

(6) Voting Rights.

(a) Holders of the Series E Preferred Shares shall not have any voting rights, except as set forth below.

(b) Whenever dividends on the Series E Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive) (a "Preferred Dividend Default"), then, in accordance with the Declaration of Trust, the number of Trustees of the Trust shall be automatically increased by two, and the holders of Series E Preferred Shares (voting together as a single class with the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and other equity securities of the Trust upon which like voting rights have been conferred and are exercisable (collectively, the "Parity Preferred Shares")) shall be entitled to elect a total of two additional Trustees to the Board of Trustees (the "Preferred Trustees") to fill such newly created Trusteeships at an annual meeting of shareholders or a special meeting held in place thereof or at a properly called special meeting of the holders of the shares of the Series E Preferred Shares and of any Parity Preferred Shares, and at each subsequent annual meeting of shareholders or special meeting held in place thereof, until all dividends accumulated on the Series E Preferred Shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment. This clause (b) shall not limit the right of the Trust to grant separate voting rights to any other series of Preferred Shares.

(c) If and when the Dividend Preference Amount on the Series E Preferred Shares shall have been paid in full or authorized and declared and a sum sufficient for the payment thereof set apart for payment in full, the holders of Series E Preferred Shares shall be divested of the voting rights set forth in clause (b) above (subject to revesting in the event of each and every Preferred Dividend Default) and, if the Dividend Preference Amount and all dividend arrearages on all other series of Parity Preferred Shares giving rise to voting rights with respect to the Preferred Trustees have been paid in full or authorized and declared by the Board of Trustees and set aside for payment in full, the term of office of the Preferred Trustees so elected shall expire. Upon the expiration of the term of the Preferred Trustees in accordance with the immediately preceding sentence, the number of Trustees of the Trust shall automatically be reduced by the number of Preferred Trustees whose term has expired. Any Preferred Trustee may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series E Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Trustee may be filled by written consent of the Preferred Trustee remaining in office or, if none remains, by a vote of the holders of a majority of the outstanding Series E Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred shares (voting as a single class). The Preferred Trustees shall be entitled to one vote per Trustee on any matter. The provisions contained in Section 6(b) hereof and in this Section 6(c) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series E Preferred Shares and any Parity Preferred Shares are entitled to elect the Preferred Trustees to the Board of Trustees during a Preferred Dividend Default.

(d) So long as any Series E Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of a majority of the Series E Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class):

(i) authorize, create or increase the number of authorized or issued shares of any class or series of equity securities ranking senior to the outstanding Series E Preferred Shares with respect to the payment of dividends or the distribution of assets upon Liquidation or reclassify any authorized equity securities of the Trust into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities;

(ii) amend, alter or repeal the provisions of the Declaration of Trust (including the terms of the Series E Preferred Shares set forth herein), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series E Preferred Shares; provided, however, that any authorization, creation or issuance of any other class or series of the Trust's equity securities, in each case ranking on a parity with or junior to the Series E Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation (other than additional Series E Preferred Shares) shall not in and of itself be deemed to materially and adversely affect the rights, preferences or voting powers of the Series E Preferred Shares; or

(iii) provide any Trustee of the Trust with voting rights that differ from the voting rights of any other Trustee of the Trust.

(e) Any amendment to the terms of the Series E Preferred Shares shall require the exclusive vote of a majority of the outstanding Series E Preferred Shares.

(7) Conversion. The Series E Preferred Shares shall not be convertible or exchangeable for any other property or securities of the Trust. The Trust shall not, whether by merger, consolidation, amendment hereto or to any other provision of the Declaration of Trust, operation of law or otherwise, effect any share split, recapitalization or similar adjustment in respect of the Series D Preferred Shares unless simultaneously in connection therewith the Trust effects an identical share split, recapitalization or similar adjustment to the Series E Preferred Shares

(8) Restrictions on Transfer and Shares-in-Trust. The Series E Preferred Shares are subject to the provisions of Article VII of the Declaration of Trust.

(9) Status. All Series E Preferred Shares which shall have been redeemed or reacquired in any manner by the Trust shall be returned to unclassified preferred shares of the Trust which may be issued or reclassified by the Board of Trustees from time to time in accordance with the Declaration of Trust, provided that such preferred shares may not be re-issued or sold as Series E Preferred Shares.

(10) Information Rights. During any period in which the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series E Preferred Shares are outstanding, the Trust shall transmit by mail to all holders of Series E Preferred Shares, as their names and addresses appear in the Trust's record books and without cost to such holders, copies of the annual reports and quarterly reports that the Trust would have been required to file with the SEC pursuant to the reporting requirements of Section 13 or 15(d) of the Exchange Act if the Trust was subject to such Sections (other than any exhibits that would have been required); provided, however, that (i) such annual and quarterly reports shall not be required to comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein or Rule 3-10 or Rule 3-16 of Regulation S-X and (ii) the Trust will not be required to comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002 or otherwise furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K. For the avoidance of doubt, the Trust will be required to include the information regarding director, trustee and management compensation required under the Exchange Act to be included in a public company's quarterly and year-end reports, including the compensation discussion and analysis, summary compensation table and other information required by Part III of Form 10-K. The Trust will promptly upon written request, supply copies of such reports to any prospective holder of Series E Preferred Shares and will mail the reports to the holders of Series E Preferred Shares within 15 days after the respective dates by which the Trust would have been required to file the reports with the SEC if the Trust was subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

(11) Exclusion of Other Rights. The Series E Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth herein. The Series E Preferred Shares shall have no preemptive or subscription rights.

(12) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(13) Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series E Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series E Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series E Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

FOURTH: Upon any restatement of the Declaration of Trust, the terms of the Series E Preferred Shares set forth in ARTICLE THIRD hereof shall become Article XVIII of the Declaration of Trust.

FIFTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

SIXTH: The Series E Preferred Shares have been classified and designated by the Board of Trustees under the authority contained in the Declaration of Trust and these Articles Supplementary have been approved by the Board of Trustees in the manner and by the vote required by law.

CUST ID:0002815057
WORK ORDER:0004031637
DATE:10-01-2012 11:36 AM
AMT. PAID:$190.00

CORPORATE CHARTER APPROVAL SHEET

**** EXPEDITED SERVICE**   ** KEEP WITH DOCUMENT ****

DOCUMENT CODE 16   BUSINESS CODE ______

D04761789

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

1000362003875285

ID # D04761789 ACK # 1000362003875285
PAGES: 0035
RAIT FINANCIAL TRUST

10/01/2012 AT 11:36 A WO # 0004031637

New Name ______

FEES REMITTED

	Base Fee:	100
	Org. & Cap. Fee:	
	Expedite Fee:	70
	Penalty:	
	State Recordation Tax:	
	State Transfer Tax:	
	Certified Copies	
	Copy Fee:	
1	Certificates	
	Certificate of Status Fee:	20
	Personal Property Filings:	
	Mail Processing Fee:	
	Other:	
	TOTAL FEES:	190

Credit Card ______ Check ✓ Cash ______

1 Documents on 2 Checks

Approved By: [signature]

Keyed By: [signature]

COMMENT(S): [signature]

___ Change of Name
___ Change of Principal Office
___ Change of Resident Agent
___ Change of Resident Agent Address
___ Resignation of Resident Agent
___ Designation of Resident Agent and Resident Agent's Address
___ Change of Business Code

___ Adoption of Assumed Name

___ Other Change(s)

Code ______

Attention: ______

Mail: Name and Address
Duane Morris LLP
111 S. Calvert Street, Suite 2000
Baltimore, MD 21202

Stamp Work Order and Customer Number HERE

CUST ID:0002815057
WORK ORDER:0004031637
DATE:10-01-2012 11:36 AM
AMT. PAID:$190.00

AMENDMENT TO ARTICLES SUPPLEMENTARY

RAIT FINANCIAL TRUST

Series D Cumulative Redeemable Preferred Shares of Beneficial Interest
(Par Value $0.01 Per Share)

RAIT FINANCIAL TRUST, a Maryland real estate investment trust (hereinafter called the "Trust"), hereby certifies to the Department of Assessments and Taxation of the State of Maryland that:

FIRST: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") by resolutions dated as of September 27, 2012, designated and classified 4,000,000 shares of the authorized but unissued and unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "Series D Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series.

SECOND: The Articles Supplementary for the Series D Cumulative Redeemable Preferred Shares of Beneficial Interest of the Trust were filed with the Department of Assessments and Taxation of the State of Maryland on October 1, 2012 (the "Articles Supplementary").

THIRD: By resolutions dated as of November 30, 2012, the Board of Trustees has approved the amendments set forth below to the preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series D Cumulative Redeemable Preferred Shares of Beneficial Interest set forth in the Articles Supplementary.

FOURTH: By written consent dated as of November 30, 2012, the holders of all of the issued and outstanding shares of Series D Cumulative Redeemable Preferred Shares of Beneficial Interest have approved the amendments set forth below to the preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series D Cumulative Redeemable Preferred Shares of Beneficial Interest set forth in the Articles Supplementary.

FIFTH: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series D Cumulative Redeemable Preferred Shares of Beneficial Interest set forth in the Articles Supplementary are amended as follows:

(1) Section 6(g) of the Articles Supplementary shall be amended and restated in its entirety as follows:

(g) Conversion; Exchange. The Series D Preferred Shares shall be exchanged for shares of newly issued Series E Cumulative Redeemable Preferred Shares, par value $0.01 per share (the "Series E Preferred Shares"), prior to any transfer in a "brokers transaction" pursuant to Rule 144 under the Securities Act or pursuant to an offering registered under the Securities Act as provided under the Purchase Agreement. Any amendment to the terms of the Series E Preferred Shares before the issuance of any Series E Preferred Shares shall require exclusively the vote of a majority of the outstanding shares of Series D Preferred Shares. The Series D Preferred Shares shall not otherwise be convertible or exchangeable for any other property or securities of the Trust. The Trust shall not, whether by merger, consolidation, amendment hereto or to any other provision of the Declaration of Trust, operation of law or otherwise, effect any share split, recapitalization or similar adjustment in respect of the Series E Preferred Shares unless simultaneously in connection therewith the Trust effects an identical share split, recapitalization or similar adjustment to the Series D Preferred Shares.

(2) Exhibit B to the Articles Supplementary shall be deleted in its entirety.

SIXTH: These Amendment to Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Amendment to Articles Supplementary for record.

IN WITNESS WHEREOF, the Trust has caused this Amendment to Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and witnessed by its Chief Operating Officer and Secretary on November 30, 2012.

WITNESS:

Name: Raphael Licht
Title: Chief Operating Officer and Secretary

RAIT FINANCIAL TRUST

By:
Name: James J. Sebra
Title: Chief Financial Officer and Treasurer

CUST ID:0002841366
WORK ORDER:0004057946
DATE:11-30-2012 01:59 PM
AMT. PAID:$194.00

#17173036 v3

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust the Amendment to Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Amendment to Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

James J. Sebra
Chief Financial Officer and Treasurer

#17173036 v3

CORPORATE CHARTER APPROVAL SHEET

**** EXPEDITED SERVICE**   ** KEEP WITH DOCUMENT ****

DOCUMENT CODE 16   BUSINESS CODE ______

D04761789

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

1000362004104164

ID # D04761789 ACK # 1000362004104164
PAGES: 0005
RAIT FINANCIAL TRUST

11/30/2012 AT 01:58 P WO # 0004057946

New Name ______

1st File 1 OF 2

FEES REMITTED

Base Fee:	100
Org. & Cap. Fee:	
Expedite Fee:	70
Penalty:	
State Recordation Tax:	
State Transfer Tax:	
1 Certified Copies	
Copy Fee:	24
Certificates	
Certificate of Status Fee:	
Personal Property Filings:	
Mail Processing Fee:	
Other:	
TOTAL FEES:	194

______ Change of Name
______ Change of Principal Office
______ Change of Resident Agent
______ Change of Resident Agent Address
______ Resignation of Resident Agent
______ Designation of Resident Agent and Resident Agent's Address
______ Change of Business Code

______ Adoption of Assumed Name

______ Other Change(s)

Credit Card ______ Check ✓ Cash ______

1 Documents on 2 Checks

Approved By: 15

Keyed By: ______

COMMENT(S):

Code ______

Attention: ______

Mail: Name and Address
Duane Morris LLP
111 S. Calvert Street Suite #2000
Baltimore, Maryland 21202

Stamp Work Order and Customer Number HERE

CUST ID:0002841366
WORK ORDER:0004057946
DATE:11-30-2012 01:59 PM
AMT. PAID:$194.00

APPROVED

ARTICLES SUPPLEMENTARY

RAIT FINANCIAL TRUST

Series E Cumulative Redeemable Preferred Shares of Beneficial Interest (Par Value $0.01 Per Share)

RAIT FINANCIAL TRUST, a Maryland real estate investment trust (hereinafter called the "Trust"), hereby certifies to the Department of Assessments and Taxation of the State of Maryland that:

FIRST: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") by resolutions dated as of September 27, 2012, designated and classified 4,000,000 shares of the authorized but unissued unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "Series E Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series upon surrender for exchange of an equivalent number of Series D Cumulative Redeemable Preferred Shares of Beneficial Interest of the Trust.

SECOND: The classification increases the number of shares classified as Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, from 0 shares immediately prior to the classification to 4,000,000 shares immediately after the classification. The classification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 8,340,000 shares immediately prior to the classification to 4,340,000 shares immediately after the classification. Prior to this classification, the Trust had classified:

(1) 4,760,000 shares as 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series A Preferred Shares");

(2) 4,300,000 shares as 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series B Preferred Shares"); and

(3) 3,600,000 shares as 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series C Preferred Shares").

(4) 4,000,000 shares as Series D Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series D Preferred Shares").

THIRD: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the Series E Cumulative Redeemable Preferred Shares of Beneficial Interest are as follows:

(1) Designation and Number. A series of preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), designated as the "Series E Cumulative Redeemable Preferred Shares of Beneficial Interest" (the "Series E Preferred Shares"), is hereby established. The number of Series E Preferred Shares shall be 4,000,000 shares. The par value of Series E Preferred Shares shall be $0.01 per share.

(2) Rank. The Series E Preferred Shares, will, with respect to dividend rights, redemption rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust (a "Liquidation"), rank:

(a) senior to all common shares of beneficial interest, par value $0.03 per share, of the Trust (the "Common Shares") and to all equity securities issued or to be issued by the Trust the terms of which provide that such equity securities shall rank junior to the Series E Preferred Shares (sometimes the Common Shares and such equity securities are collectively referred to as "Junior Shares");

(b) on a parity with all equity securities issued or to be issued by the Trust (other than those referred to in clauses (a) and (c)), including, without limitation, the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares and the Series D Preferred Shares (sometimes the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares and such other equity securities are collectively referred to as "Parity Shares"); and

(c) junior to all (i) equity securities issued or to be issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Series E Preferred Shares and (ii) existing and future indebtedness of the Trust.

The term "equity securities" does not include debt securities of the Trust that are convertible into or exchangeable for equity securities of the Trust, which debt securities will rank senior to the Series E Preferred Shares prior to conversion or exchange.

(3) Dividends.

~~(a) Holders of Series E Preferred Shares shall be entitled to receive,~~ when, as and if authorized by the Board of Trustees and declared by the Trust, out of legally available funds of the Trust, cumulative preferential cash dividends at the Applicable Dividend Rate (as defined below) of the Liquidation Preference (as defined below) per Series E Preferred Share per annum; provided, however, that during any period of time that either (i) the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or (ii) there exists one or more Default Events (as defined below) and any Series E Preferred Shares are outstanding, the Applicable Dividend Rate shall be increased by 250 basis points. "Default Event" means (unless waived by the holders of a majority of the outstanding Series E Preferred Shares) (i) the failure by the Trust to make any payment hereunder, which failure to pay has continued uncured for a period of 10 days; or (ii) the failure by the Trust and Subsidiaries of the Trust to perform in all material respects any other term, covenant or agreement contained herein not otherwise addressed in clause (i) above, which failure to perform (if susceptible of cure) has continued uncured for a period of 60 days after the earlier of the receipt of a notice of such failure to perform by the holders of a majority of the outstanding Series E Preferred Shares or the Trust first becoming aware of such failure. Dividends on each Series E Preferred Share shall accrue and cumulate from the date of original issuance of such Series E Preferred Share to, but excluding, the Dividend Payment Date (as defined below), and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series E Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share but in any event no earlier than December 31, 2012. Any dividend payable on the Series E Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the share transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date"). "Applicable Dividend Rate" means (a) 7.5% for any period from and after October 1, 2012 (the "Signing Date") until the date that immediately precedes the third anniversary of the Signing Date, (b) 8.5% for any period from and after the third anniversary of the Signing Date until the date that immediately precedes the sixth anniversary of the Signing Date, and (c) on the sixth anniversary of the Signing Date and on each anniversary of the Signing Date thereafter, the Applicable Dividend Rate then in effect will be increased by 50 basis points. "Subsidiary" means any Person of which a majority of (a) the securities or other ownership interest having ordinary voting power (absolutely or contingently) for the election of directors or other persons performing similar functions, or (b) equity interests of such Person, in each of clause (a) or (b), are owned directly or indirectly by Company or any of its Subsidiaries or affiliates.

(b) Notwithstanding anything to the contrary contained herein, dividends on the Series E Preferred Shares shall accrue and cumulate whether or not the Trust has earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized by the Board of Trustees and declared by the Trust. Accumulated but unpaid dividends on the Series E Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series E Preferred Shares which may be in arrears.

(c) Except as provided in clause (d) below, if any Series E Preferred Shares are outstanding, no dividends (collectively, "Parity and Junior Dividends"), other than distributions in kind of Common Shares or other shares of the Trust's equity securities ranking junior to the Series E Preferred Shares as to dividends, may be paid or set apart for payment on the Junior Shares or Parity Shares unless full cumulative dividends (the "Dividend Preference Amount") due on any past or contemporaneous Dividend Payment Date have been or contemporaneously are authorized and declared and paid or set apart for payment as of the payment date of the relevant Parity and Junior Dividend. Notwithstanding anything herein to the contrary, the Trust may declare and pay Parity and Junior Dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series E Preferred Shares for any dividend period the Dividend Payment Date of which has not occurred as of the date of the declaration or payment of the Parity and Junior Dividends so long as the full Dividend Preference Amount has been paid through the most recent Dividend Payment Date for the Series E Preferred Shares.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series E Preferred Shares and all other Parity Shares, all dividends authorized and declared upon the Series E Preferred Shares, shall be authorized and declared *pro rata* so that the amount of dividends authorized and declared per Series E Preferred Share and each such other Parity Share shall in all cases bear to each other the same ratio that accumulated dividends per Series E Preferred Share and such other Parity Share (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

(e) Notwithstanding the above, the Trust shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or Junior Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares or Junior Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Trust's qualification as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code").

(f) No dividends on Series E Preferred Shares shall be authorized by the Board of Trustees or declared or paid or set apart for payment by the Trust if such declaration or payment or setting apart for payment shall be restricted or prohibited by law.

(g) If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series E Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series E Preferred Shares for the year bears to the Total Dividends. The Trust may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series E Preferred Shares would include in income their appropriate share of the Trust's undistributed long-term capital gains, as designated by the Trust.

(h) In determining whether a distribution (other than upon a Liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the Liquidation Preference and the liquidation preference (if any) of any Parity Shares and Junior Shares will not be added to the Trust's total liabilities.

(i) Holders of Series E Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series E Preferred Shares as described above. Any dividend payment made on the Series E

Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series E Preferred Shares which remains payable.

(4) Liquidation Preference.

(a) In the event of any Liquidation, the holders of Series E Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the Trust) an amount equal to (i) $25.00 per share in the case of a Liquidation occurring on or after the fifth anniversary of the Signing Date, and (ii) $26.25 per share in the case of a Liquidation occurring prior to the fifth anniversary of the Signing Date, in either case, plus any accumulated and unpaid dividends thereon to the date of payment (the "Liquidation Preference"), whether or not authorized and declared, before any distribution of assets is made to holders of Common Shares and any other Junior Shares.

(b) If, upon any such Liquidation, the assets of the Trust are insufficient to make full payment to holders of the Series E Preferred Shares and any Parity Shares, then the holders of the Series E Preferred Shares and all other such classes or series of Parity Shares shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such Liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series E Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(d) After payment of the full amount of the Liquidation Preference, the holders of Series E Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(e) None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust's property or business shall be considered a Liquidation.

(f) In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series E Preferred Shares and the preferential rights (if any) of any Parity Shares and Junior Shares will not be added to the Trust's total liabilities.

(5) Redemption.

(a) Trust Redemption Right. The Trust shall not have the right to redeem the Series E Preferred Shares prior to the fifth anniversary of the Signing Date, except that the Trust shall have the right to redeem the Series E Preferred Shares prior to the fifth (5th) anniversary of the Signing Date at a redemption price of $26.25 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared in whole or in part to maintain the Trust's qualification as a REIT under the Code. On or after the fifth (5th) anniversary of the Signing Date, the Trust, at its option, upon giving notice as provided below, may redeem the Series E Preferred Shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared. Upon the consummation of a Change of Control, the Trust, upon giving notice as provided below, shall redeem all but not less than all the Series E Preferred Shares for cash, at a redemption price of $26.25 per share prior to the fifth (5th) anniversary of the Signing Date and $25.00 per share on or after the fifth (5th) anniversary of the Signing Date, in each case, plus all accumulated and unpaid dividends thereon to, but excluding, the date of redemption, whether or not authorized and declared. The redemption right of the Trust under this Section 5(a) is referred to as the "Trust Redemption Right."

(b) The term "Change of Control" means an event or series of related events by which:

(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its Subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an "option right")), directly or indirectly, of 25% or more of the outstanding equity securities of the Trust entitled to vote for members of the Board of Trustees of the Trust (taking into account all such securities that such person or group has the right to acquire pursuant to any option right);

(ii) at any time a majority of the members of the Board of Trustees of the Trust cease to be composed of individuals (x) who were members of the Board of Trustees on the first day of the 12 consecutive months immediately preceding such date, (y) whose election or nomination to the Board of Trustees was approved by individuals referred to in clause (x) above constituting at the time of such election or nomination at least a majority of the Board of Trustees or (z) whose election or nomination to the Board of Trustees was approved by individuals referred to in clauses (x) and (y) above constituting at the time of such election or nomination at least a majority of the Board of Trustees (excluding, in the case of both clause (y) and clause (z), any individual whose initial nomination for, or assumption of office as, a member of the Board of Trustees occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more Trustees by any person or group other than a solicitation for the election of one or more Trustees by or on behalf of the Board of Trustees);

(iii) any consolidation or merger of the Trust with or into any other Person, any merger of another Person into the Trust or any conveyance, transfer, sale, lease or other disposition of all or substantially all of the properties, assets or business of the Trust to another Person, other than (x) any consolidation or merger (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of the Trust and (B) pursuant to which holders of shares of the Trust immediately prior to such transaction have the entitlement to exercise, directly or indirectly, 75% or more of the total voting power of all shares of the Trust entitled to vote generally in the election of Trustees or equivalent positions of the continuing or surviving entity immediately after such transaction or (y) any merger which is effected solely to change the jurisdiction of formation of the Trust;

(iv) the Trust is liquidated or dissolved or a resolution is passed by the Board of Trustees approving a plan of liquidation or dissolution of the Trust;

(v) the Trust shall cease to own, directly or indirectly, 100% of the general partner interests of RAIT Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), at least 67% of the limited partner interests of the Operating Partnership and 100% of the common shares of beneficial interest of Taberna Realty Finance Trust, a Maryland real estate investment trust ("Taberna"); or

(vi) the Operating Partnership shall cease to own, directly or indirectly, 100% of the common equity interests of RAIT Asset Holdings IV, LLC, a Delaware limited liability company.

(c) If fewer than all of the outstanding Series E Preferred Shares are to be redeemed pursuant to the Trust Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method as may be prescribed by the Board of Trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series E Preferred Shares would become a holder of a number of Series E Preferred Shares in excess of the Ownership Limit (as defined in Article VII of the Declaration of Trust) or the Excluded Holder Limit (as defined in Article VII of the Declaration of Trust), as applicable, except as provided in Section 1(G) of Article VII of the Declaration of Trust, because such holder's Series E Preferred Shares were not redeemed, or were only redeemed in part, then the Trust shall redeem the requisite number of Series E Preferred Shares of such holder such that no holder will hold in excess of the Ownership Limit or the Excluded Holder Limit, as applicable, subsequent to such redemption or otherwise transfer the shares pursuant to Article VII.

(d) No Series E Preferred Shares, Common Shares or any other Junior Shares or Parity Shares shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for Junior Shares or Parity Shares) unless:

(i) the Dividend Preference Amount with respect to all Series E Preferred Shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment thereof is set apart for payment at the time of such relevant acquisition; and

(ii) the dividend with respect to any Series E Preferred Shares for which a notice of redemption has been given with respect to any partial dividend period from the prior Dividend Payment Date to, but excluding, the redemption date, computed, in the case of such partial dividend period, in accordance with Section 3(a) above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition. The restrictions in this Section 5 shall not prevent the repurchase or transfer of Common Shares, Junior Shares or Parity Shares of any series of the Trust pursuant to Article VII of the Declaration of Trust or otherwise in order to enforce the ownership restrictions set forth in Article VII and ensure that, among other things, the Trust remains qualified as a REIT for United States federal income tax purposes, or the redemption, purchase or acquisition of Series E Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series E Preferred Shares.

(e) Prior to or contemporaneous with any redemption of Series E Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends on the Series E Preferred Shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

(f) The following provisions set forth the procedures for redemption pursuant to the Trust Redemption Right:

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series E Preferred Shares to be redeemed at their respective addresses as they appear on the share transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series E Preferred Shares except as to the holder to whom notice was defective or not given.

(ii) In addition to any information required by law or by the applicable rules of any exchange or automated interdealer quotation system upon which the Series E Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series E Preferred Shares to be redeemed; (D) the place or places where the holders of Series E Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series E Preferred Shares to be redeemed will cease to accumulate on the redemption date.

(iii) On or after the redemption date, each holder of Series E Preferred Shares to be redeemed shall present and surrender the certificates evidencing his or her Series E Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to, but excluding, the redemption date) shall be paid to or on the order of the person whose name appears on such certificate evidencing Series E Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all of the shares evidenced by any such certificate evidencing Series E Preferred Shares are to be redeemed, a new certificate shall be issued evidencing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series E Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to, but excluding, the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's share transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to, but excluding, the redemption date) of the Series E Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series E Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates evidencing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to, but excluding, the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series E Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(g) The Series E Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Section 2(G) of Article VII of the Declaration of Trust.

(h) Subject to applicable law and the limitations on purchases, redemptions or other acquisitions set forth in Section 5 hereof, the Trust may, at any time and from time to time, purchase any Series E Preferred Shares in the open market, by tender or by private agreement.

(6) Voting Rights.

(a) Holders of the Series E Preferred Shares shall not have any voting rights, except as set forth below.

(b) Whenever dividends on the Series E Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive) (a "Preferred Dividend Default"), then, in accordance with the Declaration of Trust, the number of Trustees of the Trust shall be automatically increased by two, and the holders of Series E Preferred Shares (voting together as a single class with the Series A Preferred Shares, Series B Preferred Shares, Series C Preferred Shares and other equity securities of the Trust upon which like voting rights have been conferred and are exercisable (collectively, the "Parity Preferred Shares")) shall be entitled to elect a total of two additional Trustees to the Board of Trustees (the "Preferred Trustees") to fill such newly created Trusteeships at an annual meeting of shareholders or a special meeting held in place thereof or at a properly called special meeting of the holders of the shares of the Series E Preferred Shares and of any Parity Preferred Shares, and at each subsequent annual meeting of shareholders or special meeting held in place thereof, until all dividends accumulated on the Series E Preferred Shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment thereof set apart for payment. This clause (b) shall not limit the right of the Trust to grant separate voting rights to any other series of Preferred Shares.

(c) If and when the Dividend Preference Amount on the Series E Preferred Shares shall have been paid in full or authorized and declared and a sum sufficient for the payment thereof set apart for payment in full, the holders of Series E Preferred Shares shall be divested of the voting rights set forth in clause (b) above (subject to revesting in the event of each and every Preferred Dividend Default) and, if the Dividend Preference Amount and all dividend arrearages on all other series of Parity Preferred Shares giving rise to voting rights with respect to the Preferred Trustees have been paid in full or authorized and declared by the Board of Trustees and set aside for payment in full, the term of office of the Preferred Trustees so elected shall expire. Upon the expiration of the term of the Preferred Trustees in accordance with the immediately preceding sentence, the number of Trustees of the Trust shall automatically be reduced by the number of Preferred Trustees whose term has expired. Any Preferred Trustee may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series E Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Trustee may be filled by written consent of the Preferred Trustee remaining in office or, if none remains, by a vote of the holders of a majority of the outstanding Series E Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred shares (voting as a single class). The Preferred Trustees shall be entitled to one vote per Trustee on any matter. The provisions contained in Section 6(b) hereof and in this Section 6(c) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series E Preferred Shares and any Parity Preferred Shares are entitled to elect the Preferred Trustees to the Board of Trustees during a Preferred Dividend Default.

(d) So long as any Series E Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of at least two-thirds of the Series E Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class):

(i) authorize, create or increase the number of authorized or issued shares of any class or series of equity securities ranking senior to the outstanding Series E Preferred Shares with respect to the payment of dividends or the distribution of assets upon Liquidation or reclassify any authorized equity securities of the Trust into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

(ii) amend, alter or repeal the provisions of the Declaration of Trust (including the terms of the Series E Preferred Shares set forth herein), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series E Preferred Shares; <u>provided, however</u>, that any authorization, creation or issuance of any other class or series of the Trust's equity securities, in each case ranking on a parity with or junior to the Series E Preferred Shares with respect to the payment of dividends and the distribution of assets upon liquidation (other than additional Series E Preferred

Shares) shall not in and of itself be deemed to materially and adversely affect the rights, preferences or voting powers of the Series E Preferred Shares.

(e) So long as any Series E Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of a majority of the Series E Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class) provide any Trustee of the Trust with voting rights that differ from the voting rights of any other Trustee of the Trust.

(f) So long as any Series E Preferred Shares remain outstanding and except as otherwise provided in Section 6(d)(ii) above, any amendment to the terms of the Series E Preferred Shares shall require the exclusive vote of a majority of the outstanding Series E Preferred Shares.

(g) The foregoing voting provisions shall not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series E Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(7) Conversion. The Series E Preferred Shares shall not be convertible or exchangeable for any other property or securities of the Trust. The Trust shall not, whether by merger, consolidation, amendment hereto or to any other provision of the Declaration of Trust, operation of law or otherwise, effect any share split, recapitalization or similar adjustment in respect of the Series D Preferred Shares unless simultaneously in connection therewith the Trust effects an identical share split, recapitalization or similar adjustment to the Series E Preferred Shares

(8) Restrictions on Transfer and Shares-in-Trust. The Series E Preferred Shares are subject to the provisions of Article VII of the Declaration of Trust.

(9) Status. All Series E Preferred Shares which shall have been redeemed or reacquired in any manner by the Trust shall be returned to unclassified preferred shares of the Trust which may be issued or reclassified by the Board of Trustees from time to time in accordance with the Declaration of Trust, provided that such preferred shares may not be re-issued or sold as Series E Preferred Shares.

(10) Information Rights. During any period in which the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series E Preferred Shares are outstanding, the Trust shall transmit by mail to all holders of Series E Preferred Shares, as their names and addresses appear in the Trust's record books and without cost to such holders, copies of the annual reports and quarterly reports that the Trust would have been required to file with the SEC pursuant to the reporting requirements of Section 13 or 15(d) of the Exchange Act if the Trust was subject to such Sections (other than any exhibits that would have been required); provided, however, that (i) such annual and quarterly reports shall not be required to comply with Regulation G under the Exchange Act or Item 10(e) of Regulation S-K with respect to any "non-GAAP" financial information contained therein or Rule 3-10 or Rule 3-

16 of Regulation S-X and (ii) the Trust will not be required to comply with Sections 302, 906 and 404 of the Sarbanes-Oxley Act of 2002 or otherwise furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K. For the avoidance of doubt, the Trust will be required to include the information regarding director, trustee and management compensation required under the Exchange Act to be included in a public company's quarterly and year-end reports, including the compensation discussion and analysis, summary compensation table and other information required by Part III of Form 10-K. The Trust will promptly upon written request, supply copies of such reports to any prospective holder of Series E Preferred Shares and will mail the reports to the holders of Series E Preferred Shares within 15 days after the respective dates by which the Trust would have been required to file the reports with the SEC if the Trust was subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

(11) Exclusion of Other Rights. The Series E Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth herein. The Series E Preferred Shares shall have no preemptive or subscription rights.

(12) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(13) Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series E Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series E Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series E Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

FOURTH: Upon any restatement of the Declaration of Trust, the terms of the Series E Preferred Shares set forth in ARTICLE THIRD hereof shall become Article XVIII of the Declaration of Trust.

FIFTH: These Articles Supplementary shall be effective at the time the State Department of Assessments and Taxation of Maryland accepts these Articles Supplementary for record.

SIXTH: The Series E Preferred Shares have been classified and designated by the Board of Trustees under the authority contained in the Declaration of Trust and these Articles

Supplementary have been approved by the Board of Trustees in the manner and by the vote required by law.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and witnessed by its Chief Operating Officer and Secretary on November 30, 2012.

WITNESS:	RAIT FINANCIAL TRUST
______________________	By: ______________________
Name: Raphael Licht	Name: James J. Sebra
Title: Chief Operating Officer and Secretary	Title: Chief Financial Officer and Treasurer

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust the Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

James J. Sebra
Chief Financial Officer and Treasurer

#16733633 v10

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PAGES: 0016
RAIT FINANCIAL TRUST

11/30/2012 AT 02:04 P WO # 0004057951

Surviving (Transferee) ______

New Name ______

FEES REMITTED

	Base Fee:	100
	Org. & Cap. Fee:	
	Expedite Fee:	70
	Penalty:	
	State Recordation Tax:	
	State Transfer Tax:	
1	Certified Copies	
	Copy Fee:	35
	Certificates	
	Certificate of Status Fee:	
	Personal Property Filings:	
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	TOTAL FEES:	210

____ Change of Name
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Mail: Name and Address
DUANE MORRIS LLP
111 S. CALVERT STREET
SUITE #2000
BALTIMORE, MARYLAND 21202

Stamp Work Order and Customer Number HERE

CUST ID:0002841371
WORK ORDER:0004057951
DATE:11-30-2012 02:04 PM
AMT. PAID:$205.00

ARTICLES SUPPLEMENTARY

RAIT FINANCIAL TRUST

Reclassification of unclassified preferred shares of beneficial interest (par value $0.01 per share)

RAIT Financial Trust, a Maryland real estate investment trust (the "**Trust**"), hereby certifies to the State Department of Assessments and Taxation of Maryland ("**SDAT**") that:

FIRST: Under the authority set forth in Article VI Section 3 of the Declaration of Trust of the Trust (which, as amended, restated or supplemented from time to time, including as supplemented herein, is herein called the "**Declaration of Trust**"), the Board of Trustees of the Trust (the "**Board of Trustees**") by resolution adopted on May 27, 2014, designated and classified 3,309,288 unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as 3,309,288 shares of 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (the "**Series A Preferred Shares**"), par value $0.01 per share, (the "**Reclassification**"), and has authorized the issuance of such shares (the "**Reclassified Shares**").

SECOND: The Reclassification increases the number of shares classified as Series A Preferred Shares from 4,760,000 shares immediately prior to the Reclassification to 8,069,288 shares immediately after the Reclassification. The Reclassification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 4,340,000 shares immediately prior to the Reclassification to 1,030,712 shares immediately after the Reclassification.

THIRD: The respective preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and term and conditions of redemption (the "**Rights and Powers**") of the Reclassified Shares shall be those Rights and Powers described in the Declaration of Trust such that the 3,309,288 unclassified preferred shares of beneficial interest of the Trust reclassified as 3,309,288 shares of Series A Preferred Shares shall have the Rights and Powers designated in the Declaration of Trust to the Series A Preferred Shares;

FOURTH: These Articles Supplementary shall be effective at the time the SDAT accepts these Articles of Supplementary for record.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and attested by its Secretary on this ____ day of _______, 2014.

ATTEST:

Name: Raphael Licht
Title: Secretary

RAIT FINANCIAL TRUST

By: ______________________
Name: James Sebra
Title: Chief Financial Officer and Treasurer

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust the Articles of Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of the Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certified that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

Name: James Sebra
Title: Chief Financial Officer and Treasurer

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PAGES: 0003
RAIT FINANCIAL TRUST

06/13/2014 AT 11:11 A WO # 0004317556

Surviving (Transferee) ____

New Name ____

FEES REMITTED

	Base Fee:	100
	Org. & Cap. Fee:	
	Expedite Fee:	70
	Penalty:	
	State Recordation Tax:	
	State Transfer Tax:	
1	Certified Copies	
	Copy Fee:	23
	Certificates	
	Certificate of Status Fee:	
	Personal Property Filings:	
	Mail Processing Fee:	
	Other:	
	TOTAL FEES:	193

____ Change of Name
____ Change of Principal Office
____ Change of Resident Agent
____ Change of Resident Agent Address
____ Resignation of Resident Agent
____ Designation of Resident Agent and Resident Agent's Address
____ Change of Business Code

____ Adoption of Assumed Name

____ Other Change(s)

Credit Card ____ Check ✓ Cash ____

____ Documents on ____ Checks

Approved By: 2

Keyed By: ____

COMMENT(S):

Code ____

Attention: ____

DUANE MORRIS LLP
SUITE 2000
111 S CALVERT ST
BALTIMORE MD 21202-6174

CUST ID:0003100976
WORK ORDER:0004317556
DATE:06-13-2014 11:12 AM
AMT. PAID:$193.00

CERTIFIED COPY

RAIT INVESTMENT TRUST

CERTIFICATE OF CORRECTION

RAIT Investment Trust, a Maryland real estate investment trust (the "Company"), formerly known as Resource Asset Investment Trust, hereby certifies to the State Department of Assessments and Taxation of Maryland (the "Department") that:

FIRST: The title of the document being corrected hereby is the Amended and Restated Declaration of Trust.

SECOND: The sole party to the Amended and Restated Declaration of Trust being corrected hereby is the Company.

THIRD: The Amended and Restated Declaration of Trust to be corrected hereby was filed with the Department on November 19, 1997.

FOURTH: The Amended and Restated Declaration of Trust, as filed on November 19, 1997, erroneously omitted sub-section (K) to Article VII, Section 1.

FIFTH: As corrected, the Amended and Restated Declaration of Trust now includes sub-section (K) to Article VII, Section 1, which reads as follows:

> "(K) Stock Exchange Transactions. Notwithstanding any provision contained herein to the contrary, nothing in this Declaration of Trust shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange, the American Stock Exchange or any other national securities exchange or the Nasdaq Stock Market, Inc. or any other automated quotation system. In no event shall the existence or application of the preceding sentence have the effect of deterring or preventing the conversion of Equity Shares into Shares-in-Trust as contemplated herein."

SIXTH: The undersigned Chairman of the Board, Chief Executive Officer and Trustee of the Company acknowledges this Certificate of Correction to be the real estate investment trust act of the Company and, as to all other matters or facts required to be verified under oath, that, to the best of the knowledge, information, and belief of the undersigned Chairman of the Board, Chief Executive Officer and Trustee of the Company, these matters and facts are true in all material respects, and that the statement is made under the penalties for perjury.

IN WITNESS WHEREOF, RAIT Investment Trust has caused this Certificate of Correction to be signed by Betsy Z. Cohen, an authorized officer, this 10th day of May, 2002.

Attest: Milly Perez
Milly Perez
Assistant Secretary

SEAL

RAIT INVESTMENT TRUST

By: Betsy Z. Cohen
Betsy Z. Cohen
Chairman of the Board, Chief Executive Officer and Trustee

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1000361987009481

ID # D04761789 ACK # 1000361987009481
LIBER: B00379 FOLIO: 0103 PAGES: 0003
RAIT INVESTMENT TRUST

05/10/2002 AT 08:45 A WO # 0000591536

New Name ____

FEES REMITTED

Base Fee: 10
Org. & Cap. Fee: 50
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COMMENT(S):

____ Change of Name
____ Change of Principal Office
____ Change of Resident Agent
____ Change of Resident Agent Address
____ Resignation of Resident Agent
____ Designation of Resident Agent and Resident Agent's Address
____ Change of Business Code

____ Adoption of Assumed Name

____ Other Change(s)

Code ____

Attention: M. Burr Keim Co.

Mail to Address: 2021 Arch Street
Philadelphia, PA 19103-1491

Stamp Work Order and Customer Number HERE

CUST ID:0000878048
WORK ORDER:0000591536
DATE:05-13-2002 08:46 PM
AMT. PAID:$60.00

ARTICLES SUPPLEMENTARY

RAIT INVESTMENT TRUST

7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest (Par Value $0.01 Per Share)

RAIT INVESTMENT TRUST, a Maryland real estate investment trust (hereinafter called the "Trust"), hereby certifies to the Department of Assessments and Taxation of the State of Maryland that:

FIRST: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") by unanimous consent in writing dated March 8, 2004, designated and classified 2,760,000 shares of the authorized but unissued unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series.

SECOND: The classification increases the number of shares classified as 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, from 0 shares immediately prior to the classification to 2,760,000 shares immediately after the classification. The classification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 25,000,000 shares immediately prior to the classification to 22,240,000 shares immediately after the classification.

THIRD: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest are as follows:

(1) Designation and Number. A series of preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), designated as the "7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest" (the "Series A Preferred Shares"), is hereby established. The number of Series A Preferred Shares shall be 2,760,000 shares. The par value of Series A Preferred Shares shall be $0.01 per share.

(2) Rank. The Series A Preferred Shares, will, with respect to dividend rights, redemption rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust (a "Liquidation"), rank:

(a) senior to all common shares of beneficial interest, par value $0.01 per share, of the Trust (the "Common Shares") and to all equity securities issued or to be issued by the Trust the terms of which provide that such equity securities shall rank junior to the Series A Preferred Shares (sometimes the Common Shares and such equity securities are collectively referred to as "Junior Shares");

(b) on a parity with all equity securities issued or to be issued by the Trust other than those referred to in clauses (a) and (c) (sometimes referred to as "Parity Shares"); and

(c) junior to all (i) equity securities issued or to be issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Series A Preferred Shares and (ii) existing and future indebtedness of the Trust.

The term "equity securities" does not include debt securities of the Trust that are convertible into or exchangeable for equity securities of the Trust, which debt securities will rank senior to the Series A Preferred Shares prior to conversion or exchange.

(3) Dividends. (a) Holders of Series A Preferred Shares shall be entitled to receive, when, as and if authorized and declared by the Board of Trustees, out of legally available funds of the Trust, cumulative preferential cash dividends at the rate of 7.75% of the Liquidation Preference (as defined hereinafter) per Series A Preferred Share per annum (which is equivalent to a fixed annual amount of $1.9375 per Series A Preferred Share). Such dividends shall accrue and cumulate from the date of original issuance of such share and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series A Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share. Any dividend payable on the Series A Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date").

(b) Notwithstanding anything to the contrary contained herein, dividends on the Series A Preferred Shares shall accrue and cumulate whether or not the Trust has earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized and declared by the Board of Trustees. Accumulated but unpaid dividends on the Series A Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series A Preferred Shares which may be in arrears.

(c) Except as provided in clause (d) below, if any Series A Preferred Shares are outstanding, no dividends (collectively, "Parity and Junior Dividends"), other than distributions in kind of Common Shares or other shares of the Trust's equity securities ranking junior to the Series A Preferred Shares as to dividends, may be paid or set apart for payment on the Common Shares or any other shares of equity securities of the Trust of any other class or series ranking, as to dividends, on a parity with or junior to the Series A Preferred Shares unless full cumulative dividends (the "Dividend Preference Amount") due on any past or contemporaneous Dividend Payment Date have been or contemporaneously are authorized and declared and paid as of the payment date of the relevant Parity or Junior Dividend. Notwithstanding anything herein to the contrary, the Trust may declare and pay Parity and Junior Dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series A Preferred Shares for any dividend period the Dividend Payment Date of which has not occurred as of the date of the declaration or payment of the Parity and Junior Dividends so long as the full Dividend Preference Amount has been paid through the most recent Dividend Payment Date for the Series A Preferred Shares.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Shares and all other equity securities ranking on a parity, as to dividends, with the Series A Preferred Shares, all dividends authorized and declared upon the Series A Preferred Shares, shall be authorized and declared pro rata so that the amount of dividends authorized and declared per share of Series A Preferred Shares and each such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per Series A Preferred Share and such other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

(e) Notwithstanding the above, the Trust shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or Junior Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares or Junior Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Trust's qualification as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code").

(f) No dividends on Series A Preferred Shares shall be authorized by the Board of Trustees or declared or paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(g) If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series A Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series A Preferred Shares for the year bears to the Total Dividends. The Trust may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series A Preferred Shares would include in income their appropriate share of the Trust's undistributed long-term capital gains, as designated by the Trust.

(h) In determining whether a distribution (other than upon a Liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the Liquidation Preference (as defined below) will not be added to the Trust's total liabilities.

(i) Holders of Series A Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series A Preferred Shares as described above. Any dividend payment made on the Series A Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series A Preferred Shares which remains payable.

(4) Liquidation Preference. (a) In the event of any Liquidation, the holders of Series A Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the Trust) an amount equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to the date of payment (the "Liquidation Preference"), whether or not authorized and declared, before any distribution of assets is made to holders of Common Shares and any other shares of equity securities of the Trust that rank

junior to the Series A Preferred Shares as to Liquidation rights.

(b) If, upon any such Liquidation, the assets of the Trust are insufficient to make full payment to holders of the Series A Preferred Shares and any shares of other classes or series of equity securities of the Trust ranking on a parity with the Series A Preferred Shares as to Liquidation rights, then the holders of the Series A Preferred Shares and all other such classes or series of equity securities ranking on a parity with the Series A Preferred Shares as to Liquidation rights shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such Liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series A Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(d) After payment of the full amount of the Liquidation Preference, the holders of Series A Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(e) None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust's property or business shall be considered a Liquidation.

(f) In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series A Preferred Shares will not be added to the Trust's total liabilities.

(5) Redemption. (a) The Series A Preferred Shares are not redeemable prior to March 19, 2009. On or after March 19, 2009, the Trust, at its option, upon giving notice as provided below, may redeem the Series A Preferred Shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption, whether or not authorized and declared (the "Redemption Right").

(b) If fewer than all of the outstanding Series A Preferred Shares are to be redeemed pursuant to the Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method as may be prescribed by the Board of Trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series A Preferred Shares would become a holder of a number of Series A Preferred Shares in excess of the Ownership Limit (as defined in Article VII of the Declaration of Trust) or the Excluded Holder Limit (as defined in Article VII of the Declaration of Trust), as applicable, except as provided in Section 1(G) of Article VII of the Declaration of Trust, because such holder's Series A Preferred Shares were not redeemed, or were only redeemed in part, then the Trust shall redeem the requisite number of Series A Preferred Shares of such holder such that no holder will hold in excess of the of the Ownership Limit or the Excluded Holder Limit, as applicable, subsequent to such redemption or otherwise transfer the shares pursuant to Article VII.

(c) No Series A Preferred Shares, Common Shares or any other shares of equity securities of the Trust ranking junior to or on a parity with the Series A Preferred Shares as to dividends or upon Liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for shares of equity securities of the Trust ranking junior to or on parity with the Series A Preferred Shares as to dividends or upon Liquidation) unless:

(i) the Dividend Preference Amount with respect to all Series A Preferred Shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment thereof is set apart for payment at the time of such relevant acquisition; and

(ii) the dividend with respect to any Series A Preferred Shares for which a notice of redemption has been given with respect to any partial dividend period from the prior Dividend Payment Date to the redemption date, computed, in the case of such partial dividend period, in accordance with Section 3(a) above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition.

Notwithstanding anything to the contrary contained herein, no Series A Preferred Shares shall be redeemed unless all outstanding Series A Preferred Shares are simultaneously redeemed unless the conditions set forth in Section 5(c)(i) and (ii) above are met at the time of such redemption. The restrictions in this Section 5 shall not prevent the repurchase or transfer of Common Shares or Preferred Shares of any series of the Trust pursuant to Article VII of the Declaration of

Trust or otherwise in order to enforce the ownership restrictions set forth in Article VII and ensure that, among other things, the Trust remains qualified as a real estate investment trust for United States federal income tax purposes, or the redemption, purchase or acquisition of Series A Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series A Preferred Shares.

(d) Prior to or contemporaneous with any redemption of Series A Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends on the Series A Preferred Shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

(e) The following provisions set forth the procedures for redemption:

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series A Preferred Shares to be redeemed at their respective addresses as they appear on the stock transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series A Preferred Shares except as to the holder to whom notice was defective or not given.

(ii) In addition to any information required by law or by the applicable rules of any exchange or automated interdealer quotation system upon which the Series A Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series A Preferred Shares to be redeemed; (D) the place or places where the holders of Series A Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series A Preferred Shares to be redeemed will cease to accumulate on the redemption date. If less than all of the outstanding Series A Preferred Shares held by any holder are to be redeemed, the notice mailed to each holder shall also specify the number of Series A Preferred Shares held by such holder to be redeemed.

(iii) On or after the redemption date, each holder of Series A Preferred Shares to be redeemed shall present and surrender the certificates representing his or her Series A Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing Series A Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing Series A Preferred Shares are to be redeemed, a new certificate shall be issued representing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series A Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series A Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series A Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series A Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(f) The Series A Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Section 2(G) of Article VII of the Declaration of Trust.

(g) Subject to applicable law and the limitations on purchases, redemptions or other acquisitions set forth in Section 5 of these Articles Supplementary, the Trust may, at any time and from time to time, purchase any Series A Preferred Shares in the open market, by tender or by private agreement.

(6) Voting Rights. (a) Holders of the Series A Preferred Shares shall not have any voting rights, except as set forth below:

(b) Whenever dividends on the Series A Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive) (a "Preferred Dividend Default"), then, in accordance with the Declaration of Trust, the Board of Trustees shall take all requisite action in accordance with the Maryland REIT Law and the Declaration of Trust to increase by two the number of Trustees of the Trust, and the holders of Series A Preferred Shares (voting together as a single class with all other equity securities of the Trust upon which like voting rights have been conferred and are exercisable ("Parity Preferred Shares")) shall be entitled to elect a total of two additional Trustees to the Board of Trustees (the "Preferred Trustees") to fill such newly created Trusteeships at an annual meeting of shareholders or a special meeting held in place thereof or at a properly called special meeting of the holders of the shares of the Series A Preferred Shares and of any such Parity Preferred Shares, and at each subsequent annual meeting of shareholders or special meeting held in place thereof, until all dividends accumulated on the Series A Preferred Shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment thereof set aside for payment. This clause (b) shall not limit the right of the Trust to grant separate voting rights to any other series of Preferred Shares.

(c) If and when the Dividend Preference Amount on the Series A Preferred Shares shall have been paid in full or authorized and declared and a sum sufficient for the payment thereof set aside for payment in full, the holders of Series A Preferred Shares shall be divested of the voting rights set forth in clause (b) above (subject to revesting in the event of each and every Preferred Dividend Default) and, if the Dividend Preference Amount and all dividend arrearages on all other series of Parity Preferred Shares giving rise to voting rights with respect to the Preferred Trustees have been paid in full or authorized and declared by the Board of Trustees and set aside for payment in full, the term of office of each Preferred Trustee so elected shall expire. Upon the expiration of the terms of the Preferred Trustees in accordance with the immediately preceding sentence, the number of Trustees of the Trust shall automatically be reduced by the number of Preferred Trustees whose terms so expired. Any Preferred Trustee may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series A Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Trustee may be filled by written consent of the Preferred Trustee remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding Series A Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). The Preferred Trustees shall be entitled to one vote per Trustee on any matter. The provisions contained in Section 6(b) hereof and in this Section 6(c) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series A Preferred Shares and Parity Preferred Shares are entitled to elect the Preferred Trustees to the Board of Trustees during a Preferred Dividend Default.

(d) So long as any Series A Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of at least two-thirds of the Series A Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

(i) authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Series A Preferred Shares with respect to the payment of dividends or the distribution of assets upon Liquidation or reclassify any authorized equity securities of the Trust into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

(ii) amend, alter or repeal the provisions of the Declaration of Trust (including these Articles Supplementary), whether by merger or consolidation (in either case, an "Event") or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series A Preferred Shares; provided, however, that with respect to any such amendment, alteration or repeal of the provisions of the Declaration of Trust (including these Articles Supplementary) upon the occurrence of an Event, so long as Series A Preferred Shares remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of an Event, the Trust may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series A Preferred Shares, the occurrence of any such Event shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Shares; and provided further that any increase in the amount of authorized Series A Preferred Shares or the authorization, creation or issuance of any other class or series of the Trust's equity securities, in each case ranking on a parity with or junior to the Series A Preferred Shares with respect to the payment of dividends and the distribution of assets upon Liquidation shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series A Preferred Shares.

(e) The foregoing voting provisions shall not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series A Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(7) Conversion. The Series A Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust.

(8) Restrictions on Transfer and Shares-in-Trust. The Series A Preferred Shares are subject to the provisions of Article VII of the Declaration of Trust.

(9) Status. All Series A Preferred Shares which shall have been redeemed or reacquired in any manner by the Trust shall be restored to the status of authorized, but unissued Series A Preferred Shares of the Trust which may be reissued or reclassified by the Board of Trustees in accordance with the applicable provisions of the Declaration of Trust.

(10) Exclusion of Other Rights. The Series A Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth in these Articles Supplementary. The Series A Preferred Shares shall have no preemptive or subscription rights.

(11) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(12) Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series A Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of

redemption of Series A Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

FOURTH: The terms of the Series A Preferred Shares set forth in ARTICLE THIRD hereof shall become Article XIV of the Declaration of Trust.

FIFTH: These Articles Supplementary shall be effective at the time the Maryland State Department of Assessments and Taxation accepts these Articles Supplementary for record.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman and Chief Executive Officer and witnessed by its Assistant Secretary on March 16, 2004.

WITNESS:

Julie Mark
Name: Julie Mark
Title: Assistant Secretary

RAIT INVESTMENT TRUST

By: [signature]
Name: Betsy Cohen
Title: Chairman and Chief Executive Officer

THE UNDERSIGNED, Chairman and Chief Executive Officer of RAIT Investment Trust, who executed on behalf of the Trust the Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

[signature]
Betsy Cohen
Chairman and Chief Executive Officer

CORPORATE CHARTER APPROVAL SHEET

** EXPEDITED SERVICE ** ** KEEP WITH DOCUMENT **

DOCUMENT CODE 16 BUSINESS CODE 13

D4761789

1000361989549401

Close ____ Stock ____ Nonstock ____

P.A. ____ Religious ____

Merging (Transferor) ____

ID # D04761789 ACK # 1000361989549401
LIBER: B00629 FOLIO: 0936 PAGES: 0014
RAIT INVESTMENT TRUST

Surviving (Transferee) ____

03/17/2004 AT 02:24 P WO # 0000864940

New Name ____

FEES REMITTED

~~Base Fee:~~	100
Org. & Cap. Fee:	
Expedite Fee:	110
Penalty:	
State Recordation Tax:	
State Transfer Tax:	
3 Certified Copies	
Copy Fee:	47
____ Certificates	
Certificate of Status Fee:	
Personal Property Filings:	
Other:	
TOTAL FEES:	257

~~Change of Name~~
____ Change of Principal Office
____ Change of Resident Agent
____ Change of Resident Agent Address
____ Resignation of Resident Agent
____ Designation of Resident Agent and Resident Agent's Address
____ Change of Business Code

____ Adoption of Assumed Name

____ Other Change(s)

Credit Card ____ Check ✓ Cash ____

1 Documents on 2 Checks

Approved By: [illegible]

Keyed By: ____

COMMENT(S):

Code 048

Attention: ____

Mail to Address:

CUST ID:0001334622
WORK ORDER:0000864940
DATE:03-17-2004 03:05 PM
AMT. PAID:$257.00

CERTIFICATE OF CORRECTION
to
ARTICLES SUPPLEMENTARY
of
RAIT INVESTMENT TRUST
(a Maryland real estate investment trust)

RAIT INVESTMENT TRUST, a Maryland real estate investment trust (the "Trust"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "Department") that:

FIRST: On March 17, 2004 at 2:24 p.m. the Trust filed with the Department Articles Supplementary dated March 16, 2004. (the "Articles Supplementary") to the Declaration of Trust of the Trust, and the Articles Supplementary require correction as permitted by Section 1-207 of the Corporations and Associations Article of the Annotated Code of Maryland.

SECOND: (A) Article THIRD, Section (3)(a) of the Articles Supplementary, as previously filed and to be corrected hereby, reads as follows:

(3) Dividends. (a) Holders of Series A Preferred Shares shall be entitled to receive, when, as and if authorized and declared by the Board of Trustees, out of legally available funds of the Trust, cumulative preferential cash dividends at the rate of 7.75% of the Liquidation Preference (as defined hereinafter) per Series A Preferred Share per annum (which is equivalent to a fixed annual amount of $1.9375 per Series A Preferred Share). Such dividends shall accrue and cumulate from the date of original issuance of such share and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series A Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share. Any dividend payable on the Series A Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date").

(B) Article THIRD, Section (3)(a) of the Articles Supplementary, as corrected hereby, shall read follows:

(3) Dividends. (a) Holders of Series A Preferred Shares shall be entitled

~BALT2:797537.v1 |3/18/04
311425-1

to receive, when, as and if authorized and declared by the Board of Trustees, out of legally available funds of the Trust, cumulative preferential cash dividends at the rate of 7.75% of the Liquidation Preference (as defined hereinafter) per Series A Preferred Share per annum (which is equivalent to a fixed annual amount of $1.9375 per Series A Preferred Share). Such dividends shall accrue and cumulate from the date of original issuance of such share and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series A Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share. Any dividend payable on the Series A Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days (5 calendar days as to the March 31, 2004 Dividend Payment Date) immediately preceding such Dividend Payment Date (each, a "Dividend Record Date").

(C) The inaccuracies or defects contained in Article THIRD, Section (3)(a) of the Articles Supplementary, as previously filed, is that insufficient time was allowed for the declaration and payment of the initial dividend.

THIRD: The name of each party to the document being corrected is RAIT INVESTMENT TRUST.

~BALT2:797537.v1 |3/18/04
311425-1

IN WITNESS WHEREOF, the Trust has caused this Certificate of Correction to be signed in its name and on its behalf by its Chairman and Chief Executive Officer, and witnessed by its Assistant Secretary on March 18, 2004.

WITNESS:	RAIT INVESTMENT TRUST
Name: Julie Mark	By:
Title: Assistant Secretary	Name: Betsy Cohen
	Title: Chairman and Chief Executive Officer

THE UNDERSIGNED, Chairmen and Chief Executive Officer, of RAIT Investment Trust, who executed on behalf of the Trust the Cert. of. Correction of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

Betsy Cohen
Chairman and Chief Executive Officer

CORPORATE CHARTER APPROVAL SHEET

**** EXPEDITED SERVICE **** **** KEEP WITH DOCUMENT ****

DOCUMENT CODE 17 BUSINESS CODE ______

D04761789

Close ______ Stock ______ Nonstock ______

P.A. ______ Religious ______

Merging (Transferor) ______

Surviving (Transferee) ______

1000361989558042

ID # D04761789 ACK # 1000361989558042
LIBER: B00630 FOLIO: 0504 PAGES: 0004
RAIT INVESTMENT TRUST

03/18/2004 AT 03:50 P WO # 0000865673

New Name ______

FEES REMITTED

~~Base Fee:~~	25
Org. & Cap. Fee:	
Expedite Fee:	110
Penalty:	
State Recordation Tax:	
State Transfer Tax:	
3 Certified Copies	
Copy Fee:	34
____ Certificates	
Certificate of Status Fee:	
Personal Property Filings:	
Other:	
TOTAL FEES:	169

Credit Card ______ Check ✓ Cash ______

1 Documents on 2 Checks

Approved By: A. Ol

Keyed By: ______

COMMENT(S):

~~Change of Name~~
____ Change of Principal Office
____ Change of Resident Agent
____ Change of Resident Agent Address
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Code 048

Attention: ______

Mail to Address: ______

Stamp Work Order and Customer Number HERE

CUST ID:0001335728
WORK ORDER:0000865673
DATE:03-18-2004 03:50 PM
AMT. PAID:$169.00

ARTICLES SUPPLEMENTARY

RAIT INVESTMENT TRUST

8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest
(Par Value $0.01 Per Share)

RAIT INVESTMENT TRUST, a Maryland real estate investment trust (hereinafter called the "Trust"), hereby certifies to the Department of Assessments and Taxation of the State of Maryland that:

FIRST: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") at a meeting on September 22, 2004, designated and classified 2,300,000 shares of the authorized but unissued unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series.

SECOND: The classification increases the number of shares classified as 8.375% Series ~~B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share,~~ from 0 shares immediately prior to the classification to 2,300,000 shares immediately after the classification. The classification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 22,240,000 shares immediately prior to the classification to 19,940,000 shares immediately after the classification. Prior to this classification, the Trust had classified 2,760,000 shares as 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series A Preferred Shares").

THIRD: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest are as follows:

(1) Designation and Number. A series of preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), designated as the "8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest" (the "Series B Preferred Shares"), is hereby established. The number of Series B Preferred Shares shall be 2,300,000 shares. The par value of Series B Preferred Shares shall be $0.01 per share.

(2) Rank. The Series B Preferred Shares, will, with respect to dividend rights, redemption rights and rights upon any voluntary or involuntary liquidation,

dissolution or winding up of the Trust (a "Liquidation"), rank:

(a) senior to all common shares of beneficial interest, par value $0.01 per share, of the Trust (the "Common Shares") and to all equity securities issued or to be issued by the Trust the terms of which provide that such equity securities shall rank junior to the Series B Preferred Shares (sometimes the Common Shares and such equity securities are collectively referred to as "Junior Shares");

(b) on a parity with all equity securities issued or to be issued by the Trust other than those referred to in clauses (a) and (c), including, without limitation, the Series A Preferred Shares (sometimes the Series A Preferred Shares and such equity securities are collectively referred to as "Parity Shares"); and

(c) junior to all (i) equity securities issued or to be issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Series B Preferred Shares and (ii) existing and future indebtedness of the Trust.

The term "equity securities" does not include debt securities of the Trust that are convertible into or exchangeable for equity securities of the Trust, which debt securities will rank senior to the Series B Preferred Shares prior to conversion or exchange.

(3) Dividends. (a) Holders of Series B Preferred Shares shall be entitled to receive, when, as and if authorized and declared by the Board of Trustees, out of legally available funds of the Trust, cumulative preferential cash dividends at the rate of 8.375% of the Liquidation Preference (as defined hereinafter) per Series B Preferred Share per annum (which is equivalent to a fixed annual amount of $2.09375 per Series B Preferred Share). Such dividends shall accrue and cumulate from the date of original issuance of such share and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series B Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share; provided, however, that, with respect to any Series B Preferred Share issued on or before December 1, 2004 (the "Initial Series B Preferred Shares"), the initial Dividend Payment Date shall be December 31, 2004 and the amount of the dividend payable on December 31, 2004 on any Initial Series B Preferred Share shall be calculated as if all of the Initial Series B Preferred Shares were issued on the earliest date of original issuance of any Initial Series B Preferred Share. Any dividend payable on the Series B Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to

holders of record as they appear in the stock transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date").

(b) Notwithstanding anything to the contrary contained herein, dividends on the Series B Preferred Shares shall accrue and cumulate whether or not the Trust has earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized and declared by the Board of Trustees. Accumulated but unpaid dividends on the Series B Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series B Preferred Shares which may be in arrears.

(c) Except as provided in clause (d) below, if any Series B Preferred Shares are outstanding, no dividends (collectively, "Parity and Junior Dividends"), ~~other than distributions in kind of Common Shares or other shares of the Trust's equity securities ranking junior to the Series B Preferred Shares as to~~ dividends, may be paid or set apart for payment on the Common Shares or any other shares of equity securities of the Trust of any other class or series ranking, as to dividends, on a parity with or junior to the Series B Preferred Shares unless full cumulative dividends (the "Dividend Preference Amount") due on any past or contemporaneous Dividend Payment Date have been or contemporaneously are authorized and declared and paid as of the payment date of the relevant Parity or Junior Dividend. Notwithstanding anything herein to the contrary, the Trust may declare and pay Parity and Junior Dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series B Preferred Shares for any dividend period the Dividend Payment Date of which has not occurred as of the date of the declaration or payment of the Parity and Junior Dividends so long as the full Dividend Preference Amount has been paid through the most recent Dividend Payment Date for the Series B Preferred Shares.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series B Preferred Shares and all other equity securities ranking on a parity, as to dividends, with the Series B Preferred Shares, all dividends authorized and declared upon the Series B Preferred Shares, shall be authorized and declared pro rata so that the amount of dividends authorized and declared per share of Series B Preferred Shares and each such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per Series B Preferred Share and such other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

(e) Notwithstanding the above, the Trust shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or Junior Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares or Junior Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Trust's qualification as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code").

(f) No dividends on Series B Preferred Shares shall be authorized by the Board of Trustees or declared or paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(g) If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series B Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series B Preferred Shares for the year bears to the Total Dividends. The Trust may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series B Preferred Shares would include in income their appropriate share of the Trust's undistributed long-term capital gains, as designated by the Trust.

(h) In determining whether a distribution (other than upon a Liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the Liquidation Preference (as defined below) will not be added to the Trust's total liabilities.

(i) Holders of Series B Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series B Preferred Shares as described above. Any dividend payment made on the Series B Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series

B Preferred Shares which remains payable.

(4) Liquidation Preference. (a) In the event of any Liquidation, the holders of Series B Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the Trust) an amount equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to the date of payment (the "Liquidation Preference"), whether or not authorized and declared, before any distribution of assets is made to holders of Common Shares and any other shares of equity securities of the Trust that rank junior to the Series B Preferred Shares as to Liquidation rights.

(b) If, upon any such Liquidation, the assets of the Trust are insufficient to make full payment to holders of the Series B Preferred Shares and any shares of other classes or series of equity securities of the Trust ranking on a parity with the Series B Preferred Shares as to Liquidation rights, then the holders of the Series B Preferred Shares and all other such classes or series of equity securities ranking on a parity with the Series B Preferred Shares as to Liquidation rights shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such Liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series B Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(d) After payment of the full amount of the Liquidation Preference, the holders of Series B Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(e) None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust's property or business shall be considered a Liquidation.

(f) In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series B Preferred Shares will not be added to the Trust's total liabilities.

(5) Redemption. (a) The Series B Preferred Shares are not redeemable prior to October 5, 2009. On or after October 5, 2009, the Trust, at its option, upon giving notice as provided below, may redeem the Series B Preferred Shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption, whether or not authorized and declared (the "Redemption Right").

(b) If fewer than all of the outstanding Series B Preferred Shares are to be redeemed pursuant to the Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method as may be prescribed by the Board of Trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series B Preferred Shares would become a holder of a number of Series B Preferred Shares in excess of the Ownership Limit (as defined in Article VII of the Declaration of Trust) or the Excluded Holder Limit (as defined in Article VII of the Declaration of Trust), as applicable, except as provided in Section 1(G) of Article VII of the Declaration of Trust, because such holder's Series B Preferred Shares were not redeemed, or were only redeemed in part, then the Trust shall redeem the requisite number of Series B Preferred Shares of such holder such that no holder will hold in excess of the of the Ownership Limit or the Excluded Holder Limit, as applicable, subsequent to such redemption or otherwise transfer the shares pursuant to Article VII.

(c) No Series B Preferred Shares, Common Shares or any other shares of equity securities of the Trust ranking junior to or on a parity with the Series B Preferred Shares as to dividends or upon Liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for shares of equity securities of the Trust ranking junior to or on parity with the Series B Preferred Shares as to dividends or upon Liquidation) unless:

(i) the Dividend Preference Amount with respect to all Series B Preferred Shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment thereof is set apart for payment at the time of such relevant acquisition; and

(ii) the dividend with respect to any Series B Preferred Shares for which a notice of redemption has been given with respect to any partial dividend period from the prior Dividend Payment Date to the redemption date, computed, in the case of such partial dividend period, in accordance with Section 3(a) above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition.

Notwithstanding anything to the contrary contained herein, no Series B Preferred Shares shall be redeemed unless all outstanding Series B Preferred Shares are simultaneously redeemed unless the conditions set forth in Section 5(c)(i) and (ii) above are met at the time of such redemption. The restrictions in this Section 5 shall not prevent the repurchase or transfer of Common Shares or Preferred Shares of any series of the Trust pursuant to Article VII of the Declaration of Trust or otherwise in order to enforce the ownership restrictions set forth in Article VII and ensure that, among other things, the Trust remains qualified as a real estate investment trust for United States federal income tax purposes, or the redemption, purchase or acquisition of Series B Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series B Preferred Shares.

(d) Prior to or contemporaneous with any redemption of Series B Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends on the Series B Preferred Shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

~~(e) The following provisions set forth the procedures for redemption:~~

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series B Preferred Shares to be redeemed at their respective addresses as they appear on the stock transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series B Preferred Shares except as to the holder to whom notice was defective or not given.

(ii) In addition to any information required by law or by the applicable rules of any exchange or automated interdealer quotation system upon which the Series B Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series B Preferred Shares to be redeemed; (D) the place or places where the holders of Series B Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series B Preferred Shares to be redeemed will cease to accumulate on the redemption date. If less than all of the outstanding Series B Preferred Shares held by any holder are to be redeemed, the notice mailed to each holder shall also specify the number of Series B Preferred Shares held by such holder to be redeemed.

(iii) On or after the redemption date, each holder of Series B Preferred Shares to be redeemed shall present and surrender the certificates representing his or her Series B Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing Series B Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing Series B Preferred Shares are to be redeemed, a new certificate shall be issued representing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series B Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series B Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series B Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series B Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(f) The Series B Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Section 2(G) of Article VII of the Declaration of Trust.

(g) Subject to applicable law and the limitations on purchases, redemptions or other acquisitions set forth in Section 5 of these Articles Supplementary, the Trust may, at any time and from time to time, purchase any Series B Preferred Shares in the open market, by tender or by private agreement.

(6) Voting Rights. (a) Holders of the Series B Preferred Shares shall not have any voting rights, except as set forth below.

(b) Whenever dividends on the Series B Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive) (a "Preferred Dividend Default"), then, in accordance with the Declaration of Trust, the Board of Trustees shall take all requisite action in accordance with the Maryland REIT Law and the Declaration of Trust to increase by two the number of Trustees of the Trust, and the holders of Series B Preferred Shares (voting together as a single class with all other equity securities of the Trust upon which like voting rights have been conferred and are exercisable ("Parity Preferred Shares")) shall be entitled to elect a total of two additional Trustees to the Board of Trustees (the "Preferred Trustees") to fill such newly created Trusteeships at an annual meeting of shareholders or a special meeting held in place thereof or at a properly called special meeting of the holders of the shares of the Series B Preferred Shares and of any such Parity Preferred Shares, and at each subsequent annual meeting of shareholders or special meeting held in place thereof, until all dividends accumulated on the Series B Preferred Shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment thereof set aside for payment. This clause (b) shall not limit the right of the Trust to grant separate voting rights to any other series of Preferred Shares.

(c) If and when the Dividend Preference Amount on the Series B Preferred Shares shall have been paid in full or authorized and declared and a sum sufficient for the payment thereof set aside for payment in full, the holders of Series B Preferred Shares shall be divested of the voting rights set forth in clause (b) above (subject to revesting in the event of each and every Preferred Dividend Default) and, if the Dividend Preference Amount and all dividend arrearages on all other series of Parity Preferred Shares giving rise to voting rights with respect to the Preferred Trustees have been paid in full or authorized and declared by the Board of Trustees and set aside for payment in full, the term of office of each Preferred Trustee so elected shall expire. Upon the expiration of the terms of the Preferred Trustees in accordance with the immediately preceding sentence, the number of Trustees of the Trust shall automatically be reduced by the number of

Preferred Trustees whose terms so expired. Any Preferred Trustee may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series B Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Trustee may be filled by written consent of the Preferred Trustee remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding Series B Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). The Preferred Trustees shall be entitled to one vote per Trustee on any matter. The provisions contained in Section 6(b) hereof and in this Section 6(c) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series B Preferred Shares and Parity Preferred Shares are entitled to elect the Preferred Trustees to the Board of Trustees during a Preferred Dividend Default.

(d) So long as any Series B Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of at least two-thirds of the Series B Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

(i) authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Series B Preferred Shares with respect to the payment of dividends or the distribution of assets upon Liquidation or reclassify any authorized equity securities of the Trust into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

(ii) amend, alter or repeal the provisions of the Declaration of Trust (including these Articles Supplementary), whether by merger or consolidation (in either case, an "Event") or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series B Preferred Shares; provided, however, that with respect to any such amendment, alteration or repeal of the provisions of the Declaration of Trust (including these Articles Supplementary) upon the occurrence of an Event, so long as Series B Preferred Shares remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of an Event, the Trust may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series B Preferred Shares, the occurrence of any such Event shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series B Preferred Shares; and provided further that any increase in the amount of authorized Series B Preferred Shares or the authorization, creation or issuance of any other class or series of the Trust's equity securities, in each case ranking on a parity with or junior to the Series B Preferred Shares with respect to the payment of dividends and the distribution of assets upon Liquidation shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series B Preferred Shares.

(e) The foregoing voting provisions shall not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series B Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(7) Conversion. The Series B Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust.

(8) Restrictions on Transfer and Shares-in-Trust. The Series B Preferred Shares are subject to the provisions of Article VII of the Declaration of Trust.

(9) Status. All Series B Preferred Shares which shall have been redeemed or reacquired in any manner by the Trust shall be restored to the status of authorized, but unissued Series B Preferred Shares of the Trust which may be reissued or reclassified by the Board of Trustees in accordance with the applicable provisions of the Declaration of Trust.

(10) Exclusion of Other Rights. The Series B Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth in these Articles Supplementary. The Series B Preferred Shares shall have no preemptive or subscription rights.

(11) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(12) Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series B

Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series B Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series B Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

FOURTH: The terms of the Series B Preferred Shares set forth in ARTICLE THIRD hereof shall become Article XV of the Declaration of Trust.

FIFTH: These Articles Supplementary shall be effective at the time the Maryland State Department of Assessments and Taxation accepts these Articles Supplementary for record.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Executive Vice President and witnessed by its Assistant Secretary on September 30, 2004.

WITNESS:

[signature]

Name: Milly Cashman
Title: Assistant Secretary

RAIT INVESTMENT TRUST

By: [signature]

Name: Ellen J. DiStefano
Title: Chief Financial Officer and Executive Vice President

THE UNDERSIGNED, Chief Financial Officer and Executive Vice President of RAIT Investment Trust, who executed on behalf of the Trust the Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

[signature]

Ellen J. DiStefano
Chief Financial Officer and Executive Vice President

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______ Change of Name
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CUST ID:0001485378
WORK ORDER:0000853236
DATE:08-30-2004 03:12 PM
AMT. PAID:$239.00

Stamp Work Order and Customer Number HERE

CERTIFIED COPY MADE

RAIT INVESTMENT TRUST

ARTICLES OF AMENDMENT

THIS IS TO CERTIFY THAT:

FIRST: The declaration of trust of RAIT INVESTMENT TRUST, a Maryland real estate investment trust (the "Trust"), is hereby amended by deleting existing ARTICLE II in its entirety and substituting in lieu thereof a new Article to read as follows:

"ARTICLE II

NAME

The name of the Trust is:

"RAIT Financial Trust"

Under circumstances in which the Board of Trustees of the Trust (the "Board of Trustees" or "Board") determine that the use of the name of the Trust is not practicable, theTrust may use any other designation or name for the Trust."

SECOND: Pursuant to Section 8-501(e)(2) of the Maryland REIT Law and Section 2-605(a) of the Maryland General Corporation Law, the amendment to the declaration of trust of the Trust as hereinabove set forth has been duly approved by the Board of Trustees of the Trust as required by law.

THIRD: The undersigned Chairman acknowledges these Articles of Amendment to be the trust act of the Trust and as to all matters or facts required to be verified under oath, the undersigned Chairman acknowledges that to the best of her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

BALT2\4276149.1

IN WITNESS WHEREOF, the Trust has caused these Articles to be signed in its name and on its behalf by its Chairman and attested to by its Assistant Secretary on this 11th day of December, 2006.

ATTEST:

Ellen J. DiStefano
Assistant Secretary

RAIT INVESTMENT TRUST

By: ______________________
Betsy Z. Cohen
Chairman

BALT2\4276481.1

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RAIT FINANCIAL TRUST

MAIL
BACK

12/11/2006 AT 12:48 P WO # 0001328957

Surviving (Transferee) ___

New Name RAIT Financial Trust

FEES REMITTED

Base Fee:	100	X	Change of Name
Org. & Cap. Fee:			Change of Principal Office
Expedite Fee:	70		Change of Resident Agent
Penalty:			Change of Resident Agent Address
State Recordation Tax:			Resignation of Resident Agent
State Transfer Tax:			Change of Designation of Resident Agent and Resident Agent's Address
1 Certified Copies			
Copy Fee:	22		Change of Business Code
___ Certificates			
Certificate of Status Fee:			Adoption of Assumed Name
Personal Property Filings:			
Mail Processing Fee:	5		
Other:			Other Change(s)
TOTAL FEES:	197		

Code 048

Credit Card ___ Check X Cash ___

___ Documents on ___ Checks

Approved By: A-01

Keyed By: ___

COMMENT(S):

file 2nd!

Attention: Diane S. Williams, Paralegal

Mail: Name and Address

DLA Piper Rudnick Gray Cary US LLP

6225 Smith Avenue

Baltimore, Maryland 21209

Stamp Work Order and Customer Number HERE

CUST ID:0001885919
WORK ORDER:0001328957
DATE:12-11-2006 01:01 PM
AMT. PAID:$397.00

CERTIFI
COPY M

ARTICLES SUPPLEMENTARY

RECEIVED
DEPARTMENT OF
ASSESSMENTS & TAXATION

RAIT FINANCIAL TRUST

2007 JUN 29 P 2:15

8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest (Par Value $0.01 Per Share)

RAIT FINANCIAL TRUST, a Maryland real estate investment trust (hereinafter called the "Trust"), hereby certifies to the Department of Assessments and Taxation of the State of Maryland that:

FIRST: Under the authority set forth in Article VI of the Declaration of Trust of the Trust, as amended (which, as hereinafter amended, restated or supplemented from time to time is herein called the "Declaration of Trust"), the Board of Trustees of the Trust (the "Board of Trustees") by unanimous written consent dated as of June 21, 2007, designated and classified 1,840,000 shares of the authorized but unissued unclassified preferred shares of beneficial interest, par value $0.01 per share, of the Trust as the "8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest," par value $0.01 per share, and has provided for the issuance of such series.

SECOND: The classification increases the number of shares classified as 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, from 0 shares immediately prior to the classification to 1,840,000 shares immediately after the classification. The classification decreases the number of unclassified preferred shares of beneficial interest, par value $0.01 per share, from 19,940,000 shares immediately prior to the classification to 18,100,000 shares immediately after the classification. Prior to this classification, the Trust had classified:

(1) 2,760,000 shares as 7.75% Series A Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series A Preferred Shares"); and

(2) 2,300,000 shares as 8.375% Series B Cumulative Redeemable Preferred Shares of Beneficial Interest, par value $0.01 per share, of the Trust (the "Series B Preferred Shares").

THIRD: The preferences, conversions and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of the 8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest are as follows:

(1) Designation and Number. A series of preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), designated as the

"8.875% Series C Cumulative Redeemable Preferred Shares of Beneficial Interest" (the "Series C Preferred Shares"), is hereby established. The number of Series C Preferred Shares shall be 1,840,000 shares. The par value of Series C Preferred Shares shall be $0.01 per share.

(2) Rank. The Series C Preferred Shares, will, with respect to dividend rights, redemption rights and rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Trust (a "Liquidation"), rank:

(a) senior to all common shares of beneficial interest, par value $0.01 per share, of the Trust (the "Common Shares") and to all equity securities issued or to be issued by the Trust the terms of which provide that such equity securities shall rank junior to the Series C Preferred Shares (sometimes the Common Shares and such equity securities are collectively referred to as "Junior Shares");

(b) on a parity with all equity securities issued or to be issued by the Trust other than those referred to in clauses (a) and (c), including, without limitation, the Series A Preferred Shares and the Series B Preferred Shares (sometimes the Series A Preferred Shares, the Series B Preferred Shares and such equity securities are collectively referred to as "Parity Shares"); and

(c) junior to all (i) equity securities issued or to be issued by the Trust the terms of which specifically provide that such equity securities rank senior to the Series C Preferred Shares and (ii) existing and future indebtedness of the Trust.

The term "equity securities" does not include debt securities of the Trust that are convertible into or exchangeable for equity securities of the Trust, which debt securities will rank senior to the Series C Preferred Shares prior to conversion or exchange.

(3) Dividends. (a) Holders of Series C Preferred Shares shall be entitled to receive, when, as and if authorized and declared by the Board of Trustees, out of legally available funds of the Trust, cumulative preferential cash dividends at the rate of 8.875% of the Liquidation Preference (as defined hereinafter) per Series C Preferred Share per annum (which is equivalent to a fixed annual amount of $2.21875 per Series C Preferred Share); provided, however, that during any period of time that both (i) the Series C Preferred Shares are not listed on the New York Stock Exchange ("NYSE"), the American Stock Exchange ("AMEX"), or the NASDAQ Stock Market ("NASDAQ"), and (ii) the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any Series C Preferred Shares are outstanding, the holders of Series C Preferred Shares shall be entitled to receive,

when, as and if authorized and declared by the Board of Trustees, out of legally available funds of the Trust, cumulative preferential cash distributions at the rate of 9.875% per year of the liquidation preference in lieu of the rate specified above (which is equivalent to a fixed annual amount of $2.46875 per year per share) (the "Special Distribution"). Such dividends shall accrue and cumulate from the date of original issuance of any such Series C Preferred Shares or, with respect to the Special Distribution, if applicable, from the date following the date on which both (i) the Series C Preferred Shares cease to be listed on the NYSE, AMEX or NASDAQ and (ii) the Trust ceases to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and shall be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year or, if not a business day, the next succeeding business day (each a "Dividend Payment Date"), commencing, with respect to any Series C Preferred Share, on the Dividend Payment Date next succeeding the date of original issuance of such share; provided, however, that the initial Dividend Payment Date shall be October 1, 2007 and the amount of the dividend payable on October 1, 2007 on any Series C Preferred Share shall be calculated as if all of the Series C Preferred Shares were issued on the earliest date of original issuance of any Series C Preferred Share. The Special Distribution, if applicable, shall cease to accrue on the date following the earlier of (i) the listing of the Series C Preferred Shares on the NYSE, AMEX or NASDAQ or (ii) the Trust becoming subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. Any dividend payable on the Series C Preferred Shares for any partial dividend period shall be pro rated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends shall be payable to holders of record as they appear in the stock transfer records of the Trust at the close of business on the applicable dividend record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or, if not a business day, the next succeeding business day or such other date designated by the Board of Trustees for the payment of dividends that is not more than 30 nor less than 10 calendar days immediately preceding such Dividend Payment Date (each, a "Dividend Record Date").

(b) Notwithstanding anything to the contrary contained herein, dividends on the Series C Preferred Shares shall accrue and cumulate whether or not the Trust has earnings, whether or not there are funds legally available for payment of such dividends and whether or not such dividends are authorized and declared by the Board of Trustees. Accumulated but unpaid dividends on the Series C Preferred Shares shall cumulate as of the Dividend Payment Date on which they first become payable or on the date of redemption, as the case may be. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series C Preferred Shares which may be in arrears.

(c) Except as provided in clause (d) below, if any Series C Preferred Shares are outstanding, no dividends (collectively, "Parity and Junior Dividends"), other than distributions in kind of Common Shares or other shares of the Trust's equity securities ranking junior to the Series C Preferred Shares as to dividends, may be paid or set apart for payment on the Common Shares or any other shares of equity securities of the Trust of any other class or series ranking, as to dividends, on a parity with or junior to the Series C Preferred Shares unless full cumulative dividends (the "Dividend Preference Amount") due on any past or contemporaneous Dividend Payment Date have been or contemporaneously are authorized and declared and paid as of the payment date of the relevant Parity or Junior Dividend. Notwithstanding anything herein to the contrary, the Trust may declare and pay Parity and Junior Dividends without paying or setting apart for payment any amounts with respect to the dividend due on the Series C Preferred Shares for any dividend period the Dividend Payment Date of which has not occurred as of the date of the declaration or payment of the Parity and Junior Dividends so long as the full Dividend Preference Amount has been paid through the most recent Dividend Payment Date for the Series C Preferred Shares.

(d) When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series C Preferred Shares and all other equity securities ranking on a parity, as to dividends, with the Series C Preferred Shares, all dividends authorized and declared upon the Series C Preferred Shares, shall be authorized and declared pro rata so that the amount of dividends authorized and declared per share of Series C Preferred Shares and each such other equity security shall in all cases bear to each other the same ratio that accumulated dividends per Series C Preferred Share and such other equity security (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such other equity securities do not have a cumulative dividend) bear to each other.

(e) Notwithstanding the above, the Trust shall not be prohibited from (i) declaring or paying or setting apart for payment any dividend or distribution on any Parity Shares or Junior Shares or (ii) redeeming, purchasing or otherwise acquiring any Parity Shares or Junior Shares, in each case, if such declaration, payment, redemption, purchase or other acquisition is necessary to maintain the Trust's qualification as a real estate investment trust under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code").

(f) No dividends on Series C Preferred Shares shall be authorized by the Board of Trustees or declared or paid or set apart for payment by the Trust at such time as the terms and provisions of any agreement of the Trust, including any agreement relating to its indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(g) If, for any taxable year, the Trust elects to designate as "capital gain dividends" (as defined in Section 857 of the Code) any portion (the "Capital Gains Amount") of the dividends (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of shares (the "Total Dividends"), then the portion of the Capital Gains Amount that shall be allocable to the holders of Series C Preferred Shares shall be the amount that the total dividends (as determined for federal income tax purposes) paid or made available to the holders of the Series C Preferred Shares for the year bears to the Total Dividends. The Trust may elect to retain and pay income tax on its net long-term capital gains. In such a case, the holders of Series C Preferred Shares would include in income their appropriate share of the Trust's undistributed long-term capital gains, as designated by the Trust.

(h) In determining whether a distribution (other than upon a Liquidation), by dividend, redemption or otherwise, is permitted, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the Liquidation Preference (as defined below) will not be added to the Trust's total liabilities.

(i) Holders of Series C Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series C Preferred Shares as described above. Any dividend payment made on the Series C Preferred Shares shall first be credited against the earliest accumulated but unpaid dividend due with respect to the Series C Preferred Shares which remains payable.

(4) Liquidation Preference. (a) In the event of any Liquidation, the holders of Series C Preferred Shares then outstanding shall be entitled to receive out of the assets of the Trust available for distribution to shareholders (after payment or provision for payment of all debts and other liabilities of the Trust) an amount equal to $25.00 per share, plus any accumulated and unpaid dividends thereon to the date of payment (the "Liquidation Preference"), whether or not authorized and declared, before any distribution of assets is made to holders of Common Shares and any other shares of equity securities of the Trust that rank junior to the Series C Preferred Shares as to Liquidation rights.

(b) If, upon any such Liquidation, the assets of the Trust are insufficient to make full payment to holders of the Series C Preferred Shares and any shares of other classes or series of equity securities of the Trust ranking on a parity with the Series C Preferred Shares as to Liquidation rights, then the holders of the Series C Preferred Shares and all other such classes or series of equity securities ranking on a parity with the Series C Preferred Shares as to Liquidation rights shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(c) Written notice of any such Liquidation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 nor more than 60 calendar days immediately preceding the payment date stated therein, to each record holder of the Series C Preferred Shares at the respective addresses of such holders as the same shall appear on the share transfer records of the Trust.

(d) After payment of the full amount of the Liquidation Preference, the holders of Series C Preferred Shares shall have no right or claim to any of the remaining assets of the Trust.

(e) None of a consolidation or merger of the Trust with or into another entity, the merger of another entity with or into the Trust, a statutory share exchange by the Trust or a sale, lease, transfer or conveyance of all or substantially all of the Trust's property or business shall be considered a Liquidation.

(f) In determining whether a distribution (other than upon voluntary or involuntary dissolution) by dividend, redemption or other acquisition of shares of the Trust or otherwise is permitted under Maryland law, amounts that would be needed, if the Trust were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the holders of Series C Preferred Shares will not be added to the Trust's total liabilities.

(5) Redemption. (a) Except as set forth in this Section 5, the Series C Preferred Shares are not redeemable prior to July 5, 2012.

(i) On or after July 5, 2012, the Trust, at its option, upon giving notice as provided below, may redeem the Series C Preferred Shares, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption, whether or not authorized and declared (the "Regular Redemption Right").

(ii) If at any time both (i) the Series C Preferred Shares cease to be listed on the NYSE, AMEX or NASDAQ, and (ii) the Trust ceases to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and any Series C Preferred Shares are outstanding, the Trust, at its option, upon giving notice as provided below, may redeem the Series C Preferred Shares, in whole but not in part, within 90 days of the date upon which both the Series C Preferred Shares so cease to be listed and the Trust so ceases to be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, for cash at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends thereon to the date of redemption, whether or not authorized and declared (the "Special Redemption Right").

(b) If fewer than all of the outstanding Series C Preferred Shares are to be redeemed pursuant to the Regular Redemption Right, the shares to be redeemed shall be selected pro rata (as nearly as practicable without creating fractional shares) or by lot or by such other equitable method as may be prescribed by the Board of Trustees. If such redemption is to be by lot and, as a result of such redemption, any holder of Series C Preferred Shares would become a holder of a number of Series C Preferred Shares in excess of the Ownership Limit (as defined in Article VII of the Declaration of Trust) or the Excluded Holder Limit (as defined in Article VII of the Declaration of Trust), as applicable, except as provided in Section 1(G) of Article VII of the Declaration of Trust, because such holder's Series C Preferred Shares were not redeemed, or were only redeemed in part, then the Trust shall redeem the requisite number of Series C Preferred Shares of such holder such that no holder will hold in excess of the of the Ownership Limit or the Excluded Holder Limit, as applicable, subsequent to such redemption or otherwise transfer the shares pursuant to Article VII.

(c) No Series C Preferred Shares, Common Shares or any other shares of equity securities of the Trust ranking junior to or on a parity with the Series C Preferred Shares as to dividends or upon Liquidation shall be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Trust (except by conversion into or exchange for shares of equity securities of the Trust ranking junior to or on parity with the Series C Preferred Shares as to dividends or upon Liquidation) unless:

(i) the Dividend Preference Amount with respect to all Series C Preferred Shares has been or contemporaneously is authorized and declared and paid, or a sum sufficient for the payment thereof is set apart for payment at the time of such relevant acquisition; and

(ii) the dividend with respect to any Series C Preferred Shares for which a notice of redemption has been given with respect to any partial dividend period from the prior Dividend Payment Date to the redemption date, computed, in the case of such partial dividend period, in accordance with Section 3(a) above, has been or contemporaneously is authorized and declared and paid or set apart for such payment at the time of such relevant acquisition.

Notwithstanding anything to the contrary contained herein, no Series C Preferred

Shares shall be redeemed unless all outstanding Series C Preferred Shares are simultaneously redeemed unless the conditions set forth in Section 5(c)(i) and (ii) above are met at the time of such redemption. The restrictions in this Section 5 shall not prevent the repurchase or transfer of Common Shares or Preferred Shares of any series of the Trust pursuant to Article VII of the Declaration of Trust or otherwise in order to enforce the ownership restrictions set forth in Article VII and ensure that, among other things, the Trust remains qualified as a real estate investment trust for United States federal income tax purposes, or the redemption, purchase or acquisition of Series C Preferred Shares pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C Preferred Shares.

(d) Prior to or contemporaneous with any redemption of Series C Preferred Shares, the Trust shall pay, in cash, any accumulated and unpaid dividends on the Series C Preferred Shares for which a notice of redemption has been given to the redemption date, whether or not authorized and declared.

(e) The following provisions set forth the procedures for redemption pursuant to the Regular Redemption Right:

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series C Preferred Shares to be redeemed at their respective addresses as they appear on the stock transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series C Preferred Shares except as to the holder to whom notice was defective or not given.

(ii) In addition to any information required by law or by the applicable rules of any exchange or automated interdealer quotation system upon which the Series C Preferred Shares may be listed or admitted to trading, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of Series C Preferred Shares to be redeemed; (D) the place or places where the holders of Series C Preferred Shares may surrender certificates for payment of the redemption price; and (E) that dividends on the Series C Preferred Shares to be redeemed will cease to accumulate on the redemption date. If less than all of the outstanding Series C Preferred Shares held by any holder are to be redeemed, the notice mailed to each holder shall also specify the number of Series C Preferred Shares held by such holder to be redeemed.

(iii) On or after the redemption date, each holder of Series C Preferred Shares to be redeemed shall present and surrender the certificates representing his or her Series C Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing Series C Preferred Shares as the owner thereof and each surrendered certificate shall be canceled. If fewer than all the shares represented by any such certificate representing Series C Preferred Shares are to be redeemed, a new certificate shall be issued representing the unredeemed shares.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series C Preferred Shares designated for redemption and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series C Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series C Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series C Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(f) The following provisions set forth the procedures for redemption pursuant to the Special Redemption Right:

(i) Notice of redemption will be mailed by the Trust, postage prepaid, no less than 30 nor more than 60 calendar days immediately preceding the redemption date, addressed to the respective holders of record of the Series C Preferred Shares at their respective addresses as they appear on the stock transfer records of the Trust. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any Series C Preferred Shares except as to the holder to whom notice was defective or not given.

(ii) In addition to any information required by law, each notice shall state: (A) the redemption date; (B) the redemption price; (C) the place or places where the holders of Series C Preferred Shares may surrender certificates for payment of the redemption price; and (D) that dividends on the Series C Preferred Shares to be redeemed will cease to accumulate on the redemption date.

(iii) On or after the redemption date, each holder of Series C Preferred Shares shall present and surrender the certificates representing his or her Series C Preferred Shares to the Trust at the place designated in the notice of redemption and thereupon the redemption price of such shares (including all accumulated and unpaid dividends up to the redemption date) shall be paid to or on the order of the person whose name appears on such certificate representing Series C Preferred Shares as the owner thereof and each surrendered certificate shall be canceled.

(iv) From and after the redemption date (unless the Trust defaults in payment of the redemption price), all dividends on the Series C Preferred Shares and all rights of the holders thereof, except the right to receive the redemption price thereof and all accumulated and unpaid dividends up to the redemption date, shall terminate with respect to such shares and such shares shall not thereafter be transferred (except with the consent of the Trust) on the Trust's stock transfer records, and such shares shall not be deemed to be outstanding for any purpose whatsoever. At its election, the Trust, prior to a redemption date, may irrevocably deposit the redemption price (including accumulated and unpaid dividends to the redemption date) of the Series C Preferred Shares so called for redemption in trust for the holders thereof with a bank or trust company, in which case the redemption notice to holders of the Series C Preferred Shares to be redeemed shall (A) state the date of such deposit, (B) specify the office of such bank or trust company as the place of payment of the redemption price and (C) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than the redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any monies so deposited which remain unclaimed by the holders of the Series C Preferred Shares at the end of two years after the redemption date shall be returned by such bank or trust company to the Trust.

(g) The Series C Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions except as provided under Section 2(G) of Article VII of the Declaration of Trust.

(h) Subject to applicable law and the limitations on purchases, redemptions or other acquisitions set forth in Section 5 of these Articles Supplementary, the Trust may, at any time and from time to time, purchase any Series C Preferred Shares in the open market, by tender or by private agreement.

(6) Voting Rights. (a) Holders of the Series C Preferred Shares shall not have any voting rights, except as set forth below.

(b) Whenever dividends on the Series C Preferred Shares are in arrears for six or more quarterly periods (whether or not consecutive) (a "Preferred Dividend Default"), then, in accordance with the Declaration of Trust, the Board of Trustees shall take all requisite action in accordance with the Maryland REIT Law and the Declaration of Trust to increase by two the number of Trustees of the Trust, and the holders of Series C Preferred Shares (voting together as a single class with all other equity securities of the Trust upon which like voting rights have been conferred and are exercisable ("Parity Preferred Shares")) shall be entitled to elect a total of two additional Trustees to the Board of Trustees (the "Preferred Trustees") to fill such newly created Trusteeships at an annual meeting of shareholders or a special meeting held in place thereof or at a properly called special meeting of the holders of the shares of the Series C Preferred Shares and of any such Parity Preferred Shares, and at each subsequent annual meeting of shareholders or special meeting held in place thereof, until all dividends accumulated on the Series C Preferred Shares for the past dividend periods shall have been fully paid or authorized and declared and a sum sufficient for the payment thereof set aside for payment. This clause (b) shall not limit the right of the Trust to grant separate voting rights to any other series of Preferred Shares.

(c) If and when the Dividend Preference Amount on the Series C Preferred Shares shall have been paid in full or authorized and declared and a sum sufficient for the payment thereof set aside for payment in full, the holders of

Series C Preferred Shares shall be divested of the voting rights set forth in clause (b) above (subject to revesting in the event of each and every Preferred Dividend Default) and, if the Dividend Preference Amount and all dividend arrearages on all other series of Parity Preferred Shares giving rise to voting rights with respect to the Preferred Trustees have been paid in full or authorized and declared by the Board of Trustees and set aside for payment in full, the term of office of each Preferred Trustee so elected shall expire. Upon the expiration of the terms of the Preferred Trustees in accordance with the immediately preceding sentence, the number of Trustees of the Trust shall automatically be reduced by the number of Preferred Trustees whose terms so expired. Any Preferred Trustee may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of a majority of the outstanding Series C Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Trustee may be filled by written consent of the Preferred Trustee remaining in office, or if none remains in office, by a vote of the holders of a majority of the outstanding Series C Preferred Shares when they have the voting rights set forth in clause (b) above and all other series of Parity Preferred Shares (voting as a single class). The Preferred Trustees shall be entitled to one vote per Trustee on any matter. The provisions contained in Section 6(b) hereof and in this Section 6(c) constitute an election by the Trust not to be subject to Section 3-804(c) of the Maryland General Corporation Law to the extent that holders of Series C Preferred Shares and Parity Preferred Shares are entitled to elect the Preferred Trustees to the Board of Trustees during a Preferred Dividend Default.

(d) So long as any Series C Preferred Shares remain outstanding, the Trust shall not, without the affirmative vote of the holders of at least two-thirds of the Series C Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class),

(i) authorize, create or increase the authorized or issued amount of any class or series of equity securities ranking senior to the outstanding Series C Preferred Shares with respect to the payment of dividends or the distribution of assets upon Liquidation or reclassify any authorized equity securities of the Trust into any such senior equity securities, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

(ii) amend, alter or repeal the provisions of the Declaration of Trust (including these Articles Supplementary), whether by merger or consolidation (in either case, an "Event") or otherwise, so as to materially and adversely affect any right, preference or voting power of the Series C Preferred Shares; provided, however, that with respect to any such amendment, alteration or repeal of the provisions of the Declaration of Trust (including these Articles Supplementary) upon the occurrence of an Event, so long as Series C Preferred Shares remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of an Event, the Trust may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series C Preferred Shares, the occurrence of any such Event shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series C Preferred Shares; and provided further that any increase in the amount of authorized Series C Preferred Shares or the authorization, creation or issuance of any other class or series of the Trust's equity securities, in each case ranking on a parity with or junior to the Series C Preferred Shares with respect to the payment of dividends and the distribution of assets upon Liquidation shall not be deemed to materially and adversely affect the rights, preferences or voting powers of the Series C Preferred Shares.

(e) The foregoing voting provisions shall not apply if, at or prior to the time when the action with respect to which such vote would otherwise be required shall be effected, all outstanding Series C Preferred Shares shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

(7) Conversion. The Series C Preferred Shares are not convertible into or exchangeable for any other property or securities of the Trust.

(8) Restrictions on Transfer and Shares-in-Trust. The Series C Preferred Shares are subject to the provisions of Article VII of the Declaration of Trust.

(9) Status. All Series C Preferred Shares which shall have been redeemed or reacquired in any manner by the Trust shall be restored to the status of authorized, but unissued Series C Preferred Shares of the Trust which may be reissued or reclassified by the Board of Trustees in accordance with the applicable provisions of the Declaration of Trust.

(10) Information Rights. During any period in which the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and any Series C Preferred Shares are outstanding, the Trust shall (i) transmit by mail to all holders of Series C Preferred Shares, as their names and addresses appear in the Trust's record books and without cost to such holders, copies of the annual reports and quarterly reports

that the Trust would have been required to file with the Securities and Exchange Commission (the "SEC") pursuant to the reporting requirements of Section 13 or 15(d) of the Exchange Act if the Trust was subject to such Sections (other than any exhibits that would have been required), and (ii) promptly upon written request, supply copies of such reports to any prospective holder of Series C Preferred Shares. The Trust will mail the reports to the holders of Series C Preferred Shares within 15 days after the respective dates by which the Trust would have been required to file the reports with the SEC if the Trust was subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

(11) Exclusion of Other Rights. The Series C Preferred Shares shall not have any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than those specifically set forth in these Articles Supplementary. The Series C Preferred Shares shall have no preemptive or subscription rights.

(12) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(13) Severability of Provisions. If any preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series C Preferred Shares set forth in the Declaration of Trust is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series C Preferred Shares set forth in the Declaration of Trust which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect, and no preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series C Preferred Shares herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

FOURTH: The terms of the Series C Preferred Shares set forth in ARTICLE THIRD hereof shall become Article XVI of the Declaration of Trust.

FIFTH: These Articles Supplementary shall be effective at the time the Maryland State Department of Assessments and Taxation accepts these Articles Supplementary for record.

IN WITNESS WHEREOF, the Trust has caused these Articles Supplementary to be signed in its name and on its behalf by its Chief Financial Officer and Treasurer and witnessed by its Secretary on June 28, 2007.

WITNESS:

Name: Raphael Licht
Title: Secretary

RAIT FINANCIAL TRUST

By:
Name: Jack E. Salmon
Title: Chief Financial Officer and Treasurer

THE UNDERSIGNED, Chief Financial Officer and Treasurer of RAIT Financial Trust, who executed on behalf of the Trust the Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Trust the foregoing Articles Supplementary to be the act of said Trust and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under penalties of perjury.

Jack E. Salmon
Chief Financial Officer and Treasurer

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DATE:06-29-2007 02:49 PM
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1-7

Morgan Lewis

EXHIBIT D

THE AMENDED AND RESTATED BYLAWS
OF
RAIT FINANCIAL TRUST

RAIT FINANCIAL TRUST

(a Maryland Real Estate Investment Trust)

AMENDED AND RESTATED BYLAWS

As Amended and Restated as of November 16, 2016

Table of Contents

AMENDED AND RESTATED BYLAWS

OF

RAIT FINANCIAL TRUST

(a Maryland Real Estate Investment Trust)

As Amended and Restated as of November 16, 2016

ARTICLE I. NAME.

Section 101. Name. The name of the Trust is RAIT FINANCIAL TRUST (the "Trust").

Section 102. State of Formation. The Trust has been formed under the laws of the State of Maryland.

ARTICLE II. RESIDENT AGENT AND PRINCIPAL OFFICES.

Section 201. Resident Agent. The Secretary of the Trust shall appoint a resident agent located in the State of Maryland to the extent required under Maryland law or as the business of the Trust may require.

Section 202. Offices. The principal office of the Trust and any other offices of the Trust shall be located at such places, within and without the State of Maryland, as the Board may from time to time determine or as the business of the Trust may require.

ARTICLE III. MEETINGS OF SHAREHOLDERS.

Section 301. Place of Meetings. All meetings of the holders ("shareholders") of shares of beneficial interest ("shares") of the Trust shall be held at such place or places, within or without the State of Maryland, as shall be fixed by resolution of the Board of Trustees (the "Board") adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption).

Section 302. Annual Meetings. At least once in each calendar year, on a date and at a time fixed by (i) resolution of the Board adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption), (ii) a duly authorized committee of the Board, or (iii) the Chairman of the Board, if delegated that authority by the resolution of the Board adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption), a meeting of the shareholders shall be held at which time they shall elect Trustees and transact such other business as may properly be brought before the meeting in accordance with these Bylaws.

Section 303. Notice of Meetings. Written notice of every meeting of shareholders, stating the time and place thereof, shall be given as herein provided by, or at the direction of, the person authorized to call the meeting, to each shareholder of record entitled to vote at the meeting, not less than ten (10) nor more than ninety (90) days prior to the day named for the meeting, unless a greater period of notice is required by statute in a particular case. In the case of a special meeting of shareholders, the notice shall also set forth the purpose of the meeting. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at any adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 304. Organization and Conduct of the Shareholders' Meeting.

(a) At each meeting of shareholders, the Chairman, or in the Chairman's absence, the Chief Executive Officer, the President, or in their absence, the Vice Chairman, or if no such officer is present, a Trustee designated by the Board shall call the meeting of shareholders to order and shall act as the chairman of the meeting and the presiding officer thereof and the Secretary, or in the Secretary's absence an Assistant Secretary, shall act as secretary of the meeting. In the absence of the Secretary or any Assistant Secretary, the presiding officer may appoint a person to act as secretary of such meeting.

(b) To the maximum extent permitted by applicable law, the Board shall be entitled to adopt, or in the absence of the Board doing so, the chairman of the meeting shall be entitled to prescribe, such rules, regulations or procedures for the conduct of meetings of shareholders as it, he or she shall deem appropriate. Such rules, regulations and procedures that the Board or the chairman of any meeting of shareholders may adopt include, without limitation: (i) establishing an agenda for the meeting and the order for the consideration of the items of business on such agenda, (ii) restricting admission to the time set for the commencement of the meeting, (iii) limiting attendance at the meeting to shareholders of record of the Trust entitled to vote at the meeting, their duly authorized proxies or other such persons as the chairman of the meeting may determine, (iv) limiting participation at the meeting on any matter to shareholders of record of the Trust entitled to vote on such matter, their duly authorized proxies or other such persons as the chairman of the meeting may determine to recognize and, as a condition to recognizing any such participant, requiring such participant to provide the chairman of the meeting with evidence of his or her name and affiliation, whether he or she is a shareholder or a proxy for a shareholder, and the class and series and number of shares of each class and series of beneficial interests of the Trust which are owned beneficially and/or of record by such shareholder, (v) limiting the time allotted to questions or comments by participants, (vi) taking such actions as are necessary or appropriate to maintain order, decorum, safety and security at the meeting, (vii) removing any shareholder who refuses to comply with meeting procedures, rules or guidelines as established by the chairman of the meeting, (viii) taking any action to comply with any state and local laws and regulations concerning safety and security, (ix) restrict use of audio or video recording devices at the meeting, and (x) taking such other action as, in the discretion of the chairman of the meeting, is deemed necessary, appropriate or convenient for the proper conduct of the meeting. Unless and to the extent determined by the Board or the chair of the meeting, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure. The Chairman shall also conduct the meeting in an orderly manner, rule on the precedence of, and procedure on, motions and other procedural matters, and exercise discretion with respect to such procedural matters. Should any person in attendance become unruly or obstruct the meeting proceedings, the Chairman shall have the power to have such person removed from participation.

Section 305. Introduction of Business at a Meeting of Shareholders.

(a) Business Before Annual Meeting. Except as otherwise provided by law, at an annual meeting of shareholders, no business shall be transacted and no corporate action shall be proposed or taken except as shall have been properly brought before the annual meeting in accordance with the Declaration of Trust (the "Declaration") and these Bylaws. The only means by which business may be properly brought before an annual meeting are if such business is (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board (or any duly authorized committee thereof), (ii) if not specified in the notice of meeting (or any supplement thereto) provided by or at the direction of the Board, otherwise properly brought before the annual meeting by or at the direction of the Board (or any duly authorized committee of the Board) or the Chairman of the Board (if any), or (iii) brought before the annual meeting by a shareholder Present in Person (as defined below) who (A) was the beneficial owner of shares of the Trust's stock entitled to vote at the meeting as of the time of giving the Proposal Notice (as defined below), on the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and as of the time of the annual meeting, (B) is entitled to vote at such annual meeting, and (C) has complied with this Section 305 in all applicable respects. For purposes of these Bylaws, "Present in Person" shall mean that the shareholder proposing that the business be brought before the annual meeting of the Trust, or, if the proposing shareholder is not an individual, a qualified representative of such proposing shareholder, appear at such annual meeting. Notwithstanding the foregoing, shareholders seeking to nominate persons to serve on the Board must comply with Section 404 of these Bylaws and this Section 305 shall not be applicable to the nominations of Trustees. For purposes of these Bylaws, "qualified representative" means (i) if the shareholder is a corporation, any duly authorized officer of such corporation, (ii) if the shareholder is a limited liability company, any duly authorized member, manager or officer of such limited liability company, (iii) if the shareholder is a partnership, any general partner or person who functions as general partner for such partnership, (iv) if the shareholder is a trust, the trustee of such trust, or (v) if the shareholder is an entity other than the foregoing, the persons acting in such similar capacities as the foregoing with respect to such entity.

(b) Advance Notice of Shareholder Business.

(i) Shareholder Proposals. Except with respect to nominations for election to the Board, which must be made in compliance with the provisions of Section 404 of these Bylaws, and except for a shareholder proposal properly made in accordance with Rule 14a-8 (and the interpretations thereunder) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and included in the notice of meeting given by or at the direction of the Board (or any duly authorized committee thereof) and the Trust's proxy statement pursuant to Rule 14a-8 of the Exchange Act, for a proposal to be properly brought before any annual meeting of shareholders by a shareholder, in addition to the requirements of Section 305(a) of these Bylaws, the shareholder must have given timely notice thereof in writing to the Secretary (the "Proposal Notice"), which Proposal Notice shall be in proper form, and the making of such proposal must be permitted by applicable law, the Declaration and these Bylaws, and must comply with the notice and other procedures set forth in this Section 305(b) in all applicable respects. To be timely, the Proposal Notice must be delivered to, or mailed and received by, the Secretary of the Trust at the principal office of the Trust not earlier than the close of business on the one hundred and twentieth (120th) calendar day and not later than the close of business on the ninetieth (90th) calendar day prior to the one-year anniversary date of the immediately preceding year's annual meeting of shareholders or special meeting in lieu thereof (the "Anniversary Date"); *provided, however*, that in the event that the date of the annual meeting of shareholders is more than thirty (30) calendar days before or more than sixty (60) calendar days after the Anniversary Date, or if the Trust did not hold an annual meeting of shareholders or special meeting in lieu thereof in the preceding fiscal year, notice by the shareholder to be timely must be so delivered to, or mailed and received by, the Secretary of the Trust not later than the later of (i) the close of business on the ninetieth (90th) calendar day prior to such annual meeting or (ii) the close of business on the tenth (10th) calendar day following the day on which public disclosure of the date of such annual meeting was first made (or if that day is not a business day for the Trust, on the next succeeding business day). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a shareholder's notice as described above. For purposes of these Bylaws, "public disclosure" or its corollary "publicly disclosed" shall mean (i) disclosure by the Trust in a document filed or furnished by it with the Securities and Exchange Commission, (ii) in a press release issued by the Trust and distributed through a national news or wire service, or (iii) another method reasonably intended by the Trust to achieve broad-based dissemination of the information contained therein.

(ii) Required Form of Proposal Notice for Shareholder Proposals. To be in proper form, the Proposal Notice shall set forth in writing:

(1) Information Regarding the Proposing Person. As to each Proposing Person (as such term is defined in Section 305(b)(v)(1)):

a. the name and address of such Proposing Person, as they appear on the Trust's stock transfer books;

b. the class, series and number of shares of the Trust directly or indirectly beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) and/or held of record by such Proposing Person (including any shares of any class or series of the Trust as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately, only after the passage of time or only upon the satisfaction of certain conditions precedent);

c. a description in reasonable detail of any pending, or to such Proposing Person's knowledge, threatened legal proceeding in which any Proposing Person is a party or participant involving the Trust or any officer, Trustee "affiliate" (for purposes of these Bylaws, as such term is used by Rule 12b-2 under the Exchange Act) or "associate" (for purposes of these Bylaws, as such term is used by Rule 12b-2 under the Exchange Act) of the Trust;

d. a description in reasonable detail of any relationship (including any direct or indirect interest in any agreement, arrangement or understanding, written or oral) between any Proposing Person and the Trust or any Trustee, officer, affiliate or associate of the Trust;

e. the full notional amount of any securities that, directly or indirectly, underlie any "derivative security" (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a "call equivalent position" (as such term is defined in Rule 16a-1(b) under the Exchange Act) (together, a "Synthetic Equity Position") and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class or series of shares of the Trust; *provided that*, for the purposes of the definition of "Synthetic Equity Position," the term "derivative security" shall also include any security or instrument that would not otherwise constitute a "derivative security" (as such term is defined in Rule 16a-1(c) under the Exchange Act) as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person's business as a derivatives dealer;

f. a description in reasonable detail of any agreement, arrangement or understanding (including any short position or any borrowing or lending of shares of stock) that has been made by or on behalf of such Proposing Person, the effect or intent of any of the foregoing being to mitigate loss to, or to manage risk of stock price changes for, any Proposing Person or to increase or decrease the voting power or pecuniary or economic interest of such Proposing Person or any of its affiliates or associates with respect to stock of the Trust;

g. a description in reasonable detail of any proxy, contract, arrangement, understanding or relationship, written or oral and formal or informal, between such Proposing Person and any other person or entity (naming each such person or entity) pursuant to which the Proposing Person has a right to vote any shares of the Trust;

h. a description in reasonable detail of any rights to dividends on the shares of any class or series of shares of the Trust directly or indirectly held of record or beneficially by such Proposing Person that are separated or separable from the underlying shares of the Trust;

i. a description in reasonable detail of any performance-related fees (other than an asset-based fee) to which the Proposing Person may be entitled as a result of any increase or decrease in the value of shares of the Trust or any of its derivative securities;

j. a description in reasonable detail of any direct or indirect interest of such Proposing Person in any contract or agreement with the Trust, or any affiliate or associate of the Trust (naming such affiliate or associate);

k. a description in reasonable detail of all agreements, arrangements and understandings, written or oral and formal or informal, (1) between or among any of the Proposing Persons or (2) between or among any Proposing Person and any other person or entity (naming each such person or entity) in connection with or related to the proposal of business by a shareholder, including without limitation (A) any understanding, formal or informal, written or oral, that any Proposing Person may have reached with any shareholder of the Trust (including their names) with respect to how such shareholder will vote its shares in the Trust at any meeting of the Trust's shareholders or take other action in support of or related to any business proposed, or other action to be taken, by the Proposing Person, and (B) any agreements that would be required to be disclosed by any Proposing Person or any other person or entity pursuant to Item 5 or Item 6 of a Schedule 13D that would be filed pursuant to the Exchange Act and the rules and regulations promulgated thereunder (regardless of whether the requirement to file a Schedule 13D is applicable to the Proposing Person or other person or entity);

l. all other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made by any Proposing Person in connection with the contested solicitation of proxies or consents by any Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) and Regulation 14A under the Exchange Act;

m. a representation as to whether the shareholder or any Proposing Person intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Trust's outstanding beneficial interests entitled to vote and required to approve the proposed business described in the Proposal Notice and, if so, identifying each such Proposing Person; and

n. a representation that the shareholder or its qualified representative intends to appear in person at the meeting to propose the actions specified in the Proposal Notice and to vote all proxies solicited.

(2) <u>Information Regarding the Proposal</u>: As to each item of business that the shareholder giving the Proposal Notice proposes to bring before the annual meeting:

a. a description in reasonable detail of the business desired to be brought before the meeting and the reasons (including the text of any reasons for the business that will be disclosed in any proxy statement or supplement thereto to be filed with the SEC) detailing why such shareholder or any other Proposing Person believes that the taking of the action or actions proposed to be taken would be in the best interests of the Trust and its shareholders;

b. the text of the proposal or business (including the text of any resolutions proposed for consideration);

c. a description in reasonable detail of any interest of any Proposing Person in such business, including any anticipated benefit to the shareholder or any other Proposing Person therefrom, including any interest that will be disclosed to the Trust's shareholders in any proxy statement to be distributed to the Trust's shareholders); and

d. all other information relating to such proposed business that would be required to be disclosed in a proxy statement or other filing required to be made by any of the Proposing Persons in connection with the solicitation of proxies or consents in support of such proposed business by one or more Proposing Persons pursuant to Section 14(a) and Regulation 14A under the Exchange Act.

(iii) Updating of Proposal Notice.

(1) A shareholder providing notice of any business proposed to be conducted at an annual meeting shall further update and supplement such notice, as necessary, from time to time, so that the information provided or required to be provided in such notice pursuant to this Section 305(b) shall be true, correct and complete in all respects, and such update and supplement shall be received by the Secretary of the Trust not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence which would cause the information provided to be not true, correct and complete in all respects, and (B) ten (10) business days prior to the meeting at which such proposals contained therein are to be considered.

(2) If the information submitted pursuant to this Section 305(b) by any shareholder proposing business for consideration at an annual meeting shall not be true, correct and complete in all respects, such information may be deemed not to have been provided in accordance with this Section 305(b). For the avoidance of doubt, the updates required pursuant to this Section 305(b) do not cause a notice that was not in compliance with this Section 305(b) when first delivered to the Trust to thereafter be in proper form in accordance with this Section 305.

(3) Upon written request by the Secretary of the Trust, the Board or any duly authorized committee thereof, any shareholder proposing business for consideration at an annual meeting shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory in the reasonable discretion of the Board, any duly authorized committee thereof or any duly authorized officer of the Trust, to demonstrate the accuracy of any information submitted by the shareholder pursuant to this Section 305(b). If a shareholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 305(b).

(iv) Exclusive Means. Except as provided by Rule 14a-8 (and the interpretations thereof) of the Exchange Act, and notwithstanding anything in these Bylaws to the contrary (other than the provisions of Section 305(b)(ix) below relating to any proposal properly made in accordance with Rule 14a-8 under the Exchange Act and included in the Trust's proxy statement and other than nominations for election to the Board which must comply with the provisions of Section 404 hereof), this Section 305 shall be the exclusive means for any shareholder of the Trust to propose business to be brought before an annual meeting of shareholders and no business shall be conducted at any annual meeting that is not properly brought before the meeting in accordance with this Section 305. If the chairman of such meeting shall determine, based on the facts and circumstances and in consultation with counsel (who may be the Trust's internal counsel), that such business was not properly brought before the meeting in accordance with this Section 305, then the chairman of the meeting shall so declare to the meeting and not permit such business to be transacted at such meeting. In addition, business proposed to be brought by a shareholder may not be brought before an annual meeting if such shareholder takes action contrary to the representations made in the shareholder notice applicable to such business or if the shareholder notice applicable to such business contains an untrue statement of a fact or omits to state a fact necessary to make the statements therein not misleading.

(v) Definitions of Proposing Person and Acting in Concert.

(1) For purposes of these Bylaws, "Proposing Person" means (i) the shareholder providing the Proposal Notice or Nominating Notice (as defined below), as applicable, (ii) the beneficial owner of the Trust's beneficial interests, if different, on whose behalf the Proposal Notice or Nominating Notice, as applicable, is given, (iii) any affiliate or associate (as defined under the Exchange Act) of such shareholder or beneficial owner, (iv) each other person who is the member of a "group" (for purposes of these Bylaws, as such term is used in Rule 13d-5 under the Exchange Act) with any such shareholder or beneficial owner (or their respective affiliates and associates) or is otherwise Acting in Concert (as defined below) with any such shareholder or beneficial owner (or their respective affiliates and associates) with respect to the proposals or nominations, as applicable, and (v) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A, or any successor instructions) with such shareholder or beneficial owner in such solicitation of proxies in respect of any such proposals or nominations, as applicable.

(2) For purposes of these Bylaws, a person shall be deemed to be "Acting in Concert" with another person if such person knowingly acts (whether or not pursuant to an express agreement, arrangement or understanding) in concert with, or towards a common goal relating to the management, governance or control of the Trust in parallel with, such other person where (A) each person is conscious of the other person's conduct or intent and this awareness is an element in their decision-making processes and (B) at least one additional factor suggests that such persons intend to act in concert or in parallel, which such additional factors may include, without limitation, exchanging information (whether publicly or privately), attending meetings, conducting discussions, or making or soliciting invitations to act in concert or in parallel; *provided, however*, that a person shall not be deemed to be Acting in Concert with any other person solely as a result of the solicitation or receipt of revocable proxies, special meeting demands or consents from such other person in response to a solicitation made pursuant

to, and in accordance with, Section 14(a) of the Exchange Act by way of a proxy or consent solicitation statement filed on Schedule 14A. A person Acting in Concert with another person shall be deemed to be Acting in Concert with any third party who is also Acting in Concert with such other person.

(vi) No Incorporation by Reference. For a Proposal Notice to comply with the requirements of this Section 305, it must set forth in writing directly within the body (as opposed to being incorporated by reference from any other document or writing) of the Proposal Notice all the information required to be included therein as set forth in this Section 305. For the avoidance of doubt, a Proposal Notice shall not be deemed to be in compliance with this Section 305 if it attempts to include the required information by incorporating by reference any other document, writing or part thereof where such information may be included.

(vii) Accuracy of Information. A shareholder submitting the Proposal Notice, by its delivery to the Trust, represents and warrants that all information contained therein is true, accurate and complete in all respects, contains no false and misleading statements and such shareholder acknowledges that it intends for the Trust to rely on such information as being true, accurate and complete in all respects.

(viii) Requirement for Separate and Timely Notice. Notwithstanding any notice of the annual meeting sent to shareholders on behalf of the Trust, a shareholder must separately comply with this Section 305 to conduct business at any shareholder meeting. If the shareholder's proposed business is the same or relates to business brought by the Trust and included in the Trust's annual meeting notice, the shareholder is nevertheless still required to comply with this Section 305 and give its own separate and timely Proposal Notice to the Secretary of the Trust which complies in all respects with the requirements of this Section 305.

(ix) Rule 14a-8. Nothing in this Section 305 shall be deemed to affect the rights of shareholders to request inclusion of proposals in the Trust's proxy statement pursuant to, and in compliance with, Rule 14a-8 of the Exchange Act.

(x) Exchange Act and Maryland Law. In addition to the provisions of this Section 305(b), a shareholder shall also comply with all applicable requirements of the Exchange Act and Title 8 of the Trusts and Associations Article of the Annotated Code of Maryland with respect to any shareholder proposal and the business that may be brought thereunder, before an annual meeting.

Section 306. Special Meetings.

(a) Special meetings of the shareholders of the Trust may only be called (i) at any time and for any purpose or purposes, by the Board pursuant to a resolution adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption), or by the Chairman of the Board, or (ii) by the Secretary of the Trust, upon the written request of the record shareholders of the Trust as of the record date fixed in accordance with Section 306(d) of these Bylaws who hold, in the aggregate, at least 50% of the outstanding shares of the Trust that would be entitled to vote at the meeting (the "Requisite Percentage") at the time such request is submitted by the holders of such Requisite Percentage, subject to and in accordance with this Section 306. The notice of a special meeting shall state the purpose or purposes of the special meeting, and the business to be conducted at the special meeting shall be limited to the purpose or purposes stated in the notice. Except in accordance with this Section 306, shareholders shall not be permitted to propose business to be brought before a special meeting of the shareholders. Shareholders who nominate persons for election to the Board at a special meeting must also comply with the requirements set forth in Section 404(c).

(b) No shareholder may request that the Secretary of the Trust call a special meeting of the shareholders pursuant to Section 306(a) (a "Shareholder Requested Special Meeting") unless a shareholder of record of the Trust has first submitted a request in writing that the Board fix a record date (a "Request Record Date") for the purpose of determining the shareholders entitled to request that the Secretary of the Trust call a Shareholder Requested Special Meeting, which request shall be in proper form and delivered to, or mailed and received by, the Secretary of the Trust at the principal executive offices of the Trust.

(c) To be in proper form for purposes of this Section 306, a request by a shareholder for the Board to fix a Request Record Date shall set forth:

(i) As to each Requesting Person (as defined below), (A) the information required by Section 305(b)(ii)(1), except that for purposes of this Section 306 the term "Requesting Person" shall be substituted for the term "Proposing Person" in all places it appears in Section 305(b)(ii)(1); (B) a representation that such Requesting Person intends to hold the shares of the Trust described in response to Section 305(b)(ii)(1) through the date of the Shareholder Requested Special Meeting; and (C) the disclosure in clauses (k) and (l) of Section 305(b)(ii)(1) shall be made with respect to the business proposed to be conducted at the special meeting or the proposed election of Trustees at the special meeting, as the case may be);

(ii) As to the purpose or purposes of the Shareholder Requested Special Meeting, (A) a reasonably brief description of (1) the specific purpose or purposes of the Shareholder Requested Special Meeting, (2) the matter(s) proposed to be acted on at the Shareholder Requested Special Meeting, and (3) the reasons for conducting such business at the Shareholder Requested Special Meeting (including the text of any reasons for the business that will be disclosed in any proxy statement or supplement thereto to be filed with the SEC), (B) a reasonably detailed description of any material interest in such matter of each Requesting Person, and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Requesting Persons or (y) between or among any Requesting Person and any other person or entity (naming each such person or entity) in connection with the request for the Shareholder Requested Special Meeting or the business or nominees for election to the Board proposed to be acted on at the Shareholder Requested Special Meeting; and

(iii) If Trustees are proposed to be elected at the Shareholder Requested Special Meeting, (i) as to each Requesting Person, the information set forth in Section 305(b)(ii)(1) of these Bylaws (except that for purposes of this Section 306(c), the term "*Requesting Person*" shall be substituted for the term "*Proposing Person*" in all places it appears in Section 305(b)(ii)(1) of these Bylaws and any reference to "*business*" or "*proposal*" therein will be deemed to be a reference to the "*nomination*" contemplated by this Section 306(c); and

(ii) the information for each person whom a Requesting Person proposes to nominate for election as a Trustee at the special meeting that is required to be disclosed for each person by Section 404(c)(ii).

For purposes of this Section 306(c), the term "Requesting Person" shall mean (i) the shareholder making the request to fix a Request Record Date for the purpose of determining the shareholders entitled to request that the Secretary call a Shareholder Requested Special Meeting; (ii) the beneficial owner or beneficial owners, if different, on whose behalf such request is made; (iii) any affiliate or associate of such shareholder or beneficial owner; and (iv) each other person who is the member of a "group" (for purposes of these Bylaws, as such term is used in Rule 13d-5 under the Exchange Act) with any such shareholder or beneficial owner (or their respective affiliates and associates) or is otherwise Acting in Concert (as defined below) with any such shareholder or beneficial owner (or their respective affiliates and associates) with respect to any actions intended to have the Trust fix a Request Record Date or call a Shareholder Requested Special Meeting.

(d) Within ten (10) calendar days after receipt of a request to fix a Request Record Date in proper form and otherwise in compliance with this Section 306 from any shareholder of record, the Board may adopt a resolution fixing a Request Record Date for the purpose of determining the shareholders entitled to request that the Secretary of the Trust call a Shareholder Requested Special Meeting, which date shall not precede the date upon which the resolution fixing the Request Record Date is adopted by the Board. If no resolution fixing a Request Record Date has been adopted by the Board within the ten (10) calendar day period after the date on which such a request to fix a Request Record Date was received, the Request Record Date in respect thereof shall be deemed to be the twentieth (20th) calendar day after the date on which such a request is received. Notwithstanding anything in this Section 306 to the contrary, no Request Record Date shall be fixed if the Board determines that the written request or requests to call a Shareholder Requested Special Meeting (each, a "Special Meeting Request" and collectively, the "Special Meeting Requests"), that would otherwise be submitted following such Request Record Date would not reasonably be expected to comply with the requirements set forth in Section 306(g).

(e) In order for a Shareholder Requested Special Meeting to be called, one or more Special Meeting Requests, in the form required by this Section 306, must be signed by shareholders as who, as of the Request Record Date, hold of record or beneficially, in the aggregate, the Requisite Percentage and must be timely delivered to the Secretary of the Trust at the principal executive offices of the Trust. To be timely, a Special Meeting Request must be delivered to the principal executive offices of the Trust not later than the sixtieth (60th) calendar day following the Request Record Date. In determining whether a Shareholder Requested Special Meeting has been properly requested, multiple Special Meeting Requests delivered to the Secretary will be considered together only if (i) each Special Meeting Request identifies the same purpose or purposes of the Shareholder Requested Special Meeting and the same matters proposed to be acted on at such meeting (in each case as determined in good faith by the Board), and (ii) such Special Meeting Requests have been dated and delivered to the Secretary within sixty (60) calendar days of the earliest dated Special Meeting Request.

(f) To be in proper form for purposes of this Section 306, a Special Meeting Request must include and set forth (a) a brief statement of (i) the specific purpose or purposes of the shareholder requested special meeting, (ii) the matter(s) proposed to be acted on at the Shareholder Requested Special Meeting, and (iii) the reasons for conducting such business at the Shareholder Requested Special Meeting, and (b) the text of the proposed business (including the text of any resolutions proposed for consideration), if applicable, and (c) with respect to any shareholder or shareholders submitting a Special Meeting Request (except for any shareholder that has provided such request in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A, (a "Solicited Shareholder")) the information required to be provided pursuant to this Section 306 of a Requesting Person. A shareholder may revoke a Special Meeting Request by written revocation delivered to the Secretary at any time prior to the Shareholder Requested Special Meeting. If any such revocation(s) are received by the Secretary after the Secretary's receipt of Special Meeting Requests from the Requisite Percentage of shareholders, and as a result of such revocation(s) there no longer are unrevoked demands from the Requisite Percentage of shareholders to call a Shareholder Requested Special Meeting, the Board shall have the discretion to determine whether or not to proceed with the Shareholder Requested Special Meeting.

(g) The Secretary shall not accept, and shall consider ineffective, a Special Meeting Request if (i) such Special Meeting Request does not comply with this Section 306 or relates to an item of business to be transacted at the Shareholder Requested Special Meeting that is not a proper subject for shareholder action under applicable law; (ii) the Board calls an annual or special meeting of shareholders (in lieu of calling the Shareholder Requested Special Meeting) in accordance with Section 306(i); or (iii) such Special Meeting Request was made in a manner that involved a violation of Regulation 14A under the Exchange Act or other applicable law.

(h) Business brought at any Shareholder Requested Special Meeting by shareholders shall be limited to the matters proposed in the valid Special Meeting Request; *provided*, *however*, that nothing herein shall prohibit the Board from bringing other matters before the shareholders at any Shareholder Requested Special Meeting and including such matters in the notice of the meeting its provides to shareholders. If none of the shareholders who submitted and signed the Special Meeting Request (but excluding any Solicited Shareholder) appears at or sends a qualified representative to the Shareholder Requested Special Meeting to present the matters to be presented for consideration that were specified in the Shareholder Meeting Request, the Trust need not present such matters for a vote at such meeting.

(i) Any special meeting of shareholders, including any Shareholder Requested Special Meeting, shall be held at such date and time as may be fixed by the Board in accordance with these Bylaws and in compliance with applicable law; *provided* that a Shareholder Requested Special Meeting shall be held within ninety (90) calendar days after the Trust receives one or more valid Special Meeting Requests in compliance with this Section 306 from shareholders having beneficial ownership of at least the Requisite Percentage; *provided*, that if the Board neglects or refuses to fix the date of such Shareholder Requested Special Meeting and give the notice required by Section 303, the person or persons making the request may do so; *provided, further*, that the Board shall have the discretion to call an annual or special meeting of shareholders (in lieu of calling the Shareholder Requested Special Meeting) in accordance with Section 306(j) or cancel any Shareholder Requested Special Meeting that has been called but not yet held for any of the reasons set forth in the foregoing provisions of this Section 306.

(j) If a Special Meeting Request is made that complies with this Section 306, the Board may (in lieu of calling the Shareholder Requested Special Meeting) present an identical or substantially similar item for shareholder approval at any other meeting of shareholders that is held within ninety (90) calendar days after the Trust receives such Special Meeting Request.

(k) In connection with a Shareholder Requested Special Meeting called in accordance with this Section 306, the shareholder or shareholders (except for any Solicited Shareholder) who requested that the Board fix a record date for notice and voting for the special meeting in accordance with this Section 306 or who signed and delivered a Special Meeting Request to the Secretary shall further update and supplement the information previously provided to the Trust in connection with such requests, if necessary, so that the information provided or required to be provided in such requests pursuant to this Section 306 shall be true and correct as of (i) the record date for the determination of persons entitled to receive notice of the special meeting and (ii) the date that is five (5) business days prior to the special meeting and, in the event of any adjournment or postponement thereof, five (5) business days prior to such adjourned or postponed special meeting. In the case of an update and supplement pursuant to clause (i) of this Section, such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Trust not later than eight (8) business days after the record date for the determination of persons entitled to receive notice of the special meeting. In the case of an update and supplement pursuant to clause (ii) of this Section, such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Trust not later than two (2) business days prior to the date for the special meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed special meeting.

(l) Notwithstanding anything in these Bylaws to the contrary, the Secretary shall not be required to call a Shareholder Requested Special Meeting pursuant to this Section 306 except in accordance with this Section 306. If the Board shall determine that any request to fix a record date for notice and voting for the special meeting or Special Meeting Request was not properly made in accordance with this Section 306, or shall determine that the shareholder or shareholders requesting that the Board fix such record date or submitting a Special Meeting Request have not otherwise complied with this Section 306, then the Board shall not be required to fix such record date or to call and hold the Shareholder Requested Special Meeting. In addition to the requirements of this Section 306, each Requesting Person shall comply with all requirements of applicable law, including all requirements of the Exchange Act and applicable Maryland law, with respect to (i) any request to fix a record date for notice and voting for the Shareholder Requested Special Meeting, (ii) any Special Meeting Request or (iii) a Shareholder Requested Special Meeting.

(m) After receipt of Special Meeting Requests in proper form and in accordance with this Section 306 from a shareholder or shareholders holding the Requisite Percentage, the Board shall duly call, and determine the place, date and time of, a Shareholder

Requested Special Meeting for the purpose or purposes and to conduct the business specified in the Special Meeting Requests received by the Trust; *provided* that the Shareholder Requested Special Meeting shall be held within ninety (90) calendar days after the Trust receives one or more valid Special Meeting Requests in compliance with this Section 306 from shareholders holding at least the Requisite Percentage; provided, further, that the Board shall have the discretion to call an annual or special meeting of shareholders (in lieu of calling the Shareholder Requested Special Meeting) in accordance with Section 306(g) or cancel any Shareholder Requested Special Meeting that has been called but not yet held for any of the reasons set forth in the foregoing provisions of this Section 306. The Board shall provide written notice of such Shareholder Requested Special Meeting in accordance with Section 303 of these Bylaws. The record date for notice and voting for such a Shareholder Requested Special Meeting shall be fixed in accordance with Section 1008 of these Bylaws.

Section 307. Quorum. The presence , in person or by proxy, of the holders of shares entitled to cast a majority of all the votes entitled to be cast at a shareholders' meeting duly called shall constitute a quorum for the transaction of business except as otherwise provided by law or by resolution of the Board prior to such meeting. If however, such quorum shall not be present, those present thereat may adjourn the meeting to such time and place as they may determine.

Section 308. Voting. Each shareholder shall be entitled to one (1) vote, in person or by proxy, for each full share having voting power standing registered in his name on the record date for the meeting of shareholders.

Section 309. Vote by Ballot. Upon the demand of any shareholder made before the voting begins, the vote for Trustees, and the vote upon any other question or matter before a shareholder meeting, shall be by ballot.

Section 310. Proxy Voting. At each meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and delivered to the Secretary at the meeting. No unrevoked proxy shall be valid after eleven (11) months from the date of its execution, unless a longer time is expressly provided therein.

Section 311. Unpaid Shares. No share upon which any installment is due the Trust and unpaid shall be voted at any meeting.

Section 312. Action by Less Than Unanimous Consent.

(a) Any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if written consents, setting forth the action so taken, shall be signed, in person or by proxy, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted in person or by proxy. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those shareholders who have not consented in writing, but who were entitled to vote on the matter.

(b) In order that the Trust may determine the shareholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than ten (10) calendar days after the date upon which the resolution fixing the record date is adopted by the Board. Any shareholder of record seeking to have the shareholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request that the Board fix a record date. The Board shall promptly, but in all events within ten (10) calendar days after the date on which such written notice is received, adopt a resolution fixing the record date (unless a record date has previously been fixed by the Board pursuant to the first sentence of this Section 312(b)). If no record date has been fixed by the Board pursuant to the first sentence of this Section 312(b) or otherwise within ten (10) calendar days after the date on which such written notice is received, the record date for determining shareholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date after the expiration of such ten (10) calendar day period on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Trust by delivery to its registered office, its principal place of business, or to any officer or agent of the Trust having custody of the book in which proceedings of meetings of shareholders are recorded. If no record date has been fixed by the Board pursuant to the first sentence of this Section 312(b), the record date for determining shareholders entitled to consent to corporate action in writing without a meeting if prior action by the Board is required by applicable law shall be at the close of business on the date on which the Board adopts the resolution taking such prior action.

(c) In the event of the delivery, in the manner provided by this Section 312 and applicable law, to the Trust of written consent or consents to take corporate action and/or any related revocation or revocations, the Trust shall engage independent inspectors of elections for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Trust in accordance with this Section 312 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Trust kept for the purpose of recording the proceedings of meetings of shareholders. Nothing contained in this Section 312 shall in any way be construed to suggest or imply that the Board or any shareholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Section 313. Voting List. The officer or agent having charge of the transfer books shall make, at least five (5) calendar days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, setting forth the address of and the number of shares held by each, which list shall be kept on file at the principal office of the Trust, and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting, and shall be subject to the inspection of any shareholder during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereof (kept at the office of the transfer agent for the Trust) shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy, at any meeting of shareholders.

Section 314. Postponement and Cancellation of Meetings. Any previously scheduled annual or special meeting of the shareholders may be postponed, and any previously scheduled annual or special meeting of the shareholders called by the Board may be canceled, by resolution of the Board upon public notice given prior to the time previously scheduled for such meeting of shareholders.

Section 315. Cumulative Voting. Unless the Declaration expressly provides for cumulative voting, in all elections for Trustees, every shareholder entitled to vote shall have the right, in person or by proxy, to cast one vote per share; there shall be no cumulative voting.

Section 316. Inspectors of Election. The Trust may, in advance of any meeting of shareholders, appoint one or more inspectors of election to act at the meeting and make a written report thereof. If no such appointment shall be made, or if any of the inspectors so appointed shall fail to attend, or refuse or be unable to serve, then such appointment may be made by the presiding officer of the meeting at the meeting or any adjournment thereof. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such person's ability. If appointed, the inspectors shall ascertain the number of shares outstanding and the voting power of each; determine the shares represented at the meeting and the validity of proxies and ballots; ascertain the existence of a quorum; count all votes and ballots; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by them; certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots; and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the presiding officer at the meeting, the inspectors shall make a report in writing of any challenge, request or matter determined by them and shall execute a certificate of any fact found by them. No Trustee or candidate for the office of Trustee shall act as an inspector of an election of Trustees. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors. In determining the validity and counting of all proxies and ballots, the inspectors shall act in accordance with applicable law. The date and time of the opening and the closing of the polls for each matter upon which the shareholders will vote at a meeting shall be announced at the meeting. No ballots, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls.

ARTICLE IV. TRUSTEES AND BOARD MEETINGS.

Section 401. Management by Board. The business, property and affairs of the Trust shall be managed by its Board. The Board may exercise all such powers of the Trust and do all such lawful acts and things as are not by statute or by the Declaration or by these Bylaws directed or required to be exercised or done by the shareholders.

Section 402. Number of Trustees; Board Independence.

(a) The Board shall consist of not less than three (3) nor more than nine (9) Trustees. Within these limits, the number of Trustees shall be as established by resolution of the Board adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption), *provided, however*, that no reduction in the number of Trustees shall in any way affect the terms of Trustees then in office.

(b) A majority of the Trustees shall be Independent Trustees (as such term is defined in the Declaration).

Section 403. Qualifications of Trustees. The Trustees need not be residents of the State of Maryland or shareholders in the Trust.

Section 404. Nominations of Trustees.

(a) Method of Nomination. Nominations of candidates for election as Trustees may be made at any annual meeting of shareholders or at any special meeting of shareholders, but in the case of any special meeting of shareholders, only if the election of Trustees is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting in accordance with Section 306 of these Bylaws, (i) by, or at the direction of the Board (or any duly authorized committee thereof) (including, without limitation, by making reference to the nominees in the proxy statement delivered to shareholders on behalf of the Board), or (ii) by any shareholder of the Trust Present in Person who (A) is a beneficial owner (as of the time notice of such proposed nomination is given by the shareholder as set forth in this Section 404, as of the record date for the meeting in question and at the time of the meeting) of any shares of the Trust's beneficial interests outstanding, (B) is entitled to vote at such meeting, and (C) complies with all applicable requirements of this Section 404. Only persons who are proposed as Trustee nominees in accordance with the procedures set forth in this Section 404 shall be eligible for election as Trustees at any meeting of shareholders.

(b) Shareholder Nominations. For a person to be properly nominated as a candidate for Trustee before any shareholders' meeting by a shareholder, the shareholder must have given timely notice thereof in writing to the Secretary (the "Nominating Notice"), which Nominating Notice shall be in proper form. To be timely, the Nominating Notice must be made in writing and delivered to, or mailed and received by, the Secretary of the Trust at the principal office of the Trust (i) not earlier than the close of business on the one hundred and twentieth (120th) calendar day and not later than the close of business on the ninetieth (90th) calendar day prior to the Anniversary Date or (ii) in the case of a special meeting of shareholders called in accordance with these Bylaws for the purpose of electing Trustees, or in the event that the annual meeting of shareholders is called for a date that is more than thirty (30) calendar days before or more than sixty (60) calendar days after the Anniversary Date, or if the Trust did not hold an annual meeting (or special meeting in lieu of an annual meeting) in the preceding fiscal year, notice by the shareholder to be timely must be so delivered to, or mailed and received by, the Secretary of the Trust not later than the later of (i) the close of business on the ninetieth (90th) calendar day prior to the scheduled date of such shareholders' meeting or (ii) the close of business on the tenth (10th) calendar day following the day on which public disclosure of the date of such shareholders' meeting was first made (or if that day is not a business day for the Trust, on the next succeeding business day). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a shareholder's notice as described above. Notwithstanding anything in the second sentence of this Section 404(b) to the contrary, in the event that the number of Trustees to be elected to the Board of the Trust is increased and there is no public disclosure naming all of the nominees for Trustee or specifying the size of the increased Board made by the Trust at least one hundred (100) calendar days prior to the Anniversary Date, a shareholder's notice required by this Section 404 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, and only with respect to a shareholder who had, prior to such increase in the size of the Board, previously submitted in proper form a timely Nominating Notice, if it shall be delivered to, or mailed and received by, the Secretary of the Trust at the principal office of the Trust not later than the close of business on the tenth (10th) calendar day following the day on which such public disclosure is first made by the Trust.

(c) Required Form of Nominating Notice. To be in proper form, the Nominating Notice to the Secretary of the Trust shall set forth in writing:

(i) Information Regarding the Proposing Person. As to each Proposing Person, the information set forth in Section 305(b)(ii)(1) of these Bylaws (except that for purposes of this Section 404(c), any reference to "*business*" or "*proposal*" therein will be deemed to be a reference to the "*nomination*" contemplated by this Section 404(c).

(ii) Information Regarding the Nominee: As to each person whom the Proposing Person giving notice proposes to nominate for election as a Trustee:

(1) all information with respect to such proposed nominee that would be required to be set forth in a Nominating Notice pursuant to Section 404(c)(i) if such proposed nominee were a Proposing Person;

(2) a description in reasonable detail of any and all litigation, whether or not judicially resolved, settled or dismissed, relating to the proposed nominee's past or current service on the Board (or similar governing body) of any trust, limited liability company, partnership, trust or any other entity where a legal complaint filed in any state or federal court located within the United States alleges that the proposed nominee committed any act constituting (a) a breach of fiduciary duties, (b) misconduct, (c) fraud, (d) breaches of confidentiality obligations, and/or (e) a breach of the entity's code of conduct applicable to Trustees;

(3) to the extent that such proposed nominee has been convicted of any past criminal offenses involving dishonesty or a breach of trust or duty, a description in reasonable detail of such offense and all legal proceedings relating thereto;

(4) to the extent that such proposed nominee has ever been suspended or barred by any governmental authority or self-regulatory organization from engaging in any profession or participating in any industry, or has otherwise been subject to a

disciplinary action by a governmental authority or self-regulatory organization that provides oversight over the proposed nominee's current or past profession or an industry that the proposed nominee has participated in, a description in reasonable detail of such action and the reasons therefor;

(5) to the extent that such proposed nominee has been determined by any governmental authority or self-regulatory organization to have violated any federal or state securities or commodities laws, including but not limited to, the Securities Act of 1933, as amended, the Exchange Act or the Commodity Exchange Act, a description in reasonable detail of such violation and all legal proceedings relating thereto;

(6) all information relating to such proposed nominee that would be required to be disclosed in a proxy statement or other filing required to be made by any Proposing Person pursuant to Section 14(a) under the Exchange Act to be made in connection with a contested solicitation of proxies or consents by a Proposing Person for an election of Trustees in a contested election;

(7) such proposed nominee's executed written consent to be named in the proxy statement of the Proposing Person as a nominee and to serve as a Trustee of the Trust if elected;

(8) such nominee's executed written undertaking agreeing to comply, if elected as a Trustee of the Trust, with all corporate governance, conflicts of interest, code of conduct and ethics, confidentiality and stock ownership and trading policies and guidelines of the Trust, as the same shall be amended from time to time by the Board;

(9) to the extent that such proposed nominee has entered into (a) any agreement, arrangement or understanding (whether written or oral) with, or has given any commitment or assurance to, any person or entity as to the positions that such proposed nominee, if elected as a Trustee of the Trust, would take in support of or in opposition to any issue or question that may be presented to him or her for consideration in his or her capacity as a Trustee of the Trust, (b) any agreement, arrangement or understanding (whether written or oral) with, or has given any commitment or assurance to, to any person or entity as to how such proposed nominee, if elected as a Trustee of the Trust, would act or vote with respect to any issue or question presented to him or her for consideration in his or her capacity as a Trustee of the Trust, (c) any agreement, arrangement or understanding (whether written or oral) with any person or entity that could be reasonably interpreted as having been both (1) entered into in contemplation of the proposed nominee being elected as a Trustee of the Trust, and (2) intended to limit or interfere with the proposed nominee's ability to comply, if elected as a Trustee of the Trust, with his or her fiduciary duties, as a Trustee of the Trust, to the Trust or its shareholders, or (d) any agreement, arrangement or understanding (whether written or oral) with any person or entity that could be reasonably interpreted as having been or being intended to require such proposed nominee to consider the interests of a person or entity (other than the Trust and its shareholders) in complying with his or her fiduciary duties, as a Trustee of the Trust, to the Trust or its shareholders, a description in reasonable detail of each such agreement, arrangement or understanding (whether written or oral) or commitment or assurance;

(10) the amount of any equity securities beneficially owned by such proposed nominee in any company that is a direct competitor of the Trust or its operating subsidiaries if such beneficial ownership by such nominee, when aggregated with that of all other proposed nominees and the Proposing Persons, is five percent (5%) or more of the class of equity securities of such company;

(11) a description in reasonable detail of any and all agreements, arrangements and/or understandings, written or oral, between such proposed nominee and any person or entity (naming each such person or entity) with respect to any direct or indirect compensation, reimbursement, indemnification or other benefit (whether monetary or non-monetary) in connection with or related to such proposed nominee's service on the Board if elected as a member of the Board;

(12) a description in reasonable detail of any and all other agreements, arrangements and/or understandings, written or oral, between such proposed nominee and any person or entity (naming such person or entity) in connection with such proposed nominee's service or action as a proposed nominee and, if elected, as a member of the Board; and

(13) all information that would be required to be disclosed pursuant to Items 403 and 404 under Regulation S-K if the shareholder providing the Nominating Notice or any other Proposing Person were the "registrant" for purposes of such rule and the proposed nominee were a Trustee or executive officer of such registrant.

(d) Updating of Nominating Notice.

(i) A shareholder providing a Nominating Notice with respect to any nominations proposed to be made at any shareholders' meeting shall further update and supplement such notice, as necessary, from time to time, so that the information provided or required to be provided in such notice pursuant to this Section 404 shall be true, correct and complete in all respects, and such update and supplement shall be received by the Secretary of the Trust not later than the earlier of (A) five (5) business days following the occurrence of any event, development or occurrence which would cause the information provided to be not true, correct and complete in all respects, and (B) ten (10) business days prior to the meeting at which such proposals contained therein are to be considered.

(ii) If the information submitted pursuant to this Section 404 by any shareholder of a proposed nomination to be made at a shareholders' meeting shall not be true, correct and complete in all respects, such information may be deemed not to have been provided in accordance with this Section 404. For the avoidance of doubt, the updates required pursuant to this Section 404 do not cause a notice that was not in compliance with this Section 404 when delivered to the Trust to thereafter be in proper form in accordance with this Section 404.

(iii) Upon written request by the Secretary of the Trust, the Board or any duly authorized committee thereof, any shareholder proposing nominees for consideration at a shareholders' meeting shall provide, within five (5) business days of delivery of such request (or such other period as may be specified in such request), written verification, satisfactory in the reasonable discretion of the Board, any duly authorized committee thereof or any duly authorized officer of the Trust, to demonstrate the accuracy of any information submitted by the shareholder pursuant to this Section 404. If a shareholder fails to provide such written verification within such period, the information as to which written verification was requested may be deemed not to have been provided in accordance with this Section 404.

(e) Exclusive Means. Section 404 of these Bylaws shall be the exclusive means of any shareholder or beneficial owner of the Trust's beneficial interests to propose a Nominee for the Board before any shareholders' meeting. No candidate shall be eligible for nomination as a Trustee of the Trust unless such candidate for nomination and the Proposing Person seeking to place such candidate's name in nomination for election at a shareholders' meeting have complied with this Section 404 in all respects. If the chairman of such shareholders' meeting shall determine, based on the facts and circumstances and in consultation with counsel (who may be the Trust's internal counsel), that such Nominee was not properly nominated in accordance with this Section 404, then the chairman of the shareholders' meeting shall so declare such determination to the shareholders' meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall be void and of no force or effect. In addition, nominations made by a shareholder may not be brought before a shareholders' meeting if such shareholder takes action contrary to the representations made in the Nominating Notice applicable to such nomination or if the Nominating Notice applicable to such nomination contains an untrue statement of a fact or omits to state a fact necessary to make the statements therein not misleading.

(f) No Incorporation by Reference. For a Nominating Notice to comply with the requirements of this Section 404, it must set forth in writing directly within the body of the Nominating Notice (as opposed to being incorporated by reference from any other document or writing) all the information required to be included therein as set forth in this Section 404. For the avoidance of doubt, a Nominating Notice shall not be deemed to be in compliance with this Section 404 if it attempts to include the required information by incorporation by reference from any other document, writing or part thereof where such information may be included.

(g) Accuracy of Information. A shareholder submitting the Nominating Notice, by its delivery to the Trust, represents and warrants that all information contained therein is true, accurate and complete in all respects, contains no false and misleading statements and such shareholder acknowledges that it intends for the Trust to rely on such information as being true, accurate and complete in all respects.

(h) Requirement for Separate and Timely Notice. Notwithstanding any notice of shareholders' meeting sent to shareholders on behalf of the Trust, a shareholder must separately comply with this Section 404 to propose Trustee nominations at any shareholders' meeting and is still required to give its own separate and timely Nominating Notice to the Secretary of the Trust which complies in all respects with the requirements of this Section 404.

(i) Exchange Act and Maryland Law. In addition to the provisions of this Section 404, a shareholder shall also comply with all applicable requirements of the Exchange Act and Title 8 of the Trusts and Associations Article of the Annotated Code of Maryland with respect to any nominations of Trustees for election at any shareholders' meeting and any solicitations of proxies in connection therewith.

Section 405. Election and Term of Trustees.

(a) Except as may be otherwise provided in the Declaration, at each annual meeting, the shareholders shall elect Trustees to hold office until the next annual meeting and until their successors are duly elected and qualified as provided in this Section 405.

(b) In any uncontested election (as defined in subsection (h) below), each Trustee shall be elected by a majority of votes cast with respect to such Trustee nominee at a meeting of shareholders duly called and at which a quorum is present. For purposes of this subsection (b) and subsection (g) below, a "majority of votes cast" means that the number of shares voted "for" a Trustee's election exceeds 50% of the total number of votes cast with respect to that Trustee's election. Votes "cast" shall include votes "for", votes to withhold authority and votes "against" and "no" votes, but shall exclude abstentions with respect to a Trustee's election or with respect to the election of Trustees in general.

(c) In the case of any contested election, Trustees shall be elected by a plurality of votes cast at a meeting of shareholders duly called and at which a quorum is present.

(d) If in an uncontested election a nominee for election as a Trustee receives a greater number of "withhold", "against" or "no" votes for his or her election than votes "for" such election (a "Majority Against Vote"), then such Trustee, as a holdover Trustee under Maryland law, shall tender an offer of his or her resignation to the Board for consideration promptly following certification of such vote.

(e) The Nominating and Governance Committee (or any successor committee appointed by the Board to perform similar functions) shall promptly consider any resignation offer tendered pursuant to subsection (d) above and a range of possible responses, based on any facts or circumstances they consider relevant, and make a recommendation to the Board as to the response to the resignation offer. If each member of the Nominating and Governance Committee received a Majority Against Vote at the same election, then the Independent Trustees (as defined in the Declaration) who did not receive a Majority Against Vote shall appoint a committee among themselves to consider the resignation offers and to recommend to the Board a response to the resignation offers. The Board shall take action on the Nominating and Governance Committee's recommendation (or committee of Independent Trustees' recommendation) within ninety (90) days following certification of the shareholder vote. Any Trustee whose resignation is under consideration shall abstain from participating in any Board or committee deliberations regarding the acceptance of his or her offer of resignation or the offer of resignation of any other Trustee tendered pursuant to subsection (d) above.

(f) If an incumbent Trustee's offer of resignation is accepted by the Board, then such Trustee shall cease to be a member of the Board upon the effective date of acceptance by the Board of the offer of resignation. If an incumbent Trustee's offer of resignation is not accepted by the Board, then such Trustee shall continue to serve until the earlier of (1) the next annual meeting and until his or her successor is duly elected and qualified and (2) his or her subsequent resignation or removal.

(g) If any nominee for Trustee who is not an incumbent fails in an uncontested election to receive a majority of votes cast at a meeting of shareholders duly called and at which a quorum is present, such nominee shall not be elected and shall not take office.

(h) An election will be deemed to be uncontested if no shareholder provides notice of an intention to nominate one or more candidates to compete with the Board' nominees in a Trustee election in the manner required by these Bylaws, or if any such shareholders have withdrawn all such nominations at least five (5) days prior to the mailing of notice of the meeting to shareholders.

(i) If an incumbent Trustee's offer of resignation is accepted by the Board pursuant to this Bylaw, or if a non-incumbent nominee for Trustee is not elected, the Board may fill any resulting vacancy pursuant to the provisions of Section 406 of these Bylaws or may decrease the size of the Board pursuant to the Declaration.

<u>Section 406.</u> <u>Vacancies</u>. If the office of any Trustee shall become vacant by reason of death, resignation, disqualification or other cause, such vacancy or vacancies, including vacancies resulting from an increase in the number of Trustees, shall be filled by a majority of the remaining members of the Board, though less than a quorum; *provided, however*, that any such vacancy occurring among the Independent Trustees shall be filled as set forth in the Declaration. Each person so elected by the Board to fill a vacancy shall be a Trustee until his or her successor is elected by the shareholders who may make such election at the next annual meeting of shareholders, or at any earlier special meeting of the shareholders duly called for that purpose in accordance with these Bylaws, and until such successor shall qualify.

<u>Section 407.</u> <u>Removal of Trustees</u>. The entire Board, or any individual Trustee, may be removed from office without assigning any cause by the vote of shareholders entitled to cast at least two-thirds of the votes which all shareholders would be entitled to cast at any annual election of such Trustees. In case the Board or any one or more Trustees be so removed, new Trustees may be elected at the same meeting. The Board may declare vacant the office of a Trustee if he be declared of unsound mind by an order of court, or convicted of felony, or for any other proper cause, or if, within sixty (60) days after notice of his election, he does not accept such office either in writing or by attending a meeting of the Board and fulfill such other requirements of qualification as these Bylaws may specify.

<u>Section 408.</u> <u>Resignations</u>. Any Trustee may resign at any time by sending notice in writing or by electronic transmission of such resignation to the principal executive office of the Trust addressed to the Board, the Chairman of the Board or the Chief Executive Officer. Such resignation may provide that it becomes effective upon receipt thereof, some future date, the occurrence of a certain future event (including but not limited to the failure to receive the vote specified in Section 405(b) above) and/or the acceptance by the Board, the Chairman of the Board or the Chief Executive Officer. The acceptance of such resignation shall not be necessary to make it effective.

Section 409. Compensation of Trustees. The compensation, if any, of Trustees shall be as determined by the Board. In addition to compensation, if any, for services as a Trustee, a Trustee may serve the Trust in other capacities and receive separate compensation therefor.

Section 410. Place of Board Meetings. Meetings of the Board may be held at any place or places, within or outside the State of Maryland, as shall be determined by the Board from time to time, or as may be designated in the notice calling the meeting.

Section 411. Regular Meetings. Regular meetings of the Board shall be held in each year at such times as the Board may provide, from time to time, by resolution with appropriate notice to the members of the Board.

Section 412. Special Meetings. Unless the Board shall otherwise direct, special meetings of the Board may be called by or at the request of the Chairman, Chief Executive Officer or President of the Trust on appropriate notice to each Trustee, which notice shall, in any event, be given at least twenty-four (24) hours before the time for which the meeting is scheduled. Special meetings shall be called by the Chairman, Chief Executive Officer, President or Secretary in like manner and on like notice on the written request of any two (2) Trustees. The person or persons authorized to call special meetings of the Board may fix any place, either within or outside the State of Maryland, as the place for holding any special meeting of the Board called by them. Any business may be transacted at a special meeting.

Section 413. Notice of Meetings. Unless otherwise required by law or these Bylaws, neither the business to be transacted at, nor the purpose of, any meeting of the Board need be specified in the notice or waiver of notice of such meeting. Notwithstanding anything herein to the contrary, no action of the Board or Trust action taken pursuant thereto shall be deemed unauthorized solely because the provisions of this Article concerning notice of Trustees' meetings have not been complied with, provided that said Board action is taken in a meeting at which a quorum of Trustees is present, and such action is approved or subsequently ratified by a majority of Trustees then in office.

Section 414. Quorum. A majority of the Trustees in office shall be necessary to constitute a quorum for the transaction of business, and the acts of a majority of the Trustees present at a meeting at which a quorum is present shall be the acts of the Board.

Section 415. Informal Action by Board Without Meeting. Any action which may be taken at a meeting of the Board may be taken without a meeting and without notice or a waiver of notice, if a consent in writing, setting forth the action so taken or the action to be taken by the Trust, shall be signed by all the Trustees and shall be filed with the Secretary of the Trust.

Section 416. Executive Committee. The Board may, by resolution adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption), delegate two (2) or more of its number to constitute an Executive Committee, which, to the extent provided in such resolution, shall have and exercise the authority of the Board, in the management of the business of the Trust, subject to the provisions of the Declaration and these Bylaws regarding the Independent Trustees and required approvals of the Independent Trustees.

Section 417. Other Committees. Committees other than the Executive Committee may be established, from time to time, by resolution adopted by a majority of the total number of authorized Trustees (whether or not there exist any vacancies in previously authorized Trusteeships at the time any such resolution is presented to the Board for adoption). Each such committee shall consist of at least one Trustee and shall have such powers as the Board shall prescribe by resolution forming such committee.

Section 418. Presence at Meetings. Any one or more Trustees or shareholders may participate in a meeting of the Board or a committee of the Board or of the shareholders by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and any person so participating shall be deemed present at the meeting for all purposes.

ARTICLE V. OFFICERS, AGENTS AND EMPLOYEES.

Section 501. Board Appointed Officers. The executive officers of the Trust shall be elected annually by the Board and shall include a Chief Executive Officer, a President, and a Chief Financial Officer and such other officers as the Board may designate from time to time as executive officers . One or more Vice Presidents, a Secretary and such other officers and assistant officers also may be elected or appointed as the Board may authorize from time to time. Any two offices, except those of President and Vice President, may be filled by the same person. In addition to the powers and duties prescribed by these Bylaws, the officers and assistant officers shall have such authority and shall perform such duties as from time to time shall be prescribed by the Board. The officers and assistant officers of the Trust shall hold office at the pleasure of the Board. The Board may add to the title of any officer or assistant officer a word or words descriptive of his powers or the general character of his duties. If the office of any officer or assistant officer becomes vacant for any reason, the vacancy shall be filled by the Board.

Section 502. Other Officers, Agents or Employees. The Board may by resolution designate the officer or officers who shall have authority to appoint such officers (other than executive officers), agents or employees as the needs of the Trust may require. In the absence of such designation, this function may be performed by the Chief Executive Officer and may be delegated by him to others in whole or in part.

Section 503. Salaries. The salaries of all officers of the Trust shall be fixed by the Board or by authority conferred by resolution of the Board. The Board also may fix the salaries or other compensation of assistant officers, agents and employees of the Trust, but in the absence of such action this function shall be performed by the Chief Executive Officer or by others under his supervision.

Section 504. Removal of Officers, Agents or Employees. Any officer, assistant officer, agent or employee of the Trust may be removed or his authority revoked by resolution of the Board whenever in its judgment the best interests of the Trust will be served thereby, but such removal or revocation shall be without prejudice to the rights, if any, of the person so removed to receive compensation or other benefits in accordance with the terms of existing contracts. Any agent or employee of the Trust likewise may be removed by the Chief Executive Officer, President or, subject to his or their supervision, by the person having authority with respect to the appointment of such agent or employee.

Section 505. Chairman of the Board, Chief Executive Officer and President; Powers and Duties.

(a) The Chairman of the Board, if elected or appointed, shall preside at all meetings of the shareholders and of the Board and shall have such powers and duties as the Board may prescribe.

(b) The Chief Executive Officer shall be the chief executive officer of the Trust. He shall have general charge and supervision of the business of the Trust and shall exercise or perform all the powers and duties usually incident to the office of Chief Executive Officer. In the absence of the Chairman of the Board, the Chief Executive Officer shall preside at all meetings of the shareholders and of the Board. He shall from time to time make such reports of the affairs of the Trust as the Board may require and shall annually present to the annual meeting of the shareholders a report of the business of the Trust for the preceding fiscal year.

(c) The President shall serve as the chief operating officer of the Trust to the extent that the Trust does not have a separate person designated to serve as the Chief Operating Officer. He shall have charge and supervision over the daily operations of the Trust, subject to the direction of the Board and the Chief Executive Officer, and shall exercise or perform all of the powers and duties usually incident to the office of a chief operating officer. The President shall, in the absence or disability of the Chief Executive Officer, perform the duties and exercise the powers of the Chief Executive Officer.

Section 506. Vice President; Powers and Duties. The Vice President, if any, shall, in the absence or disability of the President, perform the duties and exercise the powers of the President; and if there be more than one Vice President, their seniority in performing such duties and exercising such powers shall be determined by the Board or, in default of such determination, by the order in which they were first elected or appointed. Each Vice President also shall have such powers and perform such duties as may be assigned to him by the Board.

Section 507. Secretary's Powers and Duties. The Secretary shall attend all sessions of the Board and all meetings of the shareholders and act as clerk thereof, and record all the votes and minutes thereof in books to be kept for that purpose. The Secretary shall perform like duties for the Executive Committee of the Board (if any) when required. He shall give, or cause to be given, notice of all meetings of the shareholders and of the Board, and shall perform such other duties as may be prescribed by the Board or by the Chief Executive Officer.

Section 508. Chief Financial Officer; Powers and Duties. The Chief Financial Officer shall cause full and accurate accounts of receipts and disbursements to be kept in books belonging to the Trust. He shall see to the deposit of all moneys and other valuable effects in the name and to the credit of the Trust in such depositary or depositaries as may be designated by the Board, subject to disbursement or disposition upon orders signed in such manner as the Board shall prescribe. He shall render to the Chief Executive Officer and to the Trustees, at the regular meetings of the Board or whenever the President or the Board may require it, an account of all his transactions as Chief Financial Officer and of the results of operations and financial condition of the Trust. Only if required by the Board, the Chief Financial Officer shall give the Trust a bond in such sum, and with such surety or sureties as may be satisfactory to the Board for the faithful discharge of the duties of his office, and for the restoration to the Trust, in case of his death, resignation, retirement or removal from office, of all books, records, money, and other property of whatever kind in his possession or under his control belonging to the Trust.

Section 509. Delegation of Officers' Duties. Any officer may delegate duties to his assistant (if any) appointed by the Board; and in case of the absence of any officer or assistant officer of the Trust, or for any other reason that the Board may deem sufficient, the Board may delegate or authorize the delegation of his powers or duties, for the time being, to any person.

ARTICLE VI. INDEMNIFICATION OF TRUSTEES, OFFICERS AND OTHER PERSONS.

Section 601. Indemnification for Proceedings Other Than by or in the Right of the Trust. Subject to the other provisions of this Article VI, any person (and the spouses, heirs, executors, administrators and estate of such person) who was or is made a party or is threatened to be made a party to or is otherwise involved in any Proceeding (as defined in Section 619 of this Article VI), other than an action by or in the right of the Trust, by reason of the fact that such person, or another person of whom such person is the legal representative, is or was serving in an Official Capacity (as defined in Section 619 of this Article VI) for the Trust, or, while serving in an Official Capacity for the Trust, is or was serving, at the request of, for the convenience of, or to represent the interests of, the Trust, in an Official Capacity for another corporation, limited liability company, partnership, joint venture, trust, association, or other entity or enterprise, whether for profit or not-for profit, including any subsidiaries of the Trust, and any employee benefit plans maintained or sponsored by the Trust (an "Other Enterprise"), whether the basis of such Proceeding is an alleged action in an Official Capacity or in any other capacity while serving in an Official Capacity, or is an employee of the Trust specifically designated by the Board as an indemnified employee (hereinafter, each of the foregoing persons, a "Covered Person"), shall be indemnified and held harmless by the Trust to the fullest extent permitted by Maryland law (as the same exists or may hereafter be amended, but, in the case of any such amendment, only to the extent that such amendment permits the Trust to provide broader indemnification rights than said law permitted the Trust to provide prior to such amendment) against any and all Expenses (as defined in Section 619 of this Article VI) actually and reasonably incurred or suffered by such person in connection with such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Trust, and, with respect to any criminal Proceeding, had no reasonable cause to believe his or her conduct was unlawful. Notwithstanding the foregoing, it is the express policy of the Trust that indemnification of any person under this Section 601 shall be to the fullest extent allowed by, but subject to the limitations and conditions set forth in, Section 2-418 of the Maryland General Trust Law (or any successor provisions thereto), as made applicable to real estate investment trusts by Section 8-301(15) of Title 8 of the Trusts and Associations Article of the Annotated Code of Maryland and, accordingly, if such law provides other, further or expanded indemnification rights, this Section 601 shall be deemed to incorporate the same.

Section 602. Indemnification for Proceedings by or in the Right of the Trust. Subject to the other provisions of this Article VI, the Trust shall indemnify and hold harmless, to the fullest extent permitted by Maryland law (as the same exists now or as it may be hereinafter amended, but, in the case of any such amendment, only to the extent that such amendment permits the Trust to provide broader indemnification rights than said law permitted the Trust to provide prior to such amendment), any Covered Person who was or is a party or is threatened to be made a party to, or otherwise becomes involved in, a Proceeding by or in the right of the Trust against Expenses actually and reasonably incurred by such person in connection with the defense or settlement of such Proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Trust; provided that no indemnification shall be made in respect of any claim, issue or matter as to which such person, or another person of whom such person is the legal representative, shall have been adjudged to be liable to the Trust unless and only to the extent that the court in which such Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such Expenses which the court shall deem proper.

Section 603. Indemnification for Expenses of Successful Party. Notwithstanding the other provisions of this Article VI, to the extent that a Covered Person has been successful on the merits or otherwise in defense of any Proceeding described in Section 601 or Section 602 of this Article VI, or in defense of any claim, issue or matter therein, such person shall be indemnified against Expenses (as defined in Section 619 of this Article VI) actually and reasonably incurred by such person in connection therewith, notwithstanding an earlier determination by the Trust (including by its trustees, shareholders or any Independent Counsel) that the Covered Person is not entitled to indemnification under applicable law. For purposes of these Bylaws, the term "successful on the merits or otherwise" shall include, but not be limited to, (i) any termination, withdrawal, or dismissal (with or without prejudice) of any Proceeding against the Covered Person without any express finding of liability or guilt against the Covered Person, (ii) the expiration of one-hundred twenty (120) days after the making of any claim or threat of a Proceeding without the institution of the same and without any promise or payment made to induce a settlement, and (iii) the settlement of any Proceeding pursuant to which the Covered Person is required to pay less than $100,000.

Section 604. Indemnification of Others. Subject to the other provisions of this Article VI, the Trust shall have the power to indemnify its employees and its agents to the extent not prohibited by Maryland law or other applicable law. Subject to applicable law, the Board shall have the power to delegate the determination of whether employees or agents shall be indemnified to such person or persons as the Board determines.

Section 605. Right to Advancement. Expenses incurred by a Covered Person in defending a Proceeding shall be paid by the Trust in advance of the final disposition of such Proceeding. Such advances shall be paid by the Trust within ten (10) calendar days after the receipt by the Trust of a statement or statements from the Covered Person requesting such advance or advances from time to time together with a reasonable accounting of such Expenses; provided, however, that, if Maryland law so requires, the payment of such Expenses incurred by a Covered Person in his or her capacity as a trustee, officer, employee or representative in advance of the final disposition of a proceeding, shall be made only upon delivery to the Trust of an undertaking in writing, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right of appeal (a "final disposition") that such Covered Person is not entitled to be indemnified under this Article VI or otherwise. The Covered Person's undertaking to repay the Trust any amounts advanced for Expenses shall not be required to be secured and shall not bear interest.

(a) Except as otherwise provided by Maryland law or this Section 605, the Trust shall not impose on the Covered Person additional conditions to the advancement of Expenses or require from the Covered Person additional undertakings regarding repayment. Advancements of Expenses shall be made without regard to the Covered Person's ability to repay the Expenses.

(b) Advancements of Expenses pursuant to this Section 605 shall not require approval of the Board or the shareholders of the Trust, or of any other person or body. The Secretary shall promptly advise the Board in writing of the request for advancement of Expenses, of the amount and other details of the request and of the undertaking to make repayment provided pursuant to this Section 605.

(c) Advancements of Expenses to a Covered Person shall include any and all reasonable expenses incurred pursuing an action to enforce this right of advancement, including Expenses incurred preparing and forwarding statements to the Trust to support the advancements claimed.

(d) The right to advancement of Expenses shall not apply to (i) any Proceeding against a Covered Person brought by the Trust and approved by resolution adopted by the affirmative vote of a majority of the total number of authorized trustees (whether or not there exist any vacancies in previously authorized trusteeships at the time such resolution is presented to the Board for adoption) which alleges willful misappropriation of corporate assets by such agent, wrongful disclosure of confidential information, or any other willful and deliberate breach in bad faith of such agent's duty to the Trust or its shareholders, or (ii) any claim for which indemnification is excluded pursuant to these Bylaws, but shall apply to any Proceeding referenced in Section 606(c) or Section 606(d) of this Article VI prior to a determination that the person is not entitled to be indemnified by the Trust.

Section 606. Limitations on Indemnification. Except as otherwise required by Maryland law or the Declaration of Trust, the Trust shall not be obligated to indemnify any person pursuant to this Article VI in connection with any Proceeding (or any part of any Proceeding):

(a) for which payment has actually been made to or on behalf of such person under any statute, insurance policy, indemnity provision, vote or otherwise, except with respect to any excess beyond the amount paid;

(b) for an accounting or disgorgement of profits pursuant to Section 16(b) of the Exchange Act, or similar provisions of federal, state or local statutory law or common law, if such person is held liable therefor (including pursuant to any settlement arrangements);

(c) for any reimbursement of the Trust by such person of any bonus or other incentive-based or equity-based compensation or of any profits realized by such person from the sale of securities of the Trust, as required in each case under the Exchange Act, including any such reimbursements that arise from an accounting restatement of the Trust pursuant to Section 304 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") or the rules of any national securities exchange upon which the Trust's securities are listed, if such person is held liable therefor (including pursuant to any settlement arrangements);

(d) for any reimbursement of the Trust by such person of profits arising from the purchase and sale by such person of securities in violation of Section 306 of the Sarbanes-Oxley Act, if such person is held liable therefor (including pursuant to any settlement arrangements);

(e) initiated by such person against the Trust or its trustees, officers, employees, agents or other Covered Persons, unless (i) the Board authorized the Proceeding (or the relevant part of the Proceeding) prior to its initiation, (ii) the Trust provides the indemnification, in its sole discretion, pursuant to the powers vested in the Trust under applicable law, (iii) otherwise made under Section 605 of this Article VI or (iv) otherwise required by applicable law; or

(f) if prohibited by applicable law.

Section 607. Procedure for Indemnification; Determination.

(a) To obtain indemnification under this Article VI, a Covered Person shall submit to the Trust a written request, including therein or therewith such documentation and information as is reasonably available to the Covered Person and is reasonably necessary to determine whether and to what extent the Covered Person is entitled to indemnification.

(b) Upon written request by a Covered Person for indemnification, a determination (the "Determination"), if required by applicable law, with respect to the Covered Person's entitlement thereto shall be made as follows: (i) by the Board by majority vote of a quorum consisting of Disinterested Trustees (as defined in this Article VI, Section 619), (ii) if such a quorum of Disinterested Trustees cannot be obtained, by majority vote of a committee duly designated by the Board (all trustees, whether or not Disinterested Trustees, may participate in such designation) consisting solely of two or more Disinterested Trustees, (iii) if such a committee cannot be designated, by any Independent Counsel (as defined in this Article VI, Section 619) selected by the Board, as prescribed in clause (i) above or by the committee of the Board prescribed in clause (ii) above, in a written opinion to the Board, a copy of which shall be delivered to the Covered Person; or if a quorum of the Board cannot be obtained for clause (i) above and the committee cannot be designated under clause (ii) above, selected by a majority vote of the Board (in which trustees who are parties may participate); or (iv) if such Independent Counsel determination cannot be obtained, by a majority vote of a quorum of shareholders consisting of shareholders who are not parties to such Proceeding, or if no such quorum is obtainable, by a majority vote of shareholders who are not parties to the Proceeding.

(c) If, in regard to any Expenses (i) the Covered Person shall be entitled to indemnification pursuant to Article VI, Section 603, (ii) no determination with respect to the Covered Person's entitlement is legally required as a condition to indemnification of the Covered Person hereunder, or (iii) the Covered Person has been determined pursuant to Article VI, Section 607(b) to be entitled to indemnification hereunder, then payments of the Expenses shall be made as soon as practicable but in any event no later than thirty (30) calendar days after the later of (A) the date on which written demand is presented to the Trust pursuant to Article VI, Section 607(a) or (B) the earliest date on which the applicable criterion specified in clause (i), (ii) or (iii) of this Section 607(c) is satisfied.

(d) If (i) the Trust (including by its Disinterested Trustees, Independent Counsel or shareholders) determines that the Covered Person is not entitled to be indemnified in whole or in part under applicable law, (y) any amount of Expenses is not paid in full by the Trust according to Article VI, Section 607(c) after the Determination is made pursuant to Article VI, Section 607(b) that the Indemnitee is entitled to be indemnified, or (z) any amount of any requested advancement of Expenses is not paid in full by the Trust according to Article VI, Section 605 above after a request and an undertaking pursuant to Article VI, Section 605 above have been received by the Trust, in each case, the Covered Person shall have the right to commence litigation in any court of competent jurisdiction, either challenging any such Determination, which shall not be binding, or any aspect thereof (including the legal or factual bases therefor), seeking to recover the unpaid amount of Expenses and otherwise to enforce the Trust's obligations under these Bylaws and, if successful in whole or in part, the Covered Person shall be entitled to be paid also any and all Expenses incurred in connection with prosecuting such claim. In any such suit, the Trust shall, to the fullest extent not prohibited by law, have the burden of proof and the burden of persuasion, to establish by clear and convincing evidence, that the Covered Person is not entitled to either (i) the requested indemnification or, (ii) except where the required undertaking, if any, has not been tendered to the Trust, the requested advancement of Expenses. If the Covered Person commences legal proceedings in a court of competent jurisdiction to secure a determination that the Covered Person should be indemnified under applicable law, any such judicial proceeding shall be conducted in all respects as a *de novo* trial, on the merits, the Covered Person shall continue to be entitled to receive Expense advancements, and the Covered Person shall not be required to reimburse the Trust for any Expenses advanced, unless and until a final judicial determination is made (as to which all rights of appeal therefrom have been exhausted or lapsed) that the Covered Person is not entitled to be so indemnified under applicable law. Neither the failure of the Trust (including its Disinterested Trustees, Independent Counsel or shareholders) to have made a determination prior to the commencement of such action that indemnification of the Covered Person is proper in the circumstances because he or she has met the applicable standard of conduct set forth under Maryland law or other applicable law, nor an actual determination by the Trust (including its Disinterested Trustees, Independent Counsel or shareholders) that the Covered Person has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the Covered Person has not met the applicable standard of conduct.

(e) The termination of any Proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Trust, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person's conduct was unlawful.

(f) Notwithstanding anything contained herein to the contrary, if a Determination shall have been made pursuant to Article VI, Section 607(b) above that the Covered Person is entitled to indemnification, the Trust shall be bound by such determination in any judicial proceeding commenced pursuant to Article VI, Section 607(d) above.

(g) The Trust shall be precluded from asserting in any judicial proceeding commenced pursuant to Article VI, Section 607(d) above that the procedures and presumptions of these Bylaws are not valid, binding and enforceable and shall stipulate in such proceeding that the Trust is bound by all the provisions of these Bylaws.

Section 608. Procedures For The Determination of Whether Standards Have Been Satisfied.

(a) All costs incurred by the Trust in making the Determination shall be borne solely by the Trust, including, but not limited to, the costs of legal counsel, proxy solicitations and judicial determinations. The Trust shall also be solely responsible for paying all costs incurred by it in defending any suits or Proceedings challenging payments by the Trust to a Covered Person under these Bylaws.

(b) The Trust shall use its best efforts to make the Determination contemplated by this Article VI, Section 607(b) hereof as promptly as is reasonably practicable under the circumstances.

Section 609. Non-Exclusivity of Rights. The right to indemnification and the advancement of Expenses incurred in defending a Proceeding in advance of its final disposition conferred in this Article VI shall not be deemed exclusive of any other rights to which any Covered Person seeking indemnification or advancement of Expenses may be entitled to under any law (common law or statutory law), provision of the Declaration of Trust, bylaw, agreement, insurance policy, vote of shareholders or Disinterested Trustees or otherwise, both as to action in such person's Official Capacity and as to action in another capacity while holding such office or while employed by or acting as agent for the Trust, and shall continue as to a person who has ceased to be a Covered Person and shall inure to the benefit of the spouses, heirs, executors and administrators of such a person. The Trust is specifically authorized to enter into an agreement with any of its trustees, officers, employees or agents providing for indemnification and advancement of Expenses that may change, enhance, qualify or limit any right to indemnification or the advancement of Expenses provided by this Article VI, to the fullest extent not prohibited by Maryland law or other applicable law.

Section 610. Continuation of Rights. The rights of indemnification and advancement of Expenses provided in this Article VI shall continue as to any person who has ceased to serve in an Official Capacity and shall inure to the benefit of his or her spouses, heirs, executors, administrators and estates.

Section 611. Contract Rights. Without the necessity of entering into an express contract with any Covered Person, the obligations of the Trust to indemnify a Covered Person under this Article VI, including the duty to advance Expenses, shall be considered a contract right between the Trust and such individual and shall be effective to the same extent and as if provided for in a contract between the Trust and the Covered Person. Such contract right shall be deemed to vest at the commencement of such Covered Person's service to or at the request of the Trust, and no amendment, modification or repeal of this Article VI shall affect, to the detriment of the Covered Person and such Covered Person's heirs, executors, administrators and estate, such obligations of the Trust in connection with a claim based on any act or failure to act occurring before such modification or repeal.

Section 612. Subrogation. In the event of payment of indemnification to a Covered Person, the Trust shall be subrogated to the extent of such payment to any right of recovery such person may have and such person, as a condition of receiving indemnification from the Trust, shall execute all documents and do all things that the Trust may deem necessary or desirable to perfect such right of recovery, including the execution of such documents necessary to enable the Trust effectively to enforce any such recovery.

Section 613. No Duplication of Payments. The Trust shall not be liable under this Article VI to make any payment in connection with any claim made against a Covered Person to the extent such person has otherwise received payment (under any insurance policy, bylaw, agreement or otherwise) of the amounts otherwise payable as indemnity hereunder.

Section 614. Insurance and Funding.

(a) The Trust shall purchase and maintain insurance, at its expense, to protect itself and any person against any liability or expense asserted against or incurred by such person in connection with any Proceeding, to the fullest extent authorized by Maryland law, as the same exists or may hereafter be amended, whether or not the Trust would have the power to indemnify such person against such expense, liability or loss under this Article VI or Maryland law or otherwise; provided that such insurance is available on acceptable terms, which determination shall be made by resolution adopted by a majority of the total number of authorized trustees (whether or not there exist any vacancies in previously authorized trusteeships at the time any such resolution is presented to the Board for adoption). The Trust may create a trust fund, grant a security interest or use other means (including, without limitation, a letter of credit) to insure the payment of such sums as may become necessary to effect the indemnification provided herein.

(b) Any full or partial payment by an insurance company under any insurance policy covering any Covered Person indemnified above made to or on behalf of a Covered Person under this Article VI shall relieve the Trust of its liability for indemnification provided for under this Article VI or otherwise to the extent of such payment.

(c) In the absence of fraud, (i) the decision of the Board as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this Section 614 and the choice of the person to provide the insurance or other financial arrangement is conclusive, and (ii) the insurance or other financial arrangement does not subject any trustee approving it to personal liability for his or her action in approving the insurance or other financial arrangement; even if a trustee approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

Section 615. Severability. If this Article VI or any word, clause, provision or other portion hereof or any award made hereunder shall for any reason be determined to be invalid on any ground by any court of competent jurisdiction, the provisions hereof shall not otherwise be affected thereby but shall remain in full force and effect, and the Trust shall nevertheless indemnify and hold harmless each Covered Person indemnified pursuant to this Article VI as to all Expenses with respect to any Proceeding to the fullest extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 616. No Imputation. The knowledge and/or actions, or failure to act, of any officer, trustee, employee or representative of the Trust, an Other Enterprise or any other person shall not be imputed to a Covered Person for purposes of determining the right to indemnification under this Article VI.

Section 617. Reliance. Persons who after the date of the adoption of this Article VI or any amendment thereto serve or continue to serve the Trust in an Official Capacity or who, while serving in an Official Capacity, serve or continue to serve in an Official Capacity for an Other Enterprise, shall be conclusively presumed to have relied on the rights to indemnification and advancement of Expenses contained in this Article VI.

Section 618. Notices. Any notice, request or other communication required or permitted to be given to the Trust under this Article VI shall be in writing and either delivered in person or sent by U.S. mail, overnight courier or by e-mail or other electronic transmission, to the Secretary of the Trust and shall be effective only upon receipt by the Secretary.

Section 619. Certain Definitions.

(a) The term "Trust" shall include, in addition to RAIT Financial Trust, and, in the event of a consolidation or merger involving the Trust, in addition to the resulting trust, any constituent trust (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its trustees, officers, employees or agents, so that any person who is or was a trustee, officer, employee or agent of such constituent trust, or is or was serving at the request of such constituent trust as a trustee, officer, employee or agent of an Other Enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving trust as such person would have with respect to such constituent trust if its separate existence had continued.

(b) The term "Disinterested Trustee" means a trustee of the Trust who is not and was not a party to the matter in respect of which indemnification is sought by the Covered Person.

(c) The term "Expenses" shall be broadly construed and shall include all direct and indirect losses, liabilities, damages, expenses, including fees and expenses of attorneys, fees and expenses of accountants, court costs, transcript costs, fees and expenses of experts, witness fees and expenses, travel expenses, printing and binding costs, telephone charges, delivery service fees, the premium, security for, and other costs relating to any bond (including cost bonds, appraisal bonds, or their equivalents), judgments, fines, penalties (whether civil, criminal or other), ERISA excise taxes assessed on a person with respect to an employee benefit plan, and amounts paid or payable in connection with any judgment, award or settlement, including any interest, assessments, any federal, state, local or foreign taxes imposed as a result of the actual or deemed receipt of any indemnification or expense advancement payments, and all other disbursements or expenses incurred in connection with (i) the investigation, preparation, prosecution, defense, mediation, arbitration, appeal or settlement of a Proceeding, (ii) serving as an actual or prospective witness, or preparing to be a witness in a Proceeding, or other participation in, or other preparation for, any Proceeding, (iii) any compulsory interviews or depositions related to a Proceeding, (iv) any non-compulsory interviews or depositions related to a Proceeding, subject to the person receiving advance written approval by the Trust to participate in such interviews or depositions, and (v) responding to, or objecting to, a request to provide discovery in any Proceeding. Expenses shall also include any federal, state, local and foreign taxes imposed on such person as a result of the actual or deemed receipt of any payments under this Article VI.

(d) The term "Independent Counsel" means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporate law and neither currently is, nor in the five (5) years previous to its selection has been, retained to represent (i) the Trust or the Covered Person in any matter material to either such party (other than with respect to matters concerning the Covered Person under this Article VI) or other indemnitees concerning similar indemnification arrangements or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Trust or the Covered Person in an action to determine the Covered Person's rights under this Article VI.

(e) The term "not opposed to the best interest of the Trust," when used in the context of a Covered Person's service with respect to employee benefit plans maintained or sponsored by the Trust, describes the actions of a person who acts in good faith and in a manner he or she reasonably believes to be in the best interests of the participants and beneficiaries of an employee benefit plan.

(f) The term "Official Capacity" shall mean (i) service as a trustee or officer of the Trust or (ii) while serving as a trustee or officer of the Trust, service, at the request of the Trust, as an officer, trustee, manager, member, partner, tax matters partner, employee, agent, fiduciary, trustee or other representative of the Trust or an Other Enterprise.

(g) The term "Proceeding" shall be broadly construed and shall include any threatened, pending or completed action, suit, investigation (including any internal investigation), inquiry, hearing, mediation, arbitration, other alternative dispute mechanism or any other proceeding, whether civil, criminal, administrative, regulatory, arbitrative, legislative, investigative or otherwise and whether formal or informal, or any appeal of any kind therefrom, including an action initiated by a Covered Person to enforce a Covered Person's rights to indemnification or advancement of Expenses under these Bylaws, and whether instituted by or in the right of the Trust, a governmental agency, the Board , any authorized committee thereof, a class of its security holders or any other party, and whether made pursuant to federal, state or other law, or any inquiry, hearing or investigation (including any internal investigation), whether formal or informal, whether instituted by or in the right of the Trust, a governmental agency, the Board, any committee thereof, a class of its security holders, or any other party that the Covered Person believes might lead to the institution of any such proceeding.

(h) The term "serving at the request of the Trust" shall include any service by an officer or trustee of the Trust to the Trust or an Other Enterprise, including any service as an officer, trustee, manager, member, partner, tax matters partner, employee, agent, fiduciary, trustee or other representative of the Trust or an Other Enterprise, including service relating to an employee benefit plan and its participants or beneficiaries, at the request of, for the convenience of, or to represent the interests of, the Trust or any subsidiary of the Trust. For the purposes of these Bylaws, a trustee's or officer's service to the Trust or an Other Enterprise shall be presumed to be "serving at the request of the Trust," unless it is conclusively determined to the contrary by a majority vote of the trustees of the Trust, excluding, if applicable, such trustee. With respect to such determination, it shall not be necessary for the Covered Person to show any actual or prior request by the Trust or the Board for such service to the Trust or such Other Enterprise.

Section 620. Intent of Article. The intent of this Article VI is to provide for indemnification to the fullest extent permitted by the applicable laws of the State of Maryland. To the extent that such applicable laws may be amended or supplemented from time to time, this Article VI shall be amended automatically and construed so as to permit indemnification to the fullest extent from time to time permitted by applicable law. Neither an amendment nor repeal of this Article VI, nor the adoption of any provision of these Bylaws inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment repeal or adoption of any inconsistent provision.

Section 621. Reliance on Certain Information. In performing his duties, a Trustee shall be entitled to rely on any information, opinion, report or statement, including any financial statement and other financial data, in each case prepared or presented by any of the following:

(1) One or more officers or employees of the Trust whom the Trustee reasonably believes to be reliable and competent in the matters presented.

(2) A lawyer, certified public accountant or other person as to matters which the Trustee reasonably believes to be within the person's professional or expert competence.

(3) A committee of the Board upon which he does not serve, as to matters within its designated authority, which the Trustee reasonably believes to merit confidence; provided however that a Trustee shall not be considered to be acting in good faith if he has any knowledge concerning the matter in question that would cause his reliance to be unwarranted.

ARTICLE VII. FINANCIAL REPORTS TO SHAREHOLDERS.

Section 701. Annual and Quarterly Reports. The Trustees shall send or cause to be sent to the shareholders of the Trust (i) an annual financial report containing audited financial statements certified by independent public accountants, and (ii) quarterly financial reports containing unaudited financial information with respect to the three remaining quarters of the Trust's fiscal year.

Section 702. Optional Financial Reports. Nothing in these Bylaws shall be construed to prohibit the Board from sending financial or other reports to the shareholders from time to time in such form as they may deem necessary or advisable in their discretion. It is hereby expressly provided that such reports need not be prepared by an independent public or certified accountant.

ARTICLE VIII. LIABILITY OF TRUSTEES AND RELATION OF OFFICERS TO TRUST.

Section 801. Fiduciary Relationship. Trustees and officers of the Trust shall discharge the duties of their respective positions in good faith, in a manner they reasonably believe to be in the best interests of the Trust and with the care which ordinarily prudent persons in like positions would use under similar circumstances.

Section 802. Liability of Trustees to the Trust. The Trustees and officers of the Trust shall not be personally liable for monetary damages as such for any action except to the extent that (i) it is proved that any such person actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

ARTICLE IX. RECORDS OF THE TRUST.

Section 901. Proceedings of Shareholders and Trustees. There shall be kept at the principal office of the Trust an original or duplicate record of the proceedings of the shareholders and of the Trustees, and the original or a copy of its Bylaws, including all amendments or alterations thereof to date, together with other necessary and appropriate corporate records.

Section 902. Shareholders' Right to Examine Records of Trust. Shareholders shall have such inspection rights to examine the records of the Trust as are provided to shareholders of a Maryland corporation pursuant to Section 2-512 and Section 2-513 of the Maryland General Corporation Law as if the Trust were a Maryland corporation.

ARTICLE X. SHARES OF BENEFICIAL INTEREST.

Section 1001. Share Certificates. The Board may determine whether to issue certificated or uncertificated shares of beneficial interest and other securities of the Trust. For certificated securities, share certificates shall be numbered and registered in the books of the Trust, as they are issued.

Section 1002. Contents of Share Certificates. Said share certificates shall state: (1) the name of the Trust; (2) the name of the registered holder of the shares represented thereby; (3) the number and class of shares and the designation of the series, if any, which the certificate represents; and (4) the par value of each share represented, or a statement that the shares are without par value. If the Trust is authorized to issue more than one (l) class of shares, then upon the face or back of the certificate there shall be set forth (or a statement shall appear that the Trust will furnish to any shareholder, upon request and without charge), a full summary statement of the designations, preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and distributions, qualifications and terms and conditions of redemption of the shares of each class authorized to be issued and, if the Trust is authorized to issue any preferred or special class in series, the variations in the relative rights and preferences between the shares of each such series so far as the same have been fixed and determined, and the authority of the Board to fix and determine the relative rights and preferences of subsequent series.

Section 1003. Signatures on Share Certificates. Each such certificate shall be signed by the Chief Executive Officer, President or Vice President, and by the Secretary (or an Assistant Secretary), or by such other officers as may be designated by the Board. If a certificate is signed (1) by a transfer agent or an assistant transfer agent or (2) by a transfer clerk acting on behalf of the Trust and a transfer agent or registrar, the signature of any such authorized officer may be facsimile. In case any officer who has signed, or whose facsimile signature has been used on, any certificate or certificates shall cease to be such officer of the Trust, before such certificate is issued, it may be issued by the Trust with the same effect as if the officer had not ceased to be such at the date of its issuance.

Section 1004. Lost or Destroyed Certificates. Upon request of the Board, any person claiming a share certificate to be lost or destroyed shall make an affidavit or affirmation of that fact and, in the manner and to the extent required by the Board, shall give the Trust a bond of indemnity with sufficient surety to protect the Trust or any person injured by the issue of a new certificate from any liability or expense which it or they may incur by reason of the fact that the original certificate remains outstanding, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed, but always subject to the approval of the Board.

Section 1005. Transfer of Shares. All transfers of shares of the Trust shall be made upon the books of the Trust. For certificated securities, such transfers shall be made upon surrender to the Trust or the transfer agent of the Trust of a certificate or certificates for shares, duly endorsed by the person named in the certificate or by attorney, lawfully constituted in writing, or accompanied by proper evidence of succession, assignment or authority to transfer. Thereupon, it shall be the duty of the Trust to cause the issuance of a new certificate to the person entitled thereto, the cancellation of the old certificates and the recordation of the transaction upon its books.

Section 1006. Agreements Restricting Transfer of Shares. The Board may authorize the Trust to become party to agreements with shareholders and others relating to transfer, repurchase, and issuance, of shares of the Trust; provided, however, that such agreement must be filed with the Trust and all share certificates affected thereby shall have clearly imprinted thereon a legend containing such agreement or referring thereto.

Section 1007. Registered Shareholders. The Trust may treat the person registered on its books as the holder of any shares as the absolute owner thereof, and as the one entitled to vote such shares and receive dividends thereon.

Section 1008. Determination of Shareholders of Record. The Board may fix a time not more than ninety (90) days prior to the date of any meeting of shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting, or to receive payment of such dividends, or to receive such allotment or rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the Trust after any record date fixed as aforesaid. Unless a record date is fixed for the determination of shareholders entitled to receive notice of, or vote at, a shareholders' meeting, transferees of shares which are transferred on the books of the Trust within ten (10) days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting. Notwithstanding the foregoing provisions of this Section 1008, a record date for the determination of shareholders entitled to take action by written consent shall be determined in accordance with Section 312(b) of these Bylaws.

Section 1009. Control Share Acquisition Statute Not Applicable to Trust. Subtitle 7 of Title 3 of the Code of Maryland, Section 3-701 et seq., relating to the voting rights of certain control shares, as defined therein, shall not be applicable to the Trust, the shareholders or any acquiring person, as defined therein.

ARTICLE XI. DIVIDENDS AND OTHER DISTRIBUTIONS TO SHAREHOLDERS.

Section 1101. Dividends. Subject to applicable Maryland law, and in accordance with the provisions thereof at the pertinent time, the Board of the Trust may from time to time declare, and the Trust may pay, dividends on its outstanding shares in cash or property other than its own shares, except when the Trust is insolvent, or when the payment thereof would render the Trust insolvent, or when the declaration or payment thereof would be contrary to any restriction contained in the Declaration.

Section 1102. Distribution of Shares of the Trust. The Board of the Trust may, from time to time, distribute pro rata to holders of any class or classes of its issued shares, treasury shares and authorized but unissued shares. In lieu of issuing fractional shares in any such distributions the Trust may pay in cash the fair value therefor as determined by the Board to shareholders entitled thereto.

Section 1103. Reserves. There may be set aside out of any funds of the Trust available for dividends such sum or sums as the Trustees may from time to time, in their absolute discretion determine as a reserve or reserves to meet contingencies or for equalizing dividends, or for repairing or maintaining any property of the Trust, or for the purchase of additional assets or for such other purposes as the Board shall think conducive to the interests of the Trust. The Board may abolish or modify any such reserve.

ARTICLE XII. MISCELLANEOUS.

Section 1201. Fiscal Year. The fiscal year of the Trust shall be as fixed by resolution of the Board. If the Board shall not do so, the Chief Executive Officer shall fix the fiscal year.

Section 1202. Signing Checks. All checks or demands for money and notes of the Trust shall be signed by such officer, officers, or other person or persons as the Board may from time to time designate.

Section 1203. Designation of Presiding and Recording Officers. The Trustees or shareholders, at any meeting of Trustees or shareholders, as the case may be, shall have the right to designate any person, whether or not an officer, Trustee or shareholder to preside over, or record the proceedings of, such meeting.

Section 1204. Written Notice of Meetings. Whenever written notice is required to be given to any person pursuant to law, the Declaration or these Bylaws, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his address appearing on the books of the Trust, or to his business or other address supplied by him to the Trust for the purpose of notice, or by electronic mail. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person, or if by electronic mail, upon transmission by electronic mail. Such notice shall specify the place, day and hour of the meeting and, in case of a special meeting of the shareholders, the general nature of the business to be transacted.

Section 1205. Waiver of Notice. Whenever any written notice is required to be given pursuant to law, by the Declaration or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be transacted at, nor the purpose of, the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting, shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the express purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

Section 1206. Text of Proposed Resolution in Written Notice. Whenever the language of a proposed resolution is included in a written notice to shareholders, the shareholders' meeting considering the resolution may adopt it, with such clarifying or other amendments as do not enlarge its original purpose, without further notice to shareholders not present in person or by proxy.

Section 1207. Interpretation of Bylaws. All words, terms and provisions of these Bylaws shall be defined by and in accordance with Title 8 of the Trusts and Associations Article of the Annotated Code of Maryland and other applicable laws as such laws and these Bylaws are interpreted by the Trust's counsel.

Section 1208. Headings; Pronouns. The headings of the several Articles and Sections of these Bylaws are for convenience of reference only, and shall not be relied upon in the interpretation hereof. Pronouns used herein shall be deemed to include the masculine, feminine and neuter, singular and plural, as their context may require.

ARTICLE XIII. AMENDMENTS.

Section 1301. Amendment by the Board. These Bylaws may be altered, amended or repealed by the affirmative vote of a majority of the Board at any regular or special meeting of the Board duly convened after appropriate notice to the Trustees of such proposed alteration, amendment or repeal. The shareholders of the Trust do not have the right to amend these Bylaws.

Section 1302. Recording Amendments and Alterations. The text of all amendments and alterations to these Bylaws shall be attached to the Bylaws with a notation of the date of each such amendment or alteration unless the Bylaws are amended and restated.

ARTICLE XIV. ADOPTION OF BYLAWS RECORD OR AMENDMENT.

Section 1401. Adoption of Bylaws. These Bylaws have been adopted and filed with the undersigned to be effective as of the 16th day of November 2016.

Signature: /s/ Anders Laren

Name: Anders Laren

Title: Corporate Secretary

Section 1402. Amendments to Bylaws.

Section Amended Date Amended